SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number 000-50778

                                  Hemosol Corp.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  X     Form 40-F
          ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No  X
    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

The following is included in this Report on Form 6-K:

1.   Material Change Report, dated as of April 8, 2005.

2. Agency Agreement dated as of March 31, 2005 between Loewen, Ondaatje, McCutcheon Limited, Life Science Group, Inc. and Hemosol Corp.

3. Warrant Indenture dated as of April 8, 2005 between Hemosol Corp. and Computershare Trust Company Of Canada.

4.   Amended and Restated Commitment Letter dated March 30, 2005.

5. Securities Purchase Agreement, dated as of March 30, 2005, by and between Hemosol Corp. and Laurus Master Fund, Ltd.

6. First Amendment to the Amended and Restated Guarantee, dated as of April 8, 2005 between MDS Inc. and The Bank of Nova Scotia.

7. Subscription Agreement, dated as of April 8, 2005 between Hemosol Corp., Hemosol LP and MDS Inc.

8. Secured Convertible Note, dated as of March 30, 2005 by Hemosol Corp. in favor of Laurus Master Fund, Ltd.

9. Special Warrant Indenture dated as of April 8, 2005 between Hemosol Corp. and Computershare Trust Company Of Canada.

                             MATERIAL CHANGE REPORT

                    Section 7.1 of National Instrument 51-102
                        Continuous Disclosure Obligations


ITEM 1:  NAME AND ADDRESS OF COMPANY

                  Hemosol Corp. ("Hemosol" or the "Company")
                  2585 Meadowpine Blvd.
                  Mississauga, Ontario  L5N 8H9


ITEM 2:  DATE OF MATERIAL CHANGE

                  March 30, 2005 and April 8, 2005


ITEM 3:  NEWS RELEASE

Press releases were issued on March 31, 2005 and April 8, 2005 by Hemosol in Toronto, Ontario over Canada NewsWire, copies of which are attached hereto as Schedule A.


ITEM 4:  SUMMARY OF MATERIAL CHANGE

On April 8, 2005, Hemosol announced that it had entered into certain agreements, and on April 8, 2005, it announced the closing (the "Closing") of the previously announced transactions (the "Transactions"), as described in more detail below.

Special Warrant Offering
------------------------

On March 30, 2005, Hemosol entered into an agency agreement providing for the sale (the "Special Warrant Offering") of 10,945,746 special warrants (the "Special Warrants") through Loewen, Ondaatje, McCutcheon Limited ("LOM") and Life Science Group, Inc. ("LSG" and, together with LOM, the "Agents"), as agents. The Special Warrants were issued at a purchase price of $0.67 for gross proceeds of $7,333,650. Each Special Warrant entitles the holder to acquire, at no additional cost, one common share (a "Common Share") and one Common Share purchase warrant of the Company (a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Common Share at an exercise price of $1.00 per Common Share at any time prior to April 8, 2010. The offering of the Special Warrants closed on April 8, 2005.

Laurus Placement
----------------

On March 30, 2005, the Company entered into a securities purchase agreement (the "Securities Purchase Agreement") with Laurus Master Fund, Ltd. ("Laurus"), pursuant to which Hemosol issued to Laurus, on a private placement basis (the "Laurus Placement"), a convertible note (the "Note") secured by a second charge over all of Hemosol's assets. The Note has a term of three years and is convertible into Common Shares at a conversion price per Common Share (the "Conversion Price") equal to US$0.69, subject to adjustment in accordance with the terms of the Note. The Note bears interest at a rate equal to the prime rate plus 2% (subject to adjustments), and principal repayment will not commence until the tenth month of the term. Interest and principal under the Note may be paid in Common Shares if certain conditions are met and the rate of interest will be decreased in stages if the Common Shares appreciate to specified levels. The Note provides that if Hemosol issues any Common Shares or securities convertible into Common Shares to a person other than Laurus at any time prior to the conversion or repayment in full of the principal amount of the Note (subject to certain exceptions) for a consideration per Common Share that is lower than the Conversion Price, the Conversion Price shall be reduced to such lower consideration.

In addition, pursuant to the Securities Purchase Agreement, Hemosol issued to Laurus a warrant (the "Laurus Warrant") to purchase 2,729,122 Common Shares exercisable within five years at an exercise price of US$0.86 per Common Share as to 54%, and US$1.04 per Common Share as to the remaining 46%. LSG has acted on behalf of Hemosol in the solicitation of the Laurus Placement and in partial consideration for such services will receive 72,464 broker warrants entitling LSG to acquire, for no additional compensation, 72,464 warrants that will have the same terms as the Warrants.

The transaction contemplated by the Securities Purchase Agreement closed on April 8, 2005.

Extension of Loan
-----------------

On March 30, 2005, Hemosol entered into an amended and restated commitment letter (the "Amended and Restated Commitment Letter") with The Bank of Nova Scotia (the "Bank") pursuant to which the Bank extended the term of the $20 million loan (the "Loan") of Hemosol LP (the "Partnership"), of which Hemosol Corp. is the general partner and a limited partner, from May 25, 2005 to May 25, 2007, conditional upon the MDS Guarantee Extension (as defined below).

Extension of MDS Guarantee
--------------------------

On March 30, 2005, Hemosol also entered into a memorandum of understanding (the "MDS MOU") with MDS Inc. ("MDS"), pursuant to which MDS agreed to extend the term of its guarantee of the Loan dated November 22, 2002, as subsequently amended (the "Guarantee"), from June 20, 2005 to June 20, 2007 (the "MDS Guarantee Extension") in consideration for the issuance of the MDS Warrant, the entering into of the Registration Rights Agreement and the granting of the Additional Covenants (as defined below).

In connection with the MOU, on April 8, 2005, Hemosol entered into a subscription agreement with MDS (the "Subscription Agreement") governing the issuance by Hemosol to MDS of a warrant to purchase 2,750,000 Common Shares (the "MDS Warrant"). The MDS Warrant, which was issued to MDS on April 8, 2005, has an exercise price of $0.84 per Common Share (subject to adjustments in accordance with its terms) and a term of five years from the date of issue. One half of the MDS Warrant vested immediately upon issuance thereof and the remaining one half will vest in portions on the 20th day of each calendar month, commencing on June 20, 2005 and ending on May 20, 2007 or such earlier date as the Guarantee is terminated, at which time the MDS Warrant will fully vest.

ProMetic Issuance
-----------------

On March 30, 2005 and April 6, 2005, Hemosol and ProMetic Biosciences Inc. ("ProMetic") entered into amendments to the license agreement between Hemosol and ProMetic dated June 1, 2004 pursuant to which Hemosol licenses from ProMetic certain rights to the novel Cascade purification process to recover valuable proteins from human plasma. Pursuant to the amendment, the $4 million cash license fee payment, which is due to ProMetic as a result of the successful implementation of the Cascade process at the 30-litre pilot scale, has been replaced with (i) a cash payment of $1,070,000 and (ii) the issuance to ProMetic of 3,488,372 Common Shares within 15 days of the Closing.


ITEM 5:  FULL DESCRIPTION OF MATERIAL CHANGE

Special Warrant Offering
------------------------

On March 30, 2005, Hemosol entered into an agency agreement providing for the sale of 10,945,746 Special Warrants through the Agents on a private placement basis. The Special Warrants were issued at a purchase price of $0.67 for gross proceeds of $7,333,650. Each Special Warrant entitles the holder to acquire, at no additional cost, one Common Share and one common share purchase warrant of the Company (a "Warrant"). Each whole Warrant will entitle the holder thereof to purchase one Common Share at an exercise price of $1.00 per Common Share at any time prior to April 8, 2010. The offering of the Special Warrants closed on April 8, 2005.

As partial compensation for their services, the Agents received special broker's warrants entitling each of the Agents to acquire, without additional consideration, that number of compensation options (the "Compensation Options") equal to 5% of the number of Special Warrants sold by such Agent pursuant to the Special Warrant Offering. Each Compensation Option will entitle the holder thereof to purchase one Common Share and one Warrant at a price of Cdn$0.67 at any time prior to April 8, 2010.

A prospectus qualifying the distribution of the Common Shares and Warrants underlying the Special Warrants is expected to be filed shortly.

Laurus Placement
----------------

Securities Purchase Agreement

On March 30, 2005, Hemosol entered into the Securities Purchase Agreement with Laurus pursuant to which Hemosol issued to Laurus, on a private placement basis, the Note and the Laurus Warrant, as described in more detail below.

Under the Securities Purchase Agreement, Hemosol has agreed that, for so long as 25% of the principal amount of the Note is outstanding, it will not, without the prior written consent of Laurus:

o    declare or pay any dividends;

o issue preferred stock that is mandatorily redeemable prior to the first anniversary of the Maturity Date (as defined below);

o    redeem any preferred stock or other equity interests;

o    create or issue debt securities convertible into Common Shares;

o liquidate, dissolve or effect a material reorganization except for reorganizations to monetize tax losses that do not adversely affect Laurus' rights or the security granted in favour of Laurus;

o become subject to any agreement which would restrict the performance of the obligations of Hemosol or the Partnership under the Securities Purchase Agreement or the agreements contemplated thereby;

o materially change the scope of the business of Hemosol, which is currently the development and manufacture of blood-related products and the utilization of Hemosol's facilities for such purpose and contract manufacturing;

o incur any indebtedness, subject to certain exceptions, including trade debt and debt incurred in the normal course of business to finance the purchase of equipment (not in excess of 5% of the fair market value of the Company's assets), cancel any debt owing to it in excess of US$50,000 in the aggregate during any twelve month period, or assume or guarantee any obligations of any person;

o create or acquire any subsidiaries, other than wholly-owned subsidiaries that become a party to the Master Security Agreement and the Guarantee (as defined below);

o advance funds to, guarantee the indebtedness of, provide security for the benefit of, or transfer any properties or assets to, any of its subsidiaries;

o expend resources on the further development, testing or exploitation of, or dispose of, grant any participation interest in or grant any rights to, the HEMOLINKTM product, unless Laurus is first granted security over all of Hemosol's rights thereto on the terms of the Master Security Agreement; or

o issue or grant to MDS or ProMetic any warrants to acquire, in the aggregate, more than 5% of the issued and outstanding Common Shares, as "sweeteners" or consideration for, any transaction.

Hemosol has also agreed that it will not, prior to the full repayment or conversion of the Note:

o    enter into equity line or similar agreements; or

o issue, or enter into any agreement to issue, tradeable securities with exercise or conversion rates or pricing terms subject to downward adjustment following issuance upon a decline in the market price of the Common Shares.

Under the Securities Purchase Agreement, Hemosol has also granted to Laurus a right of first refusal to provide any additional financing that consists of the issuance or sale of debt securities convertible into equity securities.

Note

The Note has a principal amount of US$5 million and is secured by a second charge over all of Hemosol's assets, other than its rights to HEMOLINKTM. The Note has a term of three years and is convertible into Common Shares at a Conversion Price per Common Share equal to US$0.69, subject to certain adjustments.

The Note will bear interest at a rate equal to the prime rate plus 2%, payable monthly. If the average five-day trading price of the Common Shares on the principal market on which the Common Shares are traded (the "Principal Market") exceeds the Conversion Price by 25%, the interest rate will be reduced by 2% for each incremental 25% increase in the trading price.

Principal repayment of the Note will not commence until the tenth month of the term, and principal thereafter will be payable in monthly instalments of US$83,333, with the balance due on March 30, 2008 (the "Maturity Date"). Principal and, subject to certain conditions, interest, under the Note may be paid in Common Shares at the option of Hemosol, provided that (i) the average five-day trading price of the Common Shares on the Principal Market is at least 110% of the Fixed Conversion Price, and (ii) the amount of such conversion does not exceed 25% of the aggregate trading volume of the Common Shares for the 22 days preceding the applicable repayment date.

The amounts outstanding under the Note may be converted into Common Shares at the Conversion Rate:

o at any time at the option of Laurus, provided that Laurus will not be entitled to convert an amount that would result in Laurus holding more than 9.99% of the outstanding Common Shares, unless an event of default has occurred or Laurus has given Hemosol at least 75 days' notice and provided that the beneficial ownership of Laurus will not at any time exceed 19.99% of the Common Shares; and

o at the option of Hemosol if at any time the average trading price of the Common Shares on the Principal Market exceeds the Conversion Price by at least 50%, and provided that the amount of such conversion does not exceed 20% of the aggregate dollar trading volume of the Common Shares for the 22-day period immediately preceding the date of the conversion.

The Note may be prepaid by Hemosol (i) at the option of Laurus in the event of the acquisition by a third party of securities of Hemosol resulting in control or direction over more than 20% of the outstanding voting or equity securities of Hemosol, or (ii) at Hemosol's option. In the event of such prepayment, the principal amount due and payable to Laurus will be increased by (i) 25%, if made within the first twelve months of the term, (ii) 15%, if made during the period between the 12th and the 24th months of the term, and (iii) 10%, if made after the 24th month of the term (excluding the Maturity Date).

The Note provides that if Hemosol issues any Common Shares or securities convertible into Common Shares to a person other than Laurus at any time prior to the conversion or repayment in full of the principal amount of the Note (subject to certain exceptions) for a price per Common Share that is lower than the Conversion Price, the Conversion Price shall be reduced to such lower price.

If Hemosol is required to deduct any taxes from any cash sum payable under the Note, the sum payable will be grossed up by an amount equal to 10% of the original amount payable (or if the required deduction is less than such amount, the amount of the required deduction). If Hemosol is required to deduct any taxes in respect of amounts payable under the Note through the issuance of Common Shares or arising as a result of the conversion of the Note, such number of those Common Shares necessary to realize proceeds of sale equal to the amount of such required deduction will be withheld from the Common Shares otherwise issuable to Laurus and will be issued to a trustee appointed by Hemosol to sell such Common Shares, as directed by Hemosol, and from the proceeds of such sale an amount equal to the amount of the required deduction will be paid to Hemosol and any proceeds in excess of such amount will be paid to Laurus.

Security Documents

The obligations of the Corporation under the Note are guaranteed by the Partnership under a guarantee (the "Guarantee") in favour of Laurus.

The obligations of Hemosol under the Note and of the Partnership under the Guarantee are secured under a master security agreement (the "Master Security Agreement") pursuant to which each of Hemosol and the Partnership has granted Laurus second ranking security over all of its respective assets, other than the rights to HEMOLINKTM. In addition, Hemosol has granted to Laurus a mortgage on Hemosol's Meadowpine manufacturing facility. The security interests of Laurus under the Master Security Agreement and the Mortgage rank second to the security interests of the Bank in connection with the Loan.

Laurus Warrant

In addition, pursuant to the Securities Purchase Agreement, Hemosol issued to Laurus the Laurus Warrant to purchase 2,729,122 Common Shares exercisable within five years at an exercise price of US$0.86 per Common Share as to 54%, and US$1.04 per Common Share as to the remaining 46%, subject to certain adjustments.

LSG acted on behalf of Hemosol in the solicitation of the Laurus Placement and in partial consideration for such services has received 72,464 broker warrants entitling LSG to acquire, for no additional consideration, 72,464 warrants that have the same terms as the Warrants.

Extension of Loan
-----------------

On March 30, 2005, Hemosol entered into the Amended and Restated Commitment Letter with the Bank pursuant to which the Bank extended the term of the Loan from to May 25, 2005 to May 25, 2007, conditional upon the MDS Guarantee Extension. In addition, pursuant to the Amended and Restated Commitment Letter, the Bank extended to Hemosol a bulge facility of up to $1 million (the "Bulge Facility") for a term ending on the earlier of the Closing Date and April 15, 2005. $500,000 of the Bulge Facility was drawn down by Hemosol on April 4, 2005 and was repaid at Closing out of the proceeds from the Transactions.

Extension of MDS Guarantee
--------------------------

On March 30, 2005, Hemosol also entered into the MDS MOU with MDS pursuant to which MDS agreed to extend the term of the Guarantee from June 20, 2005 to June 20, 2007 in consideration for the issuance of the MDS Warrant, the entering into of the Registration Rights Agreement and the granting of the Additional Covenants. In the MOU, MDS also agreed to guarantee the Bulge Facility for a term ending on the earlier of the Closing Date and April 15, 2005.

In connection with the MOU, on April 8, 2005, Hemosol entered into the Subscription Agreement with MDS governing the issuance by Hemosol to MDS of the MDS Warrant. The MDS Warrant, which was issued to MDS on April 8, 2005, entitles MDS to acquire 2,750,000 Common Shares at an exercise price of $0.84 per Common Share (subject to adjustments in accordance with its terms) for a term of five years from the date of issue. One half of the MDS Warrant vested immediately upon issuance thereof and the remaining one half will vest in portions on the 20th day of each calendar month, commencing on June 20, 2005 and ending on May 20, 2007 or such earlier date as the Guarantee is terminated, at which time the MDS Warrant will fully vest.

Under the Subscription Agreement, Hemosol has made certain covenants in favour of MDS as follows (the "Additional Covenants"):

o following the time that the net proceeds of any financing or financings completed by Hemosol or any of its subsidiaries exceed US$35 million cumulatively in the aggregate, to use 50% of every dollar of net proceeds in excess of such net proceeds of US$35 million to reduce the amount outstanding under the Loan;

o not to sell, transfer or dispose of any assets, business or operations unless all proceeds from such sale, transfer or disposition are used to reduce the amount outstanding under the Loan; and

o other covenants with respect to reporting obligations, access to Hemosol's facilities, maintaining insurance policies, intellectual property, maintaining its properties and compliance with laws.

Pursuant to the MOU, on April 8, 2005, Hemosol and MDS also entered into a registration and sale participation rights agreement (the "Registration Rights Agreement"). The Registration Rights Agreement provides that if Hemosol raises net proceeds from any financing through the issuance of securities in excess of US$35 cumulatively in the aggregate:

o in the event of a public offering through the filing of a prospectus (a "Prospectus Offering"), Hemosol will grant to MDS the right to qualify the Common Shares and/or warrants of Hemosol held by MDS ("MDS Held Securities") under the same offering document; and

o in the event of a private placement (a "Private Placement") of securities of Hemosol, MDS will have the right to sell as such Private Placement such number of MDS Held Securities specified by MDS;

provided that in each case the aggregate price of the MDS Held Securities required to be qualified for sale or to be sold by MDS, as applicable, will not exceed 20% of the aggregate price of the securities being offered under such Prospectus Offering or Private Placement. However, in the event that the managing underwriter or lead agent selected for any Prospectus Offering or Private Placement determines in good faith that marketing factors require a limitation on the number of the securities to be qualified or issued, Hemosol may exclude from the offering document or Private Placement, as applicable, the number of MDS Held Securities which, when combined with the number of Hemosol securities, would exceed such limitation.

ProMetic Issuance
-----------------

On March 30, 2005 and April 6, 2005, Hemosol and ProMetic entered into amendments to the license agreement between Hemosol and ProMetic dated June 1, 2004 pursuant to which Hemosol licenses from ProMetic certain rights to the novel Cascade purification process to recover valuable proteins from human plasma. Pursuant to the amendment, the $4 million cash license fee payment, which is due to ProMetic as a result of the successful implementation of the Cascade process at 30-litre scale, has been replaced with (i) a cash payment of $1,070,000 and (ii) the issuance to ProMetic of 3,488,372 Common Shares within 15 days of the Closing.

Special Committee Process
-------------------------

The issuance of the MDS Warrant and the entering into of the Subscription Agreement and the Registration Rights Agreement (the "MDS Transactions") constitute a related party transaction for the purposes of Ontario Securities Commission Rule 61-501 - Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions and Policy Statement Q-27 of the Authorite des marches financiers (together, "Related Party Rules"). These transactions are exempt from the valuation and minority shareholder approval requirements of the Related Party Rules on the basis of Hemosol's financial difficulty.

In addition, as the aggregate number of Common Shares issuable in connection with the Transactions exceeded the maximum number of securities issuable without securityholder approval under the Toronto Stock Exchange Company Manual (the "TSX Manual"), Hemosol relied on an exemption from these requirements on the basis of its serious financial difficulty.

The Board of Directors of Hemosol formed a special committee (the "Special Committee") for the purpose of considering and making a recommendation to the Board of Directors with respect to the Transactions. The Special Committee is comprised of directors who are free from any interest in the Transactions and are unrelated to the parties involved in the Transactions, namely Messrs. Edward McCormack (Chairman), Mitchell Kostuch and Edward Lane. The Special Committee held a number of meetings at which the terms of the Transactions were discussed.

On the basis of its careful review and analysis of the Transactions and legal advice from counsel to Hemosol, in a resolution dated March 30, 2005, the Special Committee determined that the Company was in serious financial difficulty and that the Transactions were reasonable in the circumstances of Hemosol and were designed to improve Hemosol's financial position, and recommended that Hemosol make application to the Toronto Stock Exchange (the "TSX") for an exemption from the securityholder requirements of the TSX Manual.

Following receipt of the Special Committee's recommendation to approve the Transactions, the terms of the Transactions were reviewed and approved at a meeting of the Board of Directors held on March 30, 2005. In a resolution dated the same date, the Board of Directors of Hemosol determined that Hemosol was in serious financial difficulty, that the Transactions were designed to improve Hemosol's financial situation and were reasonable in the circumstances of Hemosol, and authorized Hemosol to make application to the TSX for an exemption from the securityholder requirements in the TSX Manual. At that meeting, Messrs. Rygiel and Lewitt declared their respective interest in the MDS Transaction and refrained from voting in respect of the resolution approving the MDS Transactions. Neither of Messrs. Rygiel or Lewitt was involved in the decision to proceed with the MDS Transactions.

As at February 28, 2005, Hemosol had approximately $1.3 milliion in cash and cash equivalents, and its monthly average burn-rate was approximately $1.4 million. Without the proceeds of the Transactions, Hemosol's cash resources would not have been sufficient to allow it to continue operations beyond March 31, 2005.

This material change report has been filed less than 21 days before the Closing which, in Hemosol's view, is both reasonable and necessary in the circumstances as a result of Hemosol's financial difficulty.

Closing of the Transactions
---------------------------

On April 8, 2005, Hemosol announced the closing of the Transactions, which were subject to customary conditions, including approval by the TSX. The aggregate gross proceeds of the Transactions of approximately $13.4 million will be used for the implementation and operation of the Cascade technology at Hemosol's Meadowpine facility and to commence the clinical trial and regulatory approval process for the initial therapeutic compounds to be produced. Hemosol expects that the proceeds of the Transactions, together with the MDS Extension, will be sufficient to fund anticipated operating and capital expenditures for the balance of 2005.


ITEM 6:      RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7:      OMITTED INFORMATION

Not applicable


ITEM 8:      EXECUTIVE OFFICER

For further information, please contact Lee Hartwell, President and Chief Executive Officer of Hemosol at (905) 286-6204.

DATED at Mississauga, Ontario this 8th day of April, 2005.

                                      HEMOSOL CORP.

                                      by   (signed) Lee Hartwell
                                          --------------------------------------
                                          Lee Hartwell
                                          President and Chief Executive Officer

                                   SCHEDULE A

                                AGENCY AGREEMENT


March 30, 2005


Hemosol Corp.
2585 Meadowpine Blvd.
Mississauga, Ontario
L5N 8H9

Attention:    Mr. Lee Hartwell,
              President and Chief Executive Officer
              -------------------------------------


Dear Sir:

Pursuant to a letter agreement dated March 1, 2005 (the "LOM Letter Agreement") between Hemosol Corp. (the "Corporation") and Loewen, Ondaatje, McCutcheon Limited ("LOM"), and a letter agreement dated August 4, 2004 (the "LSG Letter Agreement") between the Corporation and Life Science Group, Inc. ("LSG"), the Corporation agreed to, among other things, issue and sell up to US$ 10 million worth of special warrants (each, a "Special Warrant" and, collectively, the "Special Warrants". Each Special Warrant will entitle the holder thereof to acquire, upon exercise or deemed exercise thereof, without additional payment, one common share in the capital of the Corporation (a "Common Share" and, collectively, the "Common Shares") and one common share purchase warrant (a "Warrant" and, collectively, the "Warrants"). The Special Warrants shall be created and issued under the Special Warrant Indenture (as hereinafter defined). The offer and sale of the Special Warrants by the Corporation is hereinafter referred to as the "Offering".

Each Warrant will entitle the holder thereof to purchase one Common Share (a "Warrant Share") at an exercise price equal to $1.00 per Warrant Share (the "Warrant Exercise Price"). The Warrants may be exercised at any time on or prior to the date that is 60 months immediately following the Closing Date.

LOM will act as agent of the Corporation to solicit, on a best efforts basis, offers to purchase the Special Warrants in Canada and LSG has agreed to act as US Placement agent to solicit offers to purchase the Special Warrants in the United States (LOM and LSG are together referred to herein as the "Agents" and individually as an "Agent"). It is acknowledged and agreed that the sale of the Special Warrants will take place only (i) in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario (the "Qualifying Provinces"); (ii) in the United States in transactions that are exempt from registration under the U.S. Securities Act (as defined herein) and applicable state securities laws; and
(iii) in other jurisdictions as may be agreed to by the Corporation, other than Canada and the U.S., provided that the Corporation is not required to file a prospectus or other disclosure document or become subject to continuing obligations in such other jurisdictions, in each case in accordance with the provisions of this Agreement. It is hereby agreed and understood that the Agents shall act as agents only and shall not at any time be obligated to purchase or arrange for the purchase of any Special Warrants but either Agent may, subject to Applicable Securities Laws (as hereinafter defined), subscribe for and purchase Special Warrants if it so chooses.

1.   Interpretation
     --------------

Unless expressly provided otherwise, where used in this Agreement or any schedule hereto, the following terms shall have the following meanings, respectively:

"Agency Fee" means the fee payable to the Agents in connection with the Offering, being an amount equal to the aggregate of 7% of the gross proceeds received from the issue and sale of the Special Warrants, namely $0.0469 per Special Warrant;

"Agents" shall have the meaning ascribed thereto in the third paragraph of this Agreement;

"Applicable Securities Laws" means, collectively, the applicable securities laws of the Qualifying Provinces, the regulations, rules and orders made thereunder, the applicable policy statements issued by the Securities Commissions thereunder and the securities legislation and policies of each other relevant jurisdiction, including, without limitation, the United States;

"Business Day" shall mean any day except Saturday, Sunday or a statutory holiday in Toronto, Ontario;

"Clearance Date" means that date on which the last of the Final MRRS Decision Document and a receipt is issued by the Principal Regulator or the Securities Commission of any Qualifying Province who has opted out of the Mutual Reliance Review System, as the case may be, for the Final Prospectus;

"Closing Date" means the date of the closing of the sale of the Special Warrants, namely April 6, 2005 or such other date as the Agents and the Corporation may agree;

"Closing Transactions" means:

     (a)  The issuance to Laurus Master Fund, Ltd. of a secured convertible term note in the principal amount of US$5 million, which note is convertible into Common Shares at a conversion price of US$0.69 per Common Share (subject to adjustment), and is due on the third anniversary of the Closing Date and warrants to purchase up to 1,464,561 Common Shares at a subscription price of US$0.86 per Common Share, up to 1,264,561 Common Shares at a subscription price of US$1.04 per Common Share on or before the fifth anniversary of the Closing Date;

     (b) The issuance to MDS Inc. of a warrant to purchase up to 2,750,000 Common Shares at a subscription price equal to the Warrant Exercise Price on or before the fifth anniversary of the Closing Date in connection with the proposed extension of the expiry of MDS Inc.'s guarantee of Hemosol LP's Cdn.$20 million bank loan from The Bank of Nova Scotia from June 20, 2005 to June 20, 2007; and

     (c) The amendment of the agreement dated June 1, 2004 between ProMetic Biosciences Inc. and Hemosol LP, to provide that the Cdn.$4 million milestone license fee payment which will become due to ProMetic upon the achievement of certain consistency runs of the Cascade process will be replaced with (i) a cash payment of Cdn.$1 million and (ii) the issuance to ProMetic of 3,488,372 Common Shares due within 15 days of the Closing Date for achieving the first run of the Cascade process at the 30-litre scale;

"Common Share" and "Common Shares" shall have the meanings ascribed thereto in the first paragraph of this Agreement;

"Compensation Options" shall have the meaning ascribed thereto in subsection 3(b) hereof;

"Corporation" means Hemosol Corp.;

"Disclosure Documents" means, collectively, (i) all of the documentation which has been filed by or on behalf of the Corporation and, after January 1, 2003 and prior to April 30, 2004, by or on behalf of LPBP Inc. (formerly Hemosol Inc.), with the relevant securities regulatory authorities pursuant to the requirements of Applicable Securities Laws, including all press releases filed on SEDAR and EDGAR, and (ii) the disclosure letter dated the date hereof issued by the Corporation to the Agents;

"Exchange" means the Toronto Stock Exchange;

"Expiry Date" shall have the meaning ascribed thereto in Section 2 hereof and "Time of Expiry" means 5:00 p.m. (Toronto time) on such date;

"Final MRRS Decision Document" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that receipts for the Final Prospectus have been issued for each of the Qualifying Provinces;

"Final Prospectus" means the (final) prospectus of the Corporation prepared in connection with the qualification of (i) the Common Shares and Warrants issuable pursuant to the exercise of the Special Warrants and (ii) the Compensation Options issuable pursuant to the exercise of the Special Broker's Warrants to the fullest extent permitted by Applicable Securities Laws, for distribution in the Qualifying Provinces to holders of Special Warrants and the Agents, respectively;

"Gross Proceeds" means the gross proceeds received from the issue and sale of the Special Warrants;

"Hazardous Substances" has the meaning ascribed thereto in paragraph (ee) of
Section 5 hereof;

"Intellectual Property" has the meaning ascribed thereto in paragraph (ff) of
Section 5 hereof;

"Issue Price" means the amount of $0.67 per Special Warrant;

"Material Adverse Effect" has the meaning ascribed thereto in paragraph (g) of
Section 5 hereof;

"Material Agreements" has the meaning ascribed thereto in paragraph (j) of
Section 5 hereof;

"material change" means a material change for the purposes of the Applicable Securities Laws or any of them or where undefined under the Applicable Securities Laws of a jurisdiction means a change in the business, operations or capital of the Corporation that would reasonably be expected to have a significant effect on the market price or value of any of the Corporation's securities and includes a decision to implement such a change made by the Corporation's board of directors or by senior management of the Corporation who believe that confirmation of the decision by the board of directors is probable;

"material fact" means a material fact for the purposes of the Applicable Securities Laws or any of them or where undefined under the Applicable Securities Laws of a jurisdiction means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Corporation's securities;

"misrepresentation" means a misrepresentation for the purposes of the Applicable Securities Laws or any of them or where undefined under the Applicable Securities Laws of a jurisdiction means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

"Mutual Reliance Review System" means the mutual reliance review system provided for under National Policy 43-201 Mutual Reliance Review System for Prospectuses and Annual Information Forms of the Canadian Securities Administrators;

"NASDAQ" means the Nasdaq National Market;

"Offering" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"person" includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

"Preliminary MRRS Decision Document" means the decision documents issued in accordance with the Mutual Reliance Review System evidencing that receipts for the Preliminary Prospectus have been issued for each of the Qualifying Provinces;

"Preliminary Prospectus" means the preliminary prospectus of the Corporation prepared in connection with the qualification of (i) the Common Shares and Warrants issuable pursuant to the exercise of the Special Warrants and (ii) the Compensation Options issuable pursuant to the exercise of the Special Broker's Warrants to the fullest extent permitted by Applicable Securities Laws, for distribution in the Qualifying Provinces to holders of Special Warrants and the Agents, respectively;

"Principal Regulator" means the Ontario Securities Commission or such other principal regulator selected by the Corporation in accordance with Multilateral Instrument 43-201 Mutual Reliance Review System for Prospectuses and Annual Information Forms;

"Private Placement Exemptions" means: (i) in respect of Ontario, the "accredited investor" exemption under Section 2.3 of Ontario Securities Commission Rule 45-501 - Exempt Distributions; (ii) in respect of British Columbia, Alberta, Saskatchewan or Manitoba, the "accredited investor" exemption under Section 5.1 of Multilateral Instrument 45-103 - Capital Raising Exemptions and (iii) in respect of the U.S., pursuant to the exemption provided by Section 4(2) of the U.S. Securities Act;

"Prospectuses" means, collectively, the Preliminary Prospectus and the Final Prospectus;

"Purchasers" means, collectively, each of the purchasers of Special Warrants pursuant to the Offering;

"Qualifying Provinces" has the meaning ascribed thereto in the third paragraph of this Agreement;

"Regulatory Authorities" has the meaning ascribed thereto in paragraph (cc) of
Section 5 hereof;

"Securities Commissions" means, collectively, the securities regulatory authorities in each of the Qualifying Provinces;

"Significant Interest Entities" means those entities in which the Corporation holds a direct or indirect ownership interest of 20% or more;

"Special Broker's Warrants" shall have the meaning ascribed thereto in subsection 3(b) hereof;

"Special Warrant Indenture" means the special warrant indenture to be entered into as of the Closing Date between the Trustee, as trustee, and the Corporation pursuant to which the Special Warrants will be issued and governing the terms and conditions thereof;

"Special Warrants" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"Subject Securities" means the Common Shares and the Warrants to be issued on exercise of the Special Warrants and, where the context requires or permits, the Warrant Shares, the Compensation Options to be issued upon the exercise of the Special Broker's Warrant and the Common Shares and Warrants to be issued on exercise of the Compensation Options;

"Subscription Agreements" means, collectively, the subscription agreements entered into between the Purchasers and the Corporation in respect of the Offering;

"subsidiary" means:

     (a) any corporation of which securities, having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes or such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues), are at the time directly, indirectly or beneficially owned or controlled by the Corporation or one or more of its subsidiaries, or the Corporation and one or more of its subsidiaries;

     (b) any partnership of which the Corporation, or one or more of its subsidiaries, or the Corporation and one or more of its subsidiaries:
          (i) directly, indirectly or beneficially owns or controls more than 50% of the income, capital, beneficial or ownership interest (however designated) thereof; and (ii) is a general partner, in the case of a limited partnership, or is a partner that has the authority to bind the partnership in all other cases; or

     (c) any other person of which at least a majority of the income, capital, beneficial or ownership interest (however designated) is at the time directly, indirectly or beneficially owned or controlled by the Corporation, or one or more of its subsidiaries or the Corporation and one or more of its subsidiaries;

"Supplementary Material" means, collectively, any amendment to the Preliminary Prospectus, the Final Prospectus, any amended or supplemental prospectus or ancillary material required to be filed with any of the Securities Commissions in connection with the distribution of (i) the Common Shares issuable pursuant to the exercise of the Special Warrants and (ii) the Compensation Options issuable pursuant to the exercise of the Special Broker's Warrant;

"Time of Closing" means 10:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agents may agree; and

"Transaction Agreements" has the meaning ascribed thereto in paragraph (j) of
Section 5 hereof;

"Trustee" means Computershare Trust Company of Canada, as trustee under the Special Warrant Indenture.

"Unit" means a unit consisting of one Common Share and one Warrant;

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"Warrant" means a common share purchase warrant exercisable at any time for one Warrant Share at an exercise price of $1.00 per share on or prior to the date that is 60 months immediately following the Closing Date;

"Warrant Indenture" means the common share purchase warrant indenture to be entered into as of the Closing Date between the Trustee, as trustee, and the Corporation pursuant to which the Warrants will be issued;

"Warrant Shares" means the Common Shares issuable upon the exercise of the Warrants;

The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement. Unless otherwise expressly provided, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

If any provision of this Agreement shall be adjudged by a competent authority to be invalid or for any reason unenforceable, such invalidity or unenforceability shall not affect the validity, enforceability or operation of any other provision herein.

The following are the schedules attached to this Agreement, which schedules form part of this Agreement and are hereby incorporated by reference herein:

Schedule "A" - Term Sheet
Schedule "B" - Form of Special Broker's Warrant
Schedule "C" - United States Offers and Sales

2.   Appointment of Agents
     ---------------------

The Corporation hereby appoints the Agents as the Corporation's exclusive agents to effect the Offering. The Agents agree to act as the Corporation's agents for such purpose and to use their best efforts to effect the sale of the Special Warrants on the Corporation's behalf to the Purchasers, subject to the terms and conditions hereinafter provided for. Each Purchaser shall purchase the Special Warrants under a Private Placement Exemption. LOM will notify the Corporation with respect to the identity of each such Purchaser as soon as practicable and with a view to leaving sufficient time to allow the Corporation to secure compliance with all relevant regulatory requirements of each of the Qualifying Provinces relating to the sale of the Special Warrants. The Corporation undertakes to file or cause to be filed all forms or undertakings required to be filed by the Corporation and to pay all filing fees in connection with the purchase and sale of the Special Warrants, the issuance of the Special Broker's Warrant and the issuance of the Subject Securities so that the distribution of each of such securities may lawfully occur without the necessity of filing a prospectus in Canada or comparable document elsewhere.

Any offer and sale of Special Warrants in the United States or to, or for the account or benefit of, any U.S. person (such term being used in this Agreement as defined in Regulation S under the U.S. Securities Act) shall be made in accordance with the terms and conditions set out in Schedule "C" to this Agreement.

The Special Warrants shall be issued pursuant to, and the exercise thereof shall be governed by, the provisions of the Special Warrant Indenture. The terms and conditions of the Special Warrant Indenture shall be consistent herewith and shall be satisfactory to the Agents and their counsel, acting reasonably.

Subject to the Special Warrant Indenture, each Special Warrant will be exercisable at any time on or before 5:00 p.m. (Toronto time) on the date (the "Expiry Date") which is the earlier to occur of: (i) the fifth Business Day immediately following the Clearance Date; and (ii) that date which is four months and one day immediately following the Closing Date. Upon the Expiry Date, all issued and outstanding Special Warrants shall be exercised by the Trustee on behalf of the holders thereof in accordance with the provisions of the Special Warrant Indenture.

3.   Agents' Compensation
     --------------------

In consideration of the services to be rendered by the Agents in connection with the transactions contemplated herein including, without limitation, acting as agent in connection with the sale of the Special Warrants, the preparation and finalization of the Preliminary Prospectus and the Final Prospectus, performing administrative work in connection with these matters and all other services arising out of this Agreement and the Offering, the Corporation shall pay or issue, as the case may be, to the Agents the following:

     (a) the Agency Fee in respect of the Special Warrants at the Time of Closing on the Closing Date; and

     (b) at the Time of Closing on the Closing Date, special broker's warrants (the "Special Broker's Warrants"), substantially in the form set out in Schedule "B" hereto entitling the Agents to acquire, without additional consideration, that number of Compensation Options (the "Compensation Options"), equal to 5% of that number of Special Warrants sold hereunder. Each Compensation Option will entitle the holder thereof to purchase one Unit at a price of $0.67 per Unit for a period of 60 months from the Closing Date. The Compensation Options issuable pursuant to the exercise of the Special Broker's Warrants will be qualified by the Final Prospectus to the fullest extent permitted by Applicable Securities Laws.

For greater certainty, the services provided by the Agents in connection with the Offering and sales of Special Warrants hereunder will not be subject to the Goods and Services Tax provided for in the Excise Tax Act (Canada) and taxable supplies will be incidental to the exempt financial services provided.

4.   Covenants of the Agents
     -----------------------

Each of the Agents covenants with the Corporation that it will: (i) conduct all its activities of, and in connection with, arranging for the sale of the Special Warrants and in distributing the Subject Securities in compliance with all applicable laws, including the Applicable Securities Laws, and will indemnify the Corporation from all losses incurred by it as a result of a violation by such Agent of such Applicable Securities Laws; (ii) not deliver to any prospective Purchaser any document or material which constitutes an offering memorandum under Applicable Securities Laws; (iii) not solicit offers to purchase or sell the Special Warrants so as to require registration thereof or filing of a prospectus with respect thereto under the laws of any jurisdiction and not solicit offers to purchase or sell the Special Warrants in any jurisdiction outside of Canada where the solicitation or sale of the Special Warrants would result in any statutory ongoing disclosure requirements in such jurisdiction or any registration requirements in such jurisdiction except for the filing of a notice or report of the solicitation or sale; (iv) obtain from each Purchaser an executed Subscription Agreement in a form acceptable to the Corporation and to the Agents relating to the transactions herein contemplated, together with all other documentation as may be necessary in connection with subscriptions for Special Warrants; (v) upon the Corporation obtaining a Preliminary MRRS Decision Document, forthwith deliver one copy of the Preliminary Prospectus to each person entitled to obtain Common Shares or Warrants pursuant to the Prospectuses; (vi) upon the Corporation obtaining the Final MRRS Decision Document, forthwith deliver one copy of the Final Prospectus (together with any Supplementary Material required to be provided to the Purchasers) to each person entitled to obtain Common Shares or Warrants pursuant to the Prospectuses; (vii) refrain from advertising the Offering in (A) printed public media of general and regular paid circulation, (B) radio, or (C) television or (D) telecommunications, including electronic display and not make use of any green sheet or other internal marketing document without the consent of the Corporation, such consent to be promptly considered and not to be unreasonably withheld; (viii) comply with, and ensure that its directors, officers, employees and affiliates comply with all applicable market stabilization rules and requirements of the Securities Commissions and Applicable Securities Laws; (ix) if it purchases any Special Warrants as principal, it will provide to the Securities Commissions such undertakings and other confirmations as may reasonably be required respecting the disposition of such Special Warrants to facilitate the issuance of receipts for the Prospectuses; (x) assist in the preparation and finalization of each of the Prospectuses and, subject to the Corporation's material compliance with its obligations under Section 7 hereof, deliver to the Corporation executed certificate pages and other customary documents as required or advisable in connection with the filing of the Prospectuses and in support of the issuance of both the Preliminary MRRS Decision Document and the Final MRRS Decision Document; and (xi) it is and will be, at the Time of Closing, duly registered to sell the Special Warrants in the jurisdictions in which the Offering will take place pursuant to the fourth paragraph of this Agreement; and (xii) only offer and sell the Special Warrants in the United States or to "U.S. Persons" in accordance with Schedule "C" hereto.

5.   Representations and Warranties of the Corporation
     -------------------------------------------------

The Corporation hereby represents and warrants to the Agents and each of the Purchasers that as at the date hereof:

     (a) the Corporation has been duly incorporated and organized and is validly existing under the laws of the province of Ontario and has all requisite corporate power and authority to carry on its business, to undertake the Offering and to carry out the provisions hereof;

     (b) the Corporation has no subsidiaries other than the subsidiaries listed below (the "Subsidiaries") and the Corporation beneficially owns, directly or indirectly, the percentage indicated below of all the issued and outstanding equity interests, partnership interests and ownership interests, as the case may be, in each of the Subsidiaries, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all equity interests, partnership interests and ownership interests, as the case may be, have been duly authorized and validly issued and, in respect of any shares, are outstanding as fully-paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any of such interests or for the issue or allotment of any unissued equity interest, partnership interest or ownership interest in any Subsidiary or any other security convertible into or exchangeable for any such interests:


------------------------------------- ---------------------------------- -------------------------
                Name                      Jurisdiction of Formation        Beneficial Ownership
                                                                                 Interest
------------------------------------- ---------------------------------- -------------------------
             Hemosol LP                            Ontario                         93%
------------------------------------- ---------------------------------- -------------------------
       749235 Ontario Limited                      Ontario                         100%
------------------------------------- ---------------------------------- -------------------------
         Hemosol (USA) Inc.                       Delaware                         100%
------------------------------------- ---------------------------------- -------------------------
    Hemosol Research Corporation                   Ontario                         100%
     (formerly, Cell Expansion
         Technologies Inc.)
------------------------------------- ---------------------------------- -------------------------
    The Hemoglobin Company Inc.                    Ontario                         100%
------------------------------------- ---------------------------------- -------------------------

     (c) the Corporation does not have any Significant Interest Entities other than the Subsidiaries;

     (d) other than as disclosed in this Agreement, including pursuant to the Closing Transactions , no person, firm or corporation now has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants), for the purchase, subscription or issuance of any unissued shares, securities, warrants or other ownership interests of the Corporation or any of its Subsidiaries, other than a total of 15,720,192 Common Shares issuable pursuant to the exercise of outstanding options under its stock option plan or pursuant to options or warrants granted outside of such plan;

     (e) except as described in the Disclosure Documents, the Corporation is, and will at the Time of Closing be, a reporting issuer in good standing under Applicable Securities Laws, and is in material compliance with the by-laws, rules and regulations of the Exchange and NASDAQ and no material change relating to the Corporation has occurred since April 30, 2004 with respect to which the requisite material change report has not been filed under Applicable Securities Laws and no such disclosure has been made on a confidential basis;

     (f) except as disclosed in the Disclosure Documents, since December 31, 2003:

          (i) there has not been any material change in the consolidated assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation and there has occurred no event and no state of facts exist that, under Applicable Securities Laws, is required to be set forth in a material change report that has not been so set forth;

          (ii) there has not been any material change in the capital stock or material change in the consolidated long-term debt of the Corporation; and

          (iii) there has not been, in respect of the Corporation, any material change in relation to its business, condition (financial or otherwise) or results of operations;

     (g) the Corporation and each of its Subsidiaries is in all material respects conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licences, registrations and qualifications are and will at the Time of Closing be valid, subsisting and in good standing, except in respect of matters which do not and will not result in any material adverse change to the business, business prospects, management, consolidated financial position, stockholders' equity or condition (financial or otherwise) of the Corporation and its Subsidiaries, taken as a whole, and except for the failure to be so qualified or the absence of any such license, registration or qualification which does not and will not have a material adverse effect on the assets or properties, business, results of operations, prospects, management, consolidated financial position, shareholders' equity or condition (financial or otherwise) of the Corporation and its Subsidiaries, taken as a whole (any such material adverse change or material adverse effect, a "Material Adverse Effect");

     (h) the authorized capital of the Corporation consists of an unlimited number of Common Shares without par value and an unlimited number of Special Shares, issuable in series, and, as at the date hereof, the issued and outstanding capital of the Corporation consists of 57,195,580 Common Shares. All of the outstanding shares of the Corporation's share capital have been duly and validly authorized and issued and are fully paid and non-assessable, have been issued in compliance with all applicable Securities Laws and have not been issued in violation of any preemptive right, resale right, right of first refusal or similar right;

     (i) all of the Disclosure Documents and other materials filed by or on behalf of the Corporation with the applicable Securities Commissions and the Exchange were true and correct in all material respects as of the date of such issuance or filing, and, to the extent required, provided full, true and plain disclosure of all material facts relevant to the Corporation and did not contain a misrepresentation;

     (j) the execution and delivery of this Agreement, the LOM Letter Agreement, the LSG Letter Agreement, the Subscription Agreements, the Special Warrant Indenture, the Warrant Indenture, the Special Broker's Warrant, all other contracts required in connection with the issue and sale of the Special Warrants and the distribution of the Subject Securities (the "Transaction Agreements") and the performance and compliance with the terms of the Transaction Agreements by the Corporation, the sale and distribution of the Special Warrants or the issuance of the Special Broker's Warrants or the Subject Securities:

          (i) do not and will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of the Corporation or any of its Subsidiaries, or any agreement that would be required to be set forth under the heading "Material Contracts" (or its equivalent) in the Final Prospectus (if it were dated as of the date hereof) (collectively, the "Material Agreements"), or any judgment, decree or order, or any term or provision thereof, which materially adversely affects the business, prospects, operations or condition (financial or otherwise) of the Corporation, any of its Subsidiaries or their property or assets;

          (ii) do not and will not result in the acceleration of the time for the payment or performance of any debt or obligation or commitment of the Corporation or any of its Subsidiaries;

          (iii) do not and will not release, discharge, limit or lessen any obligation of any person to or any right of the Corporation or any of its Subsidiaries;

     (k) at the Time of Closing on the Closing Date, the Corporation will have filed all documents, taken all proceedings and obtained all regulatory consents necessary as a precondition to the sale of the Special Warrants and the issuance of the Special Broker's Warrants hereunder;

     (l) the attributes of the Special Warrants, the Special Broker's Warrant and the Subject Securities will conform in all material respects with the description thereof contained herein;

     (m) none of the Corporation, its Subsidiaries, or, to the knowledge of the Corporation, LPBP Inc. (formerly Hemosol Inc.), have sent or received any notice of termination of any of the Material Agreements (the effect of which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect), and no such termination has been threatened by the Corporation or any of its Subsidiaries or, to the Corporation's knowledge, by any other party to any such contract or agreement;

     (n) there is no person, firm or corporation acting or purporting to act for the Corporation entitled to any brokerage or finder's fee in connection with this Agreement or any of the transactions contemplated by the Transaction Agreements, except as provided herein;

     (o) each of the Transaction Agreements has been duly authorized, executed and delivered on behalf of the Corporation and is a valid and binding obligation of the Corporation enforceable in accordance with its terms except as rights to indemnity and contribution may be limited by applicable laws and except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting enforcement of creditors' rights, equitable remedies and the discretion of the court;

     (p) except as referred to and contemplated by the Disclosure Documents there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Corporation or any of its Subsidiaries) pending or, to the knowledge of the Corporation and its directors and officers, threatened against or affecting the Corporation or any of its Subsidiaries, at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which in any way materially adversely affects the Corporation or any of its Subsidiaries or the condition (financial or otherwise) of the Corporation or any of its Subsidiaries or which questions the validity of the issuance or sale of the Special Warrants or the issuance of the Subject Securities or any action taken or to be taken by the Corporation pursuant to or in connection with the Transaction Agreements;

     (q) the unaudited interim consolidated financial statements as at and for the period ended September 30, 2004, and if released by the Corporation on or prior to the closing of the Offering, the audited annual consolidated financial statements of the Corporation as at and for the period ended December 31, 2004 present fully, fairly and correctly, the consolidated financial position of the Corporation as at September 30, 2004, and if applicable, December 31, 2004, and the results of its operations and the changes in its financial position for the 9-month period, and if applicable, the twelve-month period then ended in accordance with generally accepted Canadian accounting principles applied on a consistent basis;

     (r) the Corporation and each of its Subsidiaries has conducted and is conducting its business, and to the knowledge of the Corporation, LPBP Inc. (formerly Hemosol Inc.) conducted the business currently carried on by the Corporation prior to April 30, 2004, in compliance in all material respects with all applicable licensing and environmental protection legislation, regulations or by-laws or other similar laws, by-laws, rules and regulations or other lawful requirements of each jurisdiction in which its business is carried on and holds all material licences, certificates, registrations, permits, consents or qualifications required in order to enable its business to be carried on as now conducted or as proposed to be conducted, and all such licences, certificates, registrations, permits, consents and qualifications are valid and subsisting and in good standing;

     (s) the Corporation is not aware of any licensing or environmental legislation, regulation, by-law or lawful requirement presently in force or proposed to be brought into force in any jurisdiction in which its business is carried on which the Corporation anticipates that it will be unable to comply with without materially adversely affecting its financial condition, results of operations, business or prospects;

     (t) the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or securities or agreed to do any of the foregoing;

     (u) the auditors of the Corporation who audited the consolidated financial statements of the Corporation most recently delivered to the securityholders of the Corporation and who delivered their report with respect thereto are independent public accountants as required by Applicable Securities Laws;

     (v) there has never been any reportable disagreement (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators - Continuous Disclosure Obligations) with the present or, to the knowledge of the Corporation, any former auditor of the Corporation;

     (w) the Corporation and each of the Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

     (x) the Corporation has filed all federal, provincial, state, local and foreign tax returns and notices that are required to be filed (except in any case in which the failure to so file would not have a Material Adverse Effect) and it has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith;

     (y) the Corporation has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Corporation and there are no audits known by the Corporation's management to be pending in respect of the tax returns of the Corporation (whether federal, state, provincial, local or foreign) and there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation;

     (z) no domestic or foreign taxation authority has asserted or, to the best of the Corporation's knowledge, threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation (including, without limitation, any predecessor companies) filed for any year which would have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation;

     (aa) the Corporation and each of the Subsidiaries has good title to all property (real and personal) and assets owned by it, in each case, free and clear of all liens, claims, security interests, defects or other encumbrances that could materially adversely affect the value thereof or materially adversely interfere with the use thereof made or to be made by them, except such as are described in the Disclosure Documents;

     (bb) the Corporation and each of the Subsidiaries is insured against such losses and risks and in such amount as are customary in the business in which it is engaged. All policies of insurance insuring the Corporation and any of the Subsidiaries or any of their respective businesses, assets, employees, officers and directors are in full force and effect, and each of the Corporation and its Subsidiaries is in compliance with the terms of such policies in all material respects. There are no claims by the Corporation or any of the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause;

     (cc) the clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Corporation or any Subsidiary or in which the Corporation, any Subsidiary or its products or product candidates have participated are being conducted in accordance with the medical and scientific research procedures applicable thereto. The Corporation and each Subsidiary has operated and currently is in compliance in all material respects with all applicable rules, regulations and policies of Health Canada and the U.S. Food and Drug Administration (together, the "Regulatory Authorities"). Neither the Corporation nor any of its Subsidiaries has received any notices or other correspondence from the Regulatory Authorities or any other governmental agency requiring the termination or suspension of any clinical or pre-clinical studies or tests;

     (dd) the Corporation has not withheld from the Agents any facts relating to the Corporation or to the Offering that would be material to a prospective purchaser of the Special Warrants;

     (ee) neither the Corporation, the Subsidiaries, nor, to the knowledge of the Corporation, LPBP Inc. (formerly Hemosol Inc.), has caused or permitted the release, in any manner whatsoever, of any pollutants, contaminants, chemicals or industrial toxic or hazardous waste or substances ("Hazardous Substances") on or from any of its properties or assets or any such release on or from a facility owned or operated by third parties but with respect to which the Corporation or the Subsidiary is or may reasonably be alleged to have material liability or has received any notice that it is potentially responsible for a federal, provincial, municipal or local clean-up site or corrective action under any applicable laws, statutes, ordinances, by-laws, regulations or any orders, directions or decisions rendered by any ministry, department or administrative regulatory agency relating to the protection of the environment, occupational health and safety or otherwise relating to dealing with Hazardous Substances; and

     (ff) except as referred to and contemplated by the Disclosure Documents, to the Corporation's knowledge, the Corporation and each of the Subsidiaries owns or has obtained licenses (which such licenses are enforceable against the Corporation or any of the Subsidiaries and, to the Corporation's knowledge, the other parties thereto) for the patents, patent applications, inventions, technology, know-how, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, trade secrets and rights currently being used by the Corporation or any of the Subsidiaries or licensed to any of them or necessary for the conduct of the business of the Corporation or any of the Subsidiaries as it is currently being conducted (collectively, the "Intellectual Property"). Except as would not reasonably be expected to have a Material Adverse Effect, to the Corporation's knowledge, (i) there are no rights of third parties to any such Intellectual Property; (ii) there is no infringement by third parties of any such Intellectual Property; (iii) there is no pending or threatened action, suit, proceeding or claim by others against the Corporation or any Subsidiary challenging the Corporation's or any Subsidiary's rights in or to any such Intellectual Property, and the Corporation is unaware of any facts which, to the Corporation's knowledge, would form a reasonable basis for any such claim; (iv) there is no pending or threatened action, suit, proceeding or claim by others against the Corporation or any Subsidiary challenging the validity or scope of any such Intellectual Property, and the Corporation is unaware of any facts which, to its knowledge, would form a reasonable basis for any such claim; (v) there is no pending or threatened action, suit, proceeding or claim by others against the Corporation or any Subsidiary asserting that the Corporation or such Subsidiary infringes or otherwise violates, or would infringe or otherwise violate upon commercialization of its products and product candidates, any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Corporation is unaware of any facts which, to its knowledge, would form a reasonable basis for any such claim; (vi) there is no patent or patent application which contains valid claims that dominate any Intellectual Property that is necessary for the conduct of its principal business as currently conducted or currently contemplated to be conducted or that interferes with the issued claims of any such Intellectual Property; and (vii) there is no prior art of which the Corporation is aware that may render any patent held by the Corporation or any of the Subsidiaries invalid or any patent application held by the Corporation or any of the Subsidiaries unpatentable which has not been disclosed to the applicable patent-issuing authority.

The Corporation further acknowledges that the Agents and the Purchasers are relying upon such representations, warranties and agreements.

6.   Representations, Warranties and Covenants of LSG
     ------------------------------------------------

LSG represents, warrants and covenants to the Corporation that as at the date hereof:

     (a) it is acquiring the Special Broker's Warrants as principal, for its own account and not as a nominee or agent for any other person, and not with a view to, or for resale in connection with, any distribution thereof in violation of Applicable Securities Laws;

     (b) it is aware of the restrictions with respect to trading in the Special Broker's Warrants and the Compensation Options issuable on exercise of the Special Broker's Warrants imposed by Applicable Securities Laws and confirms that no representation has been made respecting the restrictions with respect to trading in such securities and LSG further covenants that it will not resell the Common Shares and Warrants comprising the Compensation Options and the Common Shares issuable upon the exercise of the Warrants except in accordance with the provisions of Applicable Securities Laws;

     (c) it has had an opportunity to conduct such due diligence and to ask and have answered all questions that it sought to raise with respect to the business and affairs of the Corporation, LSG's Special Broker's Warrants and this Agreement and the transactions contemplated hereunder;

     (d) it will execute, deliver or assist the Corporation in completing all documentation as may be required by Applicable Securities Laws to permit the issuance of the Special Broker's Warrants, and the Compensation Options issuable on exercise of the Special Broker's Warrants, to LSG;

     (e) it is a corporation duly incorporated and validly subsisting under the laws of the jurisdiction of its incorporation and has all requisite legal and corporate power and authority to execute and deliver this Agreement, to subscribe for the Special Broker's Warrants as contemplated herein and to carry out and perform its obligations under the terms of this Agreement;

     (f) it is an "accredited investor" (as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act);

     (g) it is responsible for obtaining such legal, tax, investment and other professional advice as it considers appropriate in connection with the execution, delivery and performance by it of this Agreement and the transactions contemplated hereunder;

     (h) LSG understands that none of the Securities have been, and will not upon issuance be, registered under the United States Securities Act of 1933, as amended (the "1933 Act") and LSG will not sell, offer to sell, assign, pledge, or otherwise transfer any of its securities in the Corporation, except (i) pursuant to an effective registration statement under the 1933 Act; (ii) pursuant to an exemption from registration under the 1933 Act and such other Applicable Securities Laws (provided the availability of such exemption shall be established to the reasonable satisfaction of counsel to the Corporation); (iii) in a transaction not subject to the 1933 Act and such other Applicable Securities Laws (provided that in the event that any securities of the Corporation are offered, sold, pledged or otherwise transferred in a transaction outside the United States in compliance with Rule 904 of Regulation S under the 1933 Act at a time when the Corporation is a "foreign issuer" as defined in Rule 902 under the 1933 Act, the US Legend may be removed by providing a declaration to the Corporation's transfer agent, in such form as the Corporation may reasonably prescribe, to the effect that such offer, sale, pledge or other transfer of securities of the Corporation is being made in compliance with Rule 904 of the 1933 Act), or (iv) LSG provides the Corporation with reasonable assurances (in the form of seller and broker representation letters) that the Securities can be sold pursuant to
          (A) Rule 144 promulgated under the 1933 Act, or (B) Rule 144(k) promulgated under the 1933 Act, in each case, following the applicable holding period set forth therein. Notwithstanding anything to the contrary contained in this Agreement, LSG may transfer (without restriction and without the need for an opinion of counsel) securities of the Corporation to its affiliates provided that each such affiliate is an "accredited investor," as such term is defined in Regulation D promulgated under the 1933 Act and such affiliate agrees to be bound by the terms and conditions of this Agreement.

LSG acknowledges that the foregoing representations and warranties are made with the intent that they may be relied upon by the Corporation and their respective legal counsel in determining its eligibility to receive the Special Broker's Warrants under Applicable Securities Laws. LSG further agrees that by accepting the Special Broker's Warrants on the Closing Date, it shall be representing and warranting that the foregoing representations and warranties are true as at the Closing Date with the same force and effect as if they had been made by it at the time of closing of the purchase and sale of the Special Warrants on the Closing Date and that they shall survive the acquisition by LSG of the Special Broker's Warrants and shall continue in full force and effect notwithstanding any subsequent disposition or transfer by LSG of any of the Special Broker's Warrants, Compensation Options (issuable on exercise of the Special Broker's Warrants), the Common Shares (issuable on exercise of the Compensation Options and Warrants) and the Warrants. LSG undertakes to notify the Corporation immediately of any change in any representation or warranty or other information relating to LSG set forth herein that takes place prior to the Time of Closing.

7.   Covenants of the Corporation
     ----------------------------

The Corporation hereby covenants to and with the Agents on their own behalf and on behalf of the Purchasers that:

     (a) the Corporation will enter into Subscription Agreements with the Purchasers providing, among other things, for rescission rights in favour of the Purchasers as required by Applicable Securities Laws;

     (b) the Corporation will use its reasonable best efforts to maintain its status as a reporting issuer not in default in each Qualifying Province throughout the three year period following the Expiry Date;

     (c) the Corporation will not, directly or indirectly, without the prior written consent of the Agents, which consent shall not be unreasonably withheld, issue, offer, sell, or grant any option to purchase or otherwise dispose of (or announce any issue, offer, sale, grant of any option to purchase or otherwise dispose of) any Common Shares or any securities convertible into, or exchangeable or exercisable for, Common Shares for a period commencing on the date hereof and ending two months after the Closing Date, nor shall the Corporation publicly announce until such date an intention to do so, except for (i) the issuance of Common Shares in connection with the exercise of any currently outstanding convertible securities, (ii) the issuance of securities pursuant to the Corporation's stock option plan or amended and restated stock participation plan, or (iii) the issuance of securities pursuant to the Closing Transactions;

     (d) the Corporation shall, as soon as practicable, use its reasonable best efforts to prepare, file, and have a Preliminary MRRS Decision Document issued for the Preliminary Prospectus by the Principal Regulator;

     (e) the Corporation shall use its reasonable best efforts to: (i) settle as expeditiously as possible any comments made by any Securities Commission on the Preliminary Prospectus; (ii) as soon as practicable thereafter prepare and file the Final Prospectus under the Applicable Securities Laws of the Qualifying Provinces in an effort to obtain a Final MRRS Decision Document from the Principal Regulator on or before the date that is 60 days from the Closing Date, but in any event within 90 days of the Closing Date; and (iv) subject to the foregoing, use its reasonable best efforts to take all other steps and proceedings that may be reasonably necessary in order to qualify the distribution in each of the Qualifying Provinces of the Common Shares and Warrants issuable upon the exercise of the Special Warrants to holders of Special Warrants and the distribution to the Agents of such number of the Compensation Options as permitted by Applicable Securities Laws;

     (f) prior to the filing of the Preliminary Prospectus and thereafter and prior to the filing of the Final Prospectus, the Corporation shall allow the Agents to participate fully in the preparation of such documents and shall allow the Agents to conduct all due diligence which the Agents may reasonably require in order to fulfil their obligations as agent and in order to enable LOM responsibly to execute the certificate required to be executed by LOM at the end of such documents;

     (g) at the respective times of filing and at all times subsequent to the filing thereof during the distribution of the Common Shares and Warrants underlying the Special Warrants and the Compensation Options, each of the Prospectuses will comply with the requirements of the Applicable Securities Laws pursuant to which they have been filed and the respective rules and regulations thereunder and will provide full, true and plain disclosure of all material facts relating to the Corporation, the Special Warrants, the Special Broker's Warrants and the Subject Securities as required by the Applicable Securities Laws of the Qualifying Provinces, and the Prospectuses will not contain any misrepresentation, provided that the foregoing shall not apply with respect to statements contained in such documents included in reliance upon and in conformity with written information furnished to the Corporation by or on behalf of the Agents relating to the Agents specifically for use therein;

     (h) the Corporation will promptly inform the Agents in writing during the period of distribution of the Subject Securities of the full particulars of any material change or which the Corporation reasonably believes will become a material change before the Expiry Date it shall become aware of in the assets, liabilities, business or operations of the Corporation or of any change in any material fact contained or referred to in either of the Prospectuses or any amendment thereto, which is, or may be, of such a nature as to render the Prospectuses or either of them untrue, false or misleading in a material respect or result in a misrepresentation;

     (i) from the date the Preliminary Prospectus is filed with the Securities Commissions until the completion of the distribution (as defined in securities legislation of the Qualifying Provinces) of the Subject Securities, the Corporation will comply with Section 57 of the Securities Act (Ontario) and with the comparable provisions of all other Applicable Securities Laws and, after the date hereof and prior to the completion of such distribution, the Corporation will promptly advise the Agents in writing of any material change contained or referred to in either of the Prospectuses, or any Supplementary Material which is of such a nature as to render either of the Prospectuses or any Supplementary Material untrue or misleading in any material respect, it being understood and agreed that the Corporation will prepare and file promptly any required amendment to either of the Prospectuses and will otherwise comply with all legal requirements necessary to continue to qualify the distribution of the Subject Securities in the Qualifying Provinces, provided that the Corporation shall in good faith discuss with the Agents any change in circumstances (actual, proposed or prospective) which results or could reasonably be expected to result in any material change or change in a material fact and shall consult with the Agents with respect to the form and content of any amendment proposed to be filed by the Corporation, it being understood and agreed that no such amendment shall be filed with any Securities Commission prior to the review thereof by counsel to the Agents;

     (j) the Corporation shall, in the event that the Clearance Date does not occur on or prior to the Expiry Date, make, in accordance with the Applicable Securities Laws in the Qualifying Provinces, all filings of reports of the exercise of the Special Warrants, the issuance of the Special Broker's Warrants and the issuance of the Subject Securities as are necessary to facilitate the availability of exemptions from prospectus requirements with respect to such exercises and issuances and the resale of the securities acquired on such exercise;

     (k) the Corporation shall deliver to the Agents, without charge, in Toronto, Ontario and Greenwich, Connecticut, contemporaneously with or prior to the issuance of a Preliminary MRRS Decision Document for the Preliminary Prospectus;

          (i) copies of the Preliminary Prospectus in the English language signed as required by the Applicable Securities Laws as the Agents may reasonably request for the purposes contemplated hereunder and contemplated by relevant securities laws and such delivery shall constitute the consent of the Corporation with respect to the Preliminary Prospectus and any amendment thereto, if applicable, to use such documents in connection with the distribution of the Subject Securities, subject to the provisions of all Applicable Securities Laws in the Qualifying Provinces; and

          (ii) a copy of any other document required to be filed by the Corporation under Applicable Securities Laws in connection with the filing of the Preliminary Prospectus in each of the Qualifying Provinces;

     (l) the Corporation shall deliver to the Agents, without charge, in Toronto, contemporaneously with or prior to the issuance of a Final MRRS Decision Document for the Final Prospectus;

          (i) copies of the Final Prospectus in the English language signed as required by the Applicable Securities Laws as the Agents may reasonably request for the purposes contemplated hereunder and contemplated by relevant securities laws and such delivery shall constitute the consent of the Corporation with respect to the Final Prospectus and any amendment thereto, if applicable, to use such documents in connection with the distribution of the Subject Securities, subject to the provisions of all Applicable Securities Laws in the Qualifying Provinces;

          (ii) a copy of any other document required to be filed by the Corporation under Applicable Securities Laws in connection with the filing of the Final Prospectus in each of the Qualifying Provinces; and


          (iii) the documents described in Section 11 hereof; and

     (m) the delivery by the Corporation to the Agents of each of the Prospectuses and any amendment thereto, if applicable, shall constitute the Corporation's representation and warranty to the Purchasers and to the Agents that, at the respective times of such delivery, the information and statements contained or referred to therein (except information and statements relating solely to the Agent) are true and correct in all material respects, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation taken as a whole, the Special Warrants, the Special Broker's Warrant and the Subject Securities as required by the Applicable Securities Laws of the Qualifying Provinces.

In addition, the Corporation hereby covenants to and with the Agents on their own behalf and on behalf of the Purchasers to use its reasonable best efforts to list and post for trading on the Exchange the Common Shares issuable pursuant to the exercise of the Special Warrants, the Warrants and the Compensation Options.

8.   Conditions to Closing
     ---------------------

The following are conditions (the "Conditions") to the closing of the transactions involving the issuance and sale of the Special Warrants contemplated hereby, which conditions the Corporation covenants to exercise its reasonable best efforts to have fulfilled on or prior to the Time of Closing on the Closing Date and which conditions may be waived in writing in whole or in part by the Agents:

     (a) the Corporation will have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Special Warrants to the Purchasers and the issuance of the Special Broker's Warrants to the Agents prior to the Time of Closing on the Closing Date as herein contemplated, it being understood that the Agents shall do all that is reasonably required to assist the Corporation to fulfil this condition;

     (b) the Closing Transactions have been completed or will be completed concurrently with the closing of the Offering;

     (c) the Exchange shall have granted an exemption for the security holder approval requirements of section 604(e) of the TSX Company Manual in relation to the Closing Transactions and the Offering and conditionally approved the listing of the Common Shares issuable on exercise of the Special Warrants and the Warrant Shares, subject to meeting the standard listing conditions;

     (d) the Corporation's board of directors shall have authorized and approved: (i) the execution and delivery of this Agreement, the Special Warrant Indenture and the Warrant Indenture; (ii) the acceptance of the Subscription Agreements, the issuance and delivery of the Special Warrants, the Special Broker's Warrants and, upon due exercise of the Special Broker's Warrants, the Compensation Options;
          (iii) the allotment and reservation of the Common Shares and Warrants issuable upon the due exercise of the Special Warrants and the Compensation Options; (iv) the allotment and reservation of the Warrant Shares; and (v) the appointment of the Trustee as registrar and transfer agent of the Special Warrants, Warrants and the Common Shares;

     (e) each of the Special Warrant Indenture and Warrant Indenture shall have been entered into by the Corporation and the Trustee in such form and containing such terms as are acceptable to the Agent;

     (f) the Special Broker's Warrants provided by Section 3 to be delivered at Closing shall be issued to the Agents at the Time of Closing;

     (g) the Corporation will have delivered to the Agents prior to the Time of Closing on the Closing Date, on behalf of the Purchasers, a certificate of the Corporation signed on behalf of the Corporation by the Chief Executive Officer of the Corporation or any other senior officer of the Corporation acceptable to the Agents, acting reasonably, addressed to the Agents and the Purchasers and dated the Closing Date, in form satisfactory to counsel to the Agents, acting reasonably, certifying that:

          (i) no order ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Special Warrants or the trading of any of the Corporation's securities or the issuance of the Special Broker's Warrants has been issued and no proceedings for such purpose are pending or, to the knowledge of the Corporation, threatened;

          (ii) the Corporation has in all material respects complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to such Time of Closing;

          (iii) the representations and warranties of the Corporation contained in this Agreement are true and correct at and as of such Time of Closing as if made at and as of such time; and

          (iv) none of the materials filed by or on behalf of the Corporation since April 30, 2004 with the Securities Commissions under Applicable Securities Laws contained a misrepresentation as at the time the relevant material was filed;

     (h) the Agents shall be satisfied, in their sole discretion, after carrying out such due diligence of the Corporation as the Agents or their representatives deem appropriate, with the results of its due diligence investigations;

     (i) the Agents will have received, at the Time of Closing on the Closing Date, a favourable legal opinion from the Corporation's counsel with respect to such matters as the Agents may reasonably request and acceptable in all reasonable respects to counsel to the Agents; and

     (j) the Corporation will have made and/or obtained the necessary approvals, consents and acceptances required to be made or obtained by the Corporation in connection with the sale of the Special Warrants to the Purchasers and the issuance of the Special Broker's Warrants to the Agents prior to the Time of Closing on the Closing Date as herein contemplated.

The Corporation agrees that the aforesaid legal opinion and certificate to be delivered at the Time of Closing on the Closing Date will also be addressed to the Purchasers and the Agents and that the Agents may deliver copies thereof to such persons.

9.   Termination of Obligations
     --------------------------

If at any time before the Time of Closing on the Closing Date:

     (a) there should develop, occur or come into effect any catastrophe, crisis or accident of national or international consequence, any law or regulation or any other event, action or occurrence of any nature whatsoever which, in the opinion of the Agents, acting reasonably, materially and adversely affects the financial markets or the business or prospects of the Corporation, taken as a whole, such that, in the opinion of the Agents, all of the Special Warrants could not be successfully marketed;

     (b) there shall have occurred any material adverse change in or affecting the business, affairs, operations, prospects, assets, liabilities, capital or control of the Corporation, taken as a whole, which in the opinion of the Agents, would be expected to have a significant adverse effect on the market price or value of the Special Warrants or the Common Shares;

     (c) the Agents are not satisfied with the results of its due diligence review and investigation carried out prior to the Closing Date;

     (d) any order is made pursuant to any of the Applicable Securities Laws by any of the Securities Commissions or under any other legislation or regulation whatsoever, and has not been rescinded, revoked or withdrawn, to cease or suspend trading in any securities of the Corporation; or

     (e) any enquiry, investigation or proceeding (whether formal or informal) in relation to the Corporation, any of its Subsidiaries, any of their assets or undertaking, or any of the Corporation's directors or officers, or in relation, directly or indirectly, to the Offering is commenced or threatened by any regulatory authority or other body having jurisdiction, whether inside or outside of Canada, and whether in connection with a "securities offence" or any other offence of whatsoever nature, or any charge is laid pursuant thereto, which, in the reasonable opinion of the Agents, materially adversely affects or may reasonably be expected to so affect the business or prospects of the Corporation or the marketability of the Special Warrants or the Common Shares, unless such order, enquiry, investigation or proceeding is solely attributable to the actions of the Agents, the obligations of the Agents contained in this Agreement may be terminated by the Agents.

Any termination pursuant to the foregoing provisions shall be effected by notice in writing delivered by the Agents to the Corporation at its address as herein set out. Notwithstanding the giving of any notice of termination hereunder, the expenses agreed to be paid by the Corporation shall be paid by the Corporation as herein provided and the obligations of the Corporation under sections 12, 13 and 14 hereof shall survive. The right of the Agents to terminate this Agreement shall be exercised by them in their sole discretion.

The rights of the Agents to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies that it may have.

10.  Additional Documents Upon Filing of Prospectus
     ----------------------------------------------

The Corporation shall cause to be delivered to the Agents concurrently with the filing of the Final Prospectus or any amendment thereto, as is applicable: (i) a comfort letter from the Corporation's auditors dated the date of the Final Prospectus addressed to the Agents and to the directors of the Corporation, in form and substance satisfactory to the Agents, acting reasonably, relating to the verification of the financial information and accounting data contained in the Final Prospectus and matters involving changes or developments since the respective dates as of which specified financial information is given in the Final Prospectus to a date not more than five business days prior to the date of such letter; and (ii) certificates and consents of all consultants as to the reference to and use of their reports or summaries thereof.

11.  Closing
     -------

The sale of Special Warrants (the "Closing") will be completed at the offices of Davies Ward Phillips & Vineberg LLP located at 44th Floor, 1 First Canadian Place, Toronto, Ontario, at the Time of Closing on the Closing Date, provided that if the Corporation has not been able to comply with any of the conditions to closing set forth under "Conditions to Closing" prior to the Time of Closing on the Closing Date, the Closing Date may be extended by mutual agreement of the Corporation and the Agents, failing which, the respective obligations of the parties will terminate without further liability or obligation except as set out under sections 12, 13 and 14 hereof.

At the Time of Closing on the Closing Date, the Corporation shall deliver to the Agents, or in respect of item (a) below, certificates representing the Special Warrants purchased by Purchasers resident in the United States shall be delivered by the Corporation directly to such Purchasers:

     (a) a certificate or certificates, duly registered in accordance with the Subscription Agreements, representing the Special Warrants purchased;

     (b)  the requisite legal opinion and certificates as contemplated above;

     (c) the Agency Fee and the Special Broker's Warrants provided by Section 3 to be delivered at Closing; and

     (d) such further documentation as may be specifically contemplated herein or as counsel to the Agents may reasonably require,

against payment of the purchase price for the Special Warrants by certified cheques or bank drafts made payable to the Corporation as contemplated herein.

All representations and warranties contained herein and all of the covenants and agreements of the Corporation herein, to the extent that they are required to be performed on or before Closing, shall be construed as conditions and any material breach or failure to comply with any thereof shall entitle the Agents, at their option acting reasonably, in addition to and not in lieu of any other remedies the Agents have in respect thereof, to terminate and cancel their obligations hereunder by written notice to that effect given to the Corporation prior to the Time of Closing on the Closing Date. It is understood that the Agents may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agents any such waiver or extension must be in writing and signed by the Agents.

12.  Expenses
     --------

Whether or not Closing occurs, the Corporation shall pay all costs and expenses of or incidental to the authorization, offering, issue and delivery of the Special Warrants, the Special Broker's Warrants and the Subject Securities including, without limitation, the costs and filing fees with respect to the private placement of the Special Warrants, the listing of the Common Shares on the Exchange, the cost of printing the Prospectuses, any Supplementary Material and the Common Share certificates, the cost of qualifying the Subject Securities for distribution in the Qualifying Provinces to the Purchasers and to the Agents, respectively, the costs of the Trustee under the Special Warrant Indenture and the Warrant Indenture, respectively, the cost of registration and delivery of the Common Share certificates, and the fees and expenses of each of the Corporation's auditors, counsel and local counsel. Whether or not Closing occurs, the Corporation shall be responsible for the reasonable fees and disbursements (including G.S.T.) of the Agents' counsel (to a maximum in respect of fees of counsel to LOM, but excluding disbursements and G.S.T., of $40,000), LSG's fees incurred in connection with the LSG Letter Agreement, including the fees and expenses of legal counsel to LSG, and the Agents' reasonable out-of-pocket expenses. These shall be paid by the Corporation upon the receipt of an invoice therefor.

13.  Indemnity
     ---------

The Corporation covenants and agrees to indemnify and save harmless the Agents and each of their respective directors, officers, employees and agents (collectively, the "Agents' Personnel"), against all losses (other than loss of profits), claims, damages, liabilities, costs or expenses, whether joint or solitary, caused or incurred by reason of or in connection with the transactions contemplated hereby including, without limitation, the following:

     (a) any information or statement (other than information or a statement relating solely to the Agents) in either the Preliminary Prospectus or the Final Prospectus or any Supplementary Material (collectively the "Offering Documents") or any document delivered by or on behalf of the Corporation to the Agents pursuant to the Agreement, which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

     (b) the omission or alleged omission to state in any of the Offering Documents or any certificate of the Corporation delivered hereunder or pursuant hereto any material fact (other than an omission relating solely to the Agents) required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

     (c) any order made or inquiry, investigation or proceeding of the type referred to in subsections 9(d) or (e) hereof unless and to the extent such order or investigation is attributable to the actions of the Agents; or

     (d) any breach of any representation, warranty or covenant of the Corporation contained herein,

and will reimburse the Agents promptly upon demand for any legal or other out-of-pocket expenses reasonably incurred by it in connection with investigating or defending any such losses, claims, damages, liabilities or actions in respect thereof, as incurred.

The Corporation shall not, without the prior written consent of the Agents, which shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not the Agents or any Agents' Personnel are a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of the Agents and each Agents' Personnel from all liability arising out of such claim, action, suit or proceeding.

Notwithstanding the foregoing, an indemnifying party shall not be liable for the settlement of any claim or action in respect of which indemnity may be sought hereunder, effected without its written consent.

If any matter or thing contemplated by this paragraph shall be asserted against any person in respect of which indemnification is or might reasonably be considered to be provided, such person (the "Indemnified Party") will notify the Corporation as soon as possible and in any event on a timely basis, of the nature of such claim, provided that the omission so to notify the Corporation will not relieve the Corporation from any liability which it may have to any Indemnified Party otherwise than under this Section, and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement may be made by the Corporation or the Indemnified Party without the prior written consent of the other, and the Corporation shall not be liable for any settlement of any such claim, action, suit, or proceeding unless it has consented in writing thereto.

In any such claim, the Indemnified Party shall have the right to retain other counsel to act on the Indemnified Party's behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party, unless (i) the Corporation and the Indemnified Party mutually agree to retain such other counsel or (ii) the named parties to any such claim (including any third or implicated party) include both the Indemnified Party on the one hand and the Corporation, on the other hand, and the representation of the Corporation and the Indemnified Party by the same counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Corporation.

To the extent that any Indemnified Party is not a party to this Agreement, the Agents shall obtain and hold the right and benefit of the indemnity provisions hereunder in trust for and on behalf of such Indemnified Party.

The Corporation hereby waives all rights which it may have by statute or common law to recover contribution from the Agents in respect of losses, claims, costs, damages, expenses or liabilities which it may suffer or incur directly or indirectly (in this paragraph, "losses") by reason of or in consequence of an Offering Document containing a misrepresentation; provided, however, that such waiver shall not apply in respect of losses by reason of or in consequence of any misrepresentation which is based upon or results from information or statements furnished by the Agents.

With respect to any Indemnified Party who is not a party to this Agreement, the Agents shall obtain and hold the rights and benefits of this Section 13 in trust for and on behalf of such Indemnified Party

14.  Contribution
     ------------

     (a) For the purposes of this Section 14, "Fee" means the cash fee payable by the Corporation to the Agents pursuant to this Agreement.

     (b) In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 13 is due in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by one or more of the Agents or enforceable otherwise than in accordance with its terms, the Corporation and the Agents shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits) of the nature contemplated in Section 13 and suffered or incurred by such Agent in such proportions so that such Agent is responsible for the portion represented by the percentage that the Fee payable by the Corporation to such Agent bears to the aggregate proceeds of the sale of the Special Warrants, and the Corporation shall be responsible for the balance, whether or not it has been sued or sued separately; provided that such Agent shall not in any event be liable to contribute, in the aggregate, any amount in excess of such Fee or any portion thereof actually received by it.

     (c) The rights to contribution provided in this Section 14 shall be in addition to and not in derogation of any other right to contribution which the Agents may have by statute or otherwise at law.

     (d) If the Corporation is held to be entitled to contribution from one or more of the Agents under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of (A) the portion for which such Agent is responsible, as determined in clause (b) above, of the full amount of the loss or liability giving rise to such contribution and (B) the amount of the Fee actually received by such Agent or Agents.

     (e) If an Agent has reason to believe that a claim for contribution may arise, it shall give the Corporation notice in writing, but failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to such under this Section 14, provided the Corporation has not been prejudiced as a result of the failure to notify.

Notwithstanding anything to the contrary contained herein, a party hereto shall not be entitled to contribution as provided herein with respect to any matter which has resulted from the wilful misconduct, fraud or gross negligence of such party.

15.  Notice
     ------

Any notice or other communication to be given hereunder shall, in the case of notice to the Corporation, be addressed to the Corporation at the address appearing on the first page of this Agreement, Attention: Mr. Lee Hartwell, President and Chief Executive Officer, Telecopier No. (905) 286-0021 with copy to Davies Ward Phillips & Vineberg LLP, Attention: Arthur Shiff and in the case of notice to the Agents shall be addressed to:

                                    Loewen, Ondaatje, McCutcheon Limited
                                    Hazelton Lanes, East Tower
                                    55 Avenue Road, Suite 2230
                                    Toronto, Ontario
                                    M5R 3L2
                                    Attention:       Jason Attew
                                    Telecopier No.:  (416) 964-4493

                                    Life Science Group, Inc.
                                    One Sound Shore Drive
                                    Suite 205
                                    Greenwich, Connecticut
                                    U.S.A.  06830
                                    Attention:       James M. Fiore
                                    Telecopier No.:  (203) 422-0601


with a copy to:                     Aird & Berlis LLP
                                    BCE Place, Suite 1800
                                    181 Bay Street
                                    Toronto, Ontario
                                    M5J 2T9
                                    Attention:       James Matthews
                                    Telecopier No.:  (416) 863-1515

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or three hours after being telecopied and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the other in the manner provided for above of any change of address or telecopier number.

16.  Time of the Essence
     -------------------

Time shall be of the essence of this Agreement and every part hereof.

17.  Assignment
     ----------

Except as contemplated herein, no party hereto may assign this Agreement or any part hereof without the prior written consent of the other party hereto. Subject to the foregoing, this Agreement shall enure to the benefit of, and shall be binding upon, the Corporation and the Agents and their respective successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions contained in this Agreement, this Agreement and all conditions and provisions of this Agreement being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person except that the covenants and indemnities of the Corporation set out under the headings "Indemnity" and "Contribution" shall also be for the benefit of the Agents' Personnel.

18.  Counterpart Provision
     ---------------------

This Agreement may be executed in any number of counterparts, each of which when delivered shall be deemed to be an original and all of which together shall constitute one and the same document.

19.  Entire Agreement
     ----------------

The provisions herein contained constitute the entire agreement between the parties relating to the Offering and supersede all previous communications, representations, understandings and agreements between the parties with respect to the subject matter hereof whether verbal or written; provided, however, that the Corporation acknowledges that the terms of the LSG Letter Agreement, except as modified herein solely relating to the Offering, remain in full force and effect.

20.  Governing Law
     -------------

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties hereto hereby irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

21.  Survival of Warranties, Representations, Covenants and Agreements
     -----------------------------------------------------------------

All warranties, representations, covenants, indemnities and agreements of the Corporation herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase by the Purchasers of the Special Warrants and shall continue in full force and effect for the benefit of the Purchasers for a period of three (3) years from the Closing Date regardless of any investigation which the Purchasers may carry on or which may be carried on behalf of the Purchasers.



                  [Remainder of page intentionally left blank]
                  --------------------------------------------

22.  Acceptance
     ----------

If this letter accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate acceptance by executing where indicated below and returning a signed copy of this Agreement to the Agents.

Yours very truly,

LOEWEN, ONDAATJE, McCUTCHEON LIMITED



Per:     (signed) Garrett Herman
         ------------------------------------
         Chairman and Chief Executive Officer


LIFE SCIENCE GROUP, INC.



Per:     (signed) James Fiore
         ------------------------------------
         President



The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this Agreement.

HEMOSOL CORP.



Per:     (signed) Lee Hartwell
         -------------------------------------
         President and Chief Executive Officer

                                  SCHEDULE "A"

                                   TERM SHEET
                                   ----------



                                   TERM SHEET

Issuer:             Hemosol Corp. ("Hemosol" or the "Corporation").

Issue: Up to US$10 million of special warrants (the "Special Warrants") will be issued pursuant to the offering (the "Special Warrant Offering").

                    Each Special Warrant is exercisable into one common share of the Corporation ("Common Shares") and one warrant ("Warrants").

                    Each Warrant will entitle the holder thereof to purchase one Common Share at a price of $1.00 per share on or before the date that is 60 months immediately following the closing of the Special Warrant Offering.

Issue Amount:       Up to US$10 million. Assuming a fully subscribed offering, on closing US$10 million will be paid to Hemosol, net of any applicable fees.


Issue Price:        $0.67 per Special Warrant

Use of Proceeds:    The proceeds from the sale of the Special Warrants will be invested by the Corporation in Hemosol LP who will use such proceeds to finance its plasma-derived protein therapeutics programs, its contract manufacturing strategy and for working capital purposes.


Agents: Loewen, Ondaatje, McCutcheon Limited (the "Lead Agent") Life Science Group, Inc.

Closing Date:       April 6, 2005, or such other date as is agreed upon by the
                    Lead Agent and the Corporation (the "Closing Date").

Prospectus:         Hemosol will use its reasonable best efforts to obtain a
                    receipt for a (final) prospectus within 60 days, and in any event within 90 days, of the Closing Date qualifying the Common Shares and Warrants issuable on exercise of the Special Warrants.

Minimum
Subscription        Minimum order amounts as prescribed by securities
                    legislation in the Offering Jurisdictions (as hereinafter defined). Purchasers in Alberta, British Columbia,
                    Saskatchewan, Manitoba and Ontario will have no minimum subscription but must be "accredited investors" (as defined in Multilateral Instrument 45-103 of the Alberta, British
                    Columbia, Saskatchewan and Manitoba Securities Commissions and in Rule 45-501 of the Ontario Securities Commission).

Offering
Jurisdictions:      Ontario and such other provinces of Canada as the
                    Corporation and the Lead Agent mutually agree.

U.S. Sales:         No sales of Special Warrants will be made to United States purchasers unless such sales are made to "accredited investors" (as defined in Regulation D of the Securities Act of 1933) in compliance with the Securities Act of 1933 and Regulation D thereunder.


Closing
Transactions:       On the date of the Agency Agreement, the Corporation will
                    contemporaneously enter into the following agreements:

                    (a) a securities purchase agreement between the Corporation and Laurus Master Fund, Ltd. ("Laurus") providing for the issuance by the Corporation to Laurus of:

                              (i) a secured convertible note with a term of three years and a principal amount of US$5 million, which note bears interest at the rate equal to prime plus 2% and is convertible into Common Shares at a conversion price per share (the "Conversion Price") of US$0.69;

                              (ii) warrants to purchase up to 1,464,561 Common Shares at a subscription price per share of US$0.86, and up to 1,264,561 warrants at a subscription price per share of US$1.04, in each case exercisable with five years of the Closing Date;

                    (b) a memorandum of understanding between the Corporation, Hemosol LP and MDS Inc. ("MDS") providing for the issuance to MDS of a warrant to purchase up to 2,750,000 Common Shares at a subscription price per share of $1.00 and exercisable within five years in connection with the proposed extension of the expiry of MDS guarantee of Hemosol LP's Cdn.$20 million bank loan from The Bank of Nova Scotia from June 20, 2005 to June 20, 2007; and

                    (c) an amendment (the "ProMetic Amendment") to the agreement dated June 1, 2004 between ProMetic Biosciences Inc. ("ProMetic") and Hemosol LP to provide that the Cdn.$4 million milestone license fee payment which will become due to ProMetic upon the achievement of certain consistency runs of the Cascade process will be replaced with (i) a cash payment of Cdn.$1 million and (ii) the issuance to ProMetic of 3,488,372 Common Shares due within 15 days of the Closing Date.

                    The transactions contemplated by the agreements in (a) and
                    (b) above are referred to as the "Closing Transactions". The completion of each of the Closing Transactions and the Special Warrant Offering is conditional on the Corporation receiving subscriptions under the Special Warrant Offering for minimum aggregate proceeds of US$6 million. Each of the Closing Transactions and the Special Warrant Offering is conditional on the contemporaneous closing of each of such transactions. The Corporation will disclose by press release on the date of signing the Closing Transactions, the ProMetic Amendment and the Special Warrant Offering.

                            Pre-Special Warrant Offering, Closing Transactions
                            and ProMetic Amendment
Shares Outstanding:         Basic:                    57,145,583
                            Fully-Diluted:            74,559,619

                            Post-Special Warrant Offering, Closing Transactions and ProMetic Amendment
                            Basic:                    78,367,288
                            Fully-Diluted:           108,693,478


                    (assuming, for illustrative purposes, a fully subscribed Special Warrant Offering for US$10 million, a price per Special Warrant of Cdn$0.69, an exchange rate of Cdn$1.2236=US$1.00 and a Conversion Price of US$0.70)

Listing:            "HML" on the TSX (Toronto Stock Exchange). "HMSL" on NASDAQ.

                                  SCHEDULE "B"

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE SHALL NOT TRADE THE SECURITIES BEFORE [THE DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE DISTRIBUTION DATE].

[THE COMMON SHARES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. THIS SECURITY MAY NOT BE EXERCISED WITHIN THE UNITED STATES OR ON BEHALF OF ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE 1933 ACT) UNLESS REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. ] [Legend for Canadian Agent]

[THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ( THE "1933 ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND SUCH OTHER SECURITIES LAWS (PROVIDED THE AVAILABILITY OF SUCH EXEMPTION SHALL BE ESTABLISHED TO THE REASONABLE SATISFACTION OF COUNSEL TO HEMOSOL CORP. (THE "CORPORATION"), (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR (C) IN A TRANSACTION NOT SUBJECT TO THE 1933 ACT AND SUCH OTHER SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. IN THE EVENT THAT, PURSUANT TO CLAUSE (C) ABOVE, THE SECURITIES ARE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN A TRANSACTION OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AT A TIME WHEN THE CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN RULE 902 UNDER THE 1933 ACT, THIS LEGEND MAY BE REMOVED BY PROVIDING A DECLARATION TO THE CORPORATION'S TRANSFER AGENT, IN SUCH FORM AS THE CORPORATION MAY REASONABLY PRESCRIBE, TO THE EFFECT THAT SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF THE 1933 ACT.] [ Legend for US Agent]



                           SPECIAL BROKER'S WARRANT TO
                          ACQUIRE COMPENSATION OPTIONS

                                       OF

                                  HEMOSOL CORP.
              (Existing under the laws of the Province of Ontario)

           THIS CERTIFIES that, for value received, [Name of Holder] (the "Holder"), is the registered holder of a special broker's warrant (the "Special Broker's Warrant") of Hemosol Corp. (the "Corporation") which entitles the holder hereof, subject to the terms and conditions set forth in this Certificate, to acquire from the Corporation, o Compensation Options (each a "Compensation Option"). Each Compensation Option shall entitle the holder to purchase one unit (a "Unit"), each Unit consisting of one common share of the Corporation (a "Share") and one common share purchase warrant (a "Compensation Warrant"), at any time until 5:00 p.m. (Toronto time) (the "Time of Expiry") on March ?, 2010 on payment of $? per Unit (the "Exercise Price"). Each Compensation Warrant is exercisable for one Share at an exercise price of $? per Share until March ?, 2010.

           The Compensation Options shall be in the form attached as Appendix 1 hereto. The Special Broker's Warrant evidenced hereby will be exercised by the Corporation on behalf of the Holder without any action on the part of such Holder upon the earlier to occur of (i) the fifth Business Day immediately following the issuance of a decision document issued pursuant to the Mutual Reliance Review System for a (final) prospectus (the "Prospectus") qualifying the issuance of the common shares and warrants of the Corporation issuable upon the exercise of up to ? special warrants of the Corporation issued on March ?, 2005 (the "Closing Date"), and (ii) July o, 2005.

1.   Exercise of Special Broker's Warrant
     ------------------------------------

     (a) Exercise. The Corporation shall, on the date it exercises the Special Broker's Warrant on behalf of the Holder (the "Exercise Date"), issue to the Holder the Compensation Options. Notwithstanding the Exercise Date, the Compensation Options shall be in respect of the Shares as constituted on March ?, 2005.

     (b)  Notices. In case at any time:

          (i) the Corporation shall declare any dividend upon its common shares;

          (ii) the Corporation shall offer for subscription pro rata to the holders of its common shares any additional shares of any class or other rights;

          (iii) there shall be any capital reorganization or reclassification of the capital stock of the Corporation, or consolidation, amalgamation or merger of the Corporation with, or sale of all or substantially all of its assets to, another corporation; or

          (iv) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

          then, in any one or more of such cases, the Corporation shall give to the Holder (A) at least 10 days' prior written notice of the date on which a record date shall be taken for such dividend, distribution or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, amalgamation, sale, dissolution, liquidation or winding-up and (B) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, at least 10 days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (A) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of common shares shall be entitled thereto, and such notice in accordance with the foregoing clause (B) shall also specify the date on which the holders of common shares shall be entitled to exchange their common shares for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, amalgamation, sale, dissolution, liquidation or winding-up, as the case may be.

     (c) Shares to be Reserved. The Corporation will at all times keep available, and reserve if necessary under applicable law, out of its authorized common shares, solely for the purpose of issue upon the exercise of the Compensation Options, such number of Shares as shall then be issuable upon the exercise of the Compensation Options. The Corporation covenants and agrees that all Shares which shall be so issuable will, upon payment of the subscription price and issuance, be duly authorized and issued as fully paid and non-assessable. The Corporation will take all such actions as may be necessary to ensure that all such Shares may be so issued without violation of any applicable requirements of any exchange upon which the common shares of the Corporation may be listed or in respect of which the common shares are qualified for unlisted trading privileges. The Corporation will take all such actions as are within its power to ensure that all such Shares may be so issued without violation of any applicable law.

     (d) Listing. The Corporation will, at its expense and as expeditiously as possible, use its best efforts to cause all Shares issuable upon the exercise of the Compensation Options to be duly listed on the Toronto Stock Exchange (and/or any other stock exchange upon which the common shares of the Corporation may then be listed) prior to the issuance of such Shares.

     (e) Qualification. The Corporation will use its reasonable best efforts to promptly finalize and obtain a receipt for the Prospectus from the Securities Commissions within 60 days of the date hereof.

2.   Replacement
     -----------

           Upon receipt of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of this Certificate and, if requested by the Corporation, upon delivery of a bond of indemnity satisfactory to the Corporation (or, in the case of mutilation, upon surrender of this Certificate), the Corporation will issue to the Holder a replacement certificate (containing the same terms and conditions as this Certificate).

3.   No Transfer
     -----------

           This Certificate and the Special Broker's Warrant evidenced hereby may not be assigned or transferred without the prior written consent of the Corporation.

4.   Governing Law
     -------------

           The laws of the Province of Ontario and the laws of Canada applicable therein shall govern the Special Broker's Warrant.

5.   Defined Terms
     -------------

           All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the agency agreement dated as of March 30, 2005 between the Corporation and Loewen, Ondaatje McCutcheon Limited and Life Science Group, Inc.

6.   Successors
     ----------

           This Certificate shall enure to the benefit of and shall be binding upon the Holder and the Corporation and their respective successors.

           IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed by its duly authorized officers.

           DATED as of March ?, 2005.

                                             HEMOSOL CORP.


                                             Per:_______________________________

                                   Appendix 1


UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE SHALL NOT TRADE THE SECURITIES BEFORE [THE DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE DISTRIBUTION DATE].

[THE COMMON SHARES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR ANY APPLICABLE STATE SECURITIES LAWS. THIS SECURITY MAY NOT BE EXERCISED WITHIN THE UNITED STATES OR ON BEHALF OF ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE 1933 ACT) UNLESS REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.] [Legend for Canadian Agent]

[THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ( THE "1933 ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND SUCH OTHER SECURITIES LAWS (PROVIDED THE AVAILABILITY OF SUCH EXEMPTION SHALL BE ESTABLISHED TO THE REASONABLE SATISFACTION OF COUNSEL TO HEMOSOL CORP. (THE "CORPORATION"), (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR (C) IN A TRANSACTION NOT SUBJECT TO THE 1933 ACT AND SUCH OTHER SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. IN THE EVENT THAT, PURSUANT TO CLAUSE (C) ABOVE, THE SECURITIES ARE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN A TRANSACTION OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AT A TIME WHEN THE CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN RULE 902 UNDER THE 1933 ACT, THIS LEGEND MAY BE REMOVED BY PROVIDING A DECLARATION TO THE CORPORATION'S TRANSFER AGENT, IN SUCH FORM AS THE CORPORATION MAY REASONABLY PRESCRIBE, TO THE EFFECT THAT SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF THE 1933 ACT.] [Legend for U.S. Agent]

SUBJECT TO CERTAIN CIRCUMSTANCES, THE COMPENSATION OPTIONS EVIDENCED HEREBY ARE EXERCISABLE ON OR BEFORE 5:00 P. M. (TORONTO TIME) ON MARCH ?, 2010, AFTER WHICH TIME THE OPTIONS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.


                              COMPENSATION OPTIONS
                                   TO ACQUIRE
                              COMPENSATION UNITS OF
                                  HEMOSOL CORP.

           THIS CERTIFIES that, for value received, [Name of Holder], (the "Holder"), is the registered holder of o compensation options (the "Compensation Options") of Hemosol Corp. (the "Corporation"), each Compensation Option entitling the Holder, subject to the terms and conditions set forth in this Certificate, to acquire from the Corporation, one (1) compensation unit (a "Compensation Unit") at a price of $? per Compensation Unit (the "Exercise Price") at any time, and from time to time, commencing on the date hereof and continuing until 5:00 p.m. on March ?, 2010 ("Time of Expiry").

           Each Compensation Unit shall, subject to adjustment in certain events, be comprised of one common share in the capital of the Corporation (an "Option Share") , and one common share purchase warrant (each, a "Compensation Warrant" and collectively, the "Compensation Warrants").

           All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the agency agreement between the Corporation and Loewen, Ondaatje, McCutcheon Limited and Life Science Group, Inc. (the "Agents"), dated March [o], 2005 (the "Agency Agreement").

           The Holder may exercise the Compensation Options at any time, and from time to time, until the Time of Expiry by completing the "Election to Exercise" attached as Schedule "A" to this Certificate.

           In the event that the Compensation Options are exercised by the Holder for Compensation Units in accordance with the terms hereof, the Compensation Warrants comprising part of the Compensation Units shall be issued pursuant to a warrant indenture (the "Warrant Indenture") dated as of ?, 2005 between the Corporation and CIBC Mellon Trust Company (including any successor thereof). The specific attributes of the Compensation Warrants shall be set forth in the Warrant Indenture, which will provide, among other things, that each whole Compensation Warrant shall be exercisable by the holder for one Common Share at a price of $? on or before the date, which is 60 months following the Closing Date.

1.   Manner of Exercise of Compensation Options.
     ------------------------------------------

           The Holder may exercise the Compensation Options to purchase on a cumulative basis, to the extent hereinafter provided, all or any part of the Compensation Options, and such right shall be a continuing and cumulative one during and until the earlier of the Time of Expiry or until all of the Compensation Options have been exercised.

2.   Notice of Exercise of the Compensation Options and Payment.
     ----------------------------------------------------------

           The Compensation Options shall be exercised in whole or in part upon providing notice in writing to the Corporation addressed to the Chief Executive Officer of the Corporation at such place as the Corporation's executive office may then be located (the "Notice"), in substantially the form of the Election to Exercise appended hereto as Schedule "A" or in such other form as may be acceptable to the Corporation, together with a certified cheque or bank draft representing the subscription price for the applicable number of Compensation Units. The "Exercise Date" shall be the date the Corporation receives the Notice and the subscription price for the Compensation Units to be purchased. In the event the Compensation Options are exercised in part, the Corporation shall, contemporaneously with the issuance of the Compensation Units issuable on the exercise of the Compensation Options so exercised, issue to the Holder Compensation Options on identical terms in respect of that number of Compensation Units in respect of which the Holder has not exercised the Compensation Options. These Compensation Options shall effectively be surrendered, only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Corporation at the office referred to above.

3.   Rights of a Shareholder and Warrantholder.
     -----------------------------------------

           As promptly as possible and in any event within five (5) business days after receipt of the Notice and payment in full of the exercise price for the total number of Compensation Units to be purchased, the Corporation shall cause the Holder, or such person as may be designated by the Holder, to be recorded in its register of shareholders and warrantholders, as the case may be, as holder of the number of fully paid, non-assessable Option Shares and Compensation Warrants comprising the Compensation Units so issued (the date upon which the Agents is so recorded as registered holder being referred to in this paragraph 3 as the "Registry Date"). The Holder shall have full rights as a shareholder and warrantholder, as the case may be, with respect to Option Shares and Compensation Warrants acquired upon the due exercise of the Compensation Options on or after the Registry Date. The Corporation agrees to issue share certificates and warrant certificates in respect of all Option Shares and Compensation Warrants so purchased as soon as possible after the Registry Date, and in any event within five (5) business days thereafter.

4.   Fractional Units.
     ----------------

           No fractional Option Shares or Compensation Warrants shall be issued upon exercise of any Compensation Option. If any fractional interest in an Option Share or Compensation Warrant would, except for the provisions of the first sentence of this paragraph, be deliverable upon the exercise of a Compensation Option, the Corporation shall, in lieu of delivering the fractional interest therefor, pay to the Holder an amount in cash equal to the Fair Market Value (as hereinafter defined) of such fractional interest.

5.   No Transfer of Option.
     ---------------------

           The Compensation Options shall not be assignable or transferable except in accordance with applicable securities laws. For greater certainty, the Holder may transfer the Compensation Options to a subsidiary or to an entity of which the Holder is a subsidiary, provided that such transfer complies with applicable securities laws.

6.   Adjustment in Option Shares Subject to the Compensation Options.
     ---------------------------------------------------------------

           The Exercise Price per Option Share and the number of Option Shares which may be subscribed for upon the exercise of the Compensation Options shall be subject to adjustment from time to time upon the occurrence of any of the events and in the manner provided as follows:

     (a) If and whenever at any time prior to the Time of Expiry, the Corporation shall:

          (i) declare a dividend or make a distribution on its Common Shares payable in Common Shares (or securities exchangeable for or convertible into Common Shares), other than a dividend (other than a stock dividend) paid in the ordinary course; or

          (ii) subdivide or change its outstanding Common Shares into a greater number of Common Shares; or

          (iii) reduce, combine or consolidate its outstanding Common Shares into a lesser number,

          (any of such events in these sections 6(a)(i), (ii) and (iii) being called a "Share Reorganization"), then effective immediately after the record date or effective date, as the case may be, at which the holders of Common Shares are determined for the purposes of the Share Reorganization the Exercise Price shall be adjusted to a price determined by multiplying the applicable Exercise Price in effect on such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Share Reorganization and the denominator of which shall be the number of Common Shares outstanding immediately after giving effect to such

          Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of additional Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares immediately after giving effect to such Share Reorganization).

     (b) If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuing of rights, options or warrants to all or substantially all of the holders of the Common Shares entitling them for a period expiring not more than 45 days after such record date (the "Rights Period") to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) which is less than 95% of the Current Market Price per Common Share (as hereinafter defined) on the record date for such issue (any of such events being called a "Rights Offering"), then effective immediately after the end of the Rights Period the Exercise Price shall be adjusted to a price determined by multiplying the applicable Exercise Price in effect at the end of the Rights Period by a fraction the numerator of which shall be the sum of:

          (i) the number of Common Shares outstanding as of the record date for the Rights Offering; and

          (ii) a number determined by dividing (A) either the product of (i) the number of Common Shares issued during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering and (ii) the price at which such Common Shares are issued, or, as the case may be, the product of (iii) the number of Common Shares for or into which the convertible or exchangeable securities issued during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering are exchangeable or convertible and (iv) the exchange or conversion price of the convertible or exchangeable securities so issued, by (B) the Current Market Price per Common Share as of the record date for the Rights Offering, and the denominator of which shall be the number of Common Shares outstanding (including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering) or which would be outstanding upon the conversion or exchange of all convertible or exchangeable securities issued during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering, as applicable, in each case after giving effect to the Rights Offering.

          Common Shares owned by or held (otherwise than as security) for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation.

     (c) If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the payment, issue or distribution to all or substantially all of the holders of the Common Shares of (i) a dividend, (ii) cash or assets (including evidences of the Corporation's indebtedness), or (iii) rights or other securities (including without limitation, securities convertible into or exchangeable for Common Shares), and such payment, issue or distribution does not constitute a dividend (other than a stock dividend) paid in the ordinary course, a Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the Exercise Price shall be adjusted effective immediately after such record date to a price determined by multiplying the applicable Exercise Price in effect on such record date by a fraction:

          (i)  the numerator of which shall be:

               (A) the product of the number of Common Shares outstanding on such record date and the Current Market Price per Common Share on such record date; less

               (B) the fair market value, as determined by action of the directors (whose determination shall be conclusive) and subject to the prior approval of the TSX, to the holders of the Common Shares of such dividend, cash, assets, rights or securities so paid, issued or distributed less the fair market value, as determined by action of the directors (whose determination shall be conclusive) and subject to the prior approval of the TSX, of the consideration, if any, received therefor by the Corporation, and

          (ii) the denominator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price per Common Share on such record date.

          Any Common Shares owned by or held (otherwise than as security) for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such payment, issuance or distribution is not so made, the Exercise Price shall be readjusted effective immediately to the Exercise Price which would then be in effect based upon such payment, issuance or distribution actually made.

     (d) If and whenever at any time prior to the Time of Expiry there shall be a reorganization, reclassification or other change of Common Shares outstanding at such time or change of the Common Shares into other shares or into other securities (other than a Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change or exchange of the Common Shares into or for other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity in which the holders of Common Shares are entitled to receive shares, other securities or property, including cash, (any of such events being herein called a "Capital Reorganization"), the Holder exercises its right to subscribe for and purchase Option Shares pursuant to the exercise of Compensation Options after the effective date of such Capital Reorganization shall be entitled to receive, and shall accept for the same aggregate consideration in lieu of the number of Option Shares to which such holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property, including cash, which the Holder would have received as a result of such Capital Reorganization had it exercised its right to acquire Option Shares or the shares or other securities or property issuable upon the exercise of the Compensation Options as a result of any adjustment of exercise rights pursuant to this section 6 ("Underlying Securities") immediately prior to the effective date or record date, as the case may be, of the Capital Reorganization and had it been the holder of such Underlying Securities on such effective date or record date, as the case may be, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in sections 6(b) and 6(c). If determined appropriate by the directors, acting reasonably, appropriate adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this section 6, with respect to the rights and interests thereafter of the Holder hereof to the end that the provisions set forth in this section 6 shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property, including cash, thereafter deliverable upon the exercise of the Compensation Option. Any such adjustment shall be made by and set forth in an agreement supplemental hereto approved by action by the directors, acting reasonably, and shall for all purposes be conclusively deemed to be an appropriate adjustment.

     (e) In case the Corporation after the date of issue of the Compensation Options shall take any action affecting the Common Shares, other than action described in this section 6, which in the opinion of the directors, acting reasonably, would materially adversely affect the rights of the Holder hereof, the Exercise Price or the number of Option Shares purchasable upon exercise shall be adjusted in such manner, if any, and at such time, by action by the directors, acting reasonably, as they may determine to be equitable in the circumstances, but subject in all cases to any necessary regulatory approval.

7.   Adjustment Rules.
     ----------------

           For the purposes of section 6 hereof, any adjustment shall be made successively whenever an event referred to therein shall occur, subject to the following provisions:

     (a)  all calculations shall be made to the nearest 1/100th of a Common
          Share;

     (b) no adjustment to an Exercise Price shall be required unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price and no adjustment in the number of Option Shares purchasable upon exercise of the Compensation Options will be required to be made unless the cumulative effect of such adjustment or adjustments would change the number of Option Shares purchasable upon the exercise of a Warrant by at least one one-hundredth of an Option Share and, for greater clarity, any adjustment which, except for the qualification of this section, would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment; provided, however, that in no event shall the Corporation be obligated to issue fractional Option Shares or fractional interests in Option Shares upon exercise of a Compensation Option or pay any amount in cash in lieu of issuing fractional Option Shares;

     (c) if a dispute shall at any time arise with respect to adjustments to the Exercise Price or the number of Option Shares purchasable pursuant to the exercise rights represented hereby, such disputes shall be conclusively determined by the Corporation's auditors or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors and any such determination, shall be conclusive evidence of the correctness of any adjustments made;

     (d) if the Corporation shall set a record date to determine the holders of its Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights, options or warrants and shall thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or purchase rights legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Option Shares purchasable upon exercise of the Compensation Options shall be required by reason of the setting of such record date; and

     (e) "Current Market Price per Common Share", at any date, means the weighted average price per Common Share at which the Common Shares have traded on the TSX (or, if the Common Shares are not so listed, then on the stock exchange on which the Common Shares are listed on which the greatest volume of Common Shares were traded during the period referenced below or, if the Common Shares are not so listed on any stock exchange, then on the over-the-counter market on which the Common Shares are traded as selected by action of the directors acting reasonably for such purpose), during the 20 most recent trading days ending on the fifth trading day before such date on which there has occurred at least one trade of at least one board lot of Common Shares prior to such date, such weighted average price to be determined by dividing the aggregate sale price of all Common Shares sold in board lots on such exchange or market, as the case may be, during the said 20 trading days, by the number of Common Shares so sold.

8.   Proceedings Prior to Any Action Requiring Adjustment
     ----------------------------------------------------

           As a condition precedent to the taking of any action which would require an adjustment pursuant to section 6, the Corporation shall take any action that may, in the opinion of counsel, be necessary in order that the Corporation may validly and legally issue as fully paid and non-assessable all the Underlying Securities that the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

9.   Notice of Adjustment of Exercise Rights
     ---------------------------------------

           At least seven days prior to the effective date or record date, as the case may be, of any event that requires or that may require an adjustment in any of the exercise rights pursuant to any of the Compensation Options, including the number of Underlying Securities that may be acquired upon the exercise thereof, the Corporation shall give notice to the Holder of the particulars of such event and, if determinable, the required adjustment. In case any adjustment for which a notice has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable give notice to the Holder of the adjustment.

10.  Common Shares To Be Reserved.
     ----------------------------

           The Corporation will at all times keep available, and reserve if necessary under applicable law, out of its authorized Common Shares, solely for the purpose of issue upon the exercise of the Compensation Options, such number of Common Shares as shall then be issuable upon the exercise of the Compensation

Options and Compensation Warrants. The Corporation covenants and agrees that all Common Shares which shall be so issuable will, upon payment of the Exercise Price, and in the case of the Compensation Warrants, upon the due and proper exercise of the Compensation Warrants and payment of the purchase price therefor, be duly authorized and issued as fully paid and non-assessable. The Corporation will take all such actions as may be necessary to ensure that all such Common Shares may be so issued without violation of any applicable law or of any applicable requirements of any exchange upon which the Common Shares may be listed or in respect of which the Common Shares are qualified for unlisted trading privileges.

11.  Listing.
     -------

           The Corporation will, at its expense and as expeditiously as possible, use its reasonable commercial efforts to cause all Option Shares and Common Shares underlying the Compensation Warrants issuable upon the exercise of the Compensation Options to be duly listed on the Toronto Stock Exchange and/or any other stock exchange upon which the Common Shares may be then listed prior to the issuance of such shares.

12.  Adjustment to Compensation Warrants.
     -----------------------------------

           All adjustments in connection with the Compensation Warrants shall be made in accordance with the terms of the Warrant Indenture, whether or not these Compensation Warrants have been issued.

13.  Replacement
     -----------

           Upon receipt of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of this Certificate and, if requested by the Corporation, upon delivery of a bond of indemnity satisfactory to the Corporation (or, in the case of mutilation, upon surrender of this Agreement), the Corporation will issue to the Holder a replacement certificate (containing the same terms and conditions as this Certificate).

14.  No Further Rights
     -----------------

           Upon the exercise of the Compensation Options in accordance with the terms herein, the Compensation Options so exercised will be void and of no value or effect and the Holder shall have no further rights under this Certificate, other than the right to receive the Option Shares and Compensation Warrants duly exercised in accordance with the terms herein. The Holder will not have any rights under this Certificate after the Time of Expiry and this Certificate shall be deemed surrendered, shall be void and of no value or effect and the Holder shall have no further rights under this Certificate and the Certificate shall be cancelled by the Corporation.

15.  No Right as Shareholder
     -----------------------

           The holding of the Compensation Options evidenced by this Certificate shall not constitute the Holder a shareholder or warrantholder of the Corporation or entitle the Holder to any right or interest in respect thereof.

16.  United States Securities Laws
     -----------------------------

           The Compensation Options represented hereby and securities which may be acquired hereunder have not been registered under the 1933 Act and may not be transferred to or exercised by or on behalf of any U.S. person or in the United States unless registered under the 1933 Act and applicable state laws or pursuant to an applicable exemption from registration under the 1933 Act and applicable state laws.

17.  Inability to Deliver Units
     --------------------------

           If for any reason the Corporation is unable to issue and deliver the Option Shares, Compensation Warrants or other securities as contemplated herein to the Holder upon the proper exercise by the Holder of the Compensation Options evidenced hereby, the Corporation will pay, at the option of the Holder and in complete satisfaction of its obligations hereunder, to the Holder, in cash, an amount equal to the difference between the Exercise Price of the Compensation Options and the Fair Market Value of such Option Shares, Compensation Warrants or other securities calculated as of the Exercise Date, within 30 days after being requested to do so in writing by the Holder in accordance with the provisions hereof.

18.  Successors and Assigns.
     ----------------------

           This certificate shall enure to the benefit of and be binding upon the Corporation, its successors and assigns, the Holder and, subject as hereinbefore provided, its permitted successors and assigns.

19.  Time of the Essence
     -------------------

           Time shall be of the essence in this Agreement.

20.  Expiry Date.
     -----------

           The Compensation Options shall expire and all rights to purchase Compensation Units hereunder shall cease an become null an void at 5:00 p.m. (Toronto time) on March ?, 2010.

21.  Covenant.
     --------

           So long as any Compensation Options remain outstanding the Corporation covenants that it shall use all reasonable efforts to maintain its status as a reporting issuer not in default in the Qualifying Provinces (as such term is defined in the Agency Agreement).

22.  Governing Law.
     -------------

           This Agreement and the Compensation Options granted hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

           IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed by its duly authorized officers.

           DATED as of the day of , 200 .



                                        HEMOSOL CORP.

                                        Per:
                                             -----------------------------------
                                             Authorized Signing Officer

                                  Schedule "A"
                              Election to Exercise

The undersigned hereby irrevocably elects to exercise the number of Compensation Options of Hemosol Corp. set out below for the number of Option Shares and Compensation Warrants (or other property or securities subject thereto) as set forth below:

     (a)  Number of Compensation Options to be Exercised   __________________

     (b)  Number of Option Shares to be Acquired           __________________

     (c)  Number of Compensation Warrants to be Acquired   __________________

     (d)  Exercise Price (per Compensation Option)         __________________

     (e)  Aggregate Purchase Price [(a) multiplied by (d)] __________________

and hereby tenders a certified cheque, bank draft or cash for such aggregate purchase price, and hereby directs that certificate(s) evidencing such Option Shares and Compensation Warrants to be registered as indicated below.

Please check the applicable box:

    [  ]  (i)  the undersigned is not a U.S. person and this Compensation Option is not being exercised within the United States or on behalf of a U.S. person; or

    [  ]  (ii) the undersigned has delivered herewith to the Corporation a written opinion of counsel to the effect that the exercise of this Compensation Option by the undersigned is not subject to registration under the Securities Act of 1933, as amended, or the securities laws of any state of the United States.

DATED this _________ day of ______________.

                                                  [Name of Holder]

                                                  Per:__________________________
                                                  Name:
                                                  Title:
Direction as to Registration
----------------------------

Name of Registered Holder:       ___________________________

Address of Registered Holder:    ___________________________

                                  SCHEDULE "C"

                         UNITED STATES OFFERS AND SALES
                         ------------------------------

           As used in this Schedule "C", capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the Agency Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

          "Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Special Warrants and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Special Warrants;

          "Foreign Issuer" shall have the meaning ascribed thereto in Regulation
          S. Without limiting the foregoing, but for greater clarity in this Schedule C, it means any issuer which is (a) the government of any country other than the United States, or any political subdivision thereof; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting trust certificates or depositary receipts by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

          "General Solicitation" or "General Advertising" means "general solicitation" or "general advertising", respectively, as used in Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in other any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

          "Institutional Accredited Investor" means institutional "accredited investors" specified in Rule 501(a)(1), (2), (3) and (7) or Regulation D;

          "Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

          "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

          "Rule 144" means Rule 144 adopted by the SEC under the U.S. Securities Act;

          "SEC" means the United States Securities and Exchange Commission;

          "Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Regulation S;

          "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

          "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

          "U.S. Person" means a U.S. person as that term is defined in Regulation S; and

          "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

Representations, Warranties and Covenants of LSG
------------------------------------------------

LSG acknowledges that the Special Warrants have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, LSG represents, warrants and covenants to the Corporation that:

1. It has not offered or sold, and will not offer or sell, any Special Warrants except (a) in an Offshore Transaction (in compliance with Regulation S) or (b) within the United States as provided in paragraphs 2 through 10 below. Accordingly, neither LSG, its affiliates nor any persons acting on its behalf, has made or will make (except as permitted in paragraphs 2 through 10 below) (i) any offer to sell or any solicitation of an offer to buy, any Special Warrants to any U.S. Person or any person in the United States, (ii) any sale of Special Warrants to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or LSG, its affiliate or any person acting on behalf of LSG or its affiliates reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Special Warrants. Terms used in this paragraph have the meanings given to them by Regulation S.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Special Warrants, except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to LSG as if such provisions applied to such selling group member.

3. All offers and sales of Special Warrants in the United States shall be made through LSG, a U.S. registered broker-dealer in compliance with all applicable U.S. broker-dealer requirements.

4.   Offers and sales of Special Warrants in the United States shall not be made
     (i) by any form of General Solicitation or General Advertising or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Any offer, sale or solicitation of an offer to buy Special Warrants that has been made or will be made in the United States was or will be made only to Institutional Accredited Investors in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

6. LSG may offer the Special Warrants in the United States only to offerees with respect to which LSG has a pre-existing relationship and has reasonable grounds to believe are Institutional Accredited Investors.

7. At least one business day prior to the Time of Closing, it will provide the Corporation with a list of all purchasers of the Special Warrants in the United States.

8. It will inform all purchasers of the Special Warrants in the United States that the Special Warrants have not been and will not be registered under the U.S. Securities Act and are being sold to them pursuant to a transaction exempt from registration under the U.S. Securities Act.

9. LSG agrees that at the Time of Closing, it will provide a certificate, substantially in the form of Annex I to this Schedule C, relating to the manner of the offer and sale of the Special Warrants in the United States.

10. Prior to any sale of Special Warrants in the United States, each U.S. Purchaser shall represent, warrant and agree in writing that it understands and acknowledges that upon the original issuance of the Special Warrants and the Common Shares, Warrants or Warrant Shares issuable upon exercise of such Special Warrants, and until such time as is no longer required under applicable requirements of the U.S. Securities Act or applicable state laws, all certificates representing the Special Warrants and the Common Shares, Warrants or Warrant Shares issuable upon exercise of such Special Warrants, and all certificates issued in exchange therefor or in substitution thereof, shall bear, on the face of such certificates, the following legend:

          THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUED UPON EXERCISE OF THE WARRANTS HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH

          SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, OR (D) IN COMPLIANCE WITH CERTAIN OTHER PROCEDURES SATISFACTORY TO THE CORPORATION.

          and all the certificates representing the Common Shares and Warrant Shares, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear both foregoing legend and the following additional legend:

          DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY", MAY BE OBTAINED FROM THE CORPORATION'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT;

          provided, that if any such securities are being sold in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and applicable Canadian laws and regulations, the legend may be removed by providing a declaration to the Corporation's registrar and transfer agent for the Common Shares, to the following effect (or as the Corporation may prescribe from time to time):

          The undersigned (a) acknowledges that the sale of the securities of Hemosol Corp. (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (b) certifies that (1) the undersigned is not an affiliate of the

          Corporation as that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the applicable Canadian stock exchanges designated in Regulation S or any other Designated Offshore Securities Market as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act) and (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act;

          and provided, further, that, if any such securities are being sold pursuant to Rule 144 of the U.S. Securities Act or a transaction that does not require registration under the U.S. Securities Act or applicable state securities laws, the legend may be removed by delivery to the registrar and transfer agent of the Corporation of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

Representations, Warranties and Covenants of the Corporation
------------------------------------------------------------

The Corporation represents, warrants, covenants and agrees that:

     (a)  The Corporation is a Foreign Issuer.

     (b) The Corporation is not an open-end investment company, closed-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the United States Investment Company Act of 1940, as amended.

     (c) Except with respect to offers and sales to Institutional Accredited Investors within the United States in reliance upon any exemption from registration, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Special Warrants to a U.S. Person or a person in the United States; or (B) any sale of Special Warrants unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believes that the purchaser is outside the United States.

     (d) During the period in which the Special Warrants are offered for sale, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (i) has made or will make any Directed Selling Efforts in the United States, or (ii) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Special Warrants in the United States.

                             ANNEX I TO SCHEDULE "C"

                               AGENT'S CERTIFICATE

           In consideration with the private placement in the United States of the special warrants (the "Special Warrants") of Hemosol Corp. (the "Corporation") pursuant to the Agency Agreement dated March 30, 2005 between the Corporation and Loewen, Ondaatje, McCutcheon Limited and Life Science Group, Inc. (the "Agency Agreement"), each of the undersigned does hereby certify as follows:

1. Life Sciences Group, Inc. ("LSG") is a duly registered broker or dealer with the United States Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. ("NASD") and is a member of and is in good standing with the NASD and the SEC on the date hereof;

2. immediately prior to offering Special Warrants to such offerees, we had reasonable grounds to believe and did believe that each offeree was an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D (an "Institutional Accredited Investor") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act")) and, on the date hereof, we continue to believe that each U.S. person purchasing Special Warrants through or from us is an Institutional Accredited Investor;

3. no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Special Warrants in the United States or to U.S. persons;

4. all offers and sales of Special Warrants in the United States have been effected in accordance with all applicable U.S. broker dealer requirements;

5. all offers and sales of the Special Warrants in the United States were made to a maximum of 50 Institutional Accredited Investors by LSG;

6. no written material was used in connection with the offer or sale of the Special Warrants in the United States, except for a preliminary private placement memorandum delivered to certain prospective investors in the United States in connection with a previously proposed offering of units of the Corporation;

7. the offering of the Special Warrants in the United States has been conducted by us in accordance with the Underwriting Agreement; and

8. prior to any sale of Special Warrants in the United States, we caused each U.S. purchaser to execute a Subscription Agreement which includes a term sheet and contains representations, warranties and agreements substantially similar to those set forth in Schedule "A" of the Agency Agreement.

     Terms used in this certificate have the meanings given to them in the Agency Agreement unless defined herein.

     DATED this day of ?, 2005.



                                                 LIFE SCIENCE GROUP, INC.


                                                 By:
                                                     ---------------------------
                                                     Authorized Signing Officer

                                  HEMOSOL CORP.

                                       and

                      COMPUTERSHARE TRUST COMPANY OF CANADA




                                WARRANT INDENTURE

              _____________________________________________________

                           Providing for the Issue of
        up to 11,493,033 Common Share Purchase Warrants of Hemosol Corp.

              _____________________________________________________









                                  April 8, 2005

                                TABLE OF CONTENTS

                                    ARTICLE 1

                                 INTERPRETATION
                                 --------------

1.1      Definitions..............................................................................................2
1.2      Number and Gender........................................................................................5
1.3      Interpretation Not Affected by Headings, Etc.............................................................5
1.4      Business Day.............................................................................................5
1.5      Time of the Essence......................................................................................6
1.6      Applicable Law...........................................................................................6
1.7      Severability.............................................................................................6
1.8      Currency.................................................................................................6
1.9      Schedules................................................................................................6

                                    ARTICLE 2

                                ISSUE OF WARRANTS
                                -----------------

2.1      Issue of Warrants........................................................................................6
2.2      Form and Terms of Warrants...............................................................................7
2.3      Signing of Warrant Certificates..........................................................................8
2.4      Certification by the Trustee.............................................................................9
2.5      Warrantholder Not a Shareholder, Etc.....................................................................9
2.6      Issue in Substitution for Lost Warrant Certificates......................................................9
2.7      Warrants to Rank Pari Passu.............................................................................10
2.8      Registers for Warrants..................................................................................10
2.9      Transferee Entitled to Registration.....................................................................11
2.10     Registers Open for Inspection...........................................................................11
2.11     Exchange of Warrants....................................................................................11
2.12     Ownership of Warrants...................................................................................12
2.13     Adjustment of Exercise Rights...........................................................................12
2.14     Adjustment Rules........................................................................................15
2.15     Proceedings Prior to Any Action Requiring Adjustment....................................................16
2.16     Notice of Adjustment of Exercise Rights.................................................................17
2.17     No Duty to Inquire......................................................................................17

                                    ARTICLE 3

                              EXERCISE OF WARRANTS
                              --------------------

3.1      Method of Exercise of Warrants..........................................................................17
3.2      Expiration of Warrants..................................................................................18
3.3      Effect of Exercise of Warrants..........................................................................18
3.4      Cancellation of Warrant Certificates....................................................................19
3.5      No Fractional Shares....................................................................................19
3.6      Restrictions on Exercise to Ensure Compliance with the U.S. Securities Act..............................20
3.7      U.S. Legend.............................................................................................20


                                      -i-

                                    ARTICLE 4

                                    COVENANTS
                                    ---------

4.1      General Covenants.......................................................................................20
4.2      Notice to Securities Regulatory Authorities.............................................................22
4.3      Trustee's Remuneration and Expenses.....................................................................22
4.4      Performance of Covenants by Trustee.....................................................................22

                                    ARTICLE 5

                                   ENFORCEMENT
                                   -----------

5.1      Suits by Warrantholders.................................................................................23
5.2      Immunity of Shareholders, Etc...........................................................................23
5.3      Limitation of Liability.................................................................................23

                                    ARTICLE 6

                           MEETINGS OF WARRANTHOLDERS
                           --------------------------

6.1      Right to Convene Meetings...............................................................................23
6.2      Notice..................................................................................................24
6.3      Chair...................................................................................................24
6.4      Quorum..................................................................................................24
6.5      Power to Adjourn........................................................................................25
6.6      Show of Hands...........................................................................................25
6.7      Poll and Voting.........................................................................................25
6.8      Regulations.............................................................................................25
6.9      Corporation, Trustee and Counsel May Be Represented.....................................................26
6.10     Powers Exercisable by Extraordinary Resolution..........................................................26
6.11     Meaning of Extraordinary Resolution.....................................................................27
6.12     Powers Cumulative.......................................................................................28
6.13     Minutes.................................................................................................28
6.14     Instruments in Writing..................................................................................28
6.15     Binding Effect of Resolutions...........................................................................28
6.16     Holdings by the Corporation or
         Subsidiaries of the Corporation Disregarded.............................................................29

                                    ARTICLE 7

                             SUPPLEMENTAL INDENTURES
                             -----------------------

7.1      Supplemental Indentures.................................................................................29
7.2      Successor Corporations..................................................................................30


                                      -ii-

                                    ARTICLE 8

                             CONCERNING THE TRUSTEE
                             ----------------------

8.1      Trust Indenture Legislation.............................................................................30
8.2      Rights and Duties of Trustee............................................................................31
8.3      Evidence, Experts and Advisers..........................................................................31
8.4      Documents Held by Trustee...............................................................................32
8.5      Actions by Trustee to Protect Interests.................................................................33
8.6      Trustee Not Required to Give Security...................................................................33
8.7      Protection of Trustee...................................................................................33
8.8      Replacement of Trustee..................................................................................34
8.9      Conflict of Interest....................................................................................35
8.10     Acceptance of Trusts....................................................................................35
8.11     Trustee Not to Be Appointed Receiver....................................................................35
8.12     Indemnity of Trustee....................................................................................36

                                    ARTICLE 9

                                     GENERAL
                                     -------

9.1      Notice..................................................................................................36
9.2      Accidental Failure to Give Notice to Warrantholders.....................................................37
9.3      Counterparts and Formal Date............................................................................37
9.4      Satisfaction and Discharge of Indenture.................................................................37
9.5      Provisions of Indenture and Warrants for
         the Sole Benefit of Parties and Warrantholders..........................................................38


SCHEDULE A  FORM OF WARRANT CERTIFICATE
SCHEDULE B  EXERCISE FORM
SCHEDULE C  FORM OF TRANSFER

                  THIS WARRANT INDENTURE made as of April 8, 2005.

B E T W E E N:

                                 HEMOSOL CORP.,

                    a corporation existing under the laws of the Province of Ontario,

                    (hereinafter called the "Corporation"),

                                     - and -

                     COMPUTERSHARE TRUST COMPANY OF CANADA,

                    a trust company organized under the laws of Canada and authorized to carry on business as a trust company in all the provinces and territories of Canada,

                    (hereinafter called the "Trustee").

           WHEREAS pursuant to those certain subscription agreements made as of March 30, 2005 between the Corporation and the purchasers signatory thereto (the "Subscription Agreements"), the Corporation has agreed to issue and sell 10,945,746 special warrants (the "Special Warrants") which will be created and issued under a Special Warrant Indenture (as hereinafter defined);

           AND WHEREAS each Special Warrant will, subject to the terms and conditions of the Special Warrant Indenture, entitle the holder thereof to acquire, upon exercise or deemed exercise thereof, without additional payment, one common share of the Corporation (a "Common Share") and one common share purchase warrant of the Corporation (a "Warrant");

           AND WHEREAS each Warrant shall entitle the holder to purchase, upon exercise thereof, for Cdn$1.00 per Common Share, one Common Share, subject to adjustment as hereinafter provided;

           AND WHEREAS pursuant to an agency agreement made as of March 30, 2005 between the Corporation, and Loewen, Ondaatje, McCutcheon Limited and Life Science Group, Inc., as agents (the "Agents"), the Agents are entitled to receive, as partial compensation for their fees, special broker's warrants exercisable, without the payment of additional consideration, for compensation options (the "Compensation Options") equal to 5% of the Special Warrants on which the Corporation realizes proceeds of sale, each of which is exercisable for a price of Cdn$0.67 for one Common Share and one Warrant;

           AND WHEREAS for such purposes the Corporation deems it necessary to create and issue Warrants, to be constituted and issued in the manner hereinafter set forth;

           AND WHEREAS the Corporation is duly authorized to create and issue the Warrants to be issued as herein provided;

           AND WHEREAS all things necessary have been done and performed to make the Warrants, when certified by the Trustee and issued as in this Indenture provided, legal, valid and binding upon the Corporation with the benefits of and subject to the terms of this Indenture;

           AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

           AND WHEREAS the Trustee has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Warrants issued pursuant to this Indenture;

           NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given, the receipt and sufficiency of which are hereby acknowledged, the Corporation hereby appoints the Trustee as warrant trustee for the holders of Warrants, to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Warrants issued pursuant to this Indenture, and it is hereby agreed and declared as follows:

                                    ARTICLE 1

                                 INTERPRETATION
                                 --------------

1.1      Definitions
         -----------

           In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the following phrases and words shall have the following meanings:

"Agency Agreement" means the agency agreement made as of March 30, 2005 between the Agents and the Corporation;

"Agents" has the meaning ascribed thereto in the recitals to this Indenture;

"Applicable Legislation" has the meaning ascribed thereto in section 8.1(a);

"Business Day" means a day other than a Saturday, Sunday or statutory or banking holiday in Toronto, Ontario or on which the Trustee is not open for business;

"Capital Reorganization" has the meaning ascribed thereto in section 2.13(d);

"Closing Date" means the date hereof;

"Common Shares" means the fully paid and non-assessable common shares without nominal or par value of the Corporation, as currently constituted, and each, a "Common Share";

"Compensation Options" has the meaning ascribed thereto in the recitals to this Indenture;

"Corporation" means Hemosol Corp., a corporation existing under the laws of the Province of Ontario, and its successors from time to time;

"Corporation's auditors" means the independent chartered accountant or firm of chartered accountants duly appointed as auditor or auditors of the Corporation from time to time;

"counsel" means a barrister or solicitor or a firm of barristers or solicitors (who may be counsel for the Corporation) acceptable to the Trustee, acting reasonably;

"Current Market Price per Common Share" has the meaning ascribed thereto in section 2.14(e);

"director" means a director of the Corporation for the time being and, unless otherwise specified herein, reference herein to an "action by the directors" means an action by the directors of the Corporation as a board or, whenever duly empowered, an action by a committee of directors;

"Exercise Date", with respect to any Warrant, means the date during the Exercise Period on which such Warrant is surrendered for exercise in accordance with the provisions of Article 3;

"Exercise Period", with respect to any Warrant, means the period beginning at the issuance of the Warrants and ending at the Time of Expiry;

"Exercise Price" means Cdn$1.00 per Underlying Security, unless such price shall have been adjusted in accordance with the provisions of sections 2.13 and 2.14, in which case it shall mean the adjusted price in effect at such time;

"Expiry Date" means the date that is five years immediately following the Closing Date;

"extraordinary resolution" has the meaning ascribed thereto in section 6.11;

"NASDAQ" means the Nasdaq Stock Market;

"Ontario Securities Laws" means, collectively, the applicable securities laws of the Province of Ontario and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policy statements and blanket orders and rulings of the Ontario Securities Commission and the federal laws of Canada applicable therein;

"person" includes an individual, a corporation, a partnership, a trustee, any unincorporated organization or any other juridical entity and words importing persons have a similar meaning;

"Qualification Date" means the date on which a receipt is issued by the Ontario Securities Commission for the (final) prospectus of the Corporation qualifying the distribution of (a) the Common Shares and Warrants issuable upon the exercise of the Special Warrants, and (b) to the extent permitted by applicable Ontario Securities Laws, the Compensation Options;

"Regulation S" means Regulation S under the U.S. Securities Act;

"Rights Offering" has the meaning ascribed thereto in section 2.13(b);

"Rights Period" has the meaning ascribed thereto in section 2.13(b);

"Share Reorganization" has the meaning ascribed thereto in section 2.13(a);

"Shareholder" means a holder of record on the books of the Corporation of one or more Common Shares;

"Special Distribution" has the meaning ascribed thereto in section 2.13(c);

"Special Warrants" has the meaning ascribed thereto in the recitals to this Indenture;

"Special Warrant Indenture" means the special warrant indenture governing the terms and conditions of the Special Warrants to be entered into as of the Closing Date between the Corporation and Computershare Trust Company of Canada, as special warrant trustee;

"Subscription Agreements" has the meaning ascribed thereto in the recitals to this Indenture;

"successor" has the meaning ascribed thereto in section 7.2;

"Time of Expiry" means 5:00 p.m. (Toronto time) on the Expiry Date;

"TSX" means the Toronto Stock Exchange;

"Trustee" means Computershare Trust Company of Canada, a trust company organized under the laws of Canada, or its successors for the time being in the trusts hereby created;

"Underlying Securities" means the Common Shares issuable upon the exercise of the Warrants, including the shares or other securities or property issuable upon the exercise of the Warrants as a result of any adjustment of exercise rights pursuant to sections 2.13 and 2.14;

"U.S. Person" means a U.S. Person as that term is defined in Regulation S under the U.S. Securities Act;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Laws" means the U.S. Securities Act, all rules and regulations promulgated thereunder and the applicable securities ("blue sky") laws of the United States;

"Warrant" means a common share purchase warrant of the Corporation issued upon exercise of a Special Warrant or a duly exercisable Compensation Option, in each case such common share purchase warrant shall be issued pursuant to this Indenture, entitling the holder thereof upon exercise thereof during the Exercise Period to purchase one of the Underlying Securities for the Exercise Price, and, collectively, referred to herein as the "Warrants";

"Warrant Certificates" has the meaning ascribed thereto in section 2.2(a);

"Warrantholder" or "holder" means a person whose name is entered for the time being in the register maintained pursuant to section 2.8(b)(i) and, for greater certainty, in respect of any action to be taken by a holder in respect of the holder's Warrants, means the holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by instrument in writing in form, substance and execution satisfactory to the Trustee with signatures guaranteed by a Schedule A chartered bank, a Canadian trust company, a member of the Signature Medallion Guarantee Program, or in the United States by a bank, savings and loan association, building and loan association, cooperative bank or similar institution which is supervised or exercised by a state or federal authority having authority over such entity;

"Warrantholders' Request" means, at any time, an instrument signed in one or more counterparts by Warrantholders holding in the aggregate not fewer than 10% of the then outstanding Warrants, requesting the Trustee to take some action or proceeding specified therein;

"Warrant Indenture", "Indenture", "herein", "hereby" and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "Schedule" and "section" followed by a number and/or letter mean and refer to the specified Article, section or Schedule of this Indenture; and

"written order of the Corporation", "written request of the Corporation", "certificate of the Corporation" and any other document required to be signed by the Corporation means, respectively, a written order, request, consent, certificate or other document signed in the name of the Corporation by any one of the chairman of the board, the vice-chairman of the board, the chief executive officer, the chief financial officer, the president or a vice-president of the Corporation, and may consist of one or more instruments so executed.

1.2      Number and Gender
         -----------------

           Unless otherwise expressly provided herein or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3      Interpretation Not Affected by Headings, Etc.
         ---------------------------------------------

           The division of this Indenture into Articles, subsections, sections and clauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4      Business Day
         ------------

           In the event that any day on or before which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.5      Time of the Essence
         -------------------

           Time shall be of the essence in all respects in this Indenture and the Warrants.

1.6      Applicable Law
         --------------

           This Indenture and the Warrants shall be governed by and construed and enforced in accordance with the laws of the Province of Ontario and shall be treated in all respects as Ontario contracts.

1.7      Severability
         ------------

           The invalidity or unenforceability of any particular provision of this Indenture shall not affect or limit the validity or enforceability of the remaining provisions of this Indenture.

1.8      Currency
         --------

           All references to currency herein are to Canadian dollars unless otherwise indicated.

1.9      Schedules
         ---------

           The following schedules are attached to and form part of this
Indenture:

                  Schedule A - Form of Warrant Certificate
                  Schedule B - Exercise Form
                  Schedule C - Form of Transfer

                                    ARTICLE 2

                                ISSUE OF WARRANTS

2.1      Issue of Warrants
         -----------------

           (a) A maximum of 11,493,033 Warrants entitling Warrantholders to purchase an aggregate maximum of 11,493,033 Common Shares, or such other kind and amount of Underlying Securities pursuant to the provisions of sections 2.13 and 2.14, as the case may be, are hereby created and authorized to be issued from time to time upon receipt by the Trustee of:

     (i) a copy of a notice pursuant to section 3.3(b) of the Special Warrant Indenture notifying the Corporation of the due exercise of Special Warrants; or

     (ii) a written order of the Corporation instructing the Trustee to issue Warrants in satisfaction of the due exercise of Compensation Options.

Such notice and the written order of the Corporation shall set out the particulars (including the number and the date of the due exercise) of the exercised Special Warrants and Compensation Options, respectively, the person in whose name the Warrants are to be issued, the address of such person and delivery instructions for the certificate representing the Warrants.

           (b) Upon receipt of a notice or written order of the Corporation pursuant to section 2.1(a), certificates representing the Warrants to be issued shall be (i) prepared (reflecting the particulars set out in such notice or order, as the case may be) and executed by the Corporation, (ii) certified by or on behalf of the Trustee, and (iii) delivered (in accordance with the instructions set out in the notice or written order of the Corporation, or otherwise by the Warrantholder) by or on behalf of the Trustee, all in accordance with sections 2.3 and 2.4.

2.2      Form and Terms of Warrants
         --------------------------

           (a) The certificates representing the Warrants (the "Warrant Certificates") shall be substantially in the form set out in Schedule A hereto with, subject to the provisions of this Indenture, such additions, variations or omissions as may from time to time be agreed upon between the Corporation and the Trustee, shall be dated as the date of due exercise of the Special Warrant or Compensation Option, as the case may be, as provided to the Trustee pursuant to section 2.1(a), and shall have such distinguishing letters and numbers as the Corporation may, with the approval of the Trustee, prescribe.

           (b) Each Warrant authorized to be issued hereunder shall entitle the Warrantholder to purchase (subject to section 3.1(b)), for the Exercise Price, one Common Share, or such other kind and amount of Underlying Securities or property calculated pursuant to the provisions of sections 2.13 and 2.14, as the case may be, in accordance with the provisions of this Indenture.

           (c) Each Warrant Certificate will be issued only in registered form and no fractional Warrants will be issued or otherwise provided for. Warrant Certificates may be issued in any denomination of whole Warrants. All Warrants are, save as to denomination, of like tenor and effect.

           (d) All Warrant Certificates and all certificates representing the Underlying Securities issued upon the exercise of the Warrants on or before the Qualification Date, and each certificate issued in transfer thereof, shall, and the Trustee is hereby directed to, have typed thereon the following legend:

          "UNLESS PERMITTED BY SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE AUGUST 9, 2005."

           (e) All Warrant Certificates and all certificates representing the Underlying Securities issued upon the exercise of the Warrants to U.S. Persons shall, and the Trustee is hereby directed to, have typed thereon, until such time as it is no longer required under the U.S. Securities Laws the following legend:

          "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ( THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS (PROVIDED THE AVAILABILITY OF SUCH EXEMPTION SHALL BE ESTABLISHED TO THE REASONABLE SATISFACTION OF COUNSEL TO HEMOSOL CORP. (THE "CORPORATION"), (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (C) IN A TRANSACTION NOT SUBJECT TO THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. IN THE EVENT THAT, PURSUANT TO CLAUSE (C) ABOVE, THE SECURITIES ARE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN A TRANSACTION OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AT A TIME WHEN THE CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN RULE 902 UNDER THE SECURITIES ACT, THIS LEGEND MAY BE REMOVED BY PROVIDING A DECLARATION TO THE CORPORATION'S TRANSFER AGENT, IN SUCH FORM AS THE CORPORATION MAY REASONABLY PRESCRIBE, TO THE EFFECT THAT SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF THE SECURITIES ACT."

           (f) All certificates representing the Common Shares and any Underlying Securities issued upon the exercise of the Warrants on or before the Qualification Date, and each certificate issued in transfer thereof, will bear the following additional legend:

          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE, HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.".

2.3      Signing of Warrant Certificates
         -------------------------------

           The Warrant Certificates shall be signed by any senior officer of the Corporation and may but need not be under the corporate seal of the Corporation or a reproduction thereof. The signature of such officer may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Corporation as if they had been manually signed by such officer. Notwithstanding that the person whose manual or facsimile signature appears on any Warrant Certificate as such officer may no longer hold office at the date of issue of such Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to section 2.4, be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Indenture.

2.4      Certification by the Trustee
         ----------------------------

           (a) No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof or thereof until it has been certified by manual signature by or on behalf of the Trustee in the form of the certificate set out in Schedule A hereto and such certification by the Trustee upon any Warrant Certificate shall be conclusive evidence as against the Corporation that the Warrant Certificate so certified has been duly issued hereunder and the holder is entitled to the benefits hereof.

           (b) The certification of the Trustee on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or the Warrants (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration therefor except as otherwise specified herein.

2.5      Warrantholder Not a Shareholder, Etc.
         ------------------------------------

           The holding of a Warrant shall not be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder of the Corporation nor entitle the Warrantholder to any right or interest in respect thereof including, but not limited to, the right to vote at, to receive notice of or to attend meetings of shareholders of the Corporation or any other proceedings of the Corporation, or the right to receive dividends and other distributions, except as expressly provided herein.

2.6      Issue in Substitution for Lost Warrant Certificates
         ---------------------------------------------------

           (a) In the case where any Warrant Certificate shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law and section 2.6(b), shall issue and thereupon the Trustee shall certify and deliver a new Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated certificate, or in lieu of and in substitution for such lost, destroyed or stolen certificate, and the substituted certificate shall be in a form approved by the Trustee and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

           (b) The applicant for the issue of a new certificate pursuant to this section 2.6 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Trustee such evidence of ownership and of the loss, destruction or theft of the certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Trustee in their sole discretion, and such applicant also may be required to furnish an indemnity and/or surety bond in amount and form satisfactory to the Corporation and the Trustee in their sole discretion and shall pay the reasonable charges of the Corporation and the Trustee in connection therewith.

2.7      Warrants to Rank Pari Passu
         ---------------------------

           All Warrants shall rank pari passu whatever may be the actual date of issue of same.

2.8      Registers for Warrants
         ----------------------

           (a) The Corporation hereby appoints the Trustee as registrar of the Warrants. The Corporation may hereafter, with the consent of the Trustee, appoint one or more additional registrars of the Warrants.

           (b) The Corporation shall cause to be kept by the Trustee at its principal office in the City of Toronto:

               (i) a register of holders of Warrants in which shall be entered the names and addresses of the holders and of the number of Warrants held by them; and

               (ii) a register of transfers of Warrants in which shall be entered the date and other particulars of each transfer of Warrants.

           (c) No transfer of a Warrant shall be valid unless made by:

               (i) the Warrantholder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee with signatures guaranteed by a Schedule A chartered bank, a Canadian trust company, a member of the Signature Medallion Guarantee Program, or in the United States by a bank, savings and loan association, building and loan association, cooperative bank or similar institution which is supervised or exercised by a state or federal authority having authority over such entity; or

               (ii) the liquidator of, or a trustee in bankruptcy for, a
                    Warrantholder,

upon compliance with such reasonable requirements as the Trustee and the Corporation may prescribe (including, without limitation, the requirement to provide: (A) evidence of satisfactory compliance with applicable Ontario Securities Laws or U.S. Securities Laws), and unless recorded on the register of transfers maintained by the Trustee pursuant to section 2.8(b), nor until all stamp taxes or governmental or other charges arising by reason of such transfer have been paid.

           (d) The Trustee will process all proffered transfers and exercises in good faith upon the presumption that such transfer or exercise is permissible pursuant to all applicable legislation and the terms of this Indenture. The transferor and transferee are solely responsible for ensuring compliance with any applicable securities laws, and the Trustee shall have no obligations to ensure compliance with any laws applicable to the issue, transfer or exercise of the Warrants.

2.9      Transferee Entitled to Registration
         -----------------------------------

           The transferee of a Warrant shall, after a transfer form substantially in the form set out in Schedule C hereto or such other form acceptable to the Trustee is duly completed and the Warrant is lodged with the Trustee and upon compliance with all other conditions in that regard required by this Indenture or by law, be entitled to have his name entered on the register of Warrantholders as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, save in respect of equities of which the Corporation or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

2.10     Registers Open for Inspection
         -----------------------------

           The registers hereinbefore referred to shall be open at all reasonable times for inspection by the Corporation, the Trustee or any Warrantholder. The Trustee shall, from time to time when requested to do so by the Corporation, furnish the Corporation with a list of the names and addresses of Warrantholders entered in the register of Warrantholders kept by the Trustee and showing the number of Underlying Securities that might then be acquired upon the exercise of the Warrants held by each such Warrantholder.

2.11     Exchange of Warrants
         --------------------

           (a) Warrant Certificates may, upon compliance with the reasonable requirements of the Trustee, be exchanged for Warrant Certificates in any other authorized denomination representing in the aggregate the same number of Warrants. The Corporation shall sign and the Trustee shall certify, in accordance with sections 2.3 and 2.4, all Warrant Certificates necessary to carry out the exchanges contemplated herein.

           (b) Warrant Certificates may be exchanged only at the principal office of the Trustee in the City of Toronto or at any other place that is designated by the Corporation with the approval of the Trustee. Any Warrant Certificates tendered for exchange shall be surrendered to the Trustee and cancelled.

           (c) No charge will be levied by the Corporation or the Trustee upon a presenter of a Warrant Certificate pursuant to this Indenture for the transfer of any Warrant or for the exchange of any Warrant Certificate but reimbursement to the Trustee or the Corporation for any and all taxes or governmental or other charges required to be paid shall be made by the person requesting such exchange as a condition precedent to such exchange.

2.12     Ownership of Warrants
         ---------------------

           The Corporation and the Trustee shall deem and treat the Warrantholder of any Warrant Certificate as the absolute owner of the Warrant represented thereby for all purposes, and the Corporation and the Trustee shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction. A Warrantholder shall be entitled to the rights evidenced by such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Warrantholder thereof and all persons may act accordingly and the receipt by any such Warrantholder of Underlying Securities pursuant thereto shall be a good discharge to the Corporation and the Trustee for the same and neither the Corporation nor the Trustee shall be bound to inquire into the title of any such Warrantholder except where the Corporation or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction.

2.13     Adjustment of Exercise Rights
         -----------------------------

           The Exercise Price per Common Share and the number of Common Shares which may be subscribed for upon exercise of a Warrant shall be subject to adjustment from time to time upon the occurrence of any of the events and in the manner provided as follows:

          (a) If and whenever at any time prior to the Time of Expiry, the Corporation shall:

               (i) declare a dividend or make a distribution on its Common Shares payable in Common Shares (or securities exchangeable for or convertible into Common Shares), other than a dividend (other than a stock dividend) paid in the ordinary course; or

               (ii) subdivide or change its outstanding Common Shares into a greater number of Common Shares; or

               (iii) reduce, combine or consolidate its outstanding Common
                    Shares into a lesser number,

          (any of such events in these sections 2.13(a)(i), (ii) and (iii) being called a "Share Reorganization"), then effective immediately after the record date or effective date, as the case may be, at which the holders of Common Shares are determined for the purposes of the Share Reorganization the Exercise Price shall be adjusted to a price determined by multiplying the applicable Exercise Price in effect on such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Share Reorganization and the denominator of which shall be the number of Common Shares outstanding immediately after giving effect to such Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of additional Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares immediately after giving effect to such Share Reorganization).

          (b) If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuing of rights, options or warrants to all or substantially all of the holders of the Common Shares entitling them for a period expiring not more than 45 days after such record date (the "Rights Period") to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) which is less than 95% of the Current Market Price per Common Share (as hereinafter defined) on the record date for such issue (any of such events being called a "Rights Offering"), then effective immediately after the end of the Rights Period the Exercise Price shall be adjusted to a price determined by multiplying the applicable Exercise Price in effect at the end of the Rights Period by a fraction the numerator of which shall be the sum of:

               (i) the number of Common Shares outstanding as of the record date for the Rights Offering; and

               (ii) a number determined by dividing (A) either the product of
                    (i) the number of Common Shares issued during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering and (ii) the price at which such Common Shares are issued, or, as the case may be, the product of (iii) the number of Common Shares for or into which the convertible or exchangeable securities issued during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering are exchangeable or convertible and (iv) the exchange or conversion price of the convertible or exchangeable securities so issued, by (B) the Current Market Price per Common Share as of the record date for the Rights Offering, and the denominator of which shall be the number of Common Shares outstanding (including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering) or which would be outstanding upon the conversion or exchange of all convertible or exchangeable securities issued during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering, as applicable, in each case after giving effect to the Rights Offering. Common Shares owned by or held (otherwise than as security) for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation.

          (c) If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the payment, issue or distribution to all or substantially all of the holders of the Common Shares of (i) a dividend, (ii) cash or assets (including evidences of the Corporation's indebtedness), or (iii) rights or other securities (including without limitation, securities convertible into or exchangeable for Common Shares), and such payment, issue or distribution does not constitute a dividend (other than a stock dividend) paid in the ordinary course, a Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the Exercise Price shall be adjusted effective immediately after such record date to a price determined by multiplying the applicable Exercise Price in effect on such record date by a fraction:

               (i)  the numerator of which shall be:

                    (A) the product of the number of Common Shares outstanding on such record date and the Current Market Price per Common Share on such record date; less

                    (B) the fair market value, as determined by action of the directors (whose determination shall be conclusive) and subject to the prior approval of the TSX, to the holders of the Common Shares of such dividend, cash, assets, rights or securities so paid, issued or distributed less the fair market value, as determined by action of the directors (whose determination shall be conclusive) and subject to the prior approval of the TSX, of the consideration, if any, received therefor by the Corporation, and

               (ii) the denominator of which shall be the number of Common
                    Shares outstanding on such record date multiplied by the Current Market Price per Common Share on such record date.

               Any Common Shares owned by or held (otherwise than as security) for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such payment, issuance or distribution is not so made, the Exercise Price shall be readjusted effective immediately to the Exercise Price which would then be in effect based upon such payment, issuance or distribution actually made.

          (d) If and whenever at any time prior to the Time of Expiry there shall be a reorganization, reclassification or other change of Common Shares outstanding at such time or change of the Common Shares into other shares or into other securities (other than a Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change or exchange of the Common Shares into or for other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity in which the holders of Common Shares are entitled to receive shares, other securities or property, including cash, (any of such events being herein called a "Capital Reorganization"), any holder who exercises his right to subscribe for and purchase Common Shares pursuant to the exercise of Warrants after the effective date of such Capital Reorganization shall be entitled to receive, and shall accept for the same aggregate consideration in lieu of the number of Common Shares to which such holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property, including cash, which such holder would have received as a result of such Capital Reorganization had he exercised his right to acquire Underlying Securities immediately prior to the effective date or record date, as the case may be, of the Capital Reorganization and had he been the holder of such Underlying Securities on such effective date or record date, as the case may be, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in sections 2.13(b) and 2.13(c). If determined appropriate by the directors, acting reasonably, subject to the prior approval of the TSX, appropriate adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this section 2.13, with respect to the rights and interests thereafter of the holder of a Warrant to the end that the provisions set forth in this section 2.13 shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property, including cash, thereafter deliverable upon the exercise of the Warrant. Any such adjustment shall be made by and set forth in an agreement supplemental hereto approved by action by the directors, acting reasonably, subject to the prior approval of the TSX, and shall for all purposes be conclusively deemed to be an appropriate adjustment. (e) In case the Corporation after the date of issue of the Warrants shall take any action affecting the Common Shares, other than action described in this section 2.13, which in the opinion of the directors, acting reasonably, would materially adversely affect the rights of the Warrantholders, the Exercise Price or the number of Common Shares purchaseable upon exercise shall be adjusted in such manner, if any, and at such time, by action by the directors, acting reasonably, as they may determine to be equitable in the circumstances, but subject in all cases to subject to the prior approval of the TSX and any other necessary regulatory approval.

2.14     Adjustment Rules
         ----------------

           For the purposes of section 2.13, any adjustment shall be made successively whenever an event referred to therein shall occur, subject to the following provisions:

          (a) all calculations shall be made to the nearest 1/100th of a Common Share;

          (b) no adjustment to an Exercise Price shall be required unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price and no adjustment in the number of Common Shares purchasable upon exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the number of Common

               Shares purchasable upon the exercise of a Warrant by at least one one-hundredth of a Common Share and, for greater clarity, any adjustment which, except for the qualification of this section, would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment; provided, however, that in no event shall the Corporation be obligated to issue fractional Common Shares or fractional interests in Common Shares upon exercise of a Warrant or pay any amount in cash in lieu of issuing fractional Common Shares;

          (c) if a dispute shall at any time arise with respect to adjustments to the Exercise Price or the number of Common Shares purchaseable pursuant to the exercise rights represented by a Warrant, such disputes shall be conclusively determined by the Corporation's auditors or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors and any such determination, subject to the prior approval of the TSX, shall be conclusive evidence of the correctness of any adjustments made;

          (d) if the Corporation shall set a record date to determine the holders of its Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights, options or warrants and shall thereafter and before the distribution to such Shareholders of any such dividend, distribution or subscription or purchase rights legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchaseable upon exercise of the Warrant shall be required by reason of the setting of such record date; and

          (e) "Current Market Price per Common Share", at any date, means the weighted average price per Common Share at which the Common Shares have traded on the TSX (or, if the Common Shares are not so listed, then on the stock exchange or NASDAQ on which the Common Shares are listed or quoted on which the greatest volume of Common Shares were traded during the period referenced below or, if the Common Shares are not so listed or quoted on any stock exchange or NASDAQ, then on the over-the-counter market on which the Common Shares are traded as selected by action of the directors acting reasonably for such purpose), during the 20 most recent trading days ending on the fifth trading day before such date on which there has occurred at least one trade of at least one board lot of Common Shares prior to such date, such weighted average price to be determined by dividing the aggregate sale price of all Common Shares sold in board lots on such exchange or market, as the case may be, during the said 20 trading days, by the number of Common Shares so sold.

2.15     Proceedings Prior to Any Action Requiring Adjustment
         ----------------------------------------------------

           As a condition precedent to the taking of any action which would require an adjustment pursuant to section 2.13, the Corporation shall take any action that may, in the opinion of counsel, be necessary in order that the Corporation may validly and legally issue as fully paid and non-assessable all the Underlying Securities that the Warrantholders are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

2.16     Notice of Adjustment of Exercise Rights
         ---------------------------------------

           (a) At least seven days prior to the effective date or record date, as the case may be, of any event that requires or that may require an adjustment in any of the exercise rights pursuant to any of the Warrants, including the number of Underlying Securities that may be acquired upon the exercise thereof, the Corporation shall:

               (i) file with the Trustee a certificate of the Corporation specifying the particulars of such event and, if determinable, the required adjustment and the computation of such adjustment; and

               (ii) give notice to the Warrantholders of the particulars of such event and, if determinable, the required adjustment.

           (b) In case any adjustment for which a notice in section 2.16(a) has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable:

               (i) file a certificate of the Corporation with the Trustee showing how such adjustment was computed; and

               (ii) give notice to the Warrantholders of the adjustment.

           (c) The Trustee may act and rely for all purposes upon any certificates and any other documents filed by the Corporation pursuant to this section 2.16.

2.17     No Duty to Inquire
         ------------------

           Except as provided in section 8.2, the Trustee shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by sections 2.13 and 2.14, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same, but shall be entitled to rely absolutely upon any adjustment calculation of the Corporation or the Corporation's auditors.

                                   ARTICLE 3

                              EXERCISE OF WARRANTS
                              --------------------

3.1      Method of Exercise of Warrants
         ------------------------------

           (a) A Warrantholder may during the Exercise Period exercise the right thereby conferred on such holder to purchase the Underlying Securities to which such Warrant entitles the holder, by surrendering the certificate representing such Warrant to the Trustee at any time during the Exercise Period at its principal stock and bond transfer office in the City of Toronto (or at such additional place or places as may be decided by the Corporation from time to time with the approval of the Trustee) with: (i) a duly completed and executed exercise form substantially in the form set out in Schedule B; and (ii) a certified cheque, bank draft or money order payable at par to the order of the Corporation in the amount of the aggregate exercise price of the Common Shares issuable on exercise of the holder's Warrants. A certificate representing such Warrant with the duly completed and executed exercise form shall be deemed to be surrendered only upon personal delivery thereof to, or if sent by mail or other means of transmission upon actual receipt thereof by, the Trustee. If the Warrantholder subscribes for a lesser number of Underlying Securities than the number of shares referred to in the holder's Warrant Certificate, the holder shall be entitled to receive a new Warrant Certificate in respect of the balance of the Warrants in respect of Underlying Securities referred to in the surrendered Warrant Certificate but not subscribed for.

           (b) Any exercise form referred to in section 3.1(a) shall be signed by the Warrantholder. If any of the Underlying Securities issuable upon the exercise of Warrants by a holder are to be issued to a person or persons other than the Warrantholder, the signatures set out in the exercise form referred to in section 3.1(a) shall be guaranteed by a Schedule A chartered bank, a Canadian trust company, a member of the Signature Medallion Guarantee Program or in the United States by a bank, savings and loan association, building and loan association, cooperative bank or similar institution which is supervised or exercised by a state or federal authority having authority over such entity, and the Warrantholder shall pay to the Corporation or the Trustee all applicable transfer or similar taxes and the Corporation shall not be required to issue or deliver certificates evidencing Underlying Securities unless or until such Warrantholder shall have paid to the Corporation or the Trustee on behalf of the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or that no tax is due. The exercise form shall be completed to specify the person or persons in whose name or names the Underlying Securities to be issued upon exercise are to be registered, such person's or persons' address or addresses and the number of Underlying Securities to be issued to each person if more than one is so specified.

3.2      Expiration of Warrants
         ----------------------

           (a) If at the Time of Expiry the holder of a Warrant Certificate has not exercised his right to purchase Underlying Securities during the Exercise Period in accordance with the provisions of section 3.1, the Warrants held by such Warrantholder shall be deemed to have expired. All rights under such expired Warrant in respect of which the right of exercise and purchase has not been exercised shall wholly cease and terminate and such Warrant shall be void and of no effect.

           (b) At least 25 days prior to the Time of Expiry, the Corporation shall give notice to the Warrantholders of the Time of Expiry.

3.3      Effect of Exercise of Warrants
         ------------------------------

           (a) Upon compliance by the Warrantholder with the provisions of section 3.1, the Underlying Securities issuable upon the exercise of the Warrants shall be deemed to have been issued and the person to whom such Underlying Securities are to be issued shall be deemed to have become the holder of record of such Underlying Securities on the Exercise Date unless the transfer registers of the Corporation for the Underlying Securities shall be closed on such date, in which case the Underlying Securities subscribed for shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Underlying Securities on the date on which such transfer registers are reopened.

           (b) Forthwith following the due exercise by a Warrantholder of Warrants in accordance with section 3.1, the Trustee shall deliver to the Corporation a notice setting out the particulars of the Warrants exercised, the person in whose name the Underlying Securities are to be issued and the address of such person.

           (c) Within three Business Days of receipt of the notice referred to in section 3.3(b), the Corporation shall cause to be mailed to the person in whose name the Underlying Securities issuable upon the exercise of the Warrants are to be issued, as specified in the completed exercise form, at the address specified therein, or, if not so specified in such exercise form, cause to be held for pick up by such person at the Trustee's principal stock and bond transfer office in the City of Toronto (or at such additional place as may be decided by the Corporation from time to time with the approval of the Trustee), a certificate or certificates for the Underlying Securities to which the Warrantholder is entitled.

           (d) If at the time of any exercise of the Warrants there exist trading restrictions on the Underlying Securities pursuant to applicable Ontario Securities Laws, the Corporation may, upon the advice of counsel, endorse any certificates representing the Underlying Securities to such effect.

3.4      Cancellation of Warrant Certificates
         ------------------------------------

           All Warrant Certificates surrendered to the Trustee pursuant to section 2.6, 2.11 or 3.1 shall be cancelled by the Trustee. The Trustee shall, if required by the Corporation, furnish the Corporation with a certificate identifying the Warrant Certificates so cancelled and deemed to have been cancelled. All Warrants represented by Warrant Certificates that have been cancelled or have been deemed to have been cancelled pursuant to this section
3.4 shall be without further force or effect whatsoever.

3.5      No Fractional Shares
         --------------------

           Notwithstanding anything herein contained, including any adjustment provided for in Article 2, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractional Underlying Securities or to distribute certificates which evidence fractional Underlying Securities. The Corporation will not pay any amount in cash in lieu of issuing fractional Common Shares.

3.6      Restrictions on Exercise to Ensure Compliance with the U.S. Securities
         ----------------------------------------------------------------------
         Act
         ---

           The Warrants and the Underlying Securities to be issued upon the exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and the Warrants and Underlying Securities may not be transferred or exercised by or on behalf of any U.S. Person except:

          (a) pursuant to an effective registration statement under the U.S. Securities Act;

          (b) pursuant to an exemption from registration under the U.S. Securities Act and such other applicable U.S. Securities Laws (provided the availability of such exemption shall be established to the reasonable satisfaction of counsel to the Corporation);

          (c) in a transaction not subject to the U.S. Securities Act and such other applicable U.S. Securities Laws (provided that in the event that any Warrants or Underlying Securities are offered, sold, pledged or otherwise transferred in a transaction outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act at a time when the Corporation is a "foreign issuer" as defined in Rule 902 under the U.S. Securities Act, the U.S. Legend may be removed by providing a declaration to the Corporation's transfer agent or the Trustee, as applicable, in such form as the Corporation may reasonably prescribe, to the effect that such offer, sale, pledge or other transfer of Securities is being made in compliance with Rule 904 of the U.S. Securities Act); or

          (d) the Purchaser provides the Corporation with reasonable assurances (in the form of seller and broker representation letters) that the Warrants or Underlying Securities, as applicable, can be sold pursuant to (A) Rule 144 promulgated under the U.S. Securities Act, or (B) Rule 144(k) promulgated under the U.S. Securities Act, in each case, following the applicable holding period set forth therein.

3.7      U.S. Legend
         -----------

           All certificates representing Underlying Securities delivered upon exercise of Warrants by any person who is, or who the Corporation or the Trustee has reasonable grounds to believe is, a U.S. Person or acting on behalf or for the account of a U.S. Person, will have endorsed thereon the legend set forth in section 2.2(e) of this Indenture.

                                    ARTICLE 4

                                    COVENANTS
                                    ---------

4.1      General Covenants
         -----------------

           The Corporation covenants with the Trustee that so long as any Warrants remain outstanding it will:

          (a) at all times maintain its corporate existence and carry on and conduct its business in accordance with good business practice and will keep or cause to be kept proper books of account in accordance with generally accepted accounting practice;

          (b) use its reasonable best efforts to maintain its status as a reporting issuer (or its equivalent) not in default under, and not be in default in any material respect of the applicable requirements of (other than the filing of the Corporation's renewal annual information form pursuant to the requirements of National Instrument 51-102 - Continuous Disclosure Obligations for the fiscal year ended 2004), securities legislation in each of the provinces of Canada, from the date hereof up to and including the Expiry Date;

          (c) if in the opinion of counsel, any instrument is required to be filed with or any permission, order or ruling is required to be obtained from any Canadian securities regulatory authority or any other step is required under any Canadian federal or provincial law before any securities or property to which a holder is entitled to receive pursuant to the exercise of a Warrant may properly and legally be delivered upon the due exercise of a Warrant, use its best efforts to make such filing, obtain such permission, order or ruling and take all such action, at its expense, as is required or appropriate in the circumstances;

          (d) file with the Trustee, upon the written request of the Trustee, copies of all financial statements and other material furnished to the holders of Common Shares after the date of this Indenture;

          (e) reserve and keep available a sufficient number of Underlying Securities to satisfy the rights of acquisition provided for herein;

          (f) cause the Underlying Securities from time to time subscribed and paid for pursuant to the Warrants in the manner herein provided and the certificates representing such Underlying Securities to be duly issued and delivered in accordance with the Warrants and the terms hereof;

          (g) ensure that all Common Shares that shall be issued upon exercise of the right to purchase provided for herein, upon payment of the Exercise Price, shall be issued as fully paid and non-assessable and the holders thereof shall not be liable to the Corporation or its creditors in respect thereof;

          (h) use its reasonable efforts to maintain the listing of the Common Shares on the TSX and to ensure that the Common Shares issuable upon the exercise of the Warrants will be listed and posted for trading on such exchange simultaneously with or as soon as practicable following their issue; and

          (i) perform all its covenants and carry out all of the acts or things to be done by it as provided in this Indenture.

           The Corporation and the Trustee acknowledge and agree that (i) none of the foregoing covenants shall be interpreted or applied so as to prohibit or restrict or otherwise limit the Corporation's ability, right and authority to undertake or implement one or more of the actions contemplated by sections 2.13 or 7.2; and (ii) the foregoing covenants shall be interpreted and applied following each of such actions with reference to any successor to the Corporation and with reference to any securities into which the Common Shares and/or the Warrants may be changed or for which they may be exercisable as a result of such action or actions.

4.2      Notice to Securities Regulatory Authorities
         -------------------------------------------

           The Corporation will give written notice of the issue of Underlying Securities pursuant to the exercise of Warrants, in such detail as may be required, to the TSX and to the Ontario Securities Commission, if the giving of such notice is required to be given.

4.3      Trustee's Remuneration and Expenses
         -----------------------------------

           The Corporation covenants that it will pay to the Trustee the fees agreed to by the Corporation and the Trustee from time to time for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses and disbursements of the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the negligence, wilful misconduct or bad faith of the Trustee. Any amount due under this section and unpaid 30 days after request for such payment shall bear interest from the expiration of such 30 days at a rate per annum equal to the then current rate charged by the Trustee from time to time, payable on demand.

4.4      Performance of Covenants by Trustee
         -----------------------------------

           If the Corporation shall fail to perform any of its covenants contained in this Indenture and the Corporation has not rectified such failure within 15 Business Days after receiving written notice from the Trustee of such failure, the Trustee may notify the Warrantholders of such failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All reasonable sums expended or disbursed by the Trustee in so doing shall be repayable as provided in section 4.3. No such performance, expenditure or disbursement by the Trustee shall be deemed to relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

                                    ARTICLE 5

                                   ENFORCEMENT
                                   -----------

5.1      Suits by Warrantholders
         -----------------------

           All or any of the rights conferred upon a Warrantholder by the terms of this Indenture may be enforced by such Warrantholder by appropriate legal proceedings, but subject to the rights that are hereby conferred upon the Trustee and subject to the provisions of section 6.10.

5.2      Immunity of Shareholders, Etc.
         -----------------------------

           The Trustee and, by the acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in his capacity as an incorporator or any past, present or future Shareholder or other securityholder, director, officer, employee or agent of the Corporation for the creation and issue of the Underlying Securities pursuant to any Warrant or on any covenant, agreement, representation or warranty by the Corporation herein contained. The foregoing shall, with respect to the officers and directors of the Corporation, be subject to rights of action for rescission or damages which Warrantholders may have pursuant to applicable Ontario Securities Laws.

5.3      Limitation of Liability
         -----------------------

           The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the directors or Shareholders or any of the past, present or future directors or Shareholders of the Corporation or any of the past, present or future officers, employees or agents of the Corporation, but only the property of the Corporation shall be bound in respect hereof.

                                   ARTICLE 6

                           MEETINGS OF WARRANTHOLDERS
                           --------------------------

6.1      Right to Convene Meetings
         -------------------------

           The Trustee may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders' Request, convene a meeting of the Warrantholders provided that the Trustee is indemnified and funded to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders' Request against the costs, charges, expenses and liabilities that may be incurred in connection with the calling and holding of such meeting. If within five Business Days after the receipt of a written request of the Corporation or a Warrantholders' Request and funding and indemnity given as aforesaid the Trustee fails to give the requisite notice specified in section 6.2 to convene a meeting, the Corporation or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved by the Trustee.

6.2      Notice
         ------

           At least 15 days' prior notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in section 9.1 and a copy of such notice shall be delivered to the Trustee unless the meeting has been called by it, and to the Corporation unless the meeting has been called by it. Such notice shall state the time and place of the meeting, the general nature of the business to be transacted and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article
6. The notice convening any such meeting may be signed by an appropriate officer of the Trustee or of the Corporation or the person designated by such Warrantholders, as the case may be.

6.3      Chair
         -----

           The Trustee may nominate in writing an individual (who need not be a Warrantholder) to be Chair of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall appoint an individual present to be Chair.

6.4      Quorum
         ------

           Subject to the provisions of section 6.11, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or represented by proxy and holding or representing at least 10% of the aggregate number of Warrants then unexercised and outstanding, provided that at least two persons entitled to vote thereat are personally present. If a quorum of the Warrantholders shall not be present within one half-hour from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week at the same time and place to the extent possible and, subject to the provisions of section 6.11, no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not hold or represent at least 10% of the aggregate number of Warrants then unexercised and outstanding. No business shall be transacted at any meeting unless a quorum is present at the commencement of business.

6.5      Power to Adjourn
         ----------------

           The Chair of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

6.6      Show of Hands
         -------------

           Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the Chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

6.7      Poll and Voting

           On every extraordinary resolution, and when demanded by the Chair or by one or more of the Warrantholders acting in person or by proxy on any other question submitted to a meeting and after a vote by show of hands, a poll shall be taken in such manner as the Chair shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by 51% of the votes cast on a poll. On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each unexercised Warrant held by him (or held by the Warrantholder appointing him as proxy). A proxyholder need not be a Warrantholder. The Chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

6.8      Regulations
         -----------

           Subject to the provisions of this Indenture, the Trustee or the Corporation with the approval of the Trustee may from time to time make and from time to time vary such regulations as it shall consider necessary or appropriate:

           (a) for the deposit of instruments appointing proxies at such place and time as the Trustee, the Corporation or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

           (b) for the deposit of instruments appointing proxies at some approved place other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

           (c) for the form of the instrument of proxy; and

           (d) generally for the calling of meetings of Warrantholders and the conduct of business thereat.

           Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to section 6.9), shall be Warrantholders or persons holding proxies of Warrantholders.

6.9      Corporation, Trustee and Counsel May Be Represented
         ---------------------------------------------------

           The Corporation and the Trustee, by their respective employees, directors and officers, and the counsel for each of the Corporation, the Warrantholders and the Trustee may attend any meeting of the Warrantholders and speak thereto but shall have no vote as such.

6.10     Powers Exercisable by Extraordinary Resolution
         ----------------------------------------------

           In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall have the power, exercisable from time to time by extraordinary resolution:

          (a) to amend or repeal any extraordinary resolution previously passed or sanctioned by the Warrantholders;

          (b) to direct or authorize the Trustee, subject to receipt of funding and indemnity, to enforce any of the covenants on the part of the Corporation contained in this Indenture or to enforce any of the rights of the Warrantholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

          (c) to agree to any modification, abrogation, alteration, compromise, or arrangement of the rights of the Warrantholders whether arising under this Indenture, or otherwise at law, including the rights of the Trustee in its capacity as trustee hereunder or on behalf of the Warrantholders against the Corporation, which has been agreed to by the Corporation;

          (d) to assent to any change in or omission from the provisions contained in this Indenture or the Warrant Certificates or any ancillary or supplemental instrument which is agreed to by the Corporation, and to authorize the Trustee to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

          (e) to assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

          (f) to waive and direct the Trustee to waive any default on the part of the Corporation in complying with any provisions of this Indenture, either unconditionally or upon any conditions specified in such extraordinary resolution;

          (g) to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation contained in this Indenture or to enforce any of the rights of the Warrantholders;

          (h) to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with any such suit, action or proceeding, upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith; and

          (i)  to remove the Trustee and appoint a successor trustee.

6.11     Meaning of Extraordinary Resolution
         -----------------------------------

           (a) The expression "extraordinary resolution" when used in this Indenture means, subject as hereinafter in this section 6.11 and in section 6.14 provided, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 6 at which there are present in person or represented by proxy Warrantholders holding at least 25% of the aggregate number of then outstanding unexercised Warrants and passed by the affirmative votes of Warrantholders holding not less than 66?% of the aggregate number of outstanding unexercised Warrants represented at the meeting and voted on a poll upon such resolution.

           (b) If, at any meeting called for the purpose of passing an extraordinary resolution, Warrantholders holding at least 25% of the aggregate number of then outstanding unexercised Warrants are not present in person or by proxy within one half-hour after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than four or more than 10 Business Days later, and to such place and time as may be appointed by the Chair. Not less than three Business Days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in section 9.1. Such notice shall state that at the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in section 6.11(a) shall be an extraordinary resolution within the meaning of this Indenture notwithstanding that Warrantholders holding at least 25% of the aggregate number of then outstanding unexercised Warrants are not present in person or represented by proxy at such adjourned meeting.

           (c) Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

6.12     Powers Cumulative
         -----------------

           It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such powers or combination of powers then or thereafter from time to time.

6.13     Minutes
         -------

           Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in minute books of the Corporation, and any such minutes as aforesaid, if signed by the Chair of the meeting at which such resolutions were passed or proceedings held, or by the Chair of the next succeeding meeting of the Warrantholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

6.14     Instruments in Writing
         ----------------------

           All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 6 also may be taken and exercised by Warrantholders holding, in the case of such actions and powers not requiring an extraordinary resolution, at least 51%, and, in the case of such actions and powers requiring an extraordinary resolution, at least 66?%, of the aggregate number of then outstanding unexercised Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression "extraordinary resolution" when used in this Indenture shall include an instrument so signed.

6.15     Binding Effect of Resolutions
         -----------------------------

           Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 6 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with section 6.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Trustee (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing. After becoming aware of an instrument in writing, the Trustee, on direction by the Corporation, shall give notice in the manner contemplated in section 9.1 of the effect of the instrument in writing to all Warrantholders and the Corporation as soon as is reasonably practicable.

6.16     Holdings by the Corporation or Subsidiaries of the Corporation
         --------------------------------------------------------------
         Disregarded
         -----------


           In determining whether Warrantholders (or their proxies) holding or representing the required number of Warrants are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Corporation shall be disregarded.

                                    ARTICLE 7

                             SUPPLEMENTAL INDENTURES
                             -----------------------

7.1      Supplemental Indentures
         -----------------------

           From time to time the Corporation and the Trustee may, subject to the provisions of this Indenture, and shall, when so directed by this Indenture, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

          (a)  setting forth adjustments in the application of Article 2;

          (b) adding to the provisions hereof such additional covenants and enforcement provisions as in the opinion of counsel are necessary or advisable, provided that the same are not in the opinion of the Trustee, relying on the opinion of counsel, and subject to the prior approval of the TSX, prejudicial to the interests of the Warrantholders as a group;

          (c) giving effect to any extraordinary resolution passed as provided in Article 6;

          (d) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, relying on the opinion of counsel, and subject to the prior approval of the TSX, prejudicial to the interests of the Warrantholders as a group;

          (e) adding to or amending the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants, and making any modification in the forms of the certificates for the Warrants that does not affect the substance thereof;

          (f) making any additions to, deletions from or alterations of the provisions of this Indenture which, in the opinion of the Trustee, and subject to the prior approval of the TSX, do not materially and adversely affect the interests of the Warrantholders and are necessary or advisable in order to incorporate, reflect or comply with any Applicable Legislation; and

          (g) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein, provided that, in the opinion of the Trustee, relying on the opinion of counsel, and subject to the prior approval of the TSX, the rights of the Trustee and of the Warrantholders as a group are not prejudiced thereby.

7.2      Successor Corporations
         ----------------------

           In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another person (a "successor"), forthwith following the occurrence of such event the successor resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Trustee and executed and delivered to the Trustee, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation, and in any event, shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Corporation.

                                    ARTICLE 8

                             CONCERNING THE TRUSTEE
                             ----------------------

8.1      Trust Indenture Legislation
         ---------------------------

           (a) In this Article, the term "Applicable Legislation" means the provisions, if any, of the Business Corporations Act (Ontario) and any other statute of Canada or the United States or a province or state, respectively, thereof and the regulations under any such named or other statute relating to trust indentures and/or to the rights, duties and obligations of trustees and of corporations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Indenture.

           (b) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

           (c) The Corporation and the Trustee agree that each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefit of Applicable Legislation.

8.2      Rights and Duties of Trustee
         ----------------------------

           (a) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise the degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Trustee from, or require any other person to indemnify the Trustee against, liability for its own negligence, wilful misconduct or bad faith.

           (b) Subject only to section 8.2(a), the Trustee shall not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Corporation under this Indenture unless and until it shall have received a Warrantholders' Request specifying the act, action or proceeding that the Trustee is requested to take. The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

           (c) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders, at whose instance it is acting, to deposit with the Trustee the Warrants held by them, for which Warrants the Trustee shall issue receipts.

           (d) Every provision of this Indenture that by its terms relieves the Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, of this section 8.2 and of section 8.3.

8.3      Evidence, Experts and Advisers
         ------------------------------

           (a) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Trustee such additional evidence of compliance with any provision hereof in such form as may be prescribed by Applicable Legislation, or as the Trustee may reasonably require by written notice to the Corporation.

           (b) In the exercise of its rights and duties hereunder, the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Trustee, provided that such evidence complies with Applicable Legislation and the Trustee examines the same and determines that such evidence complies with the applicable requirements of this Indenture.

           (c) Whenever Applicable Legislation requires that evidence referred to in section 8.3(a) be in the form of a statutory declaration, the Trustee may accept such statutory declaration in lieu of a certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by one or more of the chief executive officer, any vice-president or treasurer of the Corporation.

           (d) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner that the Trustee may consider adequate.

           (e) The Trustee may employ or retain such counsel, accountants or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder, may act on and rely upon the advice or opinions so obtained and may pay reasonable remuneration for all services so performed by any of them (any such remuneration paid by the Trustee to be repaid by the Corporation to the Trustee in accordance with section 4.3), without taxation of costs of any counsel, and shall not be responsible for any misconduct on the part of any of them.

8.4      Documents Held by Trustee
         -------------------------

           (a) Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank or trust company or deposited for safekeeping with any such bank or trust company.

           (b) Unless herein otherwise expressly provided, any money held pending the application or withdrawal thereof under any provision of this Indenture may be deposited in the name of the Trustee in any Schedule 1 Canadian chartered bank at the rate of interest then current on similar deposits or, with the consent of the Corporation, may be:

               (i) deposited in the deposit department of the Trustee or of any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof; or

               (ii) invested in securities issued or guaranteed by the
                    Government of Canada or a province thereof or in obligations, maturing not more than one year from the date of investment, of any Schedule 1 Canadian chartered bank.

           (c) Unless the Corporation is in default hereunder, all interest or other income received by the Trustee in respect of deposits and investments will belong to the Corporation.

8.5      Actions by Trustee to Protect Interests
         ---------------------------------------

           The Trustee shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

8.6      Trustee Not Required to Give Security
         -------------------------------------

           The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise.

8.7      Protection of Trustee
         ---------------------

           By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

          (a) The Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture, in the legends in the Warrant Certificates, or in the Warrant Certificates (except the representation contained in section 8.9) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation.

          (b) Nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

          (c) The Trustee shall not be bound to give notice to any person of the execution hereof.

          (d) The Trustee shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation.

          (e) The Trustee shall have no duties except those which are expressly set forth herein and the Trustee shall not be bound by any notice of claim or demand with respect thereto or any waiver, modification, amendment, termination or rescission of this Indenture unless received by the Trustee in writing and signed by the other parties hereto.

          (f) The Trustee shall retain the right not to act in accordance with any demand, direction or document given or made under this Indenture where the demand, direction, or document is not clear and unambiguous or where the demand, direction or document in the opinion of the Trustee requires the exercise of discretion or judgement on the part of the Trustee, provided that if the Trustee decides not to act it will forthwith provide written notice to the Corporation of its decision not to act. In the event of the decision of the Trustee not to act, the Trustee shall have the right to apply to a court of competent jurisdiction for direction.

          (g) The Trustee shall not be accountable with respect to the validity or value of any Common Shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant.

          (h) The Trustee shall not be responsible for any failure of the Corporation to issue or deliver Common Shares or certificates evidencing Common Shares upon the surrender of any Warrant for the purpose of the exercise of such rights or to comply with any of the covenants in section 2.13.

          (i) The Trustee shall not incur any liability or responsibility whatsoever for the consequence of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Corporation.

          (j) The Trustee shall be protected in acting upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other paper or document furnished to it, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

8.8      Replacement of Trustee
         ----------------------

           (a) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation not less than 45 days' prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders by extraordinary resolution shall have the power at any time to remove the existing Trustee and to appoint a new trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Warrantholders; failing such appointment by the Corporation, within 10 days the retiring Trustee or any Warrantholder may apply to a justice of the Ontario Superior Court of Justice at the Corporation's expense, on such notice as such justice may direct, for the appointment of a new trustee; but any new trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new trustee appointed under any provision of this section 8.8 shall be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by Applicable Legislation of any other province, in such other province. On any such appointment, the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new trustee, provided that any resignation or removal of the Trustee and appointment of a successor trustee shall not become effective until the successor trustee shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Trustee, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor trustee an appropriate instrument transferring to such successor trustee all rights and powers of the Trustee hereunder.

           (b) Upon the appointment of a successor trustee, the Corporation shall promptly notify the Warrantholders thereof.

           (c) Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation succeeding to the trust business of the Trustee, shall be the successor to the Trustee hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new trustee under section 8.8(a).

           (d) Any Warrants certified but not delivered by a predecessor trustee may be certified by the successor trustee in the name of the predecessor or successor trustee.

8.9      Conflict of Interest
         --------------------

           (a) The Trustee represents to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists in the Trustee's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such a material conflict of interest, either eliminate the same or resign its trust hereunder to a successor trustee approved by the Corporation. If any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrants shall not be affected in any manner whatsoever by reason thereof.

           (b) Subject to section 8.9(a), the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any subsidiary of the Corporation without being liable to account for any profit made thereby.

8.10     Acceptance of Trusts
         --------------------

           The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth, and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become Warrantholders from time to time.

8.11     Trustee Not to Be Appointed Receiver
         ------------------------------------

           The Trustee and any person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

8.12     Indemnity of Trustee
         --------------------

           The Corporation hereby indemnifies and holds harmless the Trustee and its officers, directors and employees from and against all reasonable costs, liabilities, expenses and disbursements (including reasonable legal fees and disbursements) that it might incur or to which it might have become subject in any action, suit or other similar legal proceeding that might be instituted against the Trustee arising from or out of any act, omission or error of the Trustee arising pursuant to this Indenture, provided that the Trustee acted in accordance with the standards set forth in section 8.2 and that any such act, omission or error did not constitute negligence, wilful misconduct or bad faith on the part of the Trustee. This section 8.12 shall survive the resignation or removal of the Trustee or the termination of this Indenture.

                                   ARTICLE 9

                                   GENERAL
                                   -------

9.1      Notice
         ------

           (a) Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if given by registered letter, postage prepaid, or by personal delivery addressed to the Corporation at 2585 Meadowpine Blvd., Mississauga, Ontario L5N 8H9, Attention: President and Chief Executive Officer, and shall be deemed to have been effectively given, if given by registered letter, at the time at which in the ordinary course of post the said letter should have reached its destination and, if given by personal delivery, on the day of delivery provided that such day is a Business Day and delivery occurs prior to 4:00 p.m. (Toronto time) and, if it is not, on the next following Business Day. The Corporation may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.

           (b) All notices to be given hereunder with respect to the Warrants shall be deemed to be validly given to the holders thereof if sent by mail, postage prepaid, by letter or circular addressed to such holders at their post office address appearing in any of the registers hereinbefore mentioned and shall be deemed to have been given on the second Business Day following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder or the inability of the Corporation to give or mail any notice due to anything beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

           All notices with respect to any Warrant may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notices so given shall be sufficient notice to all holders of and/or persons interested in such Warrant.

           If the Corporation or the Trustee determines that mail service is or is threatened to be interrupted at the time when it is required or elects to give any notice hereunder, it shall, notwithstanding the provisions hereof, give such notice by means of publication once in each of two successive weeks in one English language daily newspaper of general circulation published in each of the provinces of Canada and notice so published shall be deemed to have been given on the date on which the first publication has taken place in the last of the provinces of Canada.

           (c) Any notice to the Trustee under the provisions of this Indenture shall be valid and effective if given by registered letter, postage prepaid, or by personal delivery addressed to the Trustee at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Manager, Corporate Trust, and shall be deemed to have been effectively given, if given by registered letter, at the time at which in the ordinary course of post the said letter should have reached its destination and, if given by personal delivery, on the day of delivery provided that such day is a Business Day and delivery occurs prior to 4:00 p.m. (Toronto time) and, if it is not, on the next following Business Day.

           (d) Any party may from time to time by notice in writing delivered in accordance with the provisions of this Article 9 change its address for purposes hereof.

9.2      Accidental Failure to Give Notice to Warrantholders
         ---------------------------------------------------

           Accidental error or omission in giving notice or accidental failure to give notice to any Warrantholder shall not invalidate any action or proceeding founded thereon.

9.3      Counterparts and Formal Date
         ----------------------------

           This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the date hereof.

9.4      Satisfaction and Discharge of Indenture
         ---------------------------------------

           Upon the date by which all Warrants theretofore certified hereunder have been cancelled or deemed to be cancelled in accordance with section 3.4, this Indenture, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Corporation has not performed any of its obligations hereunder, shall cease to be of further effect in respect of the Corporation, and the Trustee, on written demand of and at the cost and expense of the Corporation, and upon delivery to the Trustee of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Trustee of the expenses, fees and other remuneration payable to the Trustee, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture; provided that if the Trustee has not then performed any of its obligations hereunder, any such satisfaction and discharge of the Corporation's obligations hereunder shall not affect or diminish the rights of any Warrantholder or the Corporation against the Trustee.

9.5      Provisions of Indenture and Warrants for the Sole Benefit of Parties
         --------------------------------------------------------------------
         and Warrantholders
         ------------------

           Except as provided in sections 5.2 and 5.3, nothing in this Indenture, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

           IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf.

                                   HEMOSOL CORP.

                                   by    (signed) Lee Hartwell
                                         ---------------------------------------
                                         Lee Hartwell
                                         President and Chief Executive Officer

                                   COMPUTERSHARE TRUST COMPANY OF CANADA

                                   by    (signed) Patricia Wakelin
                                         ---------------------------------------
                                         Name:    Patricia Wakelin
                                         Title:   Professional, Corporate Trust

                                   by    (signed) Elizabeth Mealey
                                         ---------------------------------------
                                         Name:    Elizabeth Mealey
                                         Title:   Administrator, Corporate Trust

                                   SCHEDULE A

                           FORM OF WARRANT CERTIFICATE



Certificate #

UNLESS PERMITTED BY SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE AUGUST 9, 2005.

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ( THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS (PROVIDED THE AVAILABILITY OF SUCH EXEMPTION SHALL BE ESTABLISHED TO THE REASONABLE SATISFACTION OF COUNSEL TO HEMOSOL CORP. (THE "CORPORATION"), (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (C) IN A TRANSACTION NOT SUBJECT TO THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. IN THE EVENT THAT, PURSUANT TO CLAUSE
(C) ABOVE, THE SECURITIES ARE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN A TRANSACTION OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AT A TIME WHEN THE CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN RULE 902 UNDER THE SECURITIES ACT, THIS LEGEND MAY BE REMOVED BY PROVIDING A DECLARATION TO THE CORPORATION'S TRANSFER AGENT, IN SUCH FORM AS THE CORPORATION MAY REASONABLY PRESCRIBE, TO THE EFFECT THAT SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF THE SECURITIES ACT.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE, HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE. [THIS LEGEND TO BE INCLUDED IF ISSUED PRIOR TO EXPIRY OF HOLD PERIODS.]

              VOID AFTER 5:00 P.M. (TORONTO TIME) ON APRIL 8, 2010


                       WARRANTS TO PURCHASE COMMON SHARES

                                       OF

                                  HEMOSOL CORP.
            (Incorporated under the laws of the Province of Ontario)

                                                                      o WARRANTS

           THIS IS TO CERTIFY that, for value received, the holder hereof

           o

           (the "holder") is the registered holder of the number of common share purchase warrants (the "Warrants") stated above and is entitled at any time after the date hereof and prior to 5:00 p.m. (Toronto time) on the April 8, 2010 (the "Expiry Date"), to purchase in accordance with the Warrant Indenture (as defined below) one common share (a "Common Share") of the Corporation for each such Warrant represented hereby at a price of Cdn$1.00 per Common Share (the "Exercise Price") by surrendering to Computershare Trust Company of Canada (the "Trustee") at its head office in the City of Toronto this certificate together with an executed exercise form (the "Exercise Form") in the form of the attached Exercise Form or any other written notice in a form satisfactory to the Trustee, in either case duly completed and executed; and a certified cheque, bank draft or money order payable at par to or to the order of Hemosol Corp. in the amount of the aggregate Exercise Price of the Common Shares issuable on exercise of the holder's Warrants; provided that unless the holder has surrendered the Warrants represented hereby for exercise pursuant to the provisions hereof and of the Warrant Indenture on or prior to the Expiry Date, the Warrants represented hereby shall be void and of no effect.

           Upon the exercise of the Warrants evidenced hereby, the Corporation shall cause to be issued to the person(s) in whose name(s) the Common Shares so subscribed for are to be issued (provided that if the Common Shares are to be issued to a person other than a holder of this Warrant Certificate, the holder's signature on the Exercise Form herein shall be guaranteed by a Canadian chartered bank, a Canadian trust company, a Medallion Signature Guarantee from a member of a recognized Signature Medallion Guarantee Program, or in the United States by a bank, savings and loan association, building and loan association, cooperative bank or similar institution which is supervised or exercised by a state or federal authority having authority over such entity) the number of Common Shares to be issued to such person(s) and such person(s) shall become a holder in respect of Common Shares with effect from the date of such exercise and upon due surrender of this Warrant Certificate the Corporation will cause a certificate(s) representing such Common Shares to be made available for pick-up by such person(s) at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1,
Attention: Service Delivery, or mailed to such person(s) at the address(es) specified in such Exercise Form, within three Business Days after receipt of notice from the Trustee of the exercise of such Warrants.

           This Warrant Certificate represents Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Warrant Indenture") made as of April 8, 2005, between the Corporation and the Trustee, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders and the Corporation and of the Trustee in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder by acceptance hereof assents. A copy of the Warrant Indenture will be provided to a holder who makes a request for such copy to either the Corporation, at its principal office at 2585 Meadowpine Blvd., Mississauga, Ontario L5N 8H9 or to the Trustee at 100 University Avenue, 12th Floor, Toronto, Ontario M5J 2Y1, Attention: Corporate Trust. If any conflict exists between the provisions contained herein and the provisions of the Warrant Indenture, the provisions of the Warrant Indenture shall govern.

           The Warrant Indenture provides for adjustments to the right of exercise, including the amount of and class and kind of securities or other property issuable upon exercise, upon the happening of certain stated events, including the subdivision or consolidation of the Common Shares, certain distributions of Common Shares or securities convertible into Common Shares or of other securities or assets of the Corporation, certain offerings of rights, warrants or options, and certain capital reorganizations.

           No fractional Common Shares are issuable upon the exercise of this Warrant and the Corporation will not pay any amount in cash in lieu of issuing fractional Common Shares. Holders of Warrants will not have any rights as shareholders of the Corporation by virtue of holding such Warrants.

           Upon presentation at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Service Delivery, subject to the provisions of the Warrant Indenture and upon compliance with the reasonable requirements of the Trustee, this Warrant Certificate may be exchanged for Warrant Certificates entitling the holder thereof to purchase an equal aggregate number of Common Shares upon payment of the aggregate Exercise Price. If the holder subscribes for a lesser number of Common Shares than the number of shares referred to in this Warrant Certificate, the holder shall be entitled to receive a further Warrant Certificate in respect of Common Shares referred to in this Warrant Certificate but not subscribed for. The Corporation and the Trustee may treat the registered holder of this Warrant Certificate for all purposes as the absolute owner hereof. The holding of this Warrant Certificate shall not constitute the holder thereof a holder of Common Shares nor entitle him to any right or interest in respect thereof except as herein and in the Warrant Indenture expressly provided.

           Warrants may only be transferred, upon compliance with the conditions prescribed in the Warrant Indenture, on the register to be kept at the principal offices of the Trustee in the City of Toronto, by the registered holder thereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee with signature guaranteed by a Canadian chartered bank, a Canadian trust corporation, a Medallion Signature Guarantee of a member of a recognized Signature Medallion Guarantee Program, or in the United States by a bank, savings and loan association, building and loan association, cooperative bank or similar institution which is supervised or exercised by a state or federal authority having authority over such entity, and upon compliance with such reasonable requirements as the Trustee may prescribe (including, without limitation, the requirement to provide evidence of satisfactory compliance with applicable securities laws).

           The Warrant Indenture contains provisions making binding upon holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the holders holding a specified percentage of the then unexercised Warrants.

           This Warrant Certificate and the Warrant Indenture shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Time shall be of the essence hereof and of the Warrant Indenture.

           This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Trustee for the time being under the Warrant Indenture.

           IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its duly authorized signatory as of o, 200o.



                                               HEMOSOL CORP.

                                               by
                                                   -----------------------------
                                                   Authorized Signatory


This Warrant Certificate represents Warrants referred to in the Warrant Indenture within mentioned.


DATED as of ____________________, 20___.

COMPUTERSHARE  TRUST  COMPANY OF CANADA,  in its capacity as
Trustee under the Warrant Indenture

by
   --------------------------------------------------
   Authorized Signatory

                                   SCHEDULE B

                                  EXERCISE FORM

                 (To be executed only upon exercise of Warrant)

The undersigned registered holder of this Warrant irrevocably exercises this Warrant for and purchases________________ Common Shares in the capital of Hemosol Corp. purchasable with this Warrant, and herewith makes payment therefor (by certified cheque or bank draft) in the amount of $______________ , all at the price and on the terms and conditions specified in this Warrant, and requests that certificates for the Common Shares hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to___________________ ___________________________ whose address is___________________________________ , and, if such Common Shares shall not include all of the Common Shares issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the Common Shares issuable under this Warrant be delivered to the undersigned.

         DATED ________________________.




                                        ----------------------------------------
                                        (Signature of Registered Owner)

                                        ----------------------------------------
                                        (Street Address)

                                        ----------------------------------------
                                        (City)(Province)(Postal Code)


Note: If the Underlying Securities are to be issued to a person other than the registered holder, the signature of such registered holder must be guaranteed by a Canadian Chartered Bank, a Medallion Signature Guarantee from a member of a recognized Signature Medallion Guarantee Program, or in the United States by a bank, savings and loan association, building and loan association, cooperative bank or similar institution which is supervised or exercised by a state or federal authority having authority over such entity.

                                   SCHEDULE C

                                                 FORM OF TRANSFER

           FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto (name) __________________________ (the "Transferee"), of
(residential address) _______________________________________________ the attached Warrant of Hemosol Corp. (the "Corporation") registered in the name of the undersigned on the records of the Corporation represented by the within certificate and irrevocably appoints ___________________________ as the attorney of the undersigned to transfer the said securities on the books of the Corporation with full power of substitution.

         DATED ________________________.





-------------------------------------   ----------------------------------------
Signature Guaranteed                    Signature of Warrantholder,  to be the
                                        same as appears on the face of this
                                        Warrant Certificate)


Note: All transfers of the Warrants must be signature guaranteed by a Canadian Chartered Bank, Medallion Signature Guarantee from a member of a recognized Signature Medallion Guarantee Program, or in the United States by a bank, savings and loan association, building and loan association, cooperative bank or similar institution which is supervised or exercised by a state or federal authority having authority over such entity.

                                                       The Bank of Nova Scotia
                                                                  Scotia Plaza
                                                           44 King Street West
                                                              Toronto, Ontario
                                                                Canada M5H 1H1

March 30, 2005

Hemosol LP
2585 Meadowpine Blvd.
Mississauga, Ontario   L5N SH9

Attention:    Mr. L. Hartwell, President and Chief Executive Officer

Dear Sirs:

We confirm that The Bank of Nova Scotia (the "Bank") issued to Hemosol Inc. a commitment letter dated October 25, 2002, as amended and supplemented by a supplemental agreement dated as of November 22, 2002 and as further amended by amending agreements dated April 29, 2003 and December 29, 2003. Hemosol LP assumed all indebtedness and liabilities of Hemosol Inc. in connection with the said commitment letter pursuant to an Assignment, Assumption and Release Agreement made as of the 30th day of April, 2004 (the said commitment letter, as amended, supplemental and assumed as aforesaid, collectively, the "Commitment Letter").

The parties hereto wish to amend and supplement the Commitment Letter and for simplicity of review and understanding the parties hereto have agreed that the amendments and supplements represented by the terms and conditions sheet attached hereto will be expressed as an Amended and Restated Terms and Conditions Sheet for the purposes of clarity and not for any purpose of novation.

We confirm that subject to acceptance by Hemosol LP (the "Borrower") and MDS Inc., the Bank will continue to make available to the Borrower credit facilities nos. 01 and 03 and make available credit facility no. 4 on the terms and conditions set out in the attached Amended and Restated Terms and Conditions Sheet and the Schedules thereto.

If the arrangements set out in this letter, and in the attached Amended and Restated Terms and Conditions Sheet and the Schedules thereto are acceptable to you, please sign the enclosed copy of this letter in the space indicated below and return the letter to us by the close of business on March 31, 2005, after which date this offer will lapse.


Yours very truly,

(signed) Byron Kwan
----------------------------------
Name: Byron Kwan
Title: Direction

The Amended and Restated Terms and Conditions Sheet attached replaces all previous commitments issued by the Bank to the Borrower.

The arrangements set out above and in the attached Amended and Restated Terms and Conditions Sheet and Schedules "A", "B" and "C" thereto are hereby acknowledged and accepted by:

BORROWER:                                  GUARANTOR:
HEMOSOL LP                                 MDS INC.
BY ITS GENERAL PARTNER HEMOSOL CORP.



BY:    (signed) Lee Hartwell               BY:    (signed) Peter Brent
       ------------------------------             -----------------------------
NAME:  Lee Hartwell                        NAME:  Peter Brent
TITLE: President and                       TITLE: Senior Vice President and
       Chief Executive Officer                    General Counsel

DATE:  March 31, 2005                      DATE:  March 31, 2005

AMENDED AND RESTATED TERMS AND CONDITIONS SHEET

CREDIT NUMBER: 01                                AUTHORIZED AMOUNT: $20,000,000
--------------------------------------------------------------------------------

TYPE

           Revolving

PURPOSE:

           General working capital.

CURRENCY:

           Canadian Dollars

AVAILMENT:

           The Borrower may avail the Credit by way of direct advances evidenced by Promissory Notes and/or Bankers' Acceptances in Canadian dollars in multiples of $100,000 (subject to a minimum availment amount of $500,000) and having terms of maturity of 30 to 180 days (provided terms of maturity do not exceed the expiry date of the facility). The provisions of Schedule "B" hereto shall apply to all Bankers' Acceptances accepted hereunder.

INTEREST RATE:

           The Bank's Prime Lending Rate from time to time, plus 1.0% per annum with interest payable monthly.

           Bankers' Acceptance Fee of 2.0% per annum payable at time of acceptance.

           A Standby Fee of 3/8% per annum on the daily unused portion of the Credit from time to time payable in dollars, is payable monthly from the date of acceptance of this commitment.

ADVANCES:

           Each advance and repayment shall be made in minimum amounts of $500,000 and whole multiples of $100,000

REPAYMENT:

           Monthly interest payments.

           Facility is repayable on the earlier of:

                      (i)        May 25, 2007; and

                      (ii) demand by the Bank following the occurrence of an event of default hereunder which is continuing.

FEES:

           An Extension Fee of $100,000 is payable in connection with the Credit payable upon the earlier of Credit No. :04 being due and payable and it being repaid.

           In addition, the Borrower is to pay upon the earlier of Credit No. :04 being due and payable and it being repaid the amount of $50,000 being the two unpaid $25,000 fees due March 25, 2004 and December 25, 2004 provided for in the October 25, 2002 commitment letter.

CONDITIONS PRECEDENT REGARDING CREDIT NOS. :01 AND :03:

           The following conditions, in addition to those referred to elsewhere herein, are to be met to the satisfaction of the Bank and its solicitors prior to the extension of the maturity date of Credit Nos. :01 and :03 provided for herein from May 25, 2005 to May 25, 2007 becoming effective and prior to any and all additional advances or availments being made under Credit Nos. :01 and :03:

           (b) receipt of current Memorandum of Understanding setting forth the principal terms and conditions on which MDS Inc. has agreed to issue and extend the Guarantee.

           (c)        extension of Guarantee to June 20, 2007.

           (d) the completion of private placements (the "Private Placements") of securities of the Borrower and the Borrower's receipt of a minimum of $11,000,000 (U.S.) of gross proceeds raised from such private placements.

           (e) the issuance by the Borrower of a grid promissory note evidencing the indebtedness owing under Credit Number :01.

           (f) in connection with each advance, subsearch of 2585 Meadowpine Boulevard, Mississauga, Ontario confirming the property to be free of liens other than encumbrances permitted by the Bank, acting reasonably.

           (g) in connection with each advance, provision of a Drawdown Certificate in the form set forth in Schedule "C" hereto certifying, inter alia, all representations and warranties are true and correct, covenants are in compliance and no events of default have occurred which are continuing.

SPECIFIC SECURITY RELATING TO CREDIT NOS. :01 AND :04:

           The following security, evidenced by documents and supported by certificates and legal opinions (including title opinions) satisfactory to the Bank and registered or recorded as required by the Bank, is to be provided prior to any advances or availment being made under Credit Nos. :01 or :04. By their acceptance hereof the Borrower and MDS Inc. confirm the following security secures all advances made under Credit Nos. :01 and :04. Provided that the Bank agrees that the Specific Assignment of Contracts, Third Party Consents and Assignment of Security over Patents, Trademarks and Intellectual Property, all specified below, shall not be effective until the Borrower has received all consents and approvals necessary to allow it to grant such security and that if the Borrower undertakes to use its best efforts to obtain all consents and approvals necessary to allow such security documents to be granted, the Bank will make advances and availments hereunder notwithstanding the foregoing; and provided further that recourse under the Guarantee (as defined below) shall not be affected by any failure of the Borrower to obtain such consents and approvals:

           (1) Guarantee of MDS Inc. (with resolution) in the original principal amount of $20,000,000 plus interest, costs and disbursements (the "Guarantee"), amended and restated to support Credit No. :04 in addition to Credit No. :01.

                     The Guarantee is to expressly state recourse is available under it directly against MDS Inc. prior to any Bank enforcement against the Borrower or any of its property or assets. Bank to covenant in Guarantee not to enforce against property and assets of Borrower unless MDS Inc. has failed to pay amount demanded under Guarantee within 10 days of demand under Guarantee. The Guarantee shall also provide that MDS Inc. shall be subrogated to the Bank upon its full satisfaction of all amounts demanded by the Bank under the Guarantee and that the Bank will assign to MDS Inc. all of its right, title and interest in this Credit and Credit No. :04 and all security granted to it by the Borrower in support of Credit Nos. :01 and :04, including as described below, and an Intercreditor Agreement made between, inter alia, the Bank, the Borrower and Laurus Master Fund, Ltd. dated as of the closing date of the Private Placements and all amendments, restatements and replacements thereof.

           (2) Debenture for $25,000,000 secured by a first fixed Charge/Mortgage over the property located at 2585 Meadowpine Boulevard, Mississauga, Ontario together with a floating charge over all other assets, with insurance coverage, including business interruption insurance, to reasonable commercial standards, and loss payable endorsed to the Bank, with an IBC insurance clause endorsement.

           (3) General Security Agreement over all present and future personal property with appropriate insurance coverage, loss if any, payable to the Bank.

           (4)       General Assignment of Contracts.

           (5)       Specific Assignment of Contract with SNC Lavalin Inc.

           (6) DND and SNC Lavalin Inc. consent and agreement to assignment of intellectual property and contract, respectively.

           (7) Assignment of Security over all Patents, Trademarks and Intellectual Property.

           Bank's security documents contain covenants, representations and warranties of a standard nature to which the Borrower shall be bound, in addition to matters contained herein. Certain of the above instruments may be issued by each of (i) the Borrower and (ii) Hemosol Inc. and assumed by the Borrower pursuant to the April 30, 2004 Assignment, Assumption and Release Agreement between Hemosol Inc., the Borrower, MDS Inc. and the Bank.

CREDIT NUMBER: 02                                       [INTENTIONALLY DELETED]
--------------------------------------------------------------------------------

CREDIT NUMBER: 03                                   AUTHORIZED AMOUNT: $138,000
--------------------------------------------------------------------------------

TYPE:

           Standby Letter of Credit to expire 1 year from issuance, renewable annually upon request and at the Bank's option.

PURPOSE:

           In favour of the City of Mississauga to support issuance of building permits.

CURRENCY:

           Canadian dollars

AVAILMENT:

           The Borrower has availed the Credit by way of Standby Letters of Credit (with each availment subject to completion of an Application and Agreement for Irrevocable Standby Letter of Credit in a form satisfactory to the Bank).

COMMISSION:

           1.0% per annum, calculated on the issue amount, based on increments of 30 days or multiples thereof, from date of issuance to expiry date. Periods of less than 30 days will be counted as a thirty-day increment. The amount is subject to the Bank's minimum fee as well as revision at any time and is payable upon issuance.

REPAYMENT:

           Advances made by the Bank as a result of a call under any Standby Letter of Credit are due and payable on demand by the Borrowers upon notice by the Bank.

SPECIFIC SECURITY RELATING TO CREDIT NO. :03:

           The following security, evidenced by documents in form satisfactory to the Bank and registered or recorded as required by the Bank, is to be provided prior to any advances or availment being made under Credit No. :03:

                     Reimbursement Agreement for Standby Letter of Credit.

                     100% cash collateral for Credit (not to secure Credit Numbers :01 or :04).

                     Authority to Hold Funds on Deposit.


CREDIT NUMBER: 04                                 AUTHORIZED AMOUNT: $1,000,000
                                                 OR SUCH LESSER AMOUNT WHICH IS
                                          STATED AS THE PRINCIPAL AMOUNT OF THE
                                            FACILITY GUARANTEED PURSUANT TO THE
                                        MDS INC. GUARANTEE AND EVIDENCED BY THE
                                         GRID PROMISSORY NOTE REFERRED TO BELOW
--------------------------------------------------------------------------------

TYPE:

           Revolving Term

PURPOSE:

           General Working Capital

CURRENCY:

           Canadian Dollars

AVAILMENT:

           The Borrower may avail the Credit by way of direct advances evidenced by a Grid Promissory Note.

INTEREST RATE:

           The Bank's Prime Lending Rate from time to time, plus 1.0% per annum with interest payable upon maturity.

ADVANCES:

           Each advance and repayment shall be made in minimum amounts of $100,000 and whole multiples of $100,000.

REPAYMENT:

           Facility is repayable on the earlier of:

           (a)        April 15, 2005;

           (b) receipt of proceeds of any of the Private Placements. The first such proceeds received shall be used to repay Credit No. :04; and

           (c) demand by the Bank following the occurrence of an event of default hereunder which is continuing.

           The Borrower may request an extension of the aforesaid April 15, 2005 date to April 25, 2005 which extension the Bank, at its sole option, may accept.

PREPAYMENT:

           Prepayment in whole is permitted upon 2 business days prior written notice without penalty.

FEES:

           A Commitment Fee of $8,750 is payable in connection with Credit No. :04 payable upon the earlier of Credit No. :04 being due and payable and it being repaid.

CONDITIONS PRECEDENT REGARDING CREDIT NO. 4:

           The following conditions are to be met to the satisfaction of the Bank and its solicitors prior to any advances being made under Credit No. :04:

           (a) amendment and restatement of Guarantee to provide Guarantee guarantees Credit No. :04 in addition to Credit No. :01, together with supporting solicitor's opinion and officer's certificate satisfactory to the Bank;

           (b)        signed commitments respecting:

                      (i) a $5,000,000 (U.S.) financing provided by Laurus Master Fund, Ltd. to Hemosol Corp. involving Hemosol Corp.'s issue of a secured convertible note and a warrant; and

                      (ii) subscriptions in connection with an equity offering of securities of Hemosol Corp. from treasury providing for gross proceeds raised in the minimum amount of $6,000,000 (U.S.).

           (c) an executed amendment to a licence agreement between ProMetric Biosciences Inc. and the Borrower dated June 1, 2004 providing, inter alia, that $3,000,000 of the $4,000,000 due pursuant to s. 5.1(b) of the licence agreement shall be paid by common share issuance rather than cash payment.

           (d) the issuance by the Borrower of a grid promissory note evidencing the indebtedness owing under Credit Number :04.

           (e) acknowledgement agreement that security which is stated herein to relate to Credit No. :04 secures Credit No. :04 in addition to Credit No. :01.

           (f) execution and delivery of satisfactory intercreditor agreement with Laurus Master Fund, Ltd.

           (g) in connection with the advance of the Credit, subsearch of 2585 Meadowpine Boulevard, Mississauga, Ontario confirming the property to be free of liens other than encumbrances permitted by the Bank, acting reasonably.

           (h) in connection with the advance of the Credit, provision of a Drawdown Certificate in the form set forth in Schedule "C" hereto certifying, inter alia, all representations and warranties are true and correct, covenants are in compliance and no events of default have occurred which are continuing.

           (i) satisfactory opinion of Borrower's solicitors and certificate of officer of the Borrower.

SPECIFIC SECURITY RELATING TO CREDIT NOS. :01 AND :04:

           See Page 4 hereof under Credit No. :01; such security shall secure indebtedness, liabilities and obligations under Credit No. :04 in addition to indebtedness, liabilities and obligations under Credit No. :01.

TERMS AND CONDITIONS APPLICABLE TO ALL CREDITS

WARRANTS:

           The parties confirm the Bank holds warrants to purchase 45,000 common shares of Hemosol Corp. upon the terms set out therein.


GENERAL CONDITIONS:

           Until all debts and liabilities under the Credits have been discharged in full, the following conditions will apply in respect of the Credits:

           (a) The occurrence of any event of default under any senior debt credit facility of MDS Inc. which is continuing (including the syndicated senior facility led by Canadian Imperial Bank of Commerce which the Bank is a participant in (the "MDS Syndicated Facility")), will constitute a default under the credit arrangements provided for herein, as set forth in Section 10(a)(xi). .

           (b)        Without the Bank's prior written consent:

                      (i) Guarantees or other contingent liabilities (other than contingent liabilities incurred in the ordinary course of business and cheques and other instruments endorsed for deposit) are not to be entered into and assets are not to be further encumbered by the Borrower.

                      (ii) No mergers, acquisitions, amalgamations, Change of Control or change in the Borrower's line of business are permitted. "Change in Control" herein means the direct or indirect acquisition by any person or company or group of persons or companies acting jointly or in concert of voting or equity securities of the Borrower or Hemosol Corp. which, when aggregated with the

                                 Borrower's or Hemosol Corp.'s, as applicable, voting or equity securities beneficially owned, controlled or directed by such person, company or group of persons or companies constitutes, in the aggregate, 20% or more of the outstanding voting or equity securities of the Borrower or Hemosol Corp., as applicable.

SPECIFIC BORROWER REPORTING CONDITIONS:

           Until all debts and liabilities under the Credits have been discharged in full, the Borrower will provide the Bank with the following:

                     Annual Audited Unconsolidated Financial Statements within 120 days of the Borrower's fiscal year end. To be accompanied by the Auditors Letter to Management.

                     The Guarantee will provide for delivery by MDS Inc. of Annual Audited Consolidated Financial Statements, within 120 days of the Guarantor's fiscal year end.

                     Quarterly Unconsolidated Interim Financial Statements and Compliance Certificate of the Borrower, certified by a senior officer of the Borrower, within 60 days of the period end after the first 3 quarter ends.

           The Guarantee will provide for delivery by MDS Inc. of Quarterly Unconsolidated Interim Financial Statements and copy of Compliance Certificate of MDS Inc. provided by it in connection with MDS Syndicated Facility, certified by a senior officer of MDS Inc., within 60 days of the period end after the first 3 quarter ends and 90 days after the end of the fiscal year.

SCHEDULE A

ADDITIONAL TERMS AND CONDITIONS APPLICABLE

TO ALL CREDITS

CALCULATION AND PAYMENT OF INTEREST:

1. Interest on loans/advances made in Canadian dollars will be calculated on a daily basis and payable monthly on the 22nd day of each month (unless otherwise stipulated by the Bank). Interest shall be payable not in advance on the basis of a calendar year for the actual number of days elapsed both before and after demand of payment or default and/or judgment

DEFAULT INTEREST AND INTEREST ON OVERDUE INTEREST:

2. Interest on overdue interest shall be calculated at the same rate as interest on the loans/advances in respect of which interest is overdue, but shall be compounded monthly and be payable on demand, both before and after demand and judgment.

INDEMNITY PROVISION:

3. If the introduction or implementation of, or any change in, or in the interpretation of, or any change in its application to the Borrower of, any law or any regulation or guideline issued by any central bank or other governmental authority (whether or not having the force of law), including, without limitation, any reserve or special deposit requirement or any tax (other than tax on the Bank's general income or capital) or any capital requirement, has due to the Bank's compliance the effect, directly or indirectly, of (i) increasing the cost to the Bank of performing its obligations hereunder or under any availment hereunder, (ii) reducing any amount received or receivable by the Bank or its effective return hereunder or in respect of any availment hereunder or on its capital; or (iii) causing the Bank to make any payment or to forgo any return based on any amount received or receivable by the Bank hereunder or in respect of any availment hereunder, then upon demand from time to time the Borrower shall pay such amount as shall compensate the Bank for any such cost, reduction, payment or forgone return (collectively "Increased Costs") as such amounts are calculated in a certificate reasonably prepared by the Bank

4. In the event of the Borrower becoming liable for such Increased Costs, the Borrower shall have the right to prepay in full, without penalty, the outstanding principal balance under the affected credit other than the face amount of any document or instrument issued or accepted by the Bank for the account of the Borrower, including, without limitation, a Letter of Credit, a Letter of Guarantee or a Bankers' Acceptance. Upon any such prepayment, the Borrower shall also pay the then accrued interest on the amount prepaid and the Increased Costs to the date of prepayment together with such amount as will compensate the Bank for the cost of any early termination of its funding arrangements in accordance with its normal practices, as such amounts are calculated in a certificate reasonably prepared by the Bank.

CALCULATION AND PAYMENT OF BANKERS' ACCEPTANCE FEE:

5. The fee for the acceptance of each Bankers' Acceptance will be payable on the face amount of each Bankers' Acceptance at the time of acceptance of each draft calculated on the basis of a calendar year for the actual number of days elapsed from and including the date of acceptance to the due date of the draft.

CALCULATION AND PAYMENT OF STANDBY FEE:

6. Standby fees shall be calculated daily and payable monthly on the basis of a calendar year for Canadian dollar credits and on the basis of a 360 day year for U.S. dollar credits from the date of acceptance by the Borrower of this Amended and Restated Terms and Conditions Sheet.

ENVIRONMENT:

7.         The Borrower agrees:

           (a) to obey all applicable laws and requirements of any federal, provincial, or any other governmental authority relating to the environment and the operation of the business activities of the Borrower;

           (b) to allow the Bank access at all times to the business premises of the Borrower to monitor and inspect all property and business activities of the Borrower;

           (c) to notify the Bank from time to time of any material adverse change to the business activities conducted by the Borrower which would increase the environmental liability of the Borrower in any material adverse manner, it being recognized that the Borrower's business activities currently involve the use and handling of hazardous materials;

           (d) to notify the Bank of any proposed material change in the use or occupation of the property of the Borrower from that currently carried on or contemplated as part of the Borrower's business;

           (e) to provide the Bank with immediate written notice of any material environmental problem and any hazardous materials or substances which have had a material adverse effect on the property, equipment, or business activities of the Borrower and with any other environmental information requested by the Bank from time to time.

           (f) to conduct all environmental remedial activities which a commercially reasonable person would perform in similar circumstances to meet its environmental responsibilities and if the Borrower fails to do so, the Bank may perform such activities; and

           (g) to pay for any environmental investigations, assessments or remedial activities with respect to any property of the Borrower that may be performed for or by the Bank from time to time. It is understood that prior to incurring such expenses, the Borrower will be consulted, other than on costs incurred should the Bank find it necessary to realize upon its security.

                     If the Borrower notifies the Bank of any specified activity or change or provides the Bank with any information pursuant to subsections (c), (d), or (e), or if the Bank receives any environmental information from other sources, the Bank, in its sole discretion, may decide that a material adverse change in the environmental condition of the Borrower or any of the property, equipment, or business activities of the Borrower has occurred which decision will constitute, in the absence of manifest error, conclusive evidence of the material adverse change. Following this decision being made by the Bank, the Bank shall notify the Borrower of the Bank's decision concerning the material adverse change.

                     If the Bank decides or is required to incur expenses in compliance or to verify the Borrower's compliance with applicable environmental or other regulations, the Borrower shall indemnify the Bank in respect of such expenses, which will constitute further advances by the Bank to the Borrower under this Agreement. It is understood that prior to incurring such expenses, the Borrower will be consulted, other than on costs incurred should the Bank find it necessary to realize upon its security.

INITIAL DRAWDOWN:

8. The right of the Borrower to obtain the initial drawdown under the Credit(s) is subject to the condition precedent that there shall not have been any material adverse changes in the financial condition of MDS Inc. or the environmental condition of the Borrower.

EVIDENCE OF INDEBTEDNESS:

9. The Bank's accounts, books and records constitute, in the absence of manifest error, conclusive evidence of the advances made under this Credit, repayments on account thereof and the indebtedness of the Borrower to the Bank.

ACCELERATION:

10. (a) All indebtedness and liability of the Borrower to the Bank shall, at the option of the Bank, become immediately due and payable, the security held by the Bank shall immediately become enforceable, and the obligation of the Bank to make further advances or other accommodation available under the Credits shall terminate, if any one of the following Events of Default occurs and is continuing:

                      (i) the Borrower or any guarantor fails to make when due, whether on demand or at a fixed payment date, by acceleration or otherwise, any payment of interest, principal, fees, commissions or other amounts payable to the Bank under this Amended and Restated Terms and Conditions Sheet or any security instrument (the "Security") hereunder;

                      (ii) there is a breach by the Borrower of any other term or condition contained in this Amended and Restated Terms and Conditions Sheet or in any other agreement to which the Borrower and the Bank are parties which shall have continued for a period of 10 days after written notice thereof has been provided to the Borrower and MDS Inc.;

                      (iii) any default occurs under any of the Security or under any other credit, loan, guarantee or security agreement to which the Borrower is a party or under any of the contractual arrangements between Hemosol Corp. and Laurus Master Fund, Ltd. which default shall have continued for a period of 10 days after written notice thereof has been provided to the Borrower and MDS Inc.;

                      (iv) any representation or warranty made or given herein or under any Security is incorrect in any material respect so as to make such representation or warranty materially misleading and such misrepresentation continues to be incorrect for a period of 10 days after written notice thereof has been delivered to the Borrower and MDS Inc.;

                      (v) any bankruptcy, re-organization, compromise, arrangement, insolvency or liquidation proceedings or other proceedings for the relief of debtors are instituted by or against the Borrower or any guarantor and, if instituted against the Borrower or any guarantor, are allowed against or consented to by the Borrower or any guarantor or are not dismissed or stayed within 60 days after such institution;

                      (vi) a receiver is appointed over any property of the Borrower or any judgement or order or any process of any court becomes enforceable against the Borrower or any property of the Borrower or any creditor takes possession of any property of the Borrower;

                      (vii) any judgement or award by an arbitrator is rendered against the Borrower in an amount greater than $1,000,000 and such judgement or award is not payable by an insurer pursuant to insurance maintained by the Borrower, or such judgement or award is not being actively and diligently contested in good faith and has not been vacated, discharged, stayed or bonded pending appeal within 35 days from the entry thereof or such shorter period within which any property of the Borrower may be sold or forfeited thereunder;

                      (viii) any execution, sequestrition, extent, or other similar process of any court shall become enforceable against the Borrower, or if a distress or any analogous process shall be levied against any of the properties or assets of the Borrower and the aggregate amount claimed pursuant to all such executions or other processes which are not being actively or diligently contested in good faith or in respect of which the creditors are not being effectively restrained from enforcing such execution or other processes, exceeds $1,000,000;

                      (ix) any course of action is undertaken by the Borrower which would result in the Borrower's reorganization, amalgamation or merger with another corporation or the transfer of all or substantially all of the Borrower's assets or the Borrower ceasing to carry on all or substantially all of its business;

                      (x) any guarantee of indebtedness and liability under any of the Credits herein is withdrawn, determined to be invalid or otherwise rendered ineffective;

                      (xi) any event of default by MDS Inc. under any senior debt credit facility to which MDS Inc. is a party, including the MDS Syndicated Facility, and as a consequence thereof the maturity of such indebtedness has been or may be accelerated or payments in respect thereof have been rescheduled, and such default has not been waived or cured.

COSTS:

11. All out-of-pocket costs, including reasonable legal and, appraisal fees incurred by the Bank relative to security and other documentation and the enforcement thereof, shall be for the account of the Borrower and may be charged to the Borrower's deposit account when submitted.

INTEREST ACT DISCLOSURE:

12. For purposes of disclosure pursuant to the Interest Act (Canada), the annual rates of interest or fees to which the rates of interest or fees provided in this Amended and Restated Terms and Conditions Sheet (and stated herein to be computed on the basis of a 365 day year or 366 day year, as the case may be, or any other period of time less than a calendar year) are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by 365, 366 or such other period of time, respectively.

                                  SCHEDULE "B"

(i) "Bankers' Acceptance" herein means a bill of exchange under the Bills of Exchange Act (Canada) and a depository bill under the Depository Bills and Notes Act (Canada) denominated in Canadian Dollars which has been drawn by the Borrower and accepted by the Bank in accordance with the provisions of the Amended and Restated Terms and Conditions Sheet and this Schedule "B";

(ii) Each draft tendered by the Borrower for acceptance by the Bank as a Bankers' Acceptance shall be payable in Canada and shall have a term of not less than 30 days and not more than 180 days.

(iii) Each draft to be accepted by the Bank shall be tendered on the applicable drawdown day by the Borrower to the Bank and the amount advanced thereby shall be the face amount of such draft and shall be deemed to be a drawdown under Credit Number: 01 (the "Revolving Loan") pursuant to the Amended and Restated Terms and Conditions Sheet. No draft shall be tendered by the Borrower for acceptance by the Bank if such draft, together with all other outstanding amounts pursuant to the Revolving Loan, exceeds the maximum authorized principal amount of the Revolving Loan.

(iv) To facilitate the issuance of Bankers' Acceptances, the Borrower hereby appoints the Bank as its attorney to sign and endorse on its behalf (in accordance with a drawdown request relating to the issuance of Bankers' Acceptances), in handwriting or by facsimile or mechanical signature as and when deemed necessary by the Bank, blank forms of Bankers' Acceptances in the form requested by the Bank. All Bankers' Acceptances signed and/or endorsed by the Bank on behalf of the Borrower shall bind the Borrower as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of the Borrower. The Bank is hereby authorized (in accordance with a drawdown request relating to the issuance of Bankers' Acceptances) to issue such Bankers' Acceptances endorsed in blank in such face amounts as may be determined by the Bank; provided that the aggregate amount thereof is equal to the aggregate amount of Bankers' Acceptances required to be accepted and purchased by the Bank. The Bank shall not be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument except to the extent such damage, loss or other claim is determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the fraud, gross negligence or wilful misconduct of the Bank or any person controlling, controlled by or under common control with the Bank. The Bank shall maintain a record with respect to Bankers' Acceptances (i) received by it in blank hereunder, (ii) voided by it for any reason,
           (iii) accepted and purchased by it hereunder, and (iv) cancelled at their respective maturities. On request by or on behalf of the Borrower, the Bank shall cancel all forms of Bankers' Acceptances which have been pre-signed or pre-endorsed on behalf of the Borrower and which are held by the Bank and are not required to be issued in accordance with the Borrower's irrevocable notice.

(v) Upon tender of a draft by the Borrower for acceptance by a Bank in accordance with the terms hereof, the Borrower, on the applicable drawdown day, shall pay to such Bank a fee in Canadian Dollars equal to 2.00% multiplied by the face amount of such draft. The Bank shall have the right to purchase any Banker's Acceptance at the BA Discount Rate and to dispose of each Banker's Acceptance stamped by such Bank hereunder in any manner. The Bank shall deposit the BA Discount Proceeds less the aforesaid 2.00% stamping fee, if not already paid, into the Borrower's account with the Bank. "BA Discount Rate" herein means, with respect to any Bankers' Acceptance, the rate quoted by the Bank at or about 10:00 a.m. on the date of acceptance of such Bankers' Acceptance as the discount rate applicable to bankers' acceptances accepted and purchased by the Bank on such date, based upon a year of 365 days and having a comparable face amount and an identical maturity date to the face amount and maturity date of such Bankers' Acceptance. "BA Discount Proceeds" herein means, with respect to any Bankers' Acceptance, an amount (rounded to the nearest full cent), calculated on the applicable drawdown day which is equal to the face (or principal) amount of such Bankers' Acceptance divided by the sum of one plus the product of (i) the BA Discount Rate applicable to such Bankers' Acceptance multiplied by (ii) a fraction, the numerator of which is the term of such Bankers' Acceptance and the denominator of which is 365.

(vi) On the date of maturity of each Bankers' Acceptance, the Borrower shall provide to the Bank through payment to the Bank in accordance with the terms hereof the necessary Canadian Dollars to discharge its obligations under such Bankers' Acceptance and, if the Borrower fails to do so, the Bank may in its discretion decline to stamp additional Bankers' Acceptances and the Bank shall make an advance to the Borrower pursuant to the Revolving Loan for such purpose in the principal amount of the necessary Canadian Dollars required to discharge the Borrower's obligations pursuant to such Bankers' Acceptance. The Bank shall promptly give notice to the Borrower of any such advance, and the Borrower shall accept and use, and hereby irrevocably directs the Bank to apply, the proceeds of any such advance made from time to time to discharge the Borrower's obligations pursuant to such Bankers' Acceptance.

(vii) To facilitate the acceptance of Bankers' Acceptances pursuant to this Agreement, the Borrower shall from time to time provide the Bank upon request with drafts, drawn in blank by the Borrower upon the Bank in quantities sufficient for the Bank to fulfil its obligations hereunder, and such drafts shall be kept by the Bank with the same care as if such drafts were the property of the Bank.

(viii) If any Bankers' Acceptance is outstanding at any time that payment of the indebtedness under the Revolving Loan is demanded or accelerated in accordance with the instruments respecting same, the Borrower shall immediately upon such demand or acceleration, pay to the Bank an amount of Canadian Dollars equal to the principal face amount of such Banker's Acceptance. Such amount of Canadian Dollars (together with interest thereon) shall be held by the Bank for set-off against the liability of the Borrower to the Bank in respect of such Bankers' Acceptance, shall be invested from time to time by the Bank in deposits in the name of the Borrower for such terms as the Bank may determine and shall bear interest at the rate per annum payable by the Bank on deposits of similar currency, amount and maturity.

                                  SCHEDULE "C"

TO:       THE BANK OF NOVA SCOTIA (THE "BANK")

DATE:     o


1. This Drawdown Notice is delivered to you pursuant to an Amended and Restated Terms and Conditions Sheet (the "Credit Agreement") dated March 30, 2005, as amended and supplemented, issued by the Bank to Hemosol LP (the "Borrower"). All Capitalized terms set forth in this drawdown notice and not defined herein shall have the respective meanings set forth in a General Security Agreement (the "GSA") issued by the Borrower to the Bank dated April 30, 2004

2. We certify to you the matters referred to in paragraphs 4 and 5 herein.

3. We hereby request an advance under Credit Number: 01/04 provided for in the Credit Agreement as follows:

Type of Accommodation:
                           ----------------------------------------------------
Date of Advance:
                   ------------------------------------------------------------
Amount of Advance:
                    -----------------------------------------------------------
B.A. term, if applicable:
                           ----------------------------------------------------
           or

(a) Type of Accommodation:
                                 ----------------------------------------------
(b) Date of rollover drawdown:
                                 ----------------------------------------------
(c) Amount of rollover drawdown:
                                 ----------------------------------------------
(d) B.A. term, if applicable:
                                 ----------------------------------------------
(e) Type of Accommodation being rolled over:
                                              ---------------------------------
(f) Maturity Date of Accommodation being rolled over:
                                                      -------------------------

4) All of the representations and warranties of the Borrower contained in the Credit Agreement, the GSA and all instruments issued pursuant to the Credit Agreement are true and correct on and as of the date hereof as though made on and as of the date hereof except where such representations and warranties are made as of a specified date, in which case such representations and warranties are true and correct as of the date such representations and warranties were made.

5) No Event of Default has occurred and is continuing nor will any Event of Default occur as a result of the advance requested hereunder.

DATED at Toronto this o day of o, 200o.

                               HEMOSOL LP
                               BY ITS GENERAL PARTNER HEMOSOL CORP.

                               Per:
                                    -------------------------------------------
                                    Name:
                                    Title:


                               Per:
                                    -------------------------------------------
                                    Name:
                                    Title:

                               I/We have authority to bind the Corporation





TOR_LAW\ 5943170\11

                                  HEMOSOL CORP.



                          SECURITIES PURCHASE AGREEMENT



                                 MARCH 30, 2005

                                TABLE OF CONTENTS

1.         AGREEMENT TO SELL AND PURCHASE............................................................1

2.         FEES AND WARRANT..........................................................................2

3.         CLOSING, DELIVERY AND PAYMENT.............................................................3
           3.1       Closing.........................................................................3
           3.2       Delivery........................................................................3

4.         REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............................................3
           4.1       Organization, Good Standing and Qualification...................................3
           4.2       Subsidiaries....................................................................4
           4.3       Capitalization; Voting Rights...................................................4
           4.4       Authorization; Binding Obligations..............................................5
           4.5       Liabilities.....................................................................6
           4.6       Agreements; Action..............................................................6
           4.7       Obligations to Related Parties..................................................6
           4.8       Changes.........................................................................7
           4.9       Title to Properties and Assets; Liens, Etc......................................8
           4.10      Intellectual Property...........................................................9
           4.11      Compliance with Other Instruments..............................................10
           4.12      Litigation.....................................................................10
           4.13      Tax Returns and Payments.......................................................10
           4.14      Employees......................................................................11
           4.15      Registration Rights and Voting Rights..........................................11
           4.16      Compliance with Laws; Permits..................................................12
           4.17      Environmental and Safety Laws..................................................12
           4.18      Valid Offering.................................................................12
           4.19      Full Disclosure................................................................12
           4.20      Insurance......................................................................13
           4.21      OSC Reports....................................................................13
           4.22      Listing........................................................................13
           4.23      Stop Transfer..................................................................14
           4.24      Dilution.......................................................................14
           4.25      Patriot Act....................................................................14

5.         REPRESENTATIONS AND WARRANTIES OF THE PURCHASER..........................................15
           5.1       No Shorting....................................................................15
           5.2       Requisite Power and Authority..................................................15
           5.3       Investment Representations and Covenants.......................................15
           5.4       Legends........................................................................17

6.         COVENANTS OF THE COMPANY.................................................................19
           6.1       Cease Trade Orders.............................................................19
           6.2       Listing........................................................................19
           6.3       Market Regulations.............................................................19
           6.4       Reporting Requirements.........................................................19
           6.5       Use of Funds...................................................................19
           6.6       Access to Facilities...........................................................20
           6.7       Taxes..........................................................................20
           6.8       Insurance......................................................................20


           6.9       Intellectual Property..........................................................21
           6.10      Properties.....................................................................21
           6.11      Confidentiality................................................................22
           6.12      Required Approvals.............................................................22
           6.13      Reissuance of Securities.......................................................23
           6.14      Opinion........................................................................24
           6.15      Financing Right of First Refusal...............................................24

7.         COVENANTS OF THE PURCHASER...............................................................25
           7.1       Confidentiality................................................................25
           7.2       Non-Public Information.........................................................25
           7.3       Shorting.......................................................................25

8.         COVENANTS OF THE COMPANY AND PURCHASER REGARDING INDEMNIFICATION.........................25
           8.1       Company Indemnification........................................................25
           8.2       Purchaser's Indemnification....................................................26

9.         CONVERSION OF CONVERTIBLE NOTE...........................................................26
           9.1       Mechanics of Conversion........................................................26

10.        OFFERING RESTRICTIONS....................................................................27

11.        MISCELLANEOUS............................................................................28
           11.1      Governing Law..................................................................28
           11.2      Judgment Currency..............................................................28
           11.3      Survival.......................................................................29
           11.4      Successors.....................................................................29
           11.5      Entire Agreement...............................................................29
           11.6      Severability...................................................................30
           11.7      Amendment and Waiver...........................................................30
           11.8      Delays or Omissions............................................................30
           11.9      Notices........................................................................30
           11.10     Legal Fees.....................................................................31
           11.11     Titles and Subtitles...........................................................31
           11.12     Facsimile Signatures; Counterparts.............................................31
           11.13     Broker's Fees..................................................................32
           11.14     Construction...................................................................32
           11.15     Termination....................................................................32


                                LIST OF EXHIBITS

---------------------------------------------------------------------

Form of Convertible Term Note ............................. Exhibit A
Form of Warrant ........................................... Exhibit B
Form of Escrow Agreement................................... Exhibit C
Opinion Matters............................................ Exhibit D

                          SECURITIES PURCHASE AGREEMENT


           THIS SECURITIES PURCHASE AGREEMENT (this "AGREEMENT") is made and entered into as of March 30, 2005, by and between Hemosol Corp., an Ontario corporation (the "COMPANY"), and Laurus Master Fund, Ltd., a Cayman Islands company (the "PURCHASER").

                                    RECITALS

           WHEREAS, the Company has authorized the sale to the Purchaser of a Secured Convertible Term Note in the aggregate principal amount of Five Million Dollars in lawful money of the United States (US$5,000,000) (as amended, modified or supplemented from time to time, the "NOTE"), which Note is convertible into the Company's common shares (the "COMMON SHARES") at an initial fixed conversion price of US$0.69 which has been determined on the date hereof as the US dollar equivalent (calculated at the Exchange Rate prevailing at 4:00pm on March 29, 2005) of (A) the volume weighted average price of the Common Shares on the TSX for the five trading days immediately prior to the date hereof and (B) 125% of the price per special warrant offered by the Company contemporaneously herewith (the "FIXED CONVERSION PRICE");

           WHEREAS, the Company wishes to issue a warrant to the Purchaser to purchase up to 2,729,122 Common Shares (subject to adjustment as set forth therein) in connection with Purchaser's purchase of the Note;

           WHEREAS, the Purchaser desires to purchase the Note on the terms and conditions set forth herein; and

           WHEREAS, the Company desires to issue and sell the Note and the Warrant (as defined in Section 2) to the Purchaser on the terms and conditions set forth herein.

                                    AGREEMENT

           NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.         Agreement to Sell and Purchase.

           Pursuant to the terms and conditions set forth in this Agreement, on the Closing Date (as defined in Section 3), the Company agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase from the Company, the Note. The purchase of the Note on the Closing Date shall be known as the "OFFERING". A form of the Note is annexed hereto as Exhibit A. The Note will mature on the Maturity Date (as defined in the Note). Collectively, the Note, the Warrant (as defined in Section 2(a)) and the Common Shares issuable in payment of the Note, upon conversion of the Note and upon exercise of the Warrant are referred to as the "SECURITIES".

2.         Fees and Warrant.

           On the Closing Date (as defined in Section 3.1):

           (a) The Company will issue and deliver to the Purchaser a warrant to purchase up to 2,729,122 Common Shares in connection with the Offering (as amended, modified or supplemented from time to time, the "WARRANT") pursuant to
Section 1 hereof. The Warrant must be delivered on the Closing Date. A form of Warrant is annexed hereto as Exhibit B. All the representations, covenants, warranties, undertakings, indemnification and other rights made or granted to or for the benefit of the Purchaser by the Company are hereby also made and granted in respect of the Warrant and the Common Shares issuable upon exercise of the Warrant (the "WARRANT SHARES").

           (b) Subject to the terms of Section 2(d) below, the Company shall pay to Laurus Capital Management, LLC, the manager of the Purchaser, a closing payment in an amount equal to 3.5% of the aggregate principal amount of the Note (the "CLOSING Payment").

           (c) The Company shall reimburse the Purchaser for its reasonable expenses (including legal fees and expenses) incurred in connection with the preparation and negotiation of this Agreement and the Related Agreements (as hereinafter defined) and incurred in connection with the Purchaser's due diligence review of the Company and its Subsidiaries (as defined in Section 4.2) and all related matters, provided that due diligence expenses shall be US$17,500 (exclusive of any required third party appraisals or extraordinary diligence that may be required in connection with the transactions contemplated hereby) and legal fees shall be US$22,000 (exclusive of the reasonable fees of external counsel engaged by the Purchaser for which the Company shall, for greater certainty, be responsible). For greater certainty, the Purchaser acknowledges that the Company has, prior to the date hereof, provided the Purchaser a US$15,000 deposit which shall be credited against amounts owing by the Company to the Purchaser pursuant to this Section 2(c).

           (d) The Closing Payment and the expenses referred to in the preceding clause (c) (net of deposits previously paid by the Purchaser) shall be paid on the Closing Date out of funds held pursuant to the Escrow Agreement (as defined below) and a disbursement letter (the "DISBURSEMENT LETTER").

           (e) All amounts owing under this Agreement, the Note, the Warrant or any Related Agreement shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Agreement, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

3.         Closing, Delivery and Payment.

           3.1        Closing.

           Subject to the terms and conditions herein and the fulfilment, performance and satisfaction of the conditions set forth in the letter agreement dated the date hereof between the Company and the Purchaser (the "CLOSING LETTER AGREEMENT"), the closing of the transactions contemplated hereby (the "CLOSING") shall take place on the date contemplated by the Closing Letter Agreement at such time or place as the Company and Purchaser may mutually agree (such date is hereinafter referred to as the "CLOSING DATE").

           3.2        Delivery.

           Pursuant to the Escrow Agreement, at the Closing on the Closing Date, the Company will deliver to the Purchaser, among other things, the Note in the form attached as Exhibit A representing the aggregate principal amount of US$5,000,000 and the Warrant in the form attached as Exhibit B in the Purchaser's name representing the right to acquire 2,729,122 Warrant Shares and the Purchaser will deliver to the Company, among other things, the amounts set forth in the Disbursement Letter by certified cheque or wire transfer.

4.         Representations and Warranties of the Company.

           The Company hereby represents and warrants to the Purchaser as follows in this Section 4. The representations and warranties which follow in this Section 4 are qualified and supplemented by the Company's disclosure in the disclosure letter between the Company and the Purchaser (the "DISCLOSURE LETTER"), including disclosure as to the Closing Transactions (as defined in the Disclosure Letter), and the Company's filings under the Securities Act (Ontario) ("SECURITIES ACT") made prior to the date of this Agreement and Hemosol Inc.'s (now LPBP Inc.) filings under the Securities Act made prior to April 30, 2004 (collectively, the "SECURITIES ACT FILINGS"). To the extent a representation or warranty made herein relates to a period prior to April 30, 2004, the representation and warranty shall be deemed to be made by the Company with reference to its predecessor in business, Hemosol Inc. (now LPBP Inc.) and its Subsidiaries.

           4.1        Organization, Good Standing and Qualification.

           Each of the Company and its Subsidiaries (as defined in Section 4.2) is a corporation, partnership or limited liability company, as the case may be, duly organized, validly existing and in good standing under the Applicable Laws of its jurisdiction of organization. For purposes of this Agreement, "APPLICABLE LAWS" means all present laws, statutes, regulations, treaties, judgments and decrees in relation to an entity, and all requirements, requests, official directives, consents, approvals, authorizations, guidelines, rules, orders and policies of any governmental or regulatory authority applicable to the entity in a jurisdiction in which (i) it is organized or incorporated; (ii) its assets are located; and/or (iii) it conducts business. Each of the Company and its Subsidiaries, as applicable, has the corporate power and authority to own and operate its properties and assets, to execute and deliver (i) this Agreement,
(ii) the Note and the Warrant to be issued in connection with this Agreement,
(iii) the Master Security Agreement dated as of the Closing Date between the Company, certain Subsidiaries of the Company and the Purchaser (as amended, modified or supplemented from time to time, the "MASTER SECURITY AGREEMENT"),
(iv) the Subsidiary Guarantee dated as of the Closing Date made by certain

Subsidiaries of the Company (as amended, modified or supplemented from time to time, the "Subsidiary GUARANTEE"), (v) the Inter-Creditor Agreement dated as of the Closing Date between the Company, Hemosol LP, The Bank of Nova Scotia, MDS, Inc. and the Purchaser (as amended, modified or supplemented from time to time, the "INTER-CREDITOR AGREEMENT") (vi) the Funds Escrow Agreement dated as of the Closing Date among the Company, the Purchaser and the escrow agent referred to therein, substantially in the form of Exhibit C hereto (as amended, modified or supplemented from time to time, the "ESCROW Agreement") and (vii) all other agreements related to this Agreement and the Note and referred to herein (the preceding clauses (ii) through (vii), collectively, the "RELATED AGREEMENTS") to issue and sell the Note and the Common Shares issuable upon conversion of the Note (the "NOTE SHARES"), to issue and sell the Warrant and the Warrant Shares, each in accordance with its terms, and to carry out the provisions of this Agreement and the Related Agreements and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified and is authorized to do business and is in good standing as a foreign corporation, partnership or limited liability company, as the case may be, in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so has not, or could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise), properties, operations or prospects of (i) the Company and its Subsidiaries or
(ii) Hemosol LP and its Subsidiaries, in each case taken as a whole (a "MATERIAL ADVERSE EFFECT").

           4.2        Subsidiaries.

           Each direct and indirect Subsidiary of the Company, the direct owner of such Subsidiary and its percentage ownership thereof, is set forth in Section
4.2 of the Disclosure Letter. Other than Hemosol LP, the direct and indirect Subsidiaries of the Company each conduct no active business and possess no material assets or properties. For the purpose of this Agreement, a "SUBSIDIARY" of any person or entity means (i) a corporation or other entity whose shares of stock or other ownership interests having ordinary voting power (other than stock or other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the directors of such corporation, or other persons or entities performing similar functions for such person or entity, are owned, directly or indirectly, by such person or entity or
(ii) a corporation or other entity in which such person or entity owns, directly or indirectly, more than 50% of the equity interests at such time.

           4.3        Capitalization; Voting Rights.

                      (a) The authorized capital of the Company, as of the date hereof, consists of an unlimited number of Common Shares, of which 57,195,580 Common Shares are issued and outstanding, and an unlimited number of special shares, issuable in series, of which none are outstanding. The authorized capital of each Subsidiary of the Company is set forth in Section 4.3 of the Disclosure Letter.

                      (b) Except as disclosed in Section 4.3 of the Disclosure Letter, other than: (i) the shares reserved for issuance under the Company's stock option plan from time to time; and (ii) shares which may be granted pursuant to this Agreement and the Related Agreements, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), proxy or shareholder agreements, or arrangements or agreements of any kind for the purchase or acquisition from the Company of any of its securities. Except as disclosed in Section 4.3 of the Disclosure Letter, neither the offer, issuance or sale of any of the Note or the Warrant or the issuance of any of the Note Shares or the Warrant Shares, nor the consummation of any transaction contemplated hereby will result in a change in the price or number of any securities of the Company outstanding under anti-dilution or other similar provisions contained in or affecting any such securities.

                      (c) All issued and outstanding Common Shares: (i) have been duly authorized and validly issued and are fully paid and non-assessable and (ii) were issued in compliance with all applicable securities and corporate laws concerning the issuance of securities.

                      (d) The rights, preferences, privileges and restrictions of the Common Shares are as stated in the Company's Articles of Incorporation (the "ARTICLES"). When issued in compliance with the provisions of this Agreement, the Note or the Warrant, as applicable, the Securities will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances except for any liens or encumbrances granted by or claimed through the Purchaser or the relevant holder of the Securities; provided, however, that the Securities may be subject to restrictions on transfer under applicable securities laws as set forth herein or as otherwise required by such laws at the relevant time.

           4.4        Authorization; Binding Obligations.

           All corporate, partnership or limited liability company, as the case may be, action on the part of the Company and each of its Subsidiaries (including the respective officers and directors) necessary for the authorization of this Agreement and the Related Agreements, the performance of all obligations of the Company and its Subsidiaries hereunder and under the Related Agreements at the Closing and the authorization, sale, issuance and delivery of the Note and Warrant has been taken or will be taken prior to the Closing. This Agreement and the Related Agreements, when executed and delivered and to the extent it is a party thereto, will be valid and binding obligations of each of the Company and its Subsidiaries, enforceable against each such person in accordance with their terms, except:

                      (a) as limited by Applicable Laws relating to bankruptcy, insolvency, reorganization or other laws of general application affecting enforcement of creditors' rights; and

                      (b) general principles of equity that restrict the availability of equitable or legal remedies.

The sale of the Note and the subsequent conversion of the Note into Note Shares are not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with. The issuance of the Warrant and the subsequent exercise of the Warrant for Warrant Shares are not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with.

           4.5        Liabilities.

           Except as set forth in Section 4.5 of the Disclosure Letter, neither the Company nor any of its Subsidiaries has any contingent liabilities exceeding, in the aggregate, US$100,000 (except current liabilities incurred in the ordinary course of business and liabilities disclosed in any Securities Act Filings).

           4.6        Agreements; Action.

           Except as set forth in Section 4.6 of the Disclosure Letter or as disclosed in any Securities Act Filings:

                      (a) there are no agreements, understandings, instruments, contracts, judgments, orders, writs or decrees to which the Company or any of its Subsidiaries is a party or by which it is bound which may involve: (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of US$50,000 (other than obligations of, or payments to, the Company arising from purchase or sale agreements entered into in the ordinary course of business); or
           (ii) the transfer or license of any patent, copyright, trade secret or other proprietary right to or from the Company (other than licenses arising from the purchase of "off the shelf" or other standard products); or (iii) provisions restricting the development, manufacture or distribution of the Company's products or services; or
           (iv) indemnification by the Company with respect to infringements of proprietary rights.

                      (b) Since December 31, 2003, neither the Company nor any of its Subsidiaries has: (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock; (ii) incurred any indebtedness for money borrowed or any other liabilities (other than ordinary course obligations) individually in excess of US$50,000 or, in the case of indebtedness and/or liabilities individually less than US$50,000, in excess of US$100,000 in the aggregate; (iii) made any loans or advances to any person in an amount in excess, individually or in the aggregate, of US$100,000, other than ordinary course advances for travel expenses; or (iv) sold, exchanged or otherwise disposed of any of its assets, other than dispositions for proceeds individually less than US$50,000 and, in the aggregate, not in excess of US$100,000 and other than the sale of its inventory in the ordinary course of business.

                      (c) For the purposes of subsections (a) and (b) above, all indebtedness, liabilities, agreements, understandings, instruments and contracts involving the same person or entity (including persons or entities the Company has reason to believe are affiliated therewith) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsections.

           4.7        Obligations to Related Parties.

           Except as set forth in Section 4.7 of the Disclosure Letter, there are no obligations of the Company or any of its Subsidiaries to officers, directors, significant shareholders or employees of the Company or any of its Subsidiaries other than:

                      (a) for payment of salary for services rendered and for bonus payments;

                      (b) reimbursement for reasonable expenses incurred on behalf of the Company and its Subsidiaries;

                      (c) for other standard employee benefits made generally available to all employees (including stock option agreements outstanding under any stock option plan approved by the Board of Directors of the Company); and

                      (d) obligations listed in the Company's financial statements or disclosed in any of its Securities Act Filings.

Except as described above or set forth in Section 4.7 of the Disclosure Letter, none of the officers, directors or, to the best of the Company's knowledge, members of executive management or significant shareholders of the Company or any members of their immediate families, are indebted to the Company, individually or in the aggregate in excess of US$50,000 or (other than in the case of significant shareholders) have any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company, other than passive investments in publicly traded companies (representing less than one percent (1%) of such company) which may compete with the Company. Except as described above, no officer or director or, to the best of the Company's knowledge, significant shareholder or any member of their immediate families, is, directly or indirectly, interested in any material contract with the Company and no agreements, understandings or proposed transactions are contemplated between the Company and any such person. Except as set forth in Section 4.7 of the Disclosure Letter, the Company is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation. For purposes of Sections 4.7, 4.8 and 4.15, "SIGNIFICANT SHAREHOLDER" means MDS, Inc. and any holder of voting or equity shares of the Company or any of its Subsidiaries representing 10% or more of the issued and outstanding voting or equity shares of the Company or any of its Subsidiaries.

           4.8        Changes.

           Since December 31, 2003, except as disclosed in any Securities Act Filing or in the Disclosure Letter, there has not been:

                      (a) any change in the business, assets, liabilities, condition (financial or otherwise), properties, operations or prospects of the Company or any of its Subsidiaries, which individually or in the aggregate has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

                      (b) any resignation or termination of any officer, member of executive management or group of employees of the Company or any of its Subsidiaries;

                      (c) any material change, except in the ordinary course of business, in the contingent obligations of the Company or any of its Subsidiaries by way of guarantee, endorsement, indemnity, warranty or otherwise;

                      (d) any damage, destruction or loss, whether or not covered by insurance, which has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

                      (e) any waiver by the Company or any of its Subsidiaries of a material right or of a material debt owed to it;

                      (f) any direct or indirect loans made by the Company or any of its Subsidiaries to any significant shareholder, employee, officer or director of the Company or any of its Subsidiaries, other than advances made in the ordinary course of business;

                      (g) any material change in any compensation arrangement or agreement with any employee, officer, director or significant shareholder of the Company or any of its Subsidiaries;

                      (h) any declaration or payment of any dividend or other distribution of the assets of the Company or any of its Subsidiaries to their respective shareholders;

                      (i) any labour organization activity related to the Company or any of its Subsidiaries;

                      (j) any debt, obligation or liability incurred, assumed or guaranteed by the Company or any of its Subsidiaries, except those for immaterial amounts and for current liabilities incurred in the ordinary course of business;

                      (k) any sale, assignment or transfer of any material patents, material trademarks, material copyrights, material trade secrets or other material intangible assets owned by the Company or any of its Subsidiaries;

                      (l) any other event or condition of any character that, either individually or in the aggregate, has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or

                      (m) any agreement or commitment by the Company or any of its Subsidiaries to do any of the acts described in subsection (a) through (l) above.

           4.9        Title to Properties and Assets; Liens, Etc.

           Except as set forth in Section 4.9 of the Disclosure Letter, each of the Company and its Subsidiaries has good and marketable title to its properties and assets, and good title to its leasehold estates, in each case subject to no mortgage, pledge, lien, lease, encumbrance or charge, other than:

                      (a) those resulting from taxes which have not yet become due or payable or that are currently being contested in good faith by the Company or any of its Subsidiaries;

                      (b) undetermined or inchoate liens, rights of distress and charges incidental to current operations which have not at such time been filed or exercised or which relate to obligations not due or payable or, if due, the validity of which is being contested diligently and in good faith by appropriate proceedings;

                      (c) encumbrances in favor of vendors, carriers, warehousemen, repairmen, mechanics, workers, materialmen, construction or other encumbrances arising by operation of law or in the ordinary course of business in respect of obligations that are not yet due or that are being contested in good faith by appropriate proceedings and for which adequate reserves are maintained by the Company or any of its Subsidiaries;

                      (d) easements, servitudes, reservations, rights of way, restrictions, covenants, conditions and other similar encumbrances, whether of record or apparent on the premises, including road, highway, pipeline, railroad and utility easements and servitudes, and municipal, zoning and building by-laws which do not, individually or in the aggregate, materially interfere with the use, occupancy or operation of the properties and assets of the Company or any of its Subsidiaries as currently used, occupied and operated or as intended to be used, occupied and operated;

                      (e) statutory encumbrances incurred or deposits made in the ordinary course of business in connection with workers' compensation, employment insurance and other social security legislation;

                      (f) minor liens and encumbrances which do not materially detract from the value of the property subject thereto or materially impair the operations of the Company or any of its Subsidiaries; and

                      (g) those that have otherwise arisen in the ordinary course of business.

All facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by the Company and its Subsidiaries are in good operating condition and repair, reasonable wear and tear excepted, and are reasonably fit and usable for the purposes for which they are being used. Except as set forth in Section 4.9 of the Disclosure Letter, the Company and its Subsidiaries are in compliance with all material terms of each lease to which it is a party or is otherwise bound.

           4.10       Intellectual Property.

                      (a) Each of the Company and its Subsidiaries owns or possesses sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information and other proprietary rights and processes necessary for its business as now conducted and to the Company's knowledge, as presently proposed to be conducted (the "INTELLECTUAL PROPERTY"), without any known infringement of the rights of others. Except as set forth in
           Section 4.10 of the Disclosure Letter, there are no outstanding options, licenses or agreements of any kind relating to the foregoing proprietary rights, nor is the Company or any of its Subsidiaries bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information and other proprietary rights and processes of any other person or entity other than such licenses or agreements arising from the purchase of "off the shelf" or standard products.

                      (b) Since December 31, 2003, neither the Company nor any of its Subsidiaries has received any communications alleging that the Company or any of its Subsidiaries has violated any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity, nor is the Company or any of its Subsidiaries aware of any basis therefor.

                      (c) The Company does not currently believe it is or will be necessary to utilize any inventions, trade secrets or proprietary information of any of its employees made prior to their employment by the Company or any of its Subsidiaries, except for inventions, trade secrets or proprietary information that have been rightfully assigned to the Company or any of its Subsidiaries.

4.11       Compliance with Other Instruments.

           Neither the Company nor any of its Subsidiaries is in violation or default of (x) any term of its Articles or Bylaws, or (y) of any provision of any indebtedness, mortgage, indenture, contract, agreement or instrument to which it is party or by which it is bound or of any judgment, decree, order or writ, which violation or default, in the case of this clause (y), has had, or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. The execution, delivery and performance of and compliance with this Agreement and the Related Agreements to which it is a party, and the issuance and sale of the Note and the other Securities by the Company, each pursuant hereto and thereto, will not, with or without the passage of time or giving of notice, result in any such material violation, or be in conflict with or constitute a default under any such term or provision, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company or any of its Subsidiaries or the suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties which could reasonably be expected to result in a Material Adverse Effect unless consent has been provided therefor.

4.12       Litigation.

           Except as set forth in Section 4.12 of the Disclosure Letter, (x) there is no action, suit or proceeding pending or, to the Company's knowledge, currently threatened against, or any investigation involving, the Company or any of its Subsidiaries and (y) neither the Company nor any of its Subsidiaries is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that, in either case, prevent the Company or any of its Subsidiaries from entering into this Agreement or the other Related Agreements, or from consummating the transactions contemplated hereby or thereby, or which has had, or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect or any material change in the current equity ownership of the Company or any of its Subsidiaries, nor is the Company aware that there is any basis to assert any of the foregoing. There is no action, suit, proceeding or investigation by the Company or any of its Subsidiaries currently pending or which the Company or any of its Subsidiaries intends to initiate.

4.13       Tax Returns and Payments.

           Except as set forth in Section 4.13 of the Disclosure Letter, each of the Company and its Subsidiaries has timely filed all tax returns (in accordance with all Applicable Laws) required to be filed by it. All taxes shown to be due and payable on such returns, any assessments imposed, and all other taxes due and payable by the Company or any of its Subsidiaries on or before the Closing, have been paid or will be paid prior to the time they become delinquent. Except as set forth in Section 4.13 of the Disclosure Letter, neither the Company nor any of its Subsidiaries has been advised:

                      (a) that any of its returns, under any Applicable Law, have been or are being audited as of the date hereof; or

                      (b) of any deficiency in assessment or proposed judgment to its taxes under any Applicable Law.

           The Company has no knowledge of any liability for any tax to be imposed upon its properties or assets as of the date of this Agreement that is not adequately provided for.

4.14       Employees.

           Neither the Company nor any of its Subsidiaries has any collective bargaining agreements with any of its employees. There is no labour union organizing activity pending or, to the Company's knowledge, threatened with respect to the Company or any of its Subsidiaries. Except as disclosed in the Securities Act Filings or in Section 4.14 of the Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any currently effective employment contract, deferred compensation arrangement, bonus plan, incentive plan, profit sharing plan, retirement agreement or other employee compensation plan or agreement with an aggregate annual value for all annual compensation under such contract, arrangement or plan in excess of US$85,000. To the Company's knowledge, no employee of the Company or any of its Subsidiaries, nor any consultant with whom the Company or any of its Subsidiaries has contracted, is in violation of any term of any employment contract, proprietary information agreement or any other agreement relating to the right of any such individual to be employed by, or to contract with, the Company or any of its Subsidiaries because of the nature of the business to be conducted by the Company or any of its Subsidiaries; and to the Company's knowledge the continued employment by the Company or any of its Subsidiaries of its present employees, and the performance of the Company's and its Subsidiaries' contracts with its independent contractors, will not result in any such violation. Neither the Company nor any of its Subsidiaries is aware that any of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with their duties to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any notice alleging that any such violation has occurred. Except for employees who have a current effective employment agreement with the Company or any of its Subsidiaries, no employee of the Company or any of its Subsidiaries has been granted the right to continued employment by the Company or any of its Subsidiaries or to any material compensation following termination of employment with the Company or any of its Subsidiaries. The Company is not aware that any officer, member of executive management or group of employees intends to terminate his, her or their employment with the Company or any of its Subsidiaries, nor does the Company or any of its Subsidiaries have a present intention to terminate the employment of any officer, member of executive management or group of employees.

4.15       Registration Rights and Voting Rights.

           Except as set forth in Section 4.15 of the Disclosure Letter, as disclosed in Securities Act Filings or as contemplated by this Agreement, neither the Company nor any of its Subsidiaries is presently under any obligation, and neither the Company nor any of its Subsidiaries has granted any rights, to register or otherwise qualify for distribution or distribution to the public any of the Company's or its Subsidiaries' presently outstanding securities or any of its securities that may hereafter be issued. To the Company's knowledge, no significant shareholder of the Company or any of its Subsidiaries has entered into any agreement with respect to the voting of securities of the Company or any of its Subsidiaries.

4.16       Compliance with Laws; Permits.

           Neither the Company nor any of its Subsidiaries is in violation of any Applicable Law in respect of the conduct of its business or the ownership of its properties which has had, or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. No governmental orders, permissions, consents, approvals or authorizations are required to be obtained and no registrations or declarations are required to be filed in connection with the execution and delivery of this Agreement or any other Related Agreement and the issuance of any of the Securities, except such as has been duly and validly obtained or filed, or with respect to any filings that must be made after the Closing, as will be filed in a timely manner. Each of the Company and its Subsidiaries has all material franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.17       Environmental and Safety Laws.

           Neither the Company nor any of its Subsidiaries is in violation of any Applicable Law relating to the environment or occupational health and safety, and to its knowledge, no material expenditures are or will be required in order to comply with any such existing Applicable Law. Except as set forth in
Section 4.17 of the Disclosure Letter, no Hazardous Materials (as defined below) are used or have been used, stored, or disposed of by the Company or any of its Subsidiaries or, to the Company's knowledge, by any other person or entity on any property owned, leased or used by the Company or any of its Subsidiaries. For the purposes of the preceding sentence, "Hazardous Materials" shall mean:

                      (a) materials which are listed or otherwise defined as "hazardous" or "toxic" under the Hazardous Products Act (Canada); or

                      (b) any petroleum products or nuclear materials.

4.18       Valid Offering.

           Assuming the accuracy of the representations and warranties of the Purchaser contained in this Agreement, the offer, sale and issuance of the Securities to the Purchaser pursuant to this Agreement or upon conversion of the Note or exercise of the Warrant, as applicable, will be exempt from the prospectus and registration requirements of the Securities Act and from the registration requirements of the Securities Act of 1933, as amended (the "US SECURITIES ACT").

4.19       Full Disclosure.

           Neither this Agreement, the Related Agreements, the exhibits and schedules hereto and thereto nor any other document delivered by the Company or any of its Subsidiaries to Purchaser or its attorneys or agents in connection herewith or therewith or with the transactions contemplated hereby or thereby, contain any untrue statement of a material fact nor omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading. Any financial projections and other estimates provided to the Purchaser by the Company or any of its Subsidiaries were based on the Company's and its Subsidiaries' experience in the industry and on assumptions of fact and opinion as to future events which the Company or any of its Subsidiaries, at the date of the issuance of such projections or estimates, believed to be reasonable.

4.20       Insurance.

           Each of the Company and each of its Subsidiaries has general commercial, product liability, fire and casualty insurance policies with coverages which the Company believes are customary for companies similarly situated to the Company and its Subsidiaries in the same or similar business.

4.21       OSC Reports.

           Except as set forth in Section 4.21 of the Disclosure Letter, the Company has filed all financial statements, annual information forms, management information circulars, reports and other documents required to be filed by it under the Securities Act (Ontario) (the "SECURITIES ACT"). The Company has furnished the Purchaser with copies of: (i) Hemosol Inc.'s annual reports for its fiscal years ended December 31, 2003, 2002 and 2001; (ii) its interim financial statements for its fiscal quarters ended June 30 and September 30, 2004 and Hemosol Inc.'s interim financial statements for its fiscal quarter ended March 31, 2004; and (iii) all material change reports which it has filed during the 2004 and 2005 fiscal years to date and all material change reports which Hemosol Inc. has filed from January 1, 2004 to April 30, 2004 (collectively, the "OSC REPORTS"). Except as set forth in Section 4.21 of the Disclosure Letter, each OSC Report was, at the time of its filing, in substantial compliance with the requirements of the Securities Act and the regulations, instruments, policies and other regulatory guidance of the Ontario Securities Commission ("OSC") and none of the OSC Reports (excluding financial statements and notes thereto), as of their respective filing dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements (and notes thereto) included in the OSC Reports (as of their respective dates) were prepared in accordance with GAAP on a basis consistent with that of prior periods and presented fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial position of the Company or Hemosol Inc., as applicable, on a consolidated basis and (for the fiscal periods ended as of their respective dates) the results of operations of the Company or Hemosol Inc., as applicable, on a consolidated basis.

4.22       Listing.

           The Common Shares are listed for trading on the Toronto Stock Exchange (the "TSX") and are quoted on the NATIONAL Market of The Nasdaq Stock Market Inc. ("NASDAQ") and, except as set forth in Section 4.22 of the Disclosure Letter, satisfy all requirements for the continuation of such listing and quotation. Except as set forth in Section 4.22 of the Disclosure Letter, the Company has not received any notice that its Common Shares will be delisted from the TSX or removed from Nasdaq or that its Common Shares do not meet all requirements for listing and quotation.

4.23       Stop Transfer.

           The Securities are subject to restrictions on transfer as of the date of this Agreement. Neither the Company nor any of its Subsidiaries will issue any stop transfer order or other order impeding the sale and delivery of any of the Securities at such time as the Securities become freely tradeable or an exemption from the prospectus and registration or equivalent requirements of applicable securities laws in respect of such sale or delivery is available, except as required by applicable securities laws.

4.24       Dilution.

           The Company specifically acknowledges that its obligation to issue the Common Shares upon conversion of the Note and exercise of the Warrant is binding upon the Company and enforceable regardless of the dilution such issuance may have on the ownership interests of other shareholders of the Company.

4.25       Patriot Act.

           The Company certifies that, to the best of Company's knowledge, neither the Company nor any of its Subsidiaries has been designated as, and is not owned or controlled by, a "suspected terrorist" as defined in Executive Order 13224. The Company represents, warrants and agrees that, to the best of the Company's knowledge: (i) none of the cash or property that the Company or any of its Subsidiaries will pay or will contribute to the Purchaser has been or shall be derived from, or related to, any activity that is deemed criminal under United States or Canadian law; and (ii) no contribution or payment by the Company or any of its Subsidiaries to the Purchaser, to the extent that they are within the Company's and/or its Subsidiaries' control shall cause the Purchaser to be in violation of the United States Bank Secrecy Act, the United States International Money Laundering Control Act of 1986, the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, or the Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act (the "ANTI-MONEY LAUNDERING LAWS"). The Company shall promptly notify the Purchaser if any of these representations ceases to be true and correct regarding the Company or any of its Subsidiaries in any material respect. The Company agrees to provide the Purchaser any additional information regarding the Company or any of its Subsidiaries reasonably necessary to ensure compliance with the Anti-Money Laundering Laws. The Company understands and agrees that if at any time after the Closing and prior to the Maturity Date (as defined in the Note), it is discovered that any of the foregoing representations are incorrect or if otherwise required by the Anti-Money Laundering Laws, the Purchaser may undertake reasonable actions to ensure compliance with the Anti-Money Laundering Laws, including but not limited to segregation and/or redemption of the Purchaser's investment in the Company; provided, however, the Purchaser shall not be entitled to disclose any confidential information about the Company or its Subsidiaries except in accordance with Section 7.1.

5.         Representations and Warranties of the Purchaser.

           The Purchaser hereby represents and warrants to the Company as follows (such representations and warranties do not lessen or obviate the representations and warranties of the Company set forth in this Agreement):

5.1        No Shorting.

           Neither the Purchaser nor any of its affiliates or investment partners has engaged in "short sales" of the Common Shares.

5.2        Requisite Power and Authority.

           The Purchaser is duly organized, validly existing and in good standing under the Applicable Laws of its jurisdiction of incorporation and has all necessary power and authority under all provisions of Applicable Law to execute and deliver this Agreement and the Related Agreements and to carry out their provisions. All corporate action on Purchaser's part required for the lawful execution and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Agreement and the Related Agreements will be valid and binding obligations of Purchaser, enforceable in accordance with their terms, except:

                      (a) as limited by Applicable Laws related to bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and

                      (b) as limited by general principles of equity that restrict the availability of equitable and legal remedies.

5.3        Investment Representations and Covenants.

                      (a) The Purchaser is resident in the jurisdiction of the Cayman Islands.

                      (b) The Purchaser is acquiring the Securities for investment only and not with a view to resale or distribution in violation of any securities laws.

                      (c) The Purchaser is not a party to, and is not acting in concert with a person who is party to: (A) an agreement to transfer the Purchaser's legal or beneficial interest in the Securities; or
           (B) an agreement to grant a participating interest in the Securities.

                      (d) As the Securities purchased hereunder are subject to resale restrictions under the Securities Act and the US Securities Act, the Purchaser shall comply with all applicable securities laws concerning any resale of the Securities purchased hereunder and shall consult with his, her or its own legal advisors with respect to such compliance.

                      (e) If required by applicable securities laws, the Purchaser will execute, deliver, file and otherwise assist the Company in filing such reports, undertakings and other documents with respect to the issuance of the Securities as may be required.

                      (f) The Purchaser is purchasing the Securities as principal for its own account and not as a nominee or agent.

                      (g) The Purchaser is an "accredited investor" as such term is defined in Rule 45-501 of the OSC.

                      (h) The Purchaser understands that the Securities are being offered and sold pursuant to an exemption from prospectus and registration requirements contained in the Securities Act based upon the Purchaser's representations contained in this Agreement, including, without limitation, that the Purchaser is an "accredited investor" as such term is defined in Rule 45-501 of the OSC.

                      (i) The Purchaser is an "accredited investor" within the meaning of Regulation D under the US Securities Act.

                      (j) The Purchaser understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the US Securities Act based in part upon the Purchaser's representations contained in this Agreement, including, without limitation, that the Purchaser is an "accredited investor" within the meaning of Regulation D under the US Securities Act.

                      (k) The Purchaser confirms that it has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Note and the Warrant to be purchased by it under this Agreement and the Note Shares and the Warrant Shares acquired by it upon the conversion of the Note and the exercise of the Warrant, respectively. The Purchaser further confirms that it has had an opportunity to ask questions and receive answers from the Company regarding the Company's and its Subsidiaries' business, management and financial affairs and the terms and conditions of the Offering, the Note, the Warrant and the Securities and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to the Purchaser or to which the Purchaser had access.

                      (l) The Purchaser understands that the Securities have not been and will not be registered under the US Securities Act or any applicable state securities laws and that the sale contemplated hereby is being made in reliance on an exemption from registration therefrom.

                      (m) The Purchaser acknowledges that the Purchaser has not purchased the Securities as a result of any general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, television or other forms of telecommunication, including electronic display (such as the Internet), or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

                      (n) The Purchaser has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. The Purchaser must bear the economic risk of its investment in the Securities.

                      (o) By reason of its, or of its management's business and financial experience, the Purchaser has the capacity to evaluate the merits and risks of its investment in the Note, the Warrant and the Securities and to protect its own interests in connection with the transactions contemplated in this Agreement and the Related Agreements.

                      (p) The Purchaser has not entered into any agreement which would entitle any person to a claim against the Company for a brokerage commission, finder's fee or any like payment in respect of the issuance of the Securities.

                      (q) In the event that the Purchaser becomes an "insider" or "control person" of the Company (within the meaning of applicable securities laws) or in the event that a nominee of the Purchaser becomes a director or officer of the Company or any of its Subsidiaries, the Purchaser shall notify the TSX thereof and shall file with the TSX any personal information forms required by reason thereof.

5.4        Legends.

                      (a) The Note shall bear substantially the following legends:

                     "THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS NOTE MAY NOT BE SOLD, TRANSFERRED, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE UNITED STATES OR TO A U.S. PERSON (AS DEFINED IN REGULATION S OF SAID ACT) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE OR SUCH SHARES UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO HEMOSOL CORP. THAT SUCH REGISTRATION IS NOT REQUIRED."; AND

                     "UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS NOTE SHALL NOT TRADE THE NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS NOTE BEFORE [4 MONTHS PLUS ONE DAY FOLLOWING CLOSING]."

                      (b) The Note Shares and the Warrant Shares shall bear legends which shall be in substantially the following form unless no longer applicable at the time of their issuance:

                     "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. THESE SHARES MAY NOT BE SOLD, TRANSFERRED, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE UNITED STATES OR TO A U.S. PERSON (AS DEFINED IN REGULATION S OF SAID ACT) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH SECURITIES ACT AND APPLICABLE STATE LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO HEMOSOL CORP. THAT SUCH REGISTRATION IS NOT REQUIRED.";

                     "UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE SHARES REPRESENTED BY THIS CERTIFICATE SHALL NOT TRADE THE SHARES BEFORE [4 MONTHS PLUS ONE DAY FOLLOWING CLOSING]."; and

                     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON TSX".

                      (c) The Warrant shall bear substantially the following legends:

                     "THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY NOT BE SOLD, TRANSFERRED, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE UNITED STATES OR TO A U.S. PERSON (AS DEFINED IN REGULATION S OF SAID ACT) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS WARRANT OR THE UNDERLYING COMMON SHARES UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO HEMOSOL CORP. THAT SUCH REGISTRATION IS NOT REQUIRED."; and

                     "UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT SHALL NOT TRADE THE WARRANT

                     AND THE COMMON SHARES ISSUABLE UPON THE EXERCISE OF THIS WARRANT BEFORE [4 MONTHS PLUS ONE DAY FOLLOWING CLOSING]."

6.         Covenants of the Company.

           The Company covenants and agrees with the Purchaser as follows:

6.1        Cease Trade Orders.

           The Company will advise the Purchaser, promptly after it receives notice of issuance by the OSC, any provincial securities commission or any other regulatory authority of any cease trade order or of any order preventing or suspending any offering of any securities of the Company, or of the suspension of the qualification of the Common Shares of the Company for offering or sale in any jurisdiction, or the initiation of any proceeding for any such purpose.

6.2        Listing.

           The Company shall promptly secure the listing or quotation of the Common Shares issuable upon conversion of the Note and upon the exercise of the Warrant on the Principal Market (subject to official notice of issuance) and shall maintain such listing or quotation so long as any other Common Shares shall be so listed or quoted. The "PRINCIPAL MARKET" for the Common Shares shall mean the Toronto Stock Exchange (the "TSX") or such other nationally recognized Canadian or US stock exchange or market which is, at the time, the principal trading exchange or market for the Common Shares and over which, at the time, the Note Shares and the Warrant Shares are freely tradeable without restriction under applicable securities laws whether by virtue of registration or otherwise.

6.3        Market Regulations.

           The Company shall notify the OSC, the Principal Market and applicable provincial authorities, in accordance with their requirements, of the transactions contemplated by this Agreement, and shall take all other necessary action and proceedings as may be required and permitted by Applicable Law, for the legal and valid issuance of the Securities to the Purchaser and promptly provide copies thereof to the Purchaser.

6.4        Reporting Requirements.

           The Company will file, on a timely basis, with the OSC all reports required to be filed pursuant to the Securities Act and refrain from terminating its status as an issuer required by the Securities Act to file reports thereunder even if the Securities Act or the rules or regulations thereunder would permit such termination.

6.5        Use of Funds.

           The Company agrees that it will invest the proceeds of the sale of the Note in Hemosol LP and will cause Hemosol LP to use such proceeds for general working capital purposes (it being understood and agreed that no portion of such proceeds will be used for the purposes of further developing, testing, exploiting or otherwise enhancing the value of the Company's HEMOLINKTM product), except in accordance with Section 6.12(h).

6.6        Access to Facilities.

           Each of the Company and its Subsidiaries will permit any representatives designated by the Purchaser (or any successor of the Purchaser), upon reasonable notice and during normal business hours, at such person's expense and accompanied by a representative of the Company, to:

                      (a) visit and inspect any of the properties of the Company or any of its Subsidiaries;

                      (b) examine the corporate and financial records of the Company or any of its Subsidiaries (unless such examination is not permitted by Applicable Law or by contract) and make copies thereof or extracts therefrom; and

                      (c) discuss the affairs, finances and accounts of the Company or any of its Subsidiaries with the directors, officers and independent accountants of the Company or any of its Subsidiaries.

Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries will provide any information to the Purchaser unless the Purchaser signs a confidentiality agreement and otherwise complies with applicable securities laws.

6.7        Taxes.

           Each of the Company and its Subsidiaries will promptly pay and discharge, or cause to be paid and discharged, when due and payable, all lawful taxes, assessments and governmental charges or levies imposed upon the income, profits, property or business of the Company and its Subsidiaries; provided, however, that any such tax, assessment, charge or levy need not be paid if the validity thereof is being contested in good faith by appropriate proceedings and if the Company and/or such Subsidiary shall have set aside on its books adequate reserves with respect thereto.

6.8        Insurance.

           Each of the Company and its Subsidiaries will keep its assets which are of an insurable character insured by financially sound and reputable insurers against loss or damage by fire, explosion and other risks customarily insured against by companies in similar business similarly situated as the Company and its Subsidiaries; and the Company and its Subsidiaries will maintain, with financially sound and reputable insurers, insurance against other hazards and risks and liability to persons and property to the extent and in the manner which the Company reasonably believes is customary for companies in similar business similarly situated as the Company and its Subsidiaries and to the extent available on commercially reasonable terms, including, without limiting the foregoing, the hazards of fire, flood, sprinkler leakage, those hazards covered by extended coverage insurance and such other hazards, and for such amounts, as is customary in the case of companies engaged in businesses similar to the Company's or the respective Subsidiary's including business interruption insurance, public and product liability insurance against claims for personal injury, death or property damage suffered by others and such worker's compensation or similar insurance as may be required under any Applicable Law in which the Company or the respective Subsidiary is engaged in business. The Company and each of its Subsidiaries will, on or prior to the Closing Date, cause the Purchaser to be named as "second loss payee" or "additional insured" on all of the policies of insurance relating to the assets pledged to the Purchaser as security for its obligations hereunder and under the Related Agreements. The Company shall furnish the Purchaser, upon request, with
(x) copies of all policies and evidence of the maintenance of such policies at least thirty (30) days before any expiration date, (y) other than in the case of the Company's workers' compensation policy, endorsements to such policies naming the Purchaser as "second loss payee" or "additional insured" and appropriate loss payable endorsements in form and substance satisfactory to Purchaser, naming the Purchaser as loss payee, and (z) evidence that as to Purchaser the insurance coverage shall not be impaired or invalidated by any act or neglect of the Company or any Subsidiary and the insurer will provide the Purchaser with at least thirty (30) days notice prior to cancellation. The Company and each Subsidiary shall, on or prior to the Closing Date, instruct the insurance carriers that in the event of any loss thereunder, the carriers shall make payment for such loss to the Company and/or the Subsidiary, the "first loss payee" and the Purchaser severally, but not jointly, in accordance with the provisions of any intercreditor arrangement between the "first loss payee" and the Purchaser. In the event that as of the date of receipt of each loss recovery upon any such insurance, the Purchaser has not declared an event of default with respect to this Agreement or any of the Related Agreements and subject to the right of the "first loss payee", the Company and/or such Subsidiary shall be permitted to direct the application of any such loss recovery proceeds toward investment in property, plant and equipment that would comprise "Collateral" secured by the Purchaser's security interest pursuant to its security agreement, with any surplus funds to be applied toward payment of the obligations of the Company to the Purchaser. In the event that the Purchaser has properly declared an event of default with respect to this Agreement or any of the Related Agreements and subject to the provisions of any intercreditor arrangement between the "first loss payee" and the Purchaser, all loss recoveries received by Purchaser upon any such insurance thereafter may be applied to the obligations of the Company hereunder and under the Related Agreement in such order as the Purchaser may determine. Any surplus (following satisfaction of all the Company's obligations to the Purchaser) shall be paid by the Purchaser to the Company or applied as may be otherwise required by Applicable Law or by the provisions of any intercreditor arrangement between the "first loss payee" and the Purchaser. Any deficiency thereon shall be paid by the Company or the Subsidiary, as applicable, to the Purchaser, on demand.

6.9        Intellectual Property.

           Each of the Company and its Subsidiaries shall maintain in full force and effect its existence, rights and franchises and all licenses and other rights to use Intellectual Property owned or possessed by it and reasonably deemed to be necessary to the conduct of its business.

6.10       Properties.

           Each of the Company and its Subsidiaries will keep its properties in good repair, working order and condition, reasonable wear and tear excepted, and from time to time make all proper repairs, renewals, replacements, additions and improvements thereto as are reasonably required to conduct its business; and each of the Company and its Subsidiaries will at all times comply with each provision of all leases to which it is a party or under which it occupies property if the breach of such provision could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.11       Confidentiality.

           The Company agrees that it will not disclose, and will not include in any public announcement, the name of the Purchaser, unless expressly agreed to by the Purchaser or unless and until such disclosure is required by Applicable Law, and then only to the extent of such requirement. Notwithstanding the foregoing, the Company may disclose the Purchaser's identity and the terms of this Agreement to its accountants, lawyers, investment bankers and financial advisors from time to time and to its current and prospective debt and equity financing sources.

6.12       Required Approvals.

           For so long as twenty-five percent (25%) of the principal amount of the Note is outstanding, the Company, without the prior written consent of the Purchaser, shall not, and shall not permit any of its Subsidiaries to:

                      (a) (i) directly or indirectly declare or pay any dividends, other than dividends paid to the Company or any of its wholly-owned Subsidiaries, (ii) issue any preferred stock that is mandatorily redeemable prior to the one year anniversary of the maturity date of the Note, (iii) redeem any of its preferred stock or other equity interests, or (iv) create and issue debt securities convertible into Common Shares;

                      (b) liquidate, dissolve or effect a material reorganization (it being understood that in no event shall the Company dissolve, liquidate or merge with any other person or entity (unless the Company is the surviving entity), except for reorganizations to monetize tax losses of the Company or its Subsidiaries where these reorganizations in no way adversely affect the right of, and obligations owed to, the Purchaser under this Agreement or any Related Agreement and do not in any way impair the security granted by the Company and its Subsidiary, Hemosol LP, to and in favour of the Purchaser under the Master Security Agreement;

                      (c) become subject to (including, without limitation, by way of amendment to or modification of) any agreement or instrument which by its terms would (under any circumstances) restrict the Company's or any of its Subsidiaries' right to perform the provisions of this Agreement, any Related Agreement or any of the agreements contemplated hereby or thereby;

                      (d) materially alter or change the scope of the business of the Company and its Subsidiaries taken as a whole, which (for greater certainty) is currently the development and manufacture of blood-related products and the utilization of the facilities of the Company and its Subsidiaries for such purpose and ancillary contract manufacturing;

                      (e) (i) create, incur, assume or suffer to exist any indebtedness (exclusive of trade debt and debt incurred in the normal course of business to finance the purchase of equipment (not in excess of five percent (5%) of the fair market value of the Company's and its Subsidiaries' assets)) whether secured or unsecured other than (w) the Company's indebtedness to the Purchaser, (x) indebtedness set forth in Section 6.12(e) of the Disclosure Letter and any refinancings or replacements thereof on terms no more adverse to the interests of the Purchaser than the indebtedness being refinanced or replaced, (y) any debt incurred in connection with the purchase of assets in the ordinary course of business or any refinancings or replacements thereof on terms no more adverse to the interests of the Purchaser than the indebtedness being refinanced or replaced, or (z) any debt incurred pursuant to and in accordance with the provisions of the license agreement dated June 1, 2004 between Prometic Biosciences Inc. and Hemosol LP, as amended or restated on or prior to the Closing Date or as subsequently amended or restated with the prior written consent of the Purchaser; (ii) cancel any debt owing to it in excess of US$50,000 in the aggregate during any 12 month period; (iii) assume, guarantee, endorse or otherwise become directly or contingently liable in connection with any obligations of any other Person, except the endorsement of negotiable instruments by the Company for deposit or collection or similar transactions in the ordinary course of business or guarantees of indebtedness otherwise permitted to be outstanding pursuant to this clause (e);

                      (f) create or acquire any Subsidiary after the date hereof unless (i) such Subsidiary is a wholly-owned Subsidiary of the Company or Hemosol LP and (ii) such Subsidiary becomes a party to the Master Security Agreement and the Subsidiary Guarantee (either by executing a counterpart thereof or an assumption or joinder agreement in respect thereof) and, to the extent required by the Purchaser, satisfies each condition of this Agreement and the Related Agreements as if such person or entity were a Subsidiary on the Closing Date;

                      (g) advance or contribute funds to, or guarantee the indebtedness of, or provide security for the benefit of, or transfer any of its properties or assets or the properties or assets of its Subsidiary, Hemosol LP, to any of its Subsidiaries (other than Hemosol LP);

                      (h) (i) make any expenditure or otherwise devote any resources to the further development, testing, exploitation or other enhancement of the value of or (ii) dispose of, grant any participation interest in or grant any rights in relation to, its HEMOLINKTM product unless the Purchaser is first granted security over all of the Company's rights thereto and other properties and other assets related thereto on substantially the same terms and conditions as those of the Master Security Agreement (with all consents required for such granting of security having been previously obtained); and

                      (i) issue or grant to MDS, Inc., ProMetic Biosciences Inc. or any of their affiliates any warrants to acquire, in the aggregate, greater than 5% of the issued and outstanding Common Shares, on a non-diluted basis, immediately following the Closing Date as "sweeteners" or consideration for, or otherwise for the purposes of enhancing the value of, a transaction.

6.13       Reissuance of Securities.

           The Company agrees to reissue certificates representing the Securities without the legends set forth in Section 5.4 above at such time as the holder thereof is permitted to dispose of such Securities pursuant to Rule

45-102 of the OSC, in the case of the Canadian securities legend(s), or pursuant to Rule 144(d) or 144(k) of the US Securities Act, in the case of the US Securities Act legend.

The Company agrees to cooperate with the Purchaser in connection with all resales pursuant to Rule 45-102, Rule 144(d) or Rule 144(k) and to provide such legal opinions as are required by applicable securities laws, the Principal Market or the Company's transfer agent to allow such resales, provided the Company and its counsel receive reasonably requested representations from the selling Purchaser and broker, if any.

6.14       Opinion.

           On the Closing Date, the Company will deliver to the Purchaser an opinion acceptable to the Purchaser from the Company's external Canadian legal counsel addressing the opinion matters identified in Exhibit D attached hereto. The Company will provide, at the Company's expense, such other legal opinions in the future as are required by applicable securities laws, the Principal Market or the Company's transfer agent (and acceptable to the Purchaser) in connection with the conversion of the Note and exercise of the Warrant.

6.15       Financing Right of First Refusal.

                      (a) The Company hereby grants to the Purchaser a right of first refusal to provide any Additional Financing (as defined below) to be issued by the Company and/or any of its Subsidiaries, subject to the following terms and conditions. From and after the date hereof, prior to the sale, issuance or other incurrence of any additional debt securities convertible into equity securities of the Company or any of its Subsidiaries (an "ADDITIONAL FINANCING"), the Company and/or any Subsidiary of the Company, as the case may be, shall notify the Purchaser of its intention to enter into such Additional Financing. In connection therewith, the Company shall submit a term sheet (a "PROPOSED TERM SHEET") to the Purchaser setting forth the terms, conditions and pricing of any such Additional Financing (such financing to be negotiated on "arm's length" terms and the terms thereof to be negotiated in good faith) proposed to be entered into by the Company and/or such Subsidiary. The Purchaser shall have the right, but not the obligation, to deliver its own proposed term sheet (the "PURCHASER TERM SHEET") setting forth the terms and conditions upon which Purchaser would be willing to provide such Additional Financing to the Company and/or such Subsidiary. The Purchaser shall deliver such Purchaser Term Sheet within seven (7) business days of receipt of the Proposed Term Sheet. If the provisions of the Purchaser Term Sheet are at least as favourable to the Company and/or such Subsidiary, as the case may be, as the provisions of the Proposed Term Sheet, the Company and/or such Subsidiary and the Purchaser shall enter into and consummate the Additional Financing transaction outlined in the Purchaser Term Sheet unless the Company, in its sole discretion, elects not to pursue the Additional Financing. If the Purchaser does not deliver the Purchaser Term Sheet within the prescribed period or if the provisions of the Purchaser Term Sheet are not at least as favourable to the Company and/or such Subsidiary as the provisions of the Proposed Term Sheet, the Company and/or such Subsidiary may proceed with the transaction contemplated by the Proposed Term Sheet, provided that said transaction is completed within 60 days of the termination of the period prescribed for the delivery of the Purchaser Term Sheet and provided further that said transaction is completed on terms superior to those contained in the Purchaser Term Sheet having regard to the actual cost of capital as well as other strategic benefits such as analyst coverage, distribution or other important relationships.

                      (b) The Company will not, and will not permit its Subsidiaries to, agree, directly or indirectly, to any restriction with any person or entity which limits the ability of the Purchaser to consummate an Additional Financing with the Company or any of its Subsidiaries.

7.         Covenants of the Purchaser.

           The Purchaser covenants and agrees with the Company as follows:

7.1        Confidentiality.

           The Purchaser agrees that it will not disclose, and will not include in any public announcement, the name of the Company, unless expressly agreed to by the Company or unless and until such disclosure is required by Applicable Law, and then only to the extent of such requirement.

7.2        Non-Public Information.

           The Purchaser agrees not to effect any sales in the Company's Common Shares while in possession of material, non-public information regarding the Company if such sales would violate applicable securities law.

7.3        Shorting.

           Neither the Purchaser nor any of its Subsidiaries or their respective affiliates or investment partners will or will cause any person or entity to engage in "short sales" of the Common Shares so long as the Note shall be outstanding.

8.         Covenants of the Company and Purchaser Regarding Indemnification.

8.1        Company Indemnification.

           The Company agrees to indemnify, hold harmless, reimburse and defend the Purchaser, each of the Purchaser's officers, directors, agents, affiliates, control persons, and principal shareholders, against any claim, cost, expense, liability, obligation, loss or damage (including reasonable legal fees) of any nature, incurred by or imposed upon the Purchaser which results, arises out of or is based upon: (i) any breach of any representation or warranty by the Company or any of its Subsidiaries in this Agreement, any other Related Agreement or in any exhibits or schedules attached hereto or thereto; or (ii) any breach or default in performance by Company or any of its Subsidiaries of any covenant or undertaking to be performed by Company or any of its Subsidiaries hereunder, under any other Related Agreement or any other agreement entered into by the Company and/or any of its Subsidiaries and Purchaser relating hereto or thereto.

8.2        Purchaser's Indemnification.

           The Purchaser agrees to indemnify, hold harmless, reimburse and defend the Company and each of the Company's officers, directors, agents, affiliates, control persons and principal shareholders, at all times against any claim, cost, expense, liability, obligation, loss or damage (including reasonable legal fees) of any nature, incurred by or imposed upon the Company which results, arises out of or is based upon: (i) any breach of any representation or warranty by Purchaser in this Agreement or in any exhibits or schedules attached hereto or any Related Agreement; or (ii) any breach or default in performance by Purchaser of any covenant or undertaking to be performed by Purchaser hereunder, or any other agreement entered into by the Company and Purchaser relating hereto.

9.         Conversion of Convertible Note.

9.1        Mechanics of Conversion.

                      (a) Upon the conversion of the Note or part thereof, the Company shall, at its own cost and expense, take all necessary action (including the issuance of an opinion of counsel reasonably acceptable to the Purchaser if required by applicable securities laws, the Principal Market or the Company's transfer agent) to assure that the Company's transfer agent shall issue the Company's Common Shares in the name of the Purchaser (or its nominee) or such other persons as designated by the Purchaser in accordance with Section 9.1(b) hereof and in such denominations to be specified representing the number of Note Shares issuable upon such conversion. The Company warrants that no instructions other than these instructions have been or will be given to the transfer agent of the Company's Common Shares and that after 4 months and a day from the Closing Date, the Note Shares issued upon conversion of the Note will be freely transferable under the securities laws of the Province of Ontario, provided that the Company is and has been a reporting issuer in Ontario for the four months immediately preceding the trade, no unusual effort is made to prepare the market or to create a demand for the Note Shares, no extraordinary commission or consideration is paid to a person or company in respect of the trade and the Purchaser has no reasonable grounds to believe that the Company is in default of securities legislation) and will not contain a legend restricting their resale or transferability under such securities laws.

                      (b) The Purchaser will give notice of its decision to exercise its right to convert the Note or part thereof by telecopying or delivering an executed and completed notice of the principal amount to be converted to the Company (the "NOTICE OF CONVERSION"). The Purchaser will not be required to surrender the Note until the Purchaser receives a credit to the account of the Purchaser's prime broker through the DWAC System (as defined below) representing the Note Shares or until the Note has been fully satisfied. Each date (i) on which a Notice of Conversion is telecopied or delivered to the Company and deemed effectively received by the Company in accordance with the provisions of Section 11.9 or (ii) on which the Company requires the Purchaser, by notice in writing deemed effectively received by the Purchaser in accordance with the provisions of
           Section 11.9, to convert all or any part of the Note under the mandatory conversion provisions thereof shall be deemed a "CONVERSION DATE". Pursuant to the terms of the Notice of Conversion or the notice of the Company under the mandatory conversion provisions of the Note, the Company will issue instructions to the transfer agent (accompanied by an opinion of counsel if required by applicable securities laws, the Principal Market or the Company's transfer agent) within three (3) business days of the Conversion Date and shall cause the transfer agent within three (3) business days of the Conversion Date to transmit the certificates representing the Note Shares to the Holder by crediting the account of the Holder's designated broker with the Depository Trust Corporation ("DTC") through its Deposit Withdrawal Agent Commission ("DWAC") system plus, in lieu of any fractional share to which such Holder would otherwise be entitled, cash equal to such fraction multiplied by the then Fair Market Value of one full share, together with any other stock or other securities and property (including cash, where applicable) to which such Holder is entitled upon such conversion.

                      (c) The Company understands that a delay in the delivery of the Note Shares in the form required pursuant to Section 9 hereof beyond the period prescribed by Section 9(b) (the last day of that period being referred to herein as the "DELIVERY DATE") could result in economic loss to the Purchaser. In the event that the Company fails to direct its transfer agent to deliver the Note Shares to the Purchaser and the Note Shares are not delivered to the Purchaser via the DWAC system by the Delivery Date, as compensation to the Purchaser for such loss, the Company agrees to pay late payments to the Purchaser for late issuance of the Note Shares in the form required pursuant to Section 9 hereof upon conversion of the Note in the amount equal to the greater of: (i) US$500 per business day after the Delivery Date; or (ii) the Purchaser's actual damages from such delayed delivery. Notwithstanding the foregoing, the Company will not owe the Purchaser any late payments if the delay in the delivery of the Note Shares beyond the Delivery Date is solely out of the control of the Company and the Company is actively trying to cure the cause of the delay. The Company shall pay any payments incurred under this
           Section in immediately available funds upon demand and, in the case of actual damages, accompanied by reasonable documentation of the amount of such damages. Such documentation shall show the number of Common Shares the Purchaser is forced to purchase (in an open market transaction) which the Purchaser anticipated receiving upon such conversion, and shall be calculated as the amount by which (A) the Purchaser's total purchase price (including customary brokerage commissions, if any) for the Common Shares so purchased exceeds (B) the aggregate principal and/or interest amount of the Note, for which such Conversion Notice was not timely honored.

Nothing contained herein or in any document referred to herein or delivered in connection herewith shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by Applicable Law. In the event that the rate of interest or dividends required to be paid or other charges hereunder exceed the maximum amount permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to a Purchaser and thus refunded to the Company.

10.        Offering Restrictions.

           Neither the Company nor any of its Subsidiaries will, prior to the full repayment or conversion of the Note (together with all accrued and unpaid interest thereon and other amounts accrued, deemed payable or owing thereunder),
(x) enter into any equity line of credit agreement or similar agreement or (y) issue or enter into any agreement to issue any freely tradeable securities with exercise or conversion rates or pricing terms subject to downward adjustment from time to time following issuance upon a decline in the market price of the Company's Common Shares (it being understood and agreed that a security which could, by exercise or conversion, by agreement to qualify by way of prospectus or registration or by other means, become freely tradeable will be considered a freely tradeable security for the purposes hereof).

11.        Miscellaneous.

11.1       Governing Law.

THIS AGREEMENT AND EACH RELATED AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS. ANY ACTION BROUGHT BY EITHER PARTY AGAINST THE OTHER CONCERNING THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND EACH RELATED AGREEMENT SHALL BE BROUGHT ONLY IN THE STATE COURTS OF NEW YORK OR IN THE FEDERAL COURTS LOCATED IN THE STATE OF NEW YORK. BOTH PARTIES AND THE INDIVIDUALS EXECUTING THIS AGREEMENT AND THE RELATED AGREEMENTS ON BEHALF OF THE COMPANY AGREE TO SUBMIT TO THE JURISDICTION OF SUCH COURTS AND WAIVE TRIAL BY JURY. IN THE EVENT THAT ANY PROVISION OF THIS AGREEMENT OR ANY RELATED AGREEMENT DELIVERED IN CONNECTION HEREWITH IS INVALID OR UNENFORCEABLE UNDER ANY APPLICABLE STATUTE OR RULE OF LAW, THEN SUCH PROVISION SHALL BE DEEMED INOPERATIVE TO THE EXTENT THAT IT MAY CONFLICT THEREWITH AND SHALL BE DEEMED MODIFIED TO CONFORM WITH SUCH STATUTE OR RULE OF LAW. ANY SUCH PROVISION WHICH MAY PROVE INVALID OR UNENFORCEABLE UNDER ANY SUCH LAWS SHALL NOT AFFECT THE VALIDITY OR ENFORCEABILITY OF ANY OTHER PROVISION OF THIS AGREEMENT OR ANY RELATED AGREEMENT. NOTHING CONTAINED HEREIN SHALL BE DEEMED OR OPERATE TO PRECLUDE THE PURCHASER FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION AGAINST THE COMPANY IN ANY OTHER JURISDICTION TO COLLECT ON THE COMPANY'S OBLIGATIONS TO THE PURCHASER, OR TO ENFORCE A JUDGMENT OR OTHER COURT RULING IN FAVOUR OF THE PURCHASER.

11.2       Judgment Currency.

                      (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this paragraph 11.2 referred to as the "JUDGMENT CURRENCY") an amount due in US dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

                      (i) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

                      (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this paragraph 11.2(a)(ii) being hereinafter referred to as the "JUDGMENT CONVERSION DATE").

                      (b) If in the case of any proceeding in the court of any jurisdiction referred to in paragraph 11.2(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

                      (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

11.3       Survival.

           The representations, warranties, covenants and agreements made herein shall survive any investigation made by the Purchaser and the closing of the transactions contemplated hereby until such time as the Note is paid in full. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of the Company pursuant hereto in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Company hereunder solely as of the date of such certificate or instrument.

11.4       Successors.

           Except as otherwise expressly provided herein, the provisions hereof shall enure to the benefit of, and be binding upon, the successors, heirs, executors and administrators of the parties hereto and shall enure to the benefit of and be enforceable by each person who shall be a holder of the Securities from time to time, other than the holders of Warrants, Note Shares or Warrant Shares which have been sold by the Purchaser pursuant to Rule 45-102 of the Securities Act, Rule 144 of the US Securities Act or other resale restriction provisions of applicable securities laws. The Purchaser may not assign its rights hereunder except with the prior written consent of the Company.

11.5       Entire Agreement.

           This Agreement, the Related Agreements, the exhibits and schedules hereto and thereto and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

11.6       Severability.

           In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

11.7       Amendment and Waiver.

                      (a) This Agreement may be amended or modified only upon the written consent of the Company and the Purchaser.

                      (b) The obligations of the Company and the rights of the Purchaser under this Agreement may be waived only with the written consent of the Purchaser.

                      (c) The obligations of the Purchaser and the rights of the Company under this Agreement may be waived only with the written consent of the Company.

11.8       Delays or Omissions.

           It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement or the Related Agreements, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. All remedies, either under this Agreement or the Related Agreements, by law or otherwise afforded to any party, shall be cumulative and not alternative.

11.9       Notices.

           All notices required or permitted hereunder shall be in writing and shall be deemed effectively given:

                      (a) upon personal delivery to the party to be notified;

                      (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day; or

                      (c) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

All communications shall be sent as follows:

           If to the Company, to:        Hemosol Corp.
                                         2585 Meadowpine Boulevard
                                         Mississauga, Ontario
                                         L5N 8H9

                                         Attention: President and
                                                    Chief Executive Officer
                                         Facsimile:905-286-6300
                     with a copy to:     Davies Ward Phillips & Vineberg LLP
                                         1 First Canadian Place, 44th Floor
                                         Toronto, Ontario
                                         M5X 1B1

                                         Attention:Arthur Shiff and Peter Hong
                                         Facsimile:416-863-0871

           If to the Purchaser, to:      Laurus Master Fund, Ltd.
                                         c/o M&C Corporate Services Limited
                                         P.O.  Box 309 GT
                                         Ugland House George Town
                                         South Church Street
                                         Grand Cayman, Cayman Islands

                                         Facsimile:  345-949-8080

                     With a copy to:     John E.  Tucker, Esq.
                                         825 Third Avenue
                                         14th Floor
                                         New York, NY 10022

                                         Facsimile:212-541-4434

or at such other address as the Company or the Purchaser may designate by written notice to the other parties hereto given in accordance herewith.

11.10      Legal Fees.

           In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including, without limitation, such reasonable fees and expenses of lawyers and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

11.11      Titles and Subtitles.

           The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

11.12      Facsimile Signatures; Counterparts.

           This Agreement may be executed by facsimile signatures and in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

11.13      Broker's Fees.

           Except as set forth in Section 11.13 of the Disclosure Letter, each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this Section 11.13 being untrue.

11.14      Construction.

           Each party acknowledges that its legal counsel participated in the preparation of this Agreement and the Related Agreements and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Agreement to favour any party against the other.

11.15      Termination.

           This Agreement shall terminate on the day on which the Note has been repaid in full.


            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

           IN WITNESS WHEREOF, the parties hereto have executed the SECURITIES PURCHASE AGREEMENT as of the date set forth in the first paragraph hereof.



COMPANY                                         PURCHASER
HEMOSOL CORP.                                   LAURUS MASTER FUND, LTD.

By:    (signed) Lee Hartwell                    By:    (signed) Eugene Grin
       -------------------------------------           -------------------------

Name:  Lee Hartwell                             Name:  Eugene Grin
       -------------------------------------           -------------------------

Title: President and Chief Executive Officer    Title: Managing Partner
       -------------------------------------           -------------------------




Tor #: 1515827.1

                                    EXHIBIT A

                            FORM OF CONVERTIBLE NOTE

                                    EXHIBIT B

                                 FORM OF WARRANT

                                    EXHIBIT C

                            FORM OF ESCROW AGREEMENT

                                    EXHIBIT D
                                 OPINION MATTERS

1. The Issuer is a corporation validly existing under the Business Corporations Act (Ontario).

2. The Guarantor is a valid and subsisting limited partnership under Applicable Law.

3. The Issuer has all necessary corporate power and capacity to carry on its business, to own its properties and assets and to execute and deliver each of the Documents to which it is a party and to perform its obligations thereunder.

4. The General Partner, on behalf of the Guarantor, has all necessary corporate power and capacity to carry on its business, to own its properties and assets and to execute and deliver each of the Documents to which it is a party in such capacity and to perform its obligations thereunder.

5. All necessary corporate action has been taken by the Issuer to authorize the execution and delivery of each of the Documents to which it is a party and the performance of its obligations thereunder.

6. All necessary corporate action has been taken by the General Partner for and on behalf of the Guarantor, to authorize (i) the execution and delivery of each of the Documents to which it is a party, (ii) the performance of its obligations thereunder and (iii) the issue and sale of the Note and the Warrant and the issue of the Common Shares issuable upon the conversion of the Note and the exercise of the Warrant.

7. The execution and delivery by each Obligor of each of the Documents to which it is a party and the performance of its obligations thereunder do not contravene, conflict with, result in a breach of or constitute a default under
(i) any of the constating documents, by-laws or, in the case of the Guarantor only, the Limited Partnership Agreement, applicable to such Obligor, (ii) any Applicable Law or (iii) to our knowledge, any judgment, decree, order or award of any court of the Province of Ontario binding upon any Obligor.

8. Each of the Documents has been duly executed, and to the extent Applicable Law applies, has been delivered, by each Obligor party thereto in accordance with Applicable Law.

9. Each of the Ontario Documents constitutes a legal, valid and binding obligation of each Obligor party thereto, enforceable against such Obligor by Laurus in accordance with its terms.

10. Upon the due conversion of the Note and the due exercise of the Warrant in accordance with their respective terms and conditions, the Common Shares issued by the Issuer will be validly issued as fully paid and non-assessable Common Shares.

11. The issue, sale and delivery of the Note and the Warrant in accordance with and pursuant to the SPA are exempt from the prospectus requirements of the OSA and no further documents are required to be filed, proceedings taken or approvals, permits, orders, consents or authorizations obtained under the OSA to permit such issue and sale of the Note and the Warrant to Laurus. We note that the Issuer is required to file with the OSC, within 10 days of such issuance and sale, a report on Form 45-501F1 prepared and executed in accordance with Rule 45-501 and accompanied by any prescribed fees.

12. To our knowledge, the sale of the Note and the subsequent conversion of the
Note into Note Shares are not subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with. To our knowledge, the sale of the Warrant and the subsequent exercise of the Warrant for Warrant Shares are not subject to any preemptive rights or, to such counsel's knowledge, rights of first refusal that have not been properly waived or complied with.

13. To our knowledge, there is no action, suit, proceeding or investigation pending or currently threatened against an Obligor that would prevent such Obligor from entering into any of the Documents to which it is a party, or to consummate the transactions contemplated thereby. To our knowledge, the Issuer is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality of the Province of Ontario or of Canada.

14. The Security Agreement creates in favour of Laurus a valid security interest under the PPSA in all right, title and interest of the relevant Obligor in and to the collateral described in the Security Agreement to which the PPSA is applicable.

15. The security interest created under the Security Agreement in the right, title and interest of the relevant Obligor in and to the collateral described therein, to the extent capable of perfection by registration under the PPSA, has been duly perfected by the filing of a financing statement under the PPSA.

16. The authorized capital of the Guarantor consists of o limited partnership units. o limited partnership units of the Guarantor are registered in the limited partnership registry of the Guarantor in the name of the Issuer.

17. The Charge has been accepted for registration on March o, 2005 as instrument no. [INSERT DETAILS] in the Land Titles Office for the Region of Peel (No. 43). The Charge constitutes a good and valid fixed and specific mortgage and charge of the Meadowpine Property in favour of Laurus.

                FIRST AMENDMENT TO AMENDED AND RESTATED GUARANTEE



           THIS AGREEMENT made as of the 8th day of April, 2005



BETWEEN:

                                       MDS INC.

                                                         OF THE FIRST PART

                                       - and -


                                       THE BANK OF NOVA SCOTIA

                                                         OF THE SECOND PART

RECITALS:

           WHEREAS pursuant to an amended and restated guarantee dated as of March 31, 2005 (the "Guarantee") MDS Inc. did guarantee, in favour of The Bank of Nova Scotia certain indebtedness, liabilities and obligations of Hemosol LP;

           AND WHEREAS parties have agreed to amend the date prior to which the Guarantee may not be terminated.

           NOW THEREFORE for good and valuable consideration including the sum of two dollars ($2.00) paid by each party hereto to each other party hereto, the parties hereto agree as follows:

           1. The initial paragraph of the Guarantee is hereby amended by inserting the word and hyphen "non-" immediately prior to the word "revolving" appearing in the third line thereof (such that the definition of the Credit Facility refers to a non-revolving credit facility)".

           2. Paragraph 13 of the Guarantee is hereby amended by deleting the words and numbers "June 20, 2005" and replacing them with "June 20, 2007".

           3.         Paragraph 7 of the Guarantee is hereby amended as follows:

                      (i) clause (d) of Paragraph 7 is amended by inserting the words "or intellectual property" immediately after the word "assets" appearing in the first line thereof and by deleting the word "or" appearing immediately after the semicolon at the end of clause (d);

                      (ii) clause (e) of Paragraph 7 is amended by adding a semicolon and word "; or" at the end of clause (e);

                      (iii)      adding clause (f) to Paragraph 7 as follows:
                                 "consent to any merger, acquisition or
                                 amalgamation involving the Customer, or Change of Control or change in the Customer's line of business. `Change of Control' herein means the direct or indirect acquisition by any person or company or group of persons or companies acting jointly or in concert of voting or equity securities of the Customer or Hemosol Corp. which, when aggregated with the Customer's or Hemosol Corp.'s, as applicable, voting or equity securities beneficially owned, controlled or directed by such person, company or group of persons or companies constitutes, in the aggregate, 20% or more of the outstanding voting or equity securities of the Customer or Hemosol Corp., as the case may be".

           4. MDS Inc. confirms and agrees that the Guarantee shall remain in full force and effect notwithstanding that the terms and conditions contained in section 2.1(b) of the Subscription Agreement dated as of April 8, 2005 made among Hemosol Corp., Hemosol LP and MDS Inc. have not been partially or completely fulfilled, complied with or completed to the satisfaction of MDS Inc. and that any such non-fulfillment, non-compliance or non-completion shall not be a defence to a claim under the Guarantee regardless of the reason therefor.

           5. Except as expressly amended pursuant to this First Amendment to Amended and Restated Guarantee, the Guarantee shall remain in full force and effect and is hereby confirmed without modification and the Guarantee, together with this amending letter, constitutes the entire agreement of the parties hereto with respect to the subject matter therein and herein contained. This First Amendment to Amended and Restated Guarantee may be executed in one or more counterparts each of which shall be deemed an original and all of which when taken together shall constitute one and the same instrument. This First Amendment to Amended and Restated Guarantee shall be effective as of April 8, 2005.



[Signature page follows]

           IN WITNESS WHEREOF the parties hereto have executed this First Amendment to Amended and Restated Guarantee.




                                    MDS INC.

                                    Per: (signed) Peter Brent
                                         --------------------------------------
                                         Name: Peter Brent
                                         Title: Senior VP & General Counsel


AGREED TO AND ACCEPTED BY:

                                    THE BANK OF NOVA SCOTIA

                                    Per: (signed) Byron Kwan
                                         --------------------------------------
                                         Name: Byron Kwan
                                         Title: Director


                                    HEMOSOL LP
                                    by its general partner
                                    HEMOSOL CORP.

                                    Per: (signed) Lee Hartwell
                                         --------------------------------------
                                         Name: Lee Hartwell
                                         Title: President and Chief
                                                Executive Officer

                             SUBSCRIPTION AGREEMENT

                  THIS AGREEMENT is made as of the 8th day of April, 2005.

BETWEEN:

                  HEMOSOL CORP., a corporation governed by the laws of Ontario

                  (the "Corporation")

                                  - and -

                  HEMOSOL LP, a limited partnership formed under the laws of the Province of Ontario, by its general partner HEMOSOL CORP.

                  (the "Partnership")

                                  - and -

                  MDS INC., a corporation governed by the laws of Canada

                  ("MDS")

RECITALS:

A. The Parties have entered into a memorandum of understanding dated March 30, 2005 (the "MOU") pursuant to which MDS has agreed to extend the term of a guarantee in respect of certain indebtedness of the Partnership in return for, among other things, the Corporation (i) issuing to MDS warrants of the Corporation to purchase two million, seven hundred and fifty thousand (2,750,000) common shares in the capital of the Corporation at an exercise price equal to the lesser of the "market price" (as defined in Part VI of the Toronto Stock Exchange Corporation Manual) per Common Share at March 30, 2005 and the exercise price of any warrant to be issued by the Corporation as part of the Offering (as defined below), in each case subject to adjustment in accordance with the terms and conditions of the warrants, (ii) granting to MDS certain registration and sale participation rights with respect to the sale by MDS of common shares and warrants to purchase common shares in the capital of the Corporation held by MDS (the "Registration Rights"), and (iii) agreeing to a debt reduction covenant in respect of the proceeds of future financings and certain other ongoing covenants and obligations (the "Additional Covenants").

B. The Corporation and MDS shall, concurrently with the closing of the transactions contemplated by this Agreement, enter into a registration rights and sale participation agreement on the date hereof, substantially in the form of the registration rights agreement attached hereto as Schedule B hereto, to govern the Registration Rights (the "Registration Rights Agreement").

C. The Parties desire to enter into this Agreement to, among other things, govern the issue of the warrants referred to in paragraph A above by the Corporation to MDS and to provide for the Additional Covenants.

           NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties hereto agree as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1        Definitions

           In this Agreement,

(a) "Agreement" means this agreement and all schedules, if any, attached to this agreement, in each case as they may be supplemented or amended from time to time, and the expressions "hereof, "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Agreement, and unless otherwise indicated, references to Articles, Sections and Subsections are to the specified Articles, Sections and Subsections in this Agreement.

(b) "Applicable Laws" means all present laws, statutes, regulations, treaties, judgments and decrees in relation to an entity, and all requirements, requests, official directives, consents, approvals, authorizations, guidelines, rules, orders and policies of any governmental or regulatory authority applicable to the entity in a jurisdiction in which (i) it is organized or incorporated; (ii) its assets are located; and/or (iii) it conducts business.

(c)        "Approvals" has the meaning provided in Subsection 5.1(a).

(d) "Board of Directors" means the board of directors of the Corporation as duly elected or appointed from time to time.

(e)        "Business Day" means any day except a (i) Saturday, (ii) Sunday, and
           (iii) any other day on which commercial banks in Toronto, Ontario are authorized or obligated by law or executive order to close.

(f) "Canadian Securities Laws" means statutes and regulations applicable to the distribution and trading of securities in any province or territory of Canada, including applicable instruments, rules, published policy statements and blanket rulings and orders promulgated by any Canadian securities regulatory authority, including any applicable stock exchange or quotation system.

(g) "Change in Control" means, with respect to the Corporation or the Partnership, the direct or indirect acquisition by any Person or group of Persons acting jointly or in concert of voting or equity securities of the Corporation or the Partnership, as applicable, which, when aggregated with the voting or equity securities of the Corporation or the Partnership, as applicable, beneficially owned, controlled or directed by such person, company or group of persons or companies constitutes, in the aggregate, 20% or more of the outstanding voting or equity securities of the Corporation or the Partnership, as applicable.

(h)        "Cdn$" means Canadian dollars.

(i) "Closing Transactions" means, collectively, (a) the Offering, (b) the issue of a secured convertible note in the principal amount of US$5 million and a warrant to Laurus and the completion of the other transactions contemplated by the securities purchase agreement between the Corporation and Laurus dated March 30, 2005, (c) the completion of the transactions contemplated by the amending agreement to the license agreement dated June 1, 2004 between the Corporation and ProMetic Biosciences Inc. dated March 30, 2005 providing for the payment of a Cdn$4,000,000 fee owing by the Corporation to Prometic Biosciences Inc. to be satisfied by a cash payment of Cdn$1,000,000, plus a payment of Cdn$3,000,000 through the issuance of Common Shares to ProMetic Biosciences Inc., and (d) the execution and delivery of an amendment agreement to amend the amended and restated commitment letter dated March 30, 2005 between the Partnership and the Lender to amend the Loan to extend the term of the Loan to May 25, 2007.

(j) "Common Shares" means common shares in the capital of the Corporation or such other shares or other securities of the Corporation into which such common shares are converted, exchanged, reclassified or otherwise changed from time to time.

(k) "Corporation" means Hemosol Corp., a corporation governed by the laws of Ontario.

(l) "Disclosure Letter" means the disclosure letter dated the date hereof from the Corporation to MDS.

(m) "Financing" means any issue of debt or equity securities by the Corporation or any of its Subsidiaries (or any combination thereof) for cash consideration.

(n)        "Financing Limit" has the meaning provided in Subsection 3.1(a).

(o) "Governmental Authority" means any domestic or foreign government, whether federal, provincial, municipal or otherwise and any governmental agency, governmental or regulatory authority, tribunal or commission of any kind whatever and includes any Canadian securities regulatory authority and any applicable stock exchange or quotation system.

(p) "Guarantee" means the amended and restated guarantee given by MDS dated March 31, 2005 in favour of the Lender guaranteeing the obligations of the Partnership under the Loan, which guarantee is to expire June 20, 2005, as such guarantee may be amended, modified, replaced or extended from time to time.

(q) "Guarantee Extension" means the agreement to be entered into between MDS and the Lender pursuant to which MDS agrees to extend the term of the Guarantee to June 20, 2007.

(r) "includes" and "including" shall each be deemed to be followed by the phrase "without limitation", unless the context indicates otherwise, and the terms "includes" and "including" shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it.

(s) "Intellectual Property" means all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information and other proprietary rights and processes necessary for the business of the Partnership, the Corporation and their respective Subsidiaries as now conducted and as presently proposed to be conducted.

(t)        "Laurus" means Laurus Master Fund, Ltd., a Cayman Islands company.

(u)        "Lender" means The Bank of Nova Scotia.

(v) "Loan" means the Cdn$20 million non-revolving credit facility provided to the Partnership by the Lender pursuant to a commitment letter dated October 25, 2002, as amended by an agreement dated December 29, 2003, and March 30, 2005 and guaranteed by MDS pursuant to the Guarantee.

(w) "Material Adverse Effect" means a material adverse effect on the business, assets, liabilities, condition (financial or otherwise), properties, operations or prospects of (i) the Corporation and its Subsidiaries or (ii) the Partnership and its Subsidiaries, in each case taken as a whole.

(x)        "MDS" means MDS Inc., a corporation governed by the laws of Canada.

(y) "MOU" has the meaning provided in paragraph A of the recitals to this Agreement.

(z)        "Nasdaq" means the Nasdaq National Market.

(aa) "Offering" the offering by the Corporation of 10,945,746 special warrants of the Corporation pursuant to an agency agreement dated March 30, 2005 between the Corporation and Loewen, Ondaatje, McCutcheon Limited and Life Science Group, Inc.

(bb) "Partnership" means Hemosol LP, a limited partnership formed under the laws of the Province of Ontario.

(cc) "Parties" means, collectively, the Corporation, the Partnership and MDS and "Party" means any one of them.

(dd) "Person" shall be broadly interpreted and includes any individual, corporation, partnership, joint venture, limited liability Corporation, association or other business entity and any trust, unincorporated organization or government or any agency or political subdivision thereof.

(ee)       "PPSR" has the meaning provided in Subsection 5.1(f).

(ff) "Registration Rights" has the meaning provided in paragraph A of the recitals to this Agreement.

(gg) "Registration Rights Agreement" has the meaning provided in paragraph B of the recitals to this Agreement.

(hh)       "Sub Debt" has the meaning provided in Subsection 3.1(b).

(ii) "Subsidiary" means (i) a corporation or other entity whose shares or other ownership interests having ordinary voting power (other than shares or other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the directors of such corporation, or other persons or entities performing similar functions for such Person or entity, are owned, directly or indirectly, by such Person or entity or (ii) a corporation or other entity in which such Person or entity owns, directly or indirectly, more than 50% of the equity interests at such time; provided that for greater certainty the Partnership shall be deemed to be a Subsidiary of the Corporation.

(jj)       "TSX" means the Toronto Stock Exchange.

(kk)       "US$" means United States dollars.

(ll)       "Warrants" has the meaning provided in Section 2.1 of this Agreement.

1.2        Headings

           The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3        Gender and Number

           In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.4        Invalidity of Provisions

           Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.5        Entire Agreement

           This Agreement, together with the Registration Rights Agreement, the certificate representing the Warrants, and the other agreements to be entered into pursuant hereto or as contemplated herein, constitutes the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersedes all prior agreements between the Parties with respect to the subject matter hereof, including the MOU. There are no other agreements between the Parties in connection with the subject matter hereof except as specifically set forth or referred to herein.

1.6        Waiver and Amendment

           Except as expressly provided in this Agreement, no waiver of any provision of this Agreement shall be binding unless executed in writing by the Party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided. This Agreement may not be amended except by an instrument in writing signed by all of the Parties.

1.7        Governing Law

           This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each of the Parties hereby submits to the exclusive jurisdiction of the courts of Ontario.

1.8        Schedules

           The following schedules are attached to this Agreement and are deemed to be a part of and incorporated in this Agreement:

                     Schedule             Title
                     --------             -----

                     A                    Form of Warrant Certificate

                     B                    Form of Registration Rights Agreement


                                   ARTICLE 2
                        ISSUE OF WARRANTS AND UNDERTAKING

2.1        Issue of Warrants

           MDS shall, on satisfaction of the conditions provided in Article 5, execute and deliver to the Lender the Guarantee Extension and, in consideration therefor, the Corporation shall, on satisfaction of the terms and conditions provided in Article 5:

(a) issue to MDS on the date hereof warrants to purchase 2,750,000 Common Shares for an exercise price equal to Cdn$0.84 per Common Share, subject to adjustment on the terms and conditions of the certificate governing the warrants attached as Schedule "A" hereto (the "Warrants"); and

(b) by no later than the close of business on April 22, 2005, execute and deliver such agreements and take all steps necessary or desirable to ensure that:

           (i) the Lender has a first ranking perfected security interest in all Intellectual Property in which the Partnership now has or may hereafter have any right, title, interest or benefit as continuing collateral security for the payment and performance of the Loan; and

           (ii) the Lender's security for the Loan does not permit any sale, transfer, license, pledge or other disposition, directly or indirectly, by the Partnership and/or Corporation of all or any part of the Intellectual Property owned by the Partnership and/or the Corporation reasonably deemed to be necessary to the conduct of its business as currently conducted without the prior written consent of the Lender;

           and, in each case, the foregoing shall be in form and substance satisfactory to MDS and its counsel.

2.2        Closing

           The issue of the Warrants shall take place concurrently with the closing of the Closing Transactions at the offices of counsel for the Corporation in Toronto, Ontario (the "Closing"). At the Closing, on satisfaction of the conditions provided in Article 5, the Corporation shall issue to MDS a certificate representing the Warrants registered in the name of MDS or in such other name as MDS directs in writing.

                                   ARTICLE 3
                COVENANTS OF THE CORPORATION AND THE PARTNERSHIP

3.1        Covenants of the Corporation

           After the date hereof and until the time that the Guarantee has been terminated and all obligations of MDS thereunder released:

(a) Debt Reduction. The Corporation shall, to the extent that the net proceeds of any one or more Financings exceeds US$35 million cumulatively in the aggregate (the "Financing Limit"), apply 50% of every dollar of net proceeds raised in any such Financing(s) in excess of the Financing Limit to reduce the amount outstanding under the Loan. For the purposes of calculating the Financing Limit under this Section 3.1, any Canadian dollar proceeds from any Financing shall be converted into United States dollars at the Bank of Canada noon rate on the closing date of such Financing.

(b)        Reporting Obligations.

           (i) The Partnership shall provide to MDS, contemporaneously with the delivery to the Lender, the following: (x) annual audited unconsolidated financial statements together with the auditors' letter to management; and (y) quarterly unaudited unconsolidated interim financial statements for the first three quarters of each year and a compliance certificate certified by a senior officer of the Corporation.

           (ii) From time to time upon the reasonable request by MDS, the Corporation shall advise MDS in writing as to the amount of indebtedness under the Loan, as amended and extended, and the amount of the indebtedness owed by the Corporation pursuant to the secured convertible note issued on the date hereof to Laurus (the "Sub Debt") and provide such additional information regarding the assets, liabilities, financial conditions or results of operations of the business of the Corporation and the Partnership as MDS may from time to time request, acting reasonably.

           (iii) Promptly upon receipt by the Corporation or the Partnership of any notice of default, notice of event of default or demand from either the Lender or Laurus, the Corporation or the Partnership, as applicable, shall provide MDS with a copy of such notice or demand. The Partnership or the Corporation, as applicable, shall, contemporaneously with the giving of any notice of default or notice of event of default to the Lender under the Loan, as amended and extended, or to Laurus in connection with the Sub Debt, provide MDS with a copy of such notice.

(c) Access to Facilities. Each of the Partnership, the Corporation and their respective Subsidiaries shall permit any representatives designated by MDS, upon reasonable notice and during normal business hours, at such person's expense and accompanied by a representative of the Partnership or the Corporation, as applicable, to:

           (i) visit and inspect any of the properties of the Partnership, the Corporation or any of their respective Subsidiaries; (ii) examine the corporate and financial records of the Partnership, the Corporation or any of their respective Subsidiaries (unless such examination is not permitted by Applicable Laws or by contract) and make copies thereof or extracts therefrom; and

           (iii) discuss the affairs, finances and accounts of Partnership, the Corporation or any of their respective Subsidiaries with the directors, officers and independent accountants of the Partnership, the Corporation or any of their respective Subsidiaries.

           MDS agrees not to disclose any confidential information it receives from the Partnership, the Corporation or any of their respective Subsidiaries and to use such information only in connection with its dealings with the Partnership, the Corporation and their respective Subsidiaries pursuant hereto or in connection herewith or in the enforcement of its rights hereunder or under the Guarantee, the Warrants, the Registration Rights Agreement or in connection with any of the foregoing; provided that nothing herein shall prevent MDS from disclosing such information pursuant to Applicable Laws or court order.

(d) Taxes. Each of the Partnership, the Corporation and their respective Subsidiaries shall promptly pay and discharge, or cause to be paid and discharged, when due and payable, all lawful taxes, assessments and governmental charges or levies imposed upon the income, profits, property or business of the Partnership, the Corporation and their respective Subsidiaries; provided, however, that any such tax, assessment, charge or levy need not be paid if the validity thereof is being contested in good faith by appropriate proceedings and if the Partnership, the Corporation and/or any of their respective Subsidiaries shall have set aside on its books adequate reserves with respect thereto.

(e) Insurance. Each of Partnership, the Corporation and their respective Subsidiaries shall keep its assets which are of an insurable character insured by financially sound and reputable insurers against loss or damage by fire, explosion and other risks customarily insured against by companies in similar business similarly situated as the Partnership, the Corporation and their respective Subsidiaries; and the Partnership, the Corporation and their respective Subsidiaries shall maintain, with financially sound and reputable insurers, insurance against other hazards and risks and liability to persons and property to the extent and in the manner which the Corporation reasonably believes is customary for companies in similar business similarly situated as the Partnership, the Corporation and their respective Subsidiaries and to the extent available on commercially reasonable terms, including, without limiting the foregoing, the hazards of fire, flood, sprinkler leakage, those hazards covered by extended coverage insurance and such other hazards, and for such amounts, as is customary in the case of companies engaged in businesses similar to the Partnership's, the Corporation's and their respective Subsidiaries' including business interruption insurance, public and product liability insurance against claims for personal injury, death or property damage suffered by others and such worker's compensation or similar insurance as may be required under any Applicable Law in which the Partnership, the Corporation and their respective Subsidiaries are engaged in business. The Partnership, the Corporation and their respective Subsidiaries shall, on or prior to the date of Closing, cause the Lender and its assignees to be named as "first loss payee" or "additional insured" on all of the policies of insurance relating to the assets pledged to the Lender as security for its obligations under the Loan. The Corporation shall furnish MDS, upon request, with (x) copies of all policies and evidence of the maintenance of such policies at least thirty (30) days before any expiration date, (y) other than in the case of the Corporation's workers' compensation policy, endorsements to such policies naming the Lender and its assignees as "first loss payee" or "additional insured" and appropriate loss payable endorsements in form and substance satisfactory to MDS, naming the Lender and its assignees as loss payee, and (z) evidence that as to MDS the insurance coverage shall not be impaired or invalidated by any act or neglect of the Partnership, the Corporation or any of their respective Subsidiaries and the insurer shall provide the Lender and its assignees with at least thirty (30) days notice prior to cancellation.

(f) Intellectual Property. Each of the Partnership, the Corporation and each of their respective Subsidiaries shall maintain in full force and effect its existence, rights and franchises and all licenses and other rights to use Intellectual Property owned or possessed by it and reasonably deemed to be necessary to the conduct of its business.

(g) Properties. Each of the Partnership, the Corporation and each of their respective Subsidiaries shall keep its properties in good repair, working order and condition, reasonable wear and tear excepted, and from time to time make all proper repairs, renewals, replacements, additions and improvements thereto as are reasonably required to conduct its business; and each of the Partnership, the Corporation and each of their respective Subsidiaries shall at all times comply with each provision of all leases to which it is a party or under which it occupies property if the breach of such provision could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(h) Compliance with Law. Each of the Partnership, the Corporation and each of their respective Subsidiaries shall carry on their business in compliance with all Applicable Laws.

(i) Securities Compliance. The Corporation shall file or shall cause to be filed all documents, information, forms and undertakings, within the periods stipulated under Canadian Securities Laws, required to be filed by the Corporation and MDS (to the extent such are provided to the Corporation for filing) in connection with the transactions contemplated by this Agreement and shall pay all filing fees required to be paid in connection therewith so that the issue of the Warrants to MDS may lawfully occur without the necessity of filing or delivering a prospectus.

(j) Negative Covenants. Without the prior written consent of MDS, neither the Corporation nor the Partnership nor any of their respective Subsidiaries shall sell, transfer, or otherwise dispose of any of its assets, Intellectual Property, business or operations unless all of the proceeds from any such sale, transfer, or other disposition are used to permanently reduce the amount outstanding under the Loan.

3.2        Additional Covenant and Acknowledgement of the Corporation and
           Partnership

           Each of the Corporation and the Partnership hereby acknowledge, covenant and agree that the issue by the Corporation of the Warrants to MDS shall not result in any adjustment to the Corporation's interest in the Partnership.

                                   ARTICLE 4
                         REPRESENTATIONS AND WARRANTIES

4.1        Representations and Warranties of the Corporation and the Partnership

           The Corporation, on behalf of itself and as the general partner of the Partnership, represents and warrants to, and covenants with, MDS, and acknowledges that MDS is relying upon such representations and warranties and covenants in completing the Closing, that:

(a) The Corporation is a valid and subsisting corporation under the Business Corporations Act (Ontario), has the necessary corporate power, capacity and authority to execute and deliver this Agreement, the Warrants and the Registration Rights Agreement and to observe and perform its covenants and obligations hereunder and thereunder and has taken all necessary corporate action in respect thereof.

(b) The Partnership is a valid and subsisting limited partnership under the laws of the Province of Ontario and has the necessary legal capacity, power and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof.

(c) This Agreement, the Warrants and the Registration Rights Agreement have been duly and validly authorized, executed and delivered by, and constitutes a legal, valid, binding and enforceable agreement of, each of the Corporation and, with respect to this Agreement only, the Partnership; provided that specific performance, injunction and other equitable remedies are discretionary and, in particular, may not be available where damages are considered an adequate remedy and enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other laws generally affecting enforceability of creditors' rights.

(d) The authorized capital of the Corporation consists of an unlimited number of Common Shares of which as of the date hereof upon completion of the Closing Transactions, 60,683,952 Common Shares are issued and outstanding as fully paid and non-assessable shares. Other than as disclosed in the Disclosure Letter, as of the date hereof, no options to acquire Common Shares are issued and outstanding and no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Corporation.

           The Common Shares are listed and posted for trading on the TSX under the symbol "HML" and are quoted on Nasdaq under the symbol "HMSL".

(e) At the time of the Closing, the Warrants shall be duly and validly created, authorized and executed and delivered by the Corporation and shall constitute legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms. At the time of the Closing, the Common Shares issuable upon the due exercise of the Warrants shall be allotted for issuance. Upon the due exercise of all or any part of the Warrants, the Common Shares issued upon such exercise shall be duly and validly created, authorized and issued as fully paid and non-assessable shares of the Corporation.

(f) The Corporation has all requisite Approvals, which Approvals are listed in the Disclosure Letter, to issue the Warrants to MDS, including all necessary approval of the shareholders of the Corporation and the TSX and Nasdaq, and all other Approvals necessary to complete the transactions contemplated by the Closing Transactions.

(g) Except as set forth in the Disclosure Letter, the Corporation is, and shall at the time of Closing be, a "reporting issuer" in good standing in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador and is not in default of any material requirement in relation thereto.

(h) No order, ruling or decision has been, or will be at the time of Closing, issued or granted by a court or other regulatory or administrative authority that has the effect of prohibiting or restricting trades of the Common Shares or the Warrants.

(i) Neither the Partnership, the Corporation nor any of their respective Subsidiaries is in violation of any Applicable Law in respect of the conduct of its business or the ownership of its properties which has had, or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. No governmental orders, permissions, consents, approvals or authorizations are required to be obtained and no registrations or declarations are required to be filed in connection with the execution and delivery of this Agreement or any of the other agreements contemplated hereby or by the Closing Transactions and the issuance of any of the Warrants, except such as has been duly and validly obtained or filed, or with respect to any filings that must be made after the Closing, as will be filed in a timely manner. Each of the Partnership, the Corporation and each of their respective Subsidiaries has all material franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(j) Except as set forth in the Disclosure Letter, no Person (including any agent, broker, investment banker, or firm) acting on behalf of or under the authority of the Corporation or the Partnership is or shall be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein.

(k) Neither the Partnership, the Corporation nor any of their respective Subsidiaries is in violation or default of (x) any term of its constating documents, or (y) any provision of any indebtedness, mortgage, indenture, contract, agreement or instrument to which it is party or by which it is bound or of any judgment, decree, order or writ, which violation or default, in the case of this clause (y), has had, or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. The execution, delivery and performance of and compliance with this Agreement and the other agreements contemplated hereby or by the Closing Transactions to which it is a party, and the issuance of the Warrants and the other securities by the Corporation, each pursuant hereto and thereto, will not, with or without the passage of time or giving of notice, result in any such material violation, or be in conflict with or constitute a default under any such term or provision, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Partnership, the Corporation or any of their respective Subsidiaries or the suspension, revocation, impairment, forfeiture or non-renewal of any permit, license, authorization or approval applicable to the Partnership, the Corporation of any of their respective Subsidiaries, their respective business or operations or any of their respective assets or properties or contravene any Applicable Laws which could reasonably be expected to result in a Material Adverse Effect unless consent has been provided therefor.

(l) No breach, failure, event, state or condition which unless remedied or waived with the lapse of time, giving of notice, making of a determination, or any combination thereof or otherwise, would, or could reasonably be expected to, constitute or result in the occurrence of a default or event of default under the Loan as amended and extended has occurred and is continuing and no material adverse change has occurred with respect to the Partnership or the Corporation or any of their respective Subsidiaries since the time of execution of the MOU.

(m) Except as set forth in the Disclosure Letter, each of the Partnership, the Corporation and each of their respective Subsidiaries has good and marketable title to its properties and assets, and good title to its leasehold estates, in each case subject to no mortgage, pledge, lien, lease, encumbrance or charge, other than:

           (i) those resulting from taxes which have not yet become due or payable or that are currently being contested in good faith by the Partnership, the Corporation or any of their respective Subsidiaries;

           (ii) undetermined or inchoate liens, rights of distress and charges incidental to current operations which have not at such time been filed or exercised or which relate to obligations not due or payable or, if due, the validity of which is being contested diligently and in good faith by appropriate proceedings;

           (iii) encumbrances in favor of vendors, carriers, warehousemen, repairmen, mechanics, workers, materialmen, construction or other encumbrances arising by operation of law or in the ordinary course of business in respect of obligations that are not yet due or that are being contested in good faith by appropriate proceedings and for which adequate reserves are maintained by Partnership, the Corporation and their respective Subsidiaries;

           (iv) easements, servitudes, reservations, rights of way, restrictions, covenants, conditions and other similar encumbrances, whether of record or apparent on the premises, including road, highway, pipeline, railroad and utility easements and servitudes, and municipal, zoning and building by-laws which do not, individually or in the aggregate, materially interfere with the use, occupancy or operation of the properties and assets of the Partnership, the Corporation or any of their respective Subsidiaries as currently used, occupied and operated or as intended to be used, occupied and operated;

           (v) statutory encumbrances incurred or deposits made in the ordinary course of business in connection with workers' compensation, employment insurance and other social security legislation;

           (vi) minor liens and encumbrances which do not materially detract from the value of the property subject thereto or materially impair the operations of the Partnership, the Corporation or any of their respective Subsidiaries; and

           (vii) those that have otherwise arisen in the ordinary course of business.

(n) All facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by the Partnership, the Corporation and their respective Subsidiaries are in good operating condition and repair, reasonable wear and tear excepted, and are reasonably fit and usable for the purposes for which they are being used. Except as set forth in the Disclosure Letter, each of the Partnership, the Corporation and each of their respective Subsidiaries are in compliance with all material terms of each lease, license and other material contract to which it is a party or is otherwise bound.

(o) Except as set forth in the Disclosure Letter, (x) there is no action, suit or proceeding pending or, to the Corporation's knowledge, currently threatened against, or any investigation involving, the Partnership, the Corporation or any of their respective Subsidiaries and (y) neither the Partnership, the Corporation nor any of their respective Subsidiaries is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that, in either case, prevent the Partnership, the Corporation or any of their respective

           Subsidiaries from entering into this Agreement or the other agreements contemplated hereby or by the Closing Transactions, or from consummating the transactions contemplated hereby or thereby, or which has had, or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect or any material change in the current equity ownership of the Partnership, the Corporation or any of their respective Subsidiaries, nor is the Corporation aware that there is any basis to assert any of the foregoing. There is no action, suit, proceeding or investigation by the Partnership, the Corporation or any of their respective Subsidiaries currently pending or which the Partnership, the Corporation or any of their respective Subsidiaries intends to initiate.

4.2        Representations and Warranties of MDS

           MDS represents and warrants to, and covenants with, the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties and covenants in completing the Closing, that:

(a) MDS is a valid and subsisting corporation under the Canada Business Corporations Act, has the necessary corporate power, capacity and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate action in respect thereof.

(b) This Agreement has been duly and validly authorized, executed and delivered by, and constitutes a legal, valid, binding and enforceable agreement of, MDS; provided that specific performance, injunction and other equitable remedies are discretionary and, in particular, may not be available where damages are considered an adequate remedy and enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other laws generally affecting enforceability of creditors' rights.

(c) MDS is an "accredited investor" as defined in Ontario Securities Commission Rule 45-501.

4.3        Survival

           The representations, warranties, covenants and agreements made herein shall survive any investigation made by MDS and the closing of the transactions contemplated hereby. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of the Corporation pursuant hereto in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Corporation hereunder solely as of the date of such certificate or instrument.

                                    ARTICLE 5
                                     CLOSING

5.1        Conditions in Favour of MDS

           In addition to the deliveries contemplated by Article 2, the obligations of MDS to provide the Guarantee Extension shall be conditional upon the fulfilment at or before the time of Closing of the following conditions:

(a) All actions, approvals, consents, waivers, exemptions, orders, authorizations, registrations, declarations, filings and recordings (collectively "Approvals"), if any, which are required to be taken, given, obtained, filed or recorded, as the case may be, by or from or with (a) any Governmental Authority, (b) any holder of any indebtedness, obligation or securities of the Corporation or of the Partnership or (c) any other Person in connection with the legal and valid execution and delivery by the Corporation and the Partnership of this Agreement and the consummation of the transactions contemplated hereby (including the issuance by the Corporation of the Warrants to MDS) and thereby shall have been duly taken, given, obtained, filed or recorded, as the case may be, and all such Approvals shall be final, subsisting and in full force and effect on the date of Closing, and shall not be subject to any further proceedings or appeals or any conditions subsequent not approved by MDS. Certified copies or other appropriate evidence of all such Approvals, in form, scope and substance satisfactory to MDS and its legal counsel acting reasonably, shall have been delivered to the MDS and its legal counsel.

(b) MDS shall receive a certificate of the Chief Executive Officer of the Corporation or such other officer or director of the Corporation satisfactory to MDS dated the date of Closing, addressed to MDS certifying that:

           (i) the Corporation has complied with and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the time of Closing other than those which have been waived by MDS;

           (ii) the representations and warranties of the Corporation and the Partnership set forth in this Agreement are true and correct at the time of Closing, as if made at such time;

           (iii) all Approvals have been duly taken, given, obtained, filed or recorded, as the case may be, and all such Approvals are final, subsisting and in full force and effect on the date of Closing, and are not be subject to any further proceedings or appeals or any conditions subsequent not approved by MDS;

(c) MDS shall have received evidence satisfactory to MDS and its legal counsel that the Corporation has obtained all necessary approvals of the TSX and Nasdaq for:

           (i)        the issuance of the Warrants to MDS; and

           (ii) the listing of the Common Shares issuable on exercise of the Warrants;

           subject only to the filing of any customary documents which may be required by the TSX and/or Nasdaq;

(d) MDS and its legal counsel shall have approved, in form and substance, all documentation relating to the Guarantee Extension, including the Warrants and the Registration Rights Agreement;

(e) the completion by the Corporation of the Closing Transactions on or before April 15, 2005, all on terms satisfactory to MDS, acting reasonably including repayment of the Bulge Facility (as defined in the MOU);

(f) MDS and its legal counsel shall be satisfied with the terms of the Loan, as amended and extended, and all related documentation including the terms of an intercreditor agreement between the Corporation, the Partnership, the Lender, MDS and Laurus;

(g) MDS' existing rights of subrogation and assignment upon MDS paying to the Lender all amounts outstanding under the Loan at the time the Guarantee is called upon shall remain in full force and effect;

(h) the Guarantee Extension and all other matters contemplated hereunder, including the issue of the Warrants to MDS and the execution, delivery and performance by the Corporation of the Registration Rights Agreement, shall be in compliance with Ontario Securities Commission Rule 61-501 and Policy Q-27 of l'Autorite des marches financiers (Quebec) and both the Warrants and the Common Shares issuable upon exercise of the Warrants shall be subject to a hold period of no more than four months from the date of issue of the Warrants under applicable securities laws in Canada other than in respect of control person distributions;

(i) MDS shall have received an opinion from legal counsel to the Corporation and the Partnership in form and substance satisfactory to MDS, acting reasonably, relating to the issue and resale of the Warrants and the execution, delivery and performance by the Corporation of this Agreement, the Registration Rights Agreement and the certificate representing the Warrants, and confirming, among other things, that there are no security interests in, or other encumbrances on title to, any of the real property assets of the Partnership that rank in priority to the security interest in such assets granted to the Lender as security for the Loan. MDS shall have received a search report from legal counsel to the Partnership confirming, subject to customary limitations with respect to the accuracy, completeness and currency of the records of public registries, that: (i) with the exception of financing statements registered in respect of assets leased by the Partnership from a secured creditor that are permitted by the Lender, there are no secured parties with a financing statement registered in the Ontario Personal Property Registry (the "PPSR") registered in priority to the financing statement registered in the PPSR in favour of the Lender;

           (ii) with the exception of a notice of intention to grant special security registered in favour of the Lender, there are no banks with a notice of intention to grant special security registered against the Partnership under the Bank Act (Canada); and (iii) there are no executions registered against the personal property of the Partnership in the land registry offices in those countries in which the Partnership has located any personal property;

(j) no material adverse change shall have occurred with respect to the Partnership and the Corporation during the time period, if any, between the time of execution of the MOU and the date upon which MDS is required to execute and deliver the Guarantee Extension and the Corporation shall deliver a certificate of the chief executive officer of the Corporation in favour of MDS certifying that no default or event of default has occurred and is continuing under the Loan as amended and extended and no breach, failure, event, state or condition which unless remedied or waived with the lapse of time, giving of notice, making of a determination, or any combination thereof or otherwise, would, or could reasonably be expected to, constitute or result in the occurrence of a default or event of default under the Loan as amended and extended and no material adverse change has occurred with respect to the Partnership and the Corporation since the time of execution of the MOU;

(k) the Corporation shall have executed and delivered the Registration Rights Agreement in the form attached hereto as Schedule "B";

(l) MDS shall have received a definitive certificate representing the Warrants registered in the name of MDS or such other name as directed by MDS, which certificate shall be in the form of the certificate attached hereto as Schedule "A"; and

(m) MDS shall have received such other documents as MDS may reasonably request, in form and substance reasonably satisfactory to MDS and its counsel.

           The foregoing conditions are for the sole benefit of MDS and may be waived in whole or in part by MDS at any time and without limitation. If any of the foregoing conditions are not met, MDS may terminate its obligations under this Agreement without prejudice to any other remedies it may have.

5.2        Conditions in Favour of the Corporation

           The obligations of the Corporation to complete the Closing shall be conditional upon the fulfilment at or before the time of Closing of the following conditions:

(a) the representations and warranties of MDS set forth in this Agreement shall be true and correct at the time of Closing, as if made at such time; and

(b)        MDS shall have executed and delivered the Guarantee Extension.

           The foregoing conditions are for the sole benefit of the Corporation and may be waived in whole or in part by the Corporation at any time and without limitation. If any of the foregoing conditions are not met, the Corporation may terminate its obligations under this Agreement without prejudice to any other remedies it may have.

                                    ARTICLE 6
                               GENERAL PROVISIONS

6.1        Expenses

           The Corporation and the Partnership shall pay, or cause to be paid, all reasonable fees (including, but not limited to, all legal and documentation fees) and expenses incurred by MDS in connection with the preparation of any documentation relating to the transactions contemplated by the MOU and this Agreement (including the negotiation and finalization of the MOU) as well as the reasonable expenses of MDS in connection with the enforcement of its rights.

6.2        Existing Warrants of the Corporation

           All warrants of the Corporation currently held by MDS on the date hereof shall not be affected hereby.

6.3        Assignment

           None of MDS, the Corporation or the Partnership shall be permitted to assign all or any portion of its rights or obligations hereunder.

6.4        Notice

           All notices, demands, requests, consents and approvals (in this Section 6.4, a "notice") which may or are required to be given or made pursuant to any provisions of this Agreement shall be given or made in writing and shall be (i) served personally or (ii) mailed by pre-paid and registered mail or (iii) sent by facsimile transmission, in each case, to the addresses or fax number, as applicable, set out below or to such other addresses or fax number as any Party may from time to time advise the other Parties by notice in writing.

           (a) if to the Corporation or the Partnership:

                     2585 Meadowpine Blvd.
                     Mississauga, Ontario
                     L5N 8H9

                     Attention:      Lee Hartwell
                     Facsimile No.:  905 286 0021
                     with a copy to:

                     Davies Ward Phillips & Vineberg LLP
                     (which shall not constitute notice)
                     P.O. Box 63
                     Suite 4400
                     1 First Canadian Place
                     Toronto, Ontario
                     M5X 1B1

                     Attention:      Arthur Shiff and Peter Hong
                     Facsimile No.:  416 863 0871

           (b) if to MDS:

                     100 International Boulevard
                     Toronto, Ontario
                     M9W 6J6

                     Attention:      James A.H. Garner
                     Facsimile No.:  416 213 4222

                     with a copy to (which shall not constitute notice):

                     Fasken Martineau DuMoulin LLP
                     Suite 4200
                     TD Bank Tower
                     Toronto Dominion Centre
                     Toronto, Ontario
                     M5K 1N6

                     Attention:      Richard J. Steinberg
                     Facsimile No.:  416 364 7813

           Any notice shall be deemed to have been received when served personally, or, if mailed by pre-paid and registered mail, on the third Business Day after the date of mailing, or, if sent by facsimile transmission, on the first Business Day after confirmed transmission. If a notice is delivered by pre-paid and registered mail, and regular mail service is interrupted by strikes or other irregularities on or before the third Business Day after the mailing thereof, such notice shall be deemed to have been received only if served personally or sent by facsimile transmission.

6.5        Binding Nature

           This Agreement shall enure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.

6.6        Time of Essence

           Time shall be in every respect of the essence in this Agreement.

6.7        Public Announcements

           None of the Parties shall make any public statement or issue any press release concerning the transactions contemplated by this Agreement expect as may be necessary, in the opinion of counsel to the Party making such disclosure, to comply with the requirements of all Applicable Laws. If any such public statement or release is so required, the Party making such disclosure shall consult with the other Party prior to making such statement or release, and the Parties shall use all reasonable efforts, acting in good faith, to agree upon a text for such statement or release which is satisfactory to both Parties.
6.8 Further Assurances

           The Parties shall do all acts and things, execute all documents and give such further assurances as may be reasonably necessary or advantageous to enforce this Agreement according to its tenor and intent.

6.9        Execution

           This Agreement may be executed in as many counterparts as are deemed necessary and, when so executed in counterpart, shall have the same effect as if each Party had joined in executing one and the same document and delivery of a facsimile version of an executed signature page of this Agreement by one Party to the other Parties shall, upon receipt thereof by the other Parties, constitute satisfactory evidence of execution of this Agreement by such Party.



[THE REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY. THE NEXT PAGE IS THE EXECUTION PAGE]

           IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the day and year first above written.

                             HEMOSOL CORP.

                             Per:        (signed) Jonathan Wolch
                                         -------------------------------------
                             Name:       Jonathan Wolch
                             Title:      Assistant Secretary
                             I have authority to bind the Corporation



                             HEMOSOL LP, by its general partner Hemosol Corp.

                             Per:        (signed) Jonathan Wolch
                                         -------------------------------------
                             Name:       Jonathan Wolch
                             Title:      Assistant Secretary
                             I have authority to bind the Partnership


                             MDS INC.

                             Per:        (signed) Peter Brent
                                         -------------------------------------
                             Name:       Peter Brent
                             Title:      Senior VP & General Counsel
                             I have authority to bind the Corporation

                                   SCHEDULE A
                           FORM OF WARRANT CERTIFICATE

                                   [ATTACHED]

                                   SCHEDULE B
                      FORM OF REGISTRATION RIGHTS AGREEMENT

                                   [ATTACHED]

THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS NOTE MAY NOT BE SOLD, TRANSFERRED, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE UNITED STATES OR TO A U.S. PERSON (AS DEFINED IN REGULATION S OF SAID ACT) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO HEMOSOL CORP. THAT SUCH REGISTRATION IS NOT REQUIRED.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS NOTE SHALL NOT TRADE THE NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS NOTE BEFORE 4 MONTHS PLUS ONE DAY FOLLOWING CLOSING.

                          SECURED CONVERTIBLE TERM NOTE
                          -----------------------------

           FOR VALUE RECEIVED, Hemosol Corp., an Ontario corporation (the "BORROWER"), hereby promises to pay to LAURUS MASTER FUND, LTD., c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, Fax: 345-949-8080 (the "HOLDER") or its registered assigns or successors in interest, the sum of Five Million Dollars in lawful money of the United States (US$5,000,000), together with any accrued and unpaid interest hereon, on April 7, 2008 (the "MATURITY DATE") if not sooner paid.

           Capitalized terms used herein without definition shall have the meanings ascribed to such terms in that certain Securities Purchase Agreement dated as of the date hereof between the Borrower and the Holder (as amended, modified or supplemented from time to time, the "PURCHASE AGREEMENT").

           The following terms shall apply to this Note:

                                   ARTICLE I
                             INTEREST & AMORTIZATION

           1.1 Interest

(a) Interest Rate. Subject to Sections 1.1(b), 4.11 and 5.7 hereof, interest payable on this Note shall accrue at a rate per annum (the "INTEREST Rate") equal to the "prime rate" published in The Wall Street Journal from time to time, plus two percent (2%). The prime rate shall be increased or decreased as the case may be for each increase or decrease in the prime rate in an amount equal to such increase or decrease in the prime rate; each change to be effective as of the day of the change in such rate. Interest shall be (i) calculated daily on the basis of a 360 day year, and (ii) payable monthly, in arrears, commencing on May 2, 2005 and on the first business day of each consecutive calendar month thereafter until the Maturity Date (and on the Maturity Date), whether by acceleration or otherwise (each, a "REPAYMENT DATE").

(b) Interest Rate Adjustment. The Interest Rate shall be calculated on the last business day of each month hereafter (other than for increases or decreases in the "prime rate" which shall be calculated and become effective in accordance with the terms of Section 1.1(a)) until the Maturity Date (each a "DETERMINATION DATE") and shall be subject to adjustment as set forth herein. If the average of the US dollar equivalent (calculated at the prevailing Exchange Rate on each day) of the closing or last sale prices of the Common Shares on the Principal Market (as defined below) for the five (5) trading days immediately preceding a Determination Date exceeds the then applicable Fixed Conversion Price by at least twenty five percent (25%), the Interest Rate for the succeeding calendar month shall automatically be reduced by 200 basis points (200 b.p.) (2%) for each incremental twenty five percent (25%) increase in the average of the closing or last sale prices of the Common Shares for such five (5) trading days above the then applicable Fixed Conversion Price. Notwithstanding the foregoing (and anything to the contrary contained in herein), in no event shall the Interest Rate be less than zero percent (0%).

           1.2 Minimum Monthly Principal Payments. Amortizing payments of the aggregate principal amount outstanding under this Note at any time (the "PRINCIPAL AMOUNT") shall begin on January 2, 2006 and shall recur on the first business day of each succeeding month thereafter until the Maturity Date (each, an "AMORTIZATION DATE"). Subject to Article 3 below, beginning on the first Amortization Date, the Borrower shall make monthly payments to the Holder on each Repayment Date equal to that portion of the Principal Amount set forth in the amortization schedule annexed hereto as Exhibit A together with any accrued but unpaid interest thereon to such Repayment Date and any and all other unpaid amounts then due, accrued, payable or owing under this Note, the Purchase Agreement or any Related Agreement (the "MONTHLY AMOUNT"). Any Principal Amount that remains outstanding on the Maturity Date shall be due and payable on the Maturity Date.

           1.3 Currency. All principal, interest and other amounts owing under this Note, the Purchase Agreement or any Related Agreement that, in accordance with their terms, are to be paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Note, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

           1.4 Taxes.

(a) If the Borrower shall be required to deduct any Taxes from or in respect of any sum payable in cash hereunder to the Holder (the "ORIGINAL amount"), (i) the sum payable shall be increased by an amount equal to the lesser of (A) the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 1.4) the Holder receives an amount equal to the sum it would have received had no such deductions been made and (B) the sum of (x) 10% of the original amount and (y) an amount equal to all required deductions applicable to additional sums payable under (B)(x) (including deductions applicable to that portion of such additional sums attributable to required deductions), (ii) the Borrower shall make such deductions and (iii) the Borrower shall pay the full amount deducted to the relevant governmental authority in accordance with applicable law.

(b) If the Borrower shall be required to deduct any Taxes from or in respect of any amount payable hereunder through the issuance of Common Shares to the Holder or arising as a result of the conversion of this Note, (i) such number of those Common Shares necessary to realize proceeds of sale equal to the amount of such required deduction shall be withheld from the Common Shares otherwise issuable to the Holder and shall be issued to a trustee appointed by the Borrower to sell such Common Shares, as directed by the Borrower, and from the proceeds of such sale an amount equal to the amount of the required deduction shall be paid to the Borrower and any proceeds in excess of such amount shall be paid to the Holder and (ii) the Borrower shall pay the full amount of the required deduction to the relevant governmental authority in accordance with applicable law.

(c) In addition, the Borrower agrees to pay to the relevant governmental authority in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Note ("OTHER TAXES"). The Borrower shall deliver to the Holder official receipts, if any, in respect of any Taxes or Other Taxes payable hereunder promptly after payment of such Taxes or Other Taxes or other evidence of payment reasonably acceptable to the Holder.

(d) The obligations of the Borrower under this Section 1.4 shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.

(e) For purposes of this Section 1.4, "TAXES" means any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding taxes imposed on net income or franchise taxes of the Holder by the jurisdiction in which such person is organized or has its principal office.

                                   ARTICLE II
                              CONVERSION REPAYMENT

           2.1

(a) Payment of Monthly Amount in Cash or Common Shares. If the Monthly Amount (or a portion of such Monthly Amount if such portion of the Monthly Amount would have been converted into Common Shares but for Sections 2.2 and 3.3) is required to be paid in cash pursuant to
           Section 2.1(b), then the Borrower shall pay the Holder an amount equal to 100% of such Monthly Amount or portion thereof due and owing to the Holder on the Repayment Date in cash. If the Monthly Amount (or a portion of such Monthly Amount if not all of the Monthly Amount may be converted into Common Shares pursuant to Sections 2.2 and 3.3) is required to be paid in Common Shares pursuant to Section 2.1(b), the number of such shares to be issued by the Borrower to the Holder on such Repayment Date (in respect of such portion of the Monthly Amount converted into Common Shares pursuant to Section 2.1(b)), shall be the number determined by dividing (x) the portion of the Monthly Amount converted into Common Shares, by (y) the then applicable Fixed Conversion Price. For purposes hereof, the initial "FIXED CONVERSION PRICE" means US$0.69.

(b) Monthly Amount Conversion. Subject to Section 2.2 and Section 3.2 hereof, the Holder shall convert into Common Shares all or a portion of the Monthly Amount due on each Repayment Date if: (i) the average of the US dollar equivalent (calculated at the prevailing Exchange Rate on each day) of the closing or last sale prices of the Common Shares on the Principal Market for the five (5) trading days immediately preceding such Repayment Date shall be greater than or equal to 110% of the Fixed Conversion Price and (ii) the amount of such conversion does not exceed twenty five percent (25%) of the aggregate dollar trading volume of the Common Shares for the twenty two (22) day trading period immediately preceding the applicable Repayment Date (the "CONVERSION CRITERIA"). If the Conversion Criteria are not met, the Holder shall convert only such part of the Monthly Amount that meets the Conversion Criteria. Any part of the Monthly Amount due on a Repayment Date that the Holder has not been able to convert into Common Shares by reason of failing to meet the Conversion Criteria, shall be paid by the Borrower in cash within three (3) business days of the applicable Repayment Date.

           2.2 Restrictions upon Conversion. Notwithstanding anything to the contrary herein, no portion of the Principal Amount, accrued but unpaid interest thereon or any and all other unpaid amounts due, accrued, payable or owing under this Note, the Purchase Agreement or any Related Agreement may be converted into Common Shares unless (i) an exemption from the prospectus requirements of the Securities Act (Ontario) is available to issue the Common Shares issuable upon such conversion, (ii) an exemption from the registration requirements of the Securities Act (Ontario) is available to issue the Common Shares issuable upon such conversion, (iii) no Event of Default hereunder exists and is continuing, unless such Event of Default is waived in writing by the Holder in whole or in part at the Holder's option and (iv) in the case of conversions of accrued, but unpaid interest or any and all other unpaid amounts due, accrued, payable or owing (excluding the Principal Amount), an order of the Ontario Securities Commission shall have been obtained such that (or the Holder shall otherwise be satisfied in its sole discretion that) the period the Holder would otherwise be required to hold the Common Shares issuable upon such conversions before the Common Shares become freely tradeable without restriction under applicable Ontario securities laws shall be considered reduced by the period commencing on the date hereof and ending on the date of the relevant conversion.

           2.3 Redemption in Cash. The Borrower may, at its option, prepay this Note at any time ("OPTIONAL REDEMPTION") and may, at the option of the Holder, be required to prepay this Note upon a Change of Control (the "REQUIRED REDEMPTION") by paying to the Holder the Prepayment Premium (as hereinafter defined) together with accrued but unpaid interest thereon to the Redemption Payment Date (as hereinafter defined) and any and all other unpaid amounts then due, accrued, payable or owing to the Holder under this Note, the Purchase Agreement or any Related Agreement (the "REDEMPTION AMOUNT"). The "PREPAYMENT Premium" for the period commencing on the date hereof up to and including the 12 month anniversary of the date hereof, shall be equal to one hundred and twenty-five percent (125%) of the Principal Amount, for the period commencing after the 12 month anniversary of the date hereof up to and including the 24 month anniversary of the date hereof, shall be equal to one hundred and fifteen percent (115%) of the Principal Amount and, for the period commencing after the 24 month anniversary of the date hereof up to but excluding the Maturity Date, shall be equal to one hundred and ten percent (110%) of the Principal Amount. In the case of an Optional Redemption, the Borrower shall deliver to the Holder a written notice of redemption (the "NOTICE OF OPTIONAL Redemption") specifying the date for redemption (the "REDEMPTION PAYMENT DATE"), which date shall be ten
(10) business days after the date of the Notice of Redemption (the "REDEMPTION PERIOD"). In the case of a Required Redemption, the Holder shall deliver to the

Borrower a written notice requiring redemption of this Note (the "NOTICE OF REQUIRED REDEMPTION") and specifying the Redemption Payment Date, which date shall be ten (10) business days after the Notice of Required Redemption. A Notice of Optional Redemption shall not be effective with respect to any portion of the Principal Amount for which the Holder has a pending election to convert pursuant to Section 3.1 or for conversions initiated or made by the Holder pursuant to Section 3.1 during the Redemption Period; the Redemption Amount shall be determined as if such Holder's conversion elections had been completed immediately prior to the date of the Notice of Optional Redemption. On the Redemption Payment Date, the Redemption Amount must be paid in good funds to the Holder. In the event the Borrower fails to pay the Redemption Amount on the Redemption Payment Date in the case of an Optional Redemption as set forth herein, then the Notice of Optional Redemption will be null and void. In the event the Borrower fails to pay the Redemption Amount on the Redemption Payment Date in the case of a Required Redemption as set forth herein, the failure shall be construed to be an Event of Default without benefit of the grace period referred to in Section 4.1. For purposes of this Section 2.3, "CHANGE OF CONTROL" means the direct or indirect acquisition by any person or company or group of persons or companies acting jointly or in concert (excluding the Holder or its affiliates or any group of which the Holder or its affiliates is a part) of voting or equity securities of the Company which, when aggregated with the Company's voting or equity securities beneficially owned, controlled or directed by such person, company or group of persons or companies constitutes, in the aggregate, 20% or more of the outstanding voting or equity securities of the Company.

                                  ARTICLE III
                                CONVERSION RIGHTS

           3.1 Holder's Conversion Rights. From and after the date hereof and until this Note is paid in full, the Holder shall have the right, but not the obligation (subject to the provisions of Sections 2.2 and 3.3), both before and after an Event of Default (as hereinafter defined), to convert all or any portion of the Principal Amount, together with any accrued but unpaid interest thereon to the Conversion Date (as hereinafter defined) and any and all other unpaid amounts then due, accrued, payable or owing under this Note, the Purchase Agreement or any Related Agreement, into Common Shares subject to the terms and conditions set forth in this Article 3. The Holder may exercise such right by delivery to the Borrower of a written notice of conversion as contemplated by
Section 3.4(a). The Common Shares to be issued upon such conversion or upon a conversion contemplated by Section 3.2 are herein referred to as the "CONVERSION SHARES".

           3.2 Mandatory Conversion. At any time that the average of the US dollar equivalent (calculated at the prevailing Exchange Rate on each day) of the closing or last sale prices of the Common Shares on the Principal Market for the immediately preceding twenty (20) trading days exceeds the then applicable Fixed Conversion Price by at least fifty percent (50%), then the Borrower shall have the right (subject to the provisions of Sections 2.2 and 3.3) to require the Holder, by notice in writing, to convert all or any portion of the Principal Amount, together with any accrued but unpaid interest thereon to the Conversion Date and any and all other unpaid amounts then due, accrued, payable or owing under this Note, the Purchase Agreement or any Related Agreement, into Common Shares subject to the terms and conditions set forth in this Article 3, but only to the extent that the amount of such conversion does not exceed twenty percent (20%) of the aggregate dollar trading volume of the Common Shares for the twenty two (22) day trading period immediately preceding the Conversion Date.

3.3 Conversion Limitation. Notwithstanding anything contained herein to the contrary, the Holder shall not be entitled to convert pursuant to the terms of this Note an amount that would be convertible into that number of Common Shares which, when added to the number of Common Shares then held by the Holder, would exceed 9.99% of the outstanding Common Shares of the Borrower, after taking into account such conversion. The conversion limitation described in this Section 3.3 shall automatically become null and void without any notice to the Borrower upon the occurrence and during the continuance of an Event of Default or upon 75 days prior notice to the Borrower, except that at no time shall the beneficial ownership exceed 19.99% of the Common Shares.

           3.4 Mechanics of Holder's Conversion.

(a) In the event that the Holder elects to convert this Note into Common Shares, the Holder shall give notice of such election by telecopying or delivering an executed and completed notice of conversion ("NOTICE OF CONVERSION") to the Borrower and such Notice of Conversion shall identify the Principal Amount, accrued but unpaid interest and any and all other unpaid amounts due, accrued, payable or owing which are being converted. On each Conversion Date and in accordance with its Notice of Conversion, the Holder shall make the appropriate reduction to the Principal Amount, accrued interest and other amounts due, accrued, payable or owing as entered in its records and shall provide written notice thereof to the Borrower within one (1) business day of the Conversion Date. Each date on which a Notice of Conversion is delivered or telecopied to the Borrower and deemed effectively received by the Borrower in accordance with the provisions of Section
           5.2 or on which the Borrower requires the Holder, by notice in writing deemed effectively received by the Holder in accordance with the provisions of Section 5.2, to convert all or any portion of the Principal Amount, accrued but unpaid interest and any and all other unpaid amounts due, accrued, payable or owing into Common Shares in accordance with Section 3.2 shall be deemed a Conversion Date (the "CONVERSION DATE"). A form of Notice of Conversion to be employed by the Holder is annexed hereto as Exhibit B.

(b) Pursuant to the terms of the Notice of Conversion or notice of the Borrower under Section 3.2, the Borrower will issue instructions to its transfer agent accompanied by an opinion of counsel (if required by applicable securities law, the Principal Market or the transfer agent) within three (3) business days of the Conversion Date and shall cause the transfer agent to transmit certificates representing the Conversion Shares to the Holder within three (3) business days of the Conversion Date (the "DELIVERY DATE") by crediting the account of the Holder's designated broker with the Depository Trust Corporation ("DTC") through its Deposit Withdrawal Agent Commission ("DWAC") system plus, in lieu of any fractional share to which such Holder would otherwise be entitled, cash equal to such fraction multiplied by the then Fair Market Value (as defined in Section 3.4(c)) of one full share, together with any other stock or other securities and property (including cash, where applicable) to which such Holder is entitled upon such conversion pursuant to Section 3.1 or 3.2. In the case of the exercise of the conversion rights set forth herein, the conversion privilege shall be deemed to have been exercised and the Conversion Shares issuable upon such conversion shall be deemed to have been issued upon the date of receipt by the Borrower of the Notice of Conversion. The Holder shall be treated for all purposes as the record holder of such Common Shares, unless the Holder provides the Borrower written instructions to the contrary.

(c) For purposes hereof, the "Fair Market Value" of a Common Share as of a particular date (the "VALUATION DATE") shall mean:

           A. If the Company's Common Shares are traded on a Principal Market, then the average of the US dollar equivalent (calculated at the prevailing Exchange Rate on each day) of the closing or last sale prices reported for the twenty (20) trading days immediately preceding the Valuation Date.

           B. If the Company's Common Shares are not traded on a Principal Market but are quoted on a Principal Market, then the mean of (i) the average of the US dollar equivalent (calculated at the prevailing Exchange Rate on each day) of the closing bid prices and (ii) the average of the US dollar equivalent (calculated at the prevailing Exchange Rate on each day) of the closing ask prices, in each case reported for the twenty (20) trading days immediately preceding the Valuation Date.

           C. Except as provided in clause D below, if the Company's Common Shares are not publicly traded, then as the Holder and the Company agree or in the absence of agreement by arbitration in accordance with the rules then in effect of the American Arbitration Association before a single arbitrator to be chosen from a panel of persons qualified by education and training to pass on the matter to be decided.

           D. If the Valuation Date is the date of a liquidation, dissolution or winding up, or any event deemed to be a liquidation, dissolution or winding up of the Company, then all amounts to be payable per share to holders of the Common Shares in the event of such liquidation, dissolution or winding up, plus all other amounts to be payable per share in respect of the Common Shares pursuant to such liquidation, dissolution or winding up, assuming for the purposes of this clause D that all of the Common Shares then issuable upon conversion of this Note are outstanding at the Valuation Date.

           3.5 Conversion Mechanics.

(a) The number of Common Shares to be issued upon each conversion of this Note shall be determined by dividing that portion of the Principal Amount, accrued but unpaid interest and any and all other unpaid amounts due, accrued, payable or owing to be converted, if any, by the then applicable Fixed Conversion Price. In the event of any partial conversions of Principal Amount pursuant to this Article 3, such conversions shall be deemed to constitute conversions of Principal Amount corresponding to (and, for greater certainty, satisfying the Borrower's obligation to amortize) the Principal Amount for the remaining Amortization Dates in chronological order.

(b) The Fixed Conversion Price and number and kind of shares or other securities to be issued upon conversion is subject to adjustment from time to time upon the occurrence of certain events, as follows:

           A. Stock Splits, Combinations and Dividends. If the Common Shares are subdivided or combined into a greater or smaller number of Common Shares, or if a dividend is paid on the Common Shares or any preferred shares issued by the Borrower in Common Shares, the Fixed Conversion Price shall be proportionately reduced in case of subdivision of shares or stock dividend or proportionately increased in the case of combination of shares, in each such case by the ratio which the total number of Common Shares outstanding immediately after such event bears to the total number of Common Shares outstanding immediately prior to such event.

           B. Reservation of Stock, Etc. Issuable on Conversion. During the period the conversion right exists, the Borrower will reserve from its authorized and unissued Common Shares a sufficient number of shares to provide for the issuance of Common Shares upon the full conversion of this Note. The Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Borrower agrees that its issuance of this Note shall constitute full authority to its officers, agents and transfer agents who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for Common Shares upon the conversion of this Note.

           C. Share Issuances. Subject to the provisions of this Section 3.5, if the Borrower shall at any time prior to the conversion or repayment in full of the Principal Amount issue any Common Shares or securities convertible, exercisable or exchangeable into or for Common Shares to a person other than the Holder (except (i) pursuant to Subsections A or B above; (ii) Common Shares, options, warrants or other obligations issued on the date hereof, as disclosed to the Holder in writing, (iii) Common Shares issued pursuant to options, warrants or other obligations to issue Common Shares outstanding or issued on the date hereof, as disclosed to the Holder in writing; (iii) options or Common Shares issued pursuant to options that may be issued under any employee incentive stock option plan adopted by the Borrower, or (iv) warrants or Common Shares issued pursuant to warrants that may be issued to MDS, Inc., ProMetic Biosciences Inc. or any of their affiliates as "sweeteners" or consideration for, or otherwise for the purposes of enhancing the value of, a transaction) for a consideration per share or with a conversion, exercise or exchange price (in each case, the "OFFER PRICE") less than the Fixed Conversion Price in effect at the time of such issuance, then the Fixed Conversion Price shall be immediately reset to such lower Offer Price. For purposes hereof, the issuance of any security of the Borrower convertible into or exercisable or exchangeable for Common Shares shall result in an adjustment to the Fixed Conversion Price at the time of issuance of such securities.

           D. Reclassification, etc. If the Borrower at any time shall, by reclassification or otherwise, change the Common Shares into the same or a different number of securities of any class or classes, this Note shall thereafter be deemed to evidence the right to acquire upon conversion that adjusted number of such securities and kind of securities as would have been issuable as a result of such change with respect to the Common Shares immediately prior to such reclassification or other change.

           3.6 Issuance of New Note. Upon any partial conversion of this Note, a new Note containing the same date and provisions of this Note shall, at the request of the Holder, be issued by the Borrower to the Holder for the balance of the Principal Amount, interest thereon and other amounts payable under this Note which shall not have been converted or paid. Subject to the provisions of
Article 4, the Borrower will pay no costs, fees or any other consideration to the Holder for the production and issuance of a new Note.

                                   ARTICLE IV
                EVENTS OF DEFAULT AND DEFAULT RELATED PROVISIONS

           Upon the occurrence and continuance of an Event of Default, the Holder may make all sums of principal and accrued interest then remaining unpaid and all other amounts accruing, payable or owing under this Note, the Purchase

Agreement or any Related Agreement immediately due and payable. In the event of such an acceleration, the amount due and owing to the Holder shall be 120% of the Principal Amount together with accrued and unpaid interest thereon and any and all other amounts due, accrued, payable or owing under the Note, the Purchase Agreement or any Related Agreement (the "DEFAULT PAYMENT"). The Default Payment shall be applied first to any amounts due, accrued, payable or owing to the Holder under this Note, the Purchase Agreement or any Related Agreement, then to accrued and unpaid interest due on this Note and then to the Principal Amount.

           The occurrence of any of the following events set forth in Sections
4.1 through 4.10, inclusive, is an "EVENT OF DEFAULT":

           4.1 Failure to Pay Principal, Interest or other Amounts. The Borrower fails to pay when due any instalment of principal, interest or other amounts in accordance herewith, and in any such case, such failure shall continue for a period of three (3) business days following the date upon which any such payment was due.

           4.2 Breach of Covenant. The Borrower breaches any covenant or any other term or condition of this Note or the Purchase Agreement in any material respect, or the Borrower or any of its Subsidiaries breaches any covenant or any other term or condition of any Related Agreement in any material respect and, in any such case, such breach, if subject to cure, continues for a period of fifteen (15) business days after the occurrence thereof.

           4.3 Breach of Representations and Warranties. Any representation or warranty made by the Borrower in this Note or the Purchase Agreement, or by the Borrower or any of its Subsidiaries in any Related Agreement, shall, in any such case, be false or misleading in any material respect on the date that such representation or warranty was made or deemed made.

           4.4 Collateral. Any portion of the Collateral (as defined in the Master Security Agreement) having an aggregate value of US$100,000 or more (as defined in the Master Security Agreement) is (i) subjected to loss, theft, substantial damage, destruction, sale or encumbrance unless such loss is covered by insurance proceeds which are used to replace the item or repay the Holder;
(ii) any portion of the Collateral having an aggregate value of US$100,000 or more is subjected to levy of execution, attachment, distraint or other judicial process; or (iii) any portion of the Collateral having an aggregate value of US$100,000 or more is the subject of a claim (other than by the Holder) of a lien or other right or interest in or to the Collateral and such levy or claim shall not be cured, disputed or stayed within a period of fifteen (15) business days after the occurrence thereof.

           4.5 Receiver or Trustee. The Borrower or any of its Subsidiaries shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a material part of its property or business; or such a receiver or trustee shall otherwise be appointed.

           4.6 Judgments. Any money judgment, writ or similar final process shall be entered or filed against the Borrower or any of its Subsidiaries or any of their respective property or other assets for more than US$100,000 and shall remain unvacated, unbonded or unstayed for a period of thirty (30) days.

           4.7 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any of its Subsidiaries, unless in any case such proceeding or process is stayed, withdrawn, dismissed or vacated, as the case may be, within sixty (60) days.

           4.8 Cease Trade. A cease trade order or Principal Market trading suspension of the Common Shares shall be in effect for five (5) consecutive days or five (5) days during a period of ten (10) consecutive trading days, excluding in all cases a suspension of all trading on the Principal Market, provided that the Borrower shall not have been able to cure such trading suspension within thirty (30) days of the notice thereof or list the Common Shares on another Principal Market within sixty (60) days of such notice.

           4.9 Failure to Deliver Common Shares or Replacement Note. The Borrower shall fail (i) to timely deliver Common Shares to the Holder pursuant to and in the form required by this Note and Section 9 of the Purchase Agreement, if such failure to timely deliver Common Shares shall not be cured within three (3) business days or (ii) to deliver a replacement Note to Holder within seven (7) business days following the required date of such issuance pursuant to this Note, the Purchase Agreement or any Related Agreement (to the extent required under such agreements).

           4.10 Default Under Related Agreements or Other Agreements. The occurrence and continuance of any Event of Default (as defined in the Purchase Agreement or any Related Agreement) or any event of default (or similar term) under any other indebtedness of the Borrower or any of its Subsidiaries with a principal amount in excess of US$100,000.

           4.11 Default Interest Rate. Following the occurrence and during the continuance of an Event of Default, the Borrower shall pay additional interest on this Note in an amount equal to two percent (2%) per month, and all outstanding obligations under this Note, including unpaid interest, shall continue to accrue such additional interest from the date of such Event of Default until the date such Event of Default is cured or waived.

           4.12 Cumulative Remedies. The remedies under this Note shall be cumulative.

                                   ARTICLE V
                                  MISCELLANEOUS

           5.1 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

           5.2 Notices. Any notice herein required or permitted to be given shall be in writing and shall be deemed effectively received: (a) upon personal delivery to the party notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day or (c) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Borrower at the address provided in the

Purchase Agreement executed in connection herewith, and to the Holder at the address provided in the Purchase Agreement for such Holder, with a copy to John
E. Tucker, Esq., 825 Third Avenue, 14th Floor, New York, New York 10022, facsimile number (212) 541-4434, or at such other address as the Borrower or the Holder may designate by ten days advance written notice to the other parties hereto.

           5.3 Amendment Provision. The term "Note" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented, and any successor instrument issued pursuant to Section 3.6 hereof, as it may be amended or supplemented.

           5.4 Assignability. This Note shall be binding upon the Borrower and its successors and assigns, and shall enure to the benefit of the Holder and its successors and assigns, and may be assigned by the Holder in accordance with the requirements of the Purchase Agreement. This Note shall not be assigned by the Borrower without the consent of the Holder.

           5.5 Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of New York or in the federal courts located in the State of New York and waive trial by jury. Both parties and the individual signing this Note on behalf of the Borrower agree to submit to the jurisdiction of such courts. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Borrower in any other jurisdiction to collect on the Borrower's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favour of the Holder. The Borrower acknowledges that legal counsel participated in the preparation of this Note and, therefore, stipulates that the rules of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Note to favour any party against the other party.

           5.6 Judgment Currency.

(a) If for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this paragraph 5.6 referred to as the "JUDGMENT CURRENCY") an amount due in US dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

           (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

           (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this paragraph 5.6(a)(ii) being hereinafter referred to as the "JUDGMENT CONVERSION DATE")

(b) If in the case of any proceeding in the court of any jurisdiction referred to in paragraph 5.6(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c) Any amount due from the Borrower under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

           5.7 Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower.

           5.8 Security Interest and Guarantee. The Holder has been granted a security interest (i) in certain assets of the Borrower and its Subsidiaries as more fully described in the Master Security Agreement dated as of the date hereof and (ii) the Share Pledge Agreement dated as of the date hereof. The obligations of the Borrower under this Note are guaranteed by certain Subsidiaries of the Borrower pursuant to the Subsidiary Guarantee dated as of the date hereof.

           5.9 Construction. Each party acknowledges that its legal counsel participated in the preparation of this Note and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Note to favor any party against the other.

           5.10 Cost of Collection. If default is made in the payment of this Note, the Borrower shall pay to Holder reasonable costs of collection, including reasonable legal fees.

       [BALANCE OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS.]

           IN WITNESS WHEREOF, the Borrower has caused this Note to be signed in its name effective as of this 30th day of March, 2005.


                                 HEMOSOL CORP.


                                 By:    (signed) Lee Hartwell
                                        ---------------------------------------
                                 Name:  Lee Hartwell
                                 Title: President and Chief Executive Officer

                                    EXHIBIT A

                              AMORTIZATION SCHEDULE



                    MONTHS                       MONTHLY AMORTIZATION
                    ------                       --------------------

                    0 to 9                                Nil

                   10 to 36                            US$83,333

                 Maturity Date                       US$2,750,000

                                    EXHIBIT B

                              NOTICE OF CONVERSION

(To be executed by the Holder in order to convert all or part of the Note into Common Shares)

TO: HEMOSOL CORP.

The undersigned hereby converts:

$_______________ of the Principal Amount due;

$_______________ of accrued, but unpaid interest thereon; and

$_______________ of any and all other unpaid amounts due, accrued, payable or owing on __________________ [SPECIFY APPLICABLE AMORTIZATION DATE] under the Secured Convertible Term Note issued by HEMOSOL CORP. dated March 30, 2005 (the "Note"), the Purchase Agreement and any Related Agreement by delivery of Common Shares of HEMOSOL CORP. on and subject to the conditions set forth in Article III of Note.

All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Note.

1.         Date of Conversion        _______________________

2.         Shares To Be Delivered:   _______________________

                                        By:
                                               --------------------------------

                                        Name:
                                               --------------------------------

                                        Title:
                                               --------------------------------

                                  HEMOSOL CORP.

                                       AND

                      COMPUTERSHARE TRUST COMPANY OF CANADA




                            SPECIAL WARRANT INDENTURE

                     --------------------------------------

             PROVIDING FOR THE ISSUE OF 10,945,746 SPECIAL WARRANTS,
                    EACH TO ACQUIRE ONE COMMON SHARE AND ONE
                 COMMON SHARE PURCHASE WARRANT OF HEMOSOL CORP.

                     --------------------------------------







                                  APRIL 8, 2005

                                TABLE OF CONTENTS

                                    ARTICLE 1
                                 INTERPRETATION
1.1        Definitions.................................................................................................2
1.2        Sections and Headings.......................................................................................5
1.3        Number and Gender...........................................................................................6
1.4        Business Day................................................................................................6
1.5        Time of the Essence.........................................................................................6
1.6        Applicable Law..............................................................................................6
1.7        Severability................................................................................................6
1.8        Schedules...................................................................................................6

                                    ARTICLE 2
                            ISSUE OF SPECIAL WARRANTS

2.1        Issue of Special Warrants...................................................................................6
2.2        Form and Terms of Special Warrants..........................................................................7
2.3        Signing of Special Warrant Certificates.....................................................................8
2.4        Certification by the Trustee................................................................................9
2.5        Special Warrantholder Not a Shareholder, Etc................................................................9
2.6        Issue in Substitution for Lost Special Warrant Certificates.................................................9
2.7        Special Warrants to Rank Pari Passu........................................................................10
2.8        Registers for Special Warrants.............................................................................10
2.9        Transferee Entitled to Registration........................................................................10
2.10       Registers Open for Inspection..............................................................................11
2.11       Exchange of Special Warrants...............................................................................11
2.12       Ownership of Special Warrants..............................................................................11
2.13       Adjustment of Exercise Rights..............................................................................12
2.14       Adjustment Rules...........................................................................................13
2.15       Proceedings Prior to any Action Requiring Adjustment.......................................................14
2.16       Notice of Adjustment of Exercise Rights....................................................................14
2.17       No Duty to Inquire.........................................................................................15

                                    ARTICLE 3
                          EXERCISE OF SPECIAL WARRANTS

3.1        Method of Exercise of Special Warrants.....................................................................15
3.2        Exercise of Special Warrants by the Trustee................................................................16
3.3        Effect of Exercise of Special Warrants.....................................................................16
3.4        Cancellation of Special Warrant Certificates...............................................................17
3.5        Notice of Extension of Qualification Deadline..............................................................17
3.6        Restrictions on Exercise to Ensure Compliance with U.S. Securities Laws....................................18

                                    ARTICLE 4
                                    COVENANTS

4.1        General Covenants..........................................................................................18
4.2        Securities Qualification Requirements......................................................................19
4.3        Trustee's Remuneration and Expenses........................................................................20
4.4        Performance of Covenants by Trustee........................................................................20

                                    ARTICLE 5
                                   ENFORCEMENT

5.1        Suits by Special Warrantholders............................................................................20
5.2        Immunity of Shareholders, Etc..............................................................................21
5.3        Limitation of Liability....................................................................................21

                                    ARTICLE 6
                       MEETINGS OF SPECIAL WARRANTHOLDERS

6.1        Right to Convene Meetings..................................................................................21
6.2        Notice.....................................................................................................22
6.3        Chair......................................................................................................22
6.4        Quorum.....................................................................................................22
6.5        Power to Adjourn...........................................................................................23
6.6        Show of Hands..............................................................................................23
6.7        Poll and Voting............................................................................................23
6.8        Regulations................................................................................................23
6.9        Corporation, Trustee and Counsel may be Represented........................................................24
6.10       Powers Exercisable by Extraordinary Resolution.............................................................24
6.11       Meaning of Extraordinary Resolution........................................................................25
6.12       Powers Cumulative..........................................................................................26
6.13       Minutes....................................................................................................26
6.14       Instruments in Writing.....................................................................................26
6.15       Binding Effect of Resolutions..............................................................................26
6.16       Holdings by the Corporation or Affiliates of the Corporation Disregarded...................................27

                                    ARTICLE 7
                             SUPPLEMENTAL INDENTURES

7.1        Supplemental Indentures....................................................................................27
7.2        Successor Corporations.....................................................................................28

                                    ARTICLE 8
                             CONCERNING THE TRUSTEE

8.1        Trust Indenture Legislation................................................................................28
8.2        Rights and Duties of Trustee...............................................................................29

8.3        Evidence, Experts and Advisers.............................................................................30
8.4        Documents Held by Trustee..................................................................................31
8.5        Actions by Trustee to Protect Interests....................................................................31
8.6        Trustee Not Required to Give Security......................................................................31
8.7        Protection of Trustee......................................................................................31
8.8        Replacement of Trustee.....................................................................................32
8.9        Conflict of Interest.......................................................................................33
8.10       Acceptance of Trusts.......................................................................................33
8.11       Trustee Not to be Appointed Receiver.......................................................................33
8.12       Indemnity of Trustee.......................................................................................33

                                    ARTICLE 9
                                     GENERAL

9.1        Notice.....................................................................................................34
9.2        Accidental Failure to Give Notice to Special Warrantholders................................................36
9.3        Counterparts and Formal Date...............................................................................36
9.4        Satisfaction and Discharge of Indenture....................................................................37
9.5        Provisions of Indenture and Special Warrants for the Sole Benefit of Parties and Special Warrantholders....37
9.6        Assignment.................................................................................................37
9.7        No Waiver, Etc.............................................................................................37
9.8        Further Assurances.........................................................................................38


                     THIS SPECIAL WARRANT INDENTURE made as of April 8, 2005.

B E T W E E N:

                               HEMOSOL CORP.,
                               a corporation existing under the laws of the Province of Ontario,

                               (hereinafter referred to as the "CORPORATION"),

                                                  - and -

                               COMPUTERSHARE TRUST COMPANY OF CANADA,
                               a trust company organized under the laws of Canada and authorized to carry on business as a trust company in all the provinces and territories of Canada,

                               (hereinafter referred to as the "TRUSTEE").

                     WHEREAS the Corporation proposes to issue and sell 10,945,746 special warrants;

                     AND WHEREAS the special warrants shall entitle the holder thereof to acquire, upon exercise thereof, without additional payment, one common share in the capital of the Corporation and one common share purchase warrant of the Corporation, all upon the terms and subject to the conditions contained herein;

                     AND WHEREAS for such purpose the Corporation deems it necessary to create and issue special warrants, to be constituted and issued in the manner hereinafter set forth;

                     AND WHEREAS the Corporation is duly authorized to create and issue the special warrants to be issued as hereinafter provided;

                     AND WHEREAS all things necessary have been done and performed to make the special warrants, when certified by the Trustee and issued in accordance with this Indenture, legal, valid and binding upon the Corporation with the benefits of and subject to the terms of this Indenture;

                     AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

                     AND WHEREAS the Trustee has agreed to enter into this Indenture and to hold all rights, interests and benefits of holders of special warrants issued pursuant to this Indenture for and on behalf of those persons who, from time to time, become holders of such special warrants;

                     NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given, the receipt and sufficiency of which are hereby acknowledged, the Corporation hereby appoints the Trustee as special warrant trustee for the holders of special warrants, to hold all rights, interests and benefits of holders of such special warrants issued pursuant to this Indenture for and on behalf of those persons who from time to time become holders of such special warrants, and it is hereby agreed and declared as follows:

                                    ARTICLE 1
                                 INTERPRETATION

1.1        DEFINITIONS

                     In this Indenture, unless there is something in the subject matter or context inconsistent therewith:

"AGENCY AGREEMENT" means the agency agreement dated as of March 30, 2005 between the Agents and the Corporation;

"AGENTS" means, collectively, LOM and LSG;

"AGGREGATE PURCHASE PRICE" means the aggregate Purchase Price received by the Corporation upon the issue and sale of the Special Warrants by the Corporation on the Closing Date, being Cdn$7,333,650 (or US$6,028,260);

"APPLICABLE LEGISLATION" has the meaning given to that term in section 8.1(a);

"BROKERS' WARRANTS CERTIFICATES" means the special broker's warrants certificates to be provided by the Corporation to the Agents, giving the Agents the right to acquire the number of Compensation Options equal to 5% of the number of Special Warrants;

"BUSINESS DAY" means a day that is not a Saturday, Sunday or civic or statutory holiday in Toronto, Ontario or a day on which the Trustee is not open for business;

"CAPITAL REORGANIZATION" has the meaning given to that term in section 2.13;

"CLOSING DATE" means the date hereof;

"CLOSING TIME" means 9:00 a.m. (Toronto time) on the Closing Date or such other time as the Corporation and the Agents may agree pursuant to the Agency Agreement;

"COMMON SHARES" means the fully paid and non-assessable common shares in the capital of the Corporation, as currently constituted;

"COMPENSATION OPTIONS" means the compensation options to be issued by the Corporation to the Agents upon the exercise of their rights set out in the Brokers' Warrants Certificates;

"CORPORATION" means Hemosol Corp., a corporation existing under the laws of Ontario, and its successors from time to time;

"CORPORATION'S AUDITORS" means Ernst & Young LLP or any other independent chartered accountant or firm of chartered accountants duly appointed as auditors of the Corporation from time to time;

"COUNSEL" means a barrister or solicitor or a firm of barristers or solicitors (who may be counsel for the Corporation) acceptable to the Trustee, acting reasonably;

"DECISION DOCUMENT" means the decision document issued by the Ontario Securities Commission evidencing that a receipt for the Preliminary Prospectus or Final Prospectus, as the case may be, has been issued in the Province of Ontario;

"DIRECTOR" means a director of the Corporation for the time being and, unless otherwise specified herein, any reference herein to an "ACTION OF THE DIRECTORS" means an action by the directors of the Corporation as a board or, whenever duly empowered, an action by a committee of directors;

"EXERCISE DATE" means, with respect to any Special Warrant, the date during the Exercise Period on which such Special Warrant is surrendered for exercise in accordance with Article 3;

"EXERCISE PERIOD" means, with respect to any of the Special Warrants, the period beginning at the Closing Time and ending at the Time of Expiry;

"EXPIRY DATE" means the date that is the earlier to occur of: (a) the fifth Business Day immediately following the Qualification Date; and (b) four months plus one day immediately following the Closing Date;

"EXTRAORDINARY RESOLUTION" has the meaning given to that term in section 6.11;

"FINAL PROSPECTUS" means the (final) prospectus of the Corporation relating to the distribution of the Qualifying Securities;

"LOM" means Loewen, Ondaatje, McCutcheon Limited and its successors from time to time;

"LSG" means Life Science Group, Inc. and its successors from time to time;

"NASDAQ" means the NASDAQ Stock Market;

"ONTARIO SECURITIES LAWS" means, collectively, the applicable securities laws of the province of Ontario and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policy statements, blanket orders and rules of the Ontario Securities Commission and the federal laws of Canada applicable therein;

"PERSON" includes, without limitation, an individual, corporation, partnership, joint venture, trust, firm, unincorporated organization or any other legal or business entity;

"PRELIMINARY PROSPECTUS" means the preliminary prospectus of the Corporation relating to the distribution of the Qualifying Securities;

"PURCHASE PRICE" has the meaning given to that term in section 2.1;

"PURCHASER" means any Special Warrantholder who purchased Special Warrants at the Closing Time;

"QUALIFICATION DATE" means the date on which a receipt is issued by the Ontario Securities Commission for the Final Prospectus;

"QUALIFICATION DEADLINE" means that date which is 90 days immediately following the Closing Date or such later date as may be agreed upon in writing by the Corporation and the Agents and notified to the Trustee and the Special Warrantholders pursuant to section 3.5;

"QUALIFYING SECURITIES" means the Common Shares and Warrants issuable upon the exercise of the Special Warrants and the Compensation Options issuable pursuant to the terms of the Brokers' Warrants Certificates;

"SHAREHOLDERS" means, collectively, the holders of record on the books of the Corporation of one or more Common Shares;

"SPECIAL WARRANT CERTIFICATES" has the meaning given to that term in section
2.1;

"SPECIAL WARRANTHOLDER" or "HOLDER" means a person whose name is entered for the time being in the register or registers therefore maintained pursuant to section 2.8(a) and, for greater certainty, in respect of any action purportedly taken by a holder in respect of the holder's Special Warrants, means the holder or the holder's successors, executors, administrators or other legal representatives or the holder's attorney duly appointed by instrument in writing in form, substance and execution satisfactory to the Trustee;

"SPECIAL WARRANTHOLDERS' REQUEST" means an instrument signed in one or more counterparts by Special Warrantholders holding in the aggregate not fewer than 25% of the then outstanding Special Warrants, requesting the Trustee to take some action or proceeding specified therein;

"SPECIAL WARRANTS" means special warrants of the Corporation entitling registered holders thereof upon exercise to acquire one Common Share and one Warrant, or such other securities or property calculated or otherwise determined pursuant to section 2.13 or 2.14, as the case may be;

"SUBSCRIPTION AGREEMENTS" means, collectively, the subscription agreements entered into between the Corporation and each Purchaser;

"SUCCESSOR" has the meaning given to that term in section 7.2;

"TIME OF EXPIRY" means 5:00 p.m. (Toronto time) on the Expiry Date;

"TSX" means the Toronto Stock Exchange;

"TRUSTEE" means Computershare Trust Company of Canada, a trust company organized under the laws of Canada, or its successors for the time being in the trusts hereby created;

"UNDERLYING SECURITIES" means the Common Shares and Warrants issuable upon the due and valid exercise of the Special Warrants, including the shares or other securities or property issuable upon the exercise of the Special Warrants as a result of any adjustment pursuant to section 2.13 or 2.14, which will be qualified for distribution by the Final Prospectus;

"U.S. PERSON" means a U.S. Person, as that term is defined in Regulation S under the U.S. Securities Act;

"U.S. SECURITIES ACT" means the United States Securities Act of 1933, as amended;

"U.S. SECURITIES LAWS" means the U.S. Securities Act, all rules and regulations promulgated thereunder and the applicable securities ("blue sky") laws of the United States;

"WARRANTS" means the common share purchase warrants of the Corporation, each Warrant entitling the holder thereof to purchase one Common Share at an exercise price of $1.00 per Common Share at any time on or prior to the date that is 60 months immediately following the Closing Date; and

"WRITTEN ORDER OF THE CORPORATION", "WRITTEN REQUEST OF THE CORPORATION", ""CERTIFICATE OF THE CORPORATION" and any other document required to be signed by the Corporation means, respectively, a written order, request, consent, certificate or other document signed in the name of the Corporation by any one of the chairman of the board, vice-chairman, chief executive officer, president, secretary, any senior vice-president or any vice-president of the Corporation, and may consist of one or more instruments so executed.

1.2        SECTIONS AND HEADINGS

                     The division of this Indenture into Articles and sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture. The terms, "this Indenture", "herein", "hereby", "hereof" and "hereunder" and similar expressions refer to this special warrant indenture and not to any particular Article, section or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless otherwise specified, references herein to Articles, sections and Schedules are to the specified Articles or sections of or Schedules to this Indenture.

1.3        NUMBER AND GENDER

                     In this Indenture, words importing the singular include the plural and vice versa and words importing any gender shall include the masculine, feminine and neuter genders.

1.4        BUSINESS DAY

                     In the event that any day on or before which any action is required or permitted to be taken hereunder is not a Business Day, then such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.5        TIME OF THE ESSENCE

                     Time shall be of the essence in all respects in this Indenture and the Special Warrants.

1.6        APPLICABLE LAW

                     This Indenture and the Special Warrants shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.7        SEVERABILITY

                     If any provision of this Indenture shall be held by any court of competent jurisdiction to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the validity or enforceability of the remaining provisions, or part thereof, of this Indenture and such remaining provisions, or part thereof, shall remain enforceable and binding.

1.8        SCHEDULES

                     The following Schedules are attached to and form part of this Indenture:

                     Schedule A - Form of Special Warrant Certificate Schedule B - Representations, Warranties and Covenants

                                   ARTICLE 2
                            ISSUE OF SPECIAL WARRANTS

2.1        ISSUE OF SPECIAL WARRANTS

                     A total of 10,945,746 Special Warrants entitling the registered holders thereof to acquire an aggregate of 10,945,746 Common Shares and an aggregate of 10,945,746 Warrants, or such other kind and amount of Underlying Securities pursuant to section 2.13 or 2.14, as the case may be, are hereby created and authorized to be issued hereunder upon the terms and conditions herein set forth at a purchase price of Cdn.$0.67 per Special Warrant (the "PURCHASE PRICE"). Certificates evidencing the Special Warrants (the

"SPECIAL WARRANT CERTIFICATE") shall be executed by the Corporation and certified by or on behalf of the Trustee upon the written order of the Corporation and delivered by the Corporation in accordance with sections 2.3 and
2.4 against payment of the Aggregate Purchase Price.

2.2        FORM AND TERMS OF SPECIAL WARRANTS

                     (a) The Special Warrant Certificates shall be substantially in the form set out in Schedule A. The Special Warrant Certificates shall be fully registered, shall be dated as of the date hereof (regardless of their actual date of issue), and shall have such distinguishing letters and numbers as the Corporation may, with the approval of the Trustee, prescribe. Special Warrant Certificates may be engraved, lithographed, printed or typewritten or partly in one form and partly in another, as the Corporation with the approval of the Trustee may determine.

                     (b) Each Special Warrant authorized to be issued hereunder shall entitle the holder thereof to acquire (subject to section 3.1(a) as applicable), at no additional cost, one Common Share and one Warrant, or such other kinds and amounts of Underlying Securities or property calculated pursuant to section 2.13 or 2.14, as the case may be, in accordance with the provisions of this Indenture.

                     (c) Fractional Special Warrants shall not be issued or otherwise provided for.

                     (d) Any legends to be typed on to the Special Warrant Certificates or the Underlying Securities shall be typed thereon in accordance with the provisions of this Indenture upon the written direction of the Corporation. The Trustee and the Corporation have no duty to ensure that the Special Warrantholders comply with the provisions of any such legend.

                     (e) All Special Warrant Certificates and all certificates representing the Underlying Securities issued upon exercise of the Special Warrants on or before the Qualification Date, and each certificate issued in transfer thereof, shall, and the Trustee is hereby directed to, have typed thereon the following legend:

           "UNLESS PERMITTED BY SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE AUGUST 9, 2005."

                     (f) All Special Warrant Certificates and all certificates representing the Underlying Securities issued upon exercise of the Special Warrants issued to U.S. Persons, and each certificate issued in transfer thereof, shall, and the Trustee is hereby directed to, have typed thereon, until such time as it is no longer required under the U.S. Securities Laws, the following legend:

           "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ( THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR

           OTHERWISE TRANSFERRED EXCEPT (A) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS (PROVIDED THE AVAILABILITY OF SUCH EXEMPTION SHALL BE ESTABLISHED TO THE REASONABLE SATISFACTION OF COUNSEL TO HEMOSOL CORP. (THE "CORPORATION"), (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (C) IN A TRANSACTION NOT SUBJECT TO THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. IN THE EVENT THAT, PURSUANT TO CLAUSE (C) ABOVE, THE SECURITIES ARE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN A TRANSACTION OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AT A TIME WHEN THE CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN RULE 902 UNDER THE SECURITIES ACT, THIS LEGEND MAY BE REMOVED BY PROVIDING A DECLARATION TO THE CORPORATION'S TRANSFER AGENT, IN SUCH FORM AS THE CORPORATION MAY REASONABLY PRESCRIBE, TO THE EFFECT THAT SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF THE SECURITIES ACT."

                     (g) All certificates representing the Underlying Securities issued upon the exercise of the Special Warrants represented by a Special Warrant Certificate pursuant to section 3.1 or 3.2 on or before the Qualification Date, and which bear the legend referred to in section 2.2(e), and each certificate issued in transfer thereof, shall and the Trustee is hereby directed to, have typed thereon the following legend:

           "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE, HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE."

2.3        SIGNING OF SPECIAL WARRANT CERTIFICATES

                     The Special Warrant Certificates shall be signed by any senior officer of the Corporation, and may but need not be under the corporate seal of the Corporation or a reproduction thereof. The signature of such officer may be mechanically reproduced in facsimile and Special Warrant Certificates bearing such facsimile signatures shall be binding upon the Corporation as if they had been manually signed by such officer. Notwithstanding that the person whose manual or facsimile signature appears on any Special Warrant Certificate as such officer may no longer hold office at the date of issue of such Special Warrant Certificate or at the date of certification or delivery thereof, any Special Warrant Certificate signed as aforesaid shall, subject to section 2.4, be valid and binding upon the Corporation and the registered holder thereof shall be entitled to the benefits of this Indenture.

2.4        CERTIFICATION BY THE TRUSTEE

                     (a) No Special Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the registered holder to the benefit hereof or thereof until it has been certified by manual signature by or on behalf of the Trustee in the form of the certificate set out in Schedule A and such certification by the Trustee upon any Special Warrant Certificate shall be conclusive evidence as against the Corporation that the Special Warrant Certificate so certified has been duly issued hereunder and the holder is entitled to the benefits hereof.

                     (b) The certification of the Trustee on Special Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or the Special Warrants (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Special Warrants or any of them or of the consideration therefor except as otherwise specified herein.

2.5        SPECIAL WARRANTHOLDER NOT A SHAREHOLDER, ETC.

                     The holding of a Special Warrant shall not be construed as conferring upon a Special Warrantholder any right or interest whatsoever as a Shareholder nor entitle the holder to any right or interest in respect thereof except as expressly provided herein and in the Special Warrants.

2.6        ISSUE IN SUBSTITUTION FOR LOST SPECIAL WARRANT CERTIFICATES

                     (a) In the case where any of the Special Warrant Certificates shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law and section 2.6(b), shall issue and thereupon the Trustee shall certify and deliver a new Special Warrant Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated certificate, or in lieu of and in substitution for such lost, destroyed or stolen certificate, and the substituted certificate shall be in a form approved by the Trustee and the holder thereof shall be entitled to the benefits hereof and such substituted certificate shall rank equally in accordance with its terms with all other Special Warrant Certificates issued or to be issued hereunder.

                     (b) The applicant for the issue of a new Special Warrant Certificate pursuant to this section 2.6 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Trustee such evidence of ownership and of the loss, destruction or theft of the certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Trustee in their sole discretion, and such applicant may also be required to furnish an indemnity or security in amount and form satisfactory to the Corporation and the Trustee in their sole discretion and shall pay the reasonable charges of the Corporation and the Trustee in connection therewith.

2.7        SPECIAL WARRANTS TO RANK PARI PASSU

                     All Special Warrants shall rank pari passu, whatever may be the actual date of issue of certificates evidencing same.

2.8        REGISTERS FOR SPECIAL WARRANTS

                     (a) The Corporation shall cause to be kept by the Trustee at its principal office in the City of Toronto a register of holders of Special Warrants in which shall be entered the names and addresses of the holders of the Special Warrants and the number of Special Warrants held by them.

                     (b) No transfer of a Special Warrant shall be valid unless made by:

                      (i) the holder or the holder's successors, executors, administrators or other legal representatives or the holder's attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee with signatures guaranteed by a Canadian chartered bank, a Canadian trust company, a Medallion Signature Guarantee from a member of a recognized Signature Medallion Guarantee Program, or in the United States by a bank, savings and loan association, building and loan association, cooperative bank or similar institution which is supervised or exercised by a state or federal authority having authority over such entity; or

                      (ii) the liquidator of, or a trustee in bankruptcy for, a Special Warrantholder,

in each case accompanied by an opinion of counsel as evidence of satisfactory compliance with all applicable securities laws, including the Ontario Securities Laws and the U.S. Securities Laws, and in compliance with such reasonable requirements as the Trustee and the Corporation may prescribe and recorded on the register of transfers maintained by the Trustee pursuant to section 2.8(a), nor until all stamp taxes or governmental or other charges arising by reason of such transfer have been paid by the Special Warrantholder. The Trustee may assume that all transfers of Special Warrants comply with applicable Ontario Securities Laws and U.S. Securities Laws.

2.9        TRANSFEREE ENTITLED TO REGISTRATION

                     The transferee of a Special Warrant shall, after the transfer form attached to the Special Warrant Certificate and any other form of transfer acceptable to the Trustee (which may include the obligation of the transferee to provide representations, warranties and covenants equivalent to those contained in section 10 of Schedule A to the Subscription Agreements, which representations, warranties and covenants are attached hereto as Schedule B; no such obligation shall exist unless the Corporation notifies the Trustee otherwise) is duly completed and the Special Warrant Certificate is lodged with the Trustee and upon compliance with all other conditions in that regard required by this Indenture or by law, be entitled to have his name entered on the register of holders as the owner of such Special Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Special Warrant, save in respect of equities of which the Corporation or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

2.10       REGISTERS OPEN FOR INSPECTION

                     The registers referred to in section 2.8 shall be open at all reasonable times for inspection by the Corporation, the Trustee or any Special Warrantholder. The Trustee shall, from time to time when requested to do so in writing by the Corporation, furnish the Corporation with a list of the names and addresses of holders of Special Warrants entered in the register of holders kept by the Trustee and showing the number of Underlying Securities that might then be acquired upon the exercise of the Special Warrants held by each such holder.

2.11       EXCHANGE OF SPECIAL WARRANTS

                     (a) Special Warrant Certificates may, upon compliance with the reasonable requirements of the Trustee, be exchanged for Special Warrant Certificates in any other authorized denomination representing in the aggregate the same number of Special Warrants. The Corporation shall sign and the Trustee shall certify, in accordance with sections 2.3 and 2.4, all Special Warrant Certificates necessary to carry out the exchanges contemplated herein.

                     (b) Special Warrant Certificates may be exchanged only at the principal office of the Trustee in the City of Toronto or at any other place that is designated by the Corporation with the approval of the Trustee. Any Special Warrant Certificates tendered for exchange shall be surrendered to the Trustee and cancelled.

                     (c) No charge will be levied upon a presenter of a Special Warrant Certificate pursuant to this Indenture for the transfer of any Special Warrant or for the exchange of any Special Warrant Certificate, and reimbursement of the Trustee or the Corporation for any and all taxes or governmental or other charges required to be paid shall be made by the person requesting such exchange as a condition precedent to such exchange.

2.12       OWNERSHIP OF SPECIAL WARRANTS

                     The Corporation and the Trustee shall deem and treat the registered holder of any Special Warrant Certificate as the absolute owner of the Special Warrant represented thereby for all purposes, and the Corporation and the Trustee shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction. A Special Warrantholder shall be entitled to the rights evidenced by such Special Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any such Special Warrantholder of Underlying Securities pursuant thereto shall be a good discharge to the Corporation and the Trustee for the same and neither the Corporation nor the Trustee shall be bound to inquire into the title of any such holder except where the Corporation or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction.

2.13       ADJUSTMENT OF EXERCISE RIGHTS

                     Subject to sections 2.14 and 2.15, if at any time after the date hereof and prior to the Time of Expiry, and provided any Special Warrants remain outstanding, there shall occur:

           (a) a reclassification of the Common Shares outstanding at any time or a change of the Common Shares into other shares or securities or a subdivision or consolidation of the Common Shares into a greater or lesser number of shares, or any other capital reorganization;

           (b) a consolidation, amalgamation or merger of the Corporation with or into any other person (other than a consolidation, amalgamation or merger that does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other securities) or a statutory arrangement or similar transaction whereby the outstanding Common Shares are exchanged for other securities of the Corporation or another entity;

           (c) a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another person; or

           (d) an issue or distribution to the holders of all or substantially all the Corporation's outstanding Common Shares of securities of the Corporation, including rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares, or any property or assets, excluding dividends (other than stock dividends) paid or other distributions made in the ordinary course by the Corporation, and excluding securities issued pursuant to stock options or a stock option or stock purchase plan of the Corporation, any of such events being called a "CAPITAL REORGANIZATION", the holder of any Special Warrant who thereafter shall exercise his right to acquire Underlying Securities shall be entitled to receive, and shall accept for no extra cost, in lieu of the number of Underlying Securities that he was theretofore entitled upon such exercise, the kind and amount of Common Shares or other securities or property which such holder would have received had he exercised his right to acquire Underlying Securities immediately prior to the effective date or record date, as the case may be, of the Capital Reorganization and had he been the registered holder of such Underlying Securities on such effective date or record date, as the case may be. If determined appropriate by the Corporation, acting reasonably, appropriate adjustments shall be made as a result of any such

Capital Reorganization in the application of the provisions set forth hereinafter in this Article 2 with respect to the rights and interests thereafter of Special Warrantholders with the result that the provisions set forth hereinafter in this Article 2 shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Special Warrant. Any such adjustments shall be made by and set forth in an indenture supplemental hereto approved by action of the directors and shall for all purposes be conclusively deemed to be an appropriate adjustment absent manifest error.

2.14       ADJUSTMENT RULES

                     (a) The adjustments provided for in section 2.13 are cumulative and shall apply (without duplication) to successive Capital Reorganizations or other events resulting in any adjustment under the provisions of section 2.13; provided that, notwithstanding any other provision of this
Article 2, no adjustment shall be made in the number of Underlying Securities that may be acquired on the exercise of a Special Warrant unless it would result in a change of at least one one-hundredth of an Underlying Security (provided, however, that any adjustments that by reason of this section 2.14(a) are not required to be made shall be carried forward and taken into account in any subsequent adjustment).

                     (b) If any question shall arise with respect to the adjustments provided in this Article 2, such question shall, absent manifest error, be conclusively determined by a firm of chartered accountants appointed by the Corporation (who may be the Corporation's auditors) and acceptable to the Trustee, acting reasonably; such chartered accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Trustee and the Special Warrantholders, absent manifest error. In the event that any such determination is made, the Corporation shall deliver a certificate to the Trustee describing such determination and confirming such consent.

                     (c) Subject to the prior written consent of the TSX, no adjustment in the number of Underlying Securities that may be acquired upon the exercise of a Special Warrant shall be made in respect of any event described in section 2.13 if Special Warrantholders are entitled to participate in such event on the same terms mutatis mutandis as if Special Warrantholders had exercised their Special Warrants prior to or on the effective date or record date of such event.

                     (d) In case the Corporation after the date of this Indenture shall take any action affecting the Common Shares other than an action described in this Article 2, which in the opinion of the directors would materially affect the rights of Special Warrantholders, the directors shall take such action as is necessary to adjust the number of Underlying Securities that may be acquired upon exercise of a Special Warrant and/or shall take such other action as they, in their sole discretion, may determine to be equitable in the circumstances, provided that no such adjustment will be made unless the prior written approval of the TSX, NASDAQ and any other stock exchange on which the Common Shares are listed for trading, if required, has been obtained. Failure of the directors to make such an adjustment shall be prima facie evidence that the directors have determined that it is equitable to make no adjustment in the circumstances. In the event that any such adjustment is made, the Corporation shall deliver a certificate of the Corporation to the Trustee describing such adjustment.

                     (e) If the Corporation shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any issuance or distribution or for the issuance of any rights, options or warrants and shall thereafter and before such distribution or issuance to such shareholders legally abandon its plan to make such distribution or issuance, then no adjustment in the number of Underlying Securities that may be acquired upon the exercise of any Special Warrant shall be required by reason of the setting of such record date.

                     (f) The Corporation shall not be required to issue fractional securities in satisfaction of its obligations hereunder. If any fractional interest in an Underlying Security would, except for this section 2.14(f), be deliverable upon the exercise of a Special Warrant, the number of Underlying Securities to be issued upon the exercise of the Special Warrant shall be a whole number of such Underlying Securities excluding the fraction and the Corporation shall pay to the Special Warrantholder by cheque the result obtained when the fraction of such Underlying Security not so received is multiplied by the closing price of the Underlying Securities on the TSX on the day immediately preceding the date of exercise. If the Underlying Securities are not listed and posted for trading on the TSX, then the Corporation shall make a cash payment equal to the fair value of the fraction of such Underlying Security not so issued as determined by action of the directors in their sole discretion.

2.15       PROCEEDINGS PRIOR TO ANY ACTION REQUIRING ADJUSTMENT

                     As a condition precedent to the taking of any action which would require an adjustment pursuant to section 2.13, the Corporation shall take any action that may, in the opinion of counsel, be necessary in order that the Corporation may validly and legally issue as fully paid and non-assessable all the Underlying Securities that the holders of the Special Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

2.16       NOTICE OF ADJUSTMENT OF EXERCISE RIGHTS

                     (a) At the first practicable opportunity prior to the effective date or record date, as the case may be, of any event that requires or that may require an adjustment in any of the exercise rights pursuant to any of the Special Warrants, including the number of Underlying Securities that may be acquired upon the exercise thereof, the Corporation shall:

                      (i) file with the Trustee a certificate of the Corporation specifying the particulars of such event and, if determinable, the required adjustment and the computation of such adjustment; and

                      (ii) give notice to the Special Warrantholders of the particulars of such event and, if determinable, the required adjustment.

                     (b) In case any adjustment for which a notice in section 2.16(a) has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable:

                      (i) file a certificate of the Corporation with the Trustee showing how such adjustment was computed; and

                      (ii) give notice to the Special Warrantholders of the adjustment.

                     (c) The Trustee may act and rely for all purposes upon any certificates and any other documents filed by the Corporation pursuant to this section 2.16.

2.17       NO DUTY TO INQUIRE

                     The Trustee shall not at any time be under any duty or responsibility to any Special Warrantholder to determine whether any facts exist which may require any adjustment contemplated by sections 2.13 and 2.14, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same. The Trustee shall not be accountable with respect to the validity or value (or the kind or amount) of any securities or property which may at any time be issued or delivered upon the exercise of any Special Warrant.

                                   ARTICLE 3
                          EXERCISE OF SPECIAL WARRANTS

3.1        METHOD OF EXERCISE OF SPECIAL WARRANTS

                     (a) Subject to the provisions of section 3.3, a Special Warrantholder may during the Exercise Period exercise the right thereby conferred on such holder to acquire, without further payment (except as provided in section 3.1(b)), the Underlying Securities to which such holder's Special Warrants entitle it, by surrendering such Special Warrants to the Trustee at any time during the Exercise Period at its principal office in the City of Toronto (or at such additional place or places as may be decided by the Corporation from time to time with the approval of the Trustee), with a duly completed and executed exercise form substantially in the form set out in the Special Warrant Certificate. A Special Warrant Certificate with the duly completed and executed exercise form shall be deemed to be surrendered only upon personal delivery thereof to, or if sent by mail or other means of transmission upon actual receipt thereof by, the Trustee.

                     (b) Any exercise form referred to in section 3.1(a) shall be signed by the Special Warrantholder. If any of the Underlying Securities to be issued to a person or persons other than the Special Warrantholder, the signatures set out in the exercise form referred to in section 3.1(a) shall be guaranteed by a Canadian chartered bank, a Canadian trust company, a Medallion Signature Guarantee from a member of a recognized Signature Medallion Guarantee Program, or in the United States by a bank, savings and loan association, building and loan association, cooperative bank or similar institution which is supervised or exercised by a state or federal authority having authority over such entity, and the Special Warrantholder shall pay to the Corporation all applicable transfer or similar taxes and neither the Corporation nor the Trustee shall be required to issue or deliver certificates evidencing Underlying Securities unless or until such Special Warrantholder shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or that no tax is due. The exercise form attached to the Special Warrant Certificate shall be completed to specify the person or persons in whose name or names the Underlying Securities to be issued upon exercise are to be registered, such person's or persons' address or addresses and the number of Underlying Securities to be issued to each person if more than one is so specified.

                     (c) For greater certainty, none of the Special Warrants may be exercised prior to the beginning of the Exercise Period.

3.2        EXERCISE OF SPECIAL WARRANTS BY THE TRUSTEE

                     (a) If at the Time of Expiry the holder of a Special Warrant has not exercised such holder's right to acquire Underlying Securities during the Exercise Period in accordance with section 3.1, the Special Warrants held by such holder shall be exercised on behalf of such Special Warrantholder by the Trustee, without any further action on the part of such Special Warrantholder, immediately at the Time of Expiry.

                     (b) If a Decision Document is issued for the Final Prospectus by the Ontario Securities Commission during the Exercise Period, the Corporation shall forthwith give notice of such occurrence, together with a copy of the Final Prospectus and Decision Document therefor, to the Trustee.

                     (c) As soon as practicable following the exercise of the Special Warrants pursuant to this section 3.2, the Trustee shall notify each of the holders of such Special Warrants that such Special Warrants have been exercised and that the holders thereof have acquired the Underlying Securities into which such Special Warrants were exercisable and shall be entered in the relevant register(s) of holders of Underlying Securities, in each case, effective as at the Time of Expiry, and, upon surrendering such Special Warrants to the Trustee at its principal office in the City of Toronto (or at such additional place or places as may be decided by the Corporation from time to time with the approval of the Trustee), shall receive certificates for the Underlying Securities to which such holders have become entitled upon the surrender of the Special Warrant Certificate(s) representing such Special Warrants in accordance with section 3.1, as applicable, such form of notice to be provided to the Trustee by the Corporation.

3.3        EFFECT OF EXERCISE OF SPECIAL WARRANTS

                     (a) Upon compliance by a Special Warrantholder with section
3.1 or the exercise of the Special Warrants pursuant to section 3.2, the Underlying Securities shall be deemed to have been issued and the person to whom such Underlying Securities are to be issued shall be deemed to have become the holder of record of such Underlying Securities on the Exercise Date unless the transfer registers of the Corporation for the Underlying Securities shall be closed on such date, in which case the Underlying Securities shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Underlying Securities on the date on which such transfer registers are reopened.

                     (b) Forthwith following the due exercise by a Special Warrantholder of Special Warrants in accordance with section 3.1 or the deemed exercise of the Special Warrants pursuant to section 3.2, the Trustee shall deliver to the Corporation a notice setting out the particulars of the Special Warrants exercised, the person in whose name the Underlying Securities are to be issued and the address of such person, with a copy of such notice to the trustee under the warrant indenture of even date herewith governing the Warrants.

                     (c) Within three Business Days of receipt of the notice referred to in section 3.3(b), the Corporation shall, in the case of the exercise of the Special Warrants pursuant to section 3.1, cause to be mailed to the person in whose name the Underlying Securities are to be issued, as specified in the exercise form attached to the Special Warrant Certificate, at the address specified in such exercise form, or, if so specified in such exercise form, cause to be delivered to such person at the office of the Trustee where such Special Warrant Certificate was surrendered, or in the case of the deemed exercise of the Special Warrant pursuant to section 3.2, cause to be mailed to the holder of the Special Warrant at the address of such person last appearing on the register of Special Warrantholders maintained by the Trustee pursuant to section 2.8(a), a certificate or certificates for the Underlying Securities to which the Special Warrantholder is entitled. The Trustee may assume that the issuance of the Common Shares and the Warrants upon the exercise of Special Warrants complies with all applicable Ontario Securities Laws and U.S. Securities Laws unless otherwise notified in writing by the Corporation.

                     (d) If at the time of any exercise of the Special Warrants there remain trading restrictions on the Underlying Securities pursuant to applicable securities laws, the Corporation may, upon the advice of counsel, endorse any certificates representing the Underlying Securities to such effect.

3.4        CANCELLATION OF SPECIAL WARRANT CERTIFICATES

                     All Special Warrant Certificates surrendered to the Trustee pursuant to sections 2.6, 2.9, 2.11, 3.1 or 3.2 shall be cancelled by the Trustee. The Trustee shall, if required by the Corporation, furnish the Corporation with a certificate identifying the Special Warrant Certificates so cancelled and deemed to have been cancelled. All Special Warrants represented by Special Warrant Certificates that have been cancelled or have been deemed to have been cancelled pursuant to this section 3.4 shall be without further force or effect whatsoever.

3.5        NOTICE OF EXTENSION OF QUALIFICATION DEADLINE

                     If the Corporation and the Agents extend the Qualification Deadline, the Corporation shall forthwith give notice in writing thereof to the Trustee and the Special Warrantholders.

3.6        RESTRICTIONS ON EXERCISE TO ENSURE COMPLIANCE WITH U.S. SECURITIES
           LAWS

                     The Special Warrants and the Underlying Securities to be issued upon the exercise of Special Warrants have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and Special Warrants and Underlying Securities may not be transferred or exercised by or on behalf of any U.S. Person except:

           (a) pursuant to an effective registration statement under the U.S. Securities Act;

           (b)        pursuant to an exemption from registration under the U.S.
                      Securities Act and such other applicable U.S. Securities Laws (provided the availability of such exemption shall be established to the reasonable satisfaction of counsel to the Corporation);

           (c) in a transaction not subject to the U.S. Securities Act and such other applicable U.S. Securities Laws (provided that in the event that any Special Warrants or Underlying Securities are offered, sold, pledged or otherwise transferred in a transaction outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act at a time when the Corporation is a "foreign issuer" as defined in Rule 902 under the U.S. Securities Act, the U.S. Legend may be removed by providing a declaration to the Corporation's transfer agent or the Trustee, as applicable, in such form as the Corporation may reasonably prescribe, to the effect that such offer, sale, pledge or other transfer of Securities is being made in compliance with Rule 904 of the U.S. Securities Act); or

           (d) the Purchaser provides the Corporation with reasonable assurances (in the form of seller and broker representation letters) that the Special Warrants or Underlying Securities can be sold pursuant to (A) Rule 144 promulgated under the U.S. Securities Act, or (B) Rule 144(k) promulgated under the U.S. Securities Act, in each case, following the applicable holding period set forth therein.

                                    ARTICLE 4
                                    COVENANTS

4.1        GENERAL COVENANTS

                     The Corporation covenants with the Trustee that so long as any Special Warrants remain outstanding and able to be exercised it shall:

           (a) at all times maintain its corporate existence and carry on and conduct its business in accordance with good business practice and will keep or cause to be kept proper books of account in accordance with generally accepted accounting practice;

           (b) send to each Special Warrantholder copies of all financial statements and other material furnished to the holders of Common Shares after the date of this Indenture;

           (c) reserve and there will remain unissued out of its authorized capital a sufficient number of Underlying Securities to satisfy the rights of Special Warrantholders provided for herein;

           (d) cause the Underlying Securities to be issued on exercise of the Special Warrants in the manner herein provided and the certificates representing such Underlying Securities to be duly issued and delivered in accordance with the Special Warrants and the terms hereof;

           (e) ensure that all Underlying Securities that shall be issued upon the exercise of Special Warrants as provided for herein shall be issued as fully paid and non-assessable and the holders thereof shall not be liable to the Corporation or its creditors in respect thereof;

           (f) use its reasonable best efforts to obtain from the Ontario Securities Commission, as soon as practicable, a receipt or similar document for the Final Prospectus;

           (g) use its reasonable best efforts to maintain the listing of the Common Shares on the TSX to ensure that the Common Shares issuable upon the exercise of the Special Warrants will be listed and posted for trading on such exchanges simultaneously with or as soon as practicable following their issue;

           (h) use its reasonable best efforts to maintain the Corporation's status as a "reporting issuer" under, and not be in default in any material respect of the applicable requirements of (other than the filing of the Corporation's renewal annual information form pursuant to the requirements of National Instrument 51-102 - Continuous Disclosure Obligations for the fiscal year ended 2004), the Ontario Securities Laws from the date hereof up to and including the date that is the fourth month plus one day immediately following the Closing Date; and

           (i) perform all its covenants and carry out all of the acts or things to be done by it as provided in this Indenture.

4.2        SECURITIES QUALIFICATION REQUIREMENTS

                     (a) If, in the opinion of counsel, any instrument (other than the Final Prospectus) is required to be filed with, or any permission, order or ruling is required to be obtained from, the Ontario Securities Commission or any other step is required under any federal or provincial law of Canada before the Underlying Securities may be issued or delivered to a Special Warrantholder (other than as a result of the Special Warrantholder failing to comply with its representations, warranties or covenants in the Subscription Agreements or an Agent failing to comply with its representations, warranties or covenants in the Agency Agreement), the Corporation covenants that it will use its reasonable best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions as are required or appropriate in the circumstances.

                     (b) The Corporation will give written notice of the issue of the Special Warrants and the Underlying Securities pursuant to the exercise of Special Warrants, in such detail as may be required, to the TSX and the Ontario Securities Commission.

4.3        TRUSTEE'S REMUNERATION AND EXPENSES

                     The Corporation covenants that it will pay to the Trustee the fees agreed to by the Corporation and the Trustee from time to time for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses and disbursements of the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the negligence, wilful misconduct or bad faith of the Trustee. Any amount due under this section and unpaid 30 days after request for such payment shall bear interest from the expiration of such 30 days at a rate per annum equal to the then current rate charged by the Trustee from time to time, payable on demand.

4.4        PERFORMANCE OF COVENANTS BY TRUSTEE

                     If the Corporation shall fail to perform any of its covenants contained in this Indenture and the Corporation has not rectified such failure within 20 Business Days after receiving written notice from the Trustee of such failure, the Trustee may notify the Special Warrantholders of such failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Special Warrantholders of such performance by it. All reasonable sums expended or disbursed by the Trustee in so doing shall be repayable as provided in section 4.3. No such performance, expenditure or disbursement by the Trustee shall be deemed to relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

                                    ARTICLE 5
                                   ENFORCEMENT

5.1        SUITS BY SPECIAL WARRANTHOLDERS

                     All or any of the rights conferred upon a Special Warrantholder by the terms of the Special Warrants held by such Special Warrantholder and/or this Indenture may be enforced by such Special Warrantholder by appropriate legal proceedings, but subject to the rights that are hereby conferred upon the Trustee and subject to section 6.10. No Special Warrantholder shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file a proof of claim in any liquidation or bankruptcy proceedings or for any other remedy hereunder unless: (a) the Special Warrantholders by extraordinary resolution shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity to proceed to complete any action or suit for any such purpose whether or not on its own; (b) the Special Warrantholders or any of them shall have furnished to the Trustee, once requested by the Trustee, sufficient funds or security and indemnity satisfactory to it against costs, expenses and liabilities to be incurred therein or thereby; and (c) the Trustee shall have failed to act within a reasonable time or the Trustee shall have failed to have actively pursued any such action, suit or proceeding.

5.2        IMMUNITY OF SHAREHOLDERS, ETC.

                     Subject to the rights of the Special Warrantholders in their respective Subscription Agreements, the Trustee and, by the acceptance of the Special Warrant Certificates and as part of the consideration for the issue of the Special Warrants, the Special Warrantholders, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in his capacity as an incorporator or any past, present or future shareholder or other securityholder, director, officer, employee or agent of the Corporation for the creation and issue of the Underlying Securities pursuant to any Special Warrant or on any covenant, agreement, representation or warranty by the Corporation herein or contained in the Special Warrant Certificates.

5.3        LIMITATION OF LIABILITY

                     The obligations of the Corporation hereunder are not personally binding upon, nor shall resort hereunder be had to, the directors or shareholders of the Corporation or any of the past, present or future directors or shareholders of the Corporation or any of the past, present or future officers, employees or agents of the Corporation, but only the Corporation and its property shall be bound in respect hereof.

                                    ARTICLE 6
                       MEETINGS OF SPECIAL WARRANTHOLDERS

6.1        RIGHT TO CONVENE MEETINGS

                     The Trustee may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Special Warrantholders' Request, convene a meeting of the Special Warrantholders provided that the Trustee is indemnified and funded to its reasonable satisfaction by the Corporation or by the Special Warrantholders signing such Special Warrantholders' Request against the costs, charges, expenses and liabilities that may be incurred in connection with the calling and holding of such meeting. If within 15 Business Days after the receipt of a written request of the Corporation or a Special Warrantholders' Request and funding and indemnity given as aforesaid the Trustee fails to give the requisite notice specified in section 6.2 to convene a meeting, the Corporation or such Special Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved by the Trustee.

6.2        NOTICE

                     At least 15 days' prior notice of any meeting of Special Warrantholders shall be given to the Special Warrantholders in the manner provided for in section 9.1 and a copy of such notice shall be delivered to the Trustee, unless the meeting has been called by it, and to the Corporation, unless the meeting has been called by it. Such notice shall state the time and place of the meeting, the general nature of the business to be transacted and shall contain such information as is reasonably necessary to enable the Special Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 6. The notice convening any such meeting may be signed by an appropriate officer of the Trustee or of the Corporation or the person designated by such Special Warrantholders, as the case may be.

                     6.3 CHAIR The Trustee may nominate in writing an individual, who need not be a Special Warrantholder, to be Chair of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Special Warrantholders present in person or by proxy shall appoint an individual present to be Chair.

6.4        QUORUM

                     Subject to section 6.11, at any meeting of the Special Warrantholders, a quorum shall consist of Special Warrantholders present in person or represented by proxy holding at least 10% of the aggregate number of Special Warrants then unexercised and outstanding, in all cases provided that at least two persons entitled to vote thereat are personally present.

                     In all cases, if a quorum of the Special Warrantholders shall not be present within a half-hour from the time fixed for holding any meeting, the meeting, if summoned by the Special Warrantholders or on a Special Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business
Day) at the same time and place to the extent possible and, subject to section 6.11, no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. At the adjourned meeting, the Special Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be holding at least 10% of the aggregate number of Special Warrants then unexercised and outstanding. No business shall be transacted at any meeting unless a quorum is present at the commencement of business.

6.5        POWER TO ADJOURN

                     The Chair of any meeting at which a quorum of the Special Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

6.6        SHOW OF HANDS

                     Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the Chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

6.7        POLL AND VOTING

                     On every extraordinary resolution, and when demanded by the Chair or by one or more of the Special Warrantholders acting in person or by proxy on any other question submitted to a meeting and after a vote by show of hands, a poll shall be taken in such manner as the Chair shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll. On a show of hands, every person who is present and entitled to vote, whether as a Special Warrantholder or as proxy for one or more absent Special Warrantholders, or both, shall have one vote. On a poll, each Special Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each whole Special Warrant then held by him. A proxyholder need not be a Special Warrantholder. The Chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Special Warrants, if any, held or represented by him.

6.8        REGULATIONS

                     Subject to the provisions of this Indenture, the Trustee or the Corporation with the approval of the Trustee may from time to time make the following regulations and from time to time vary such regulations as it shall consider necessary or appropriate:

           (a) for the deposit of instruments appointing proxies at such place and time as the Trustee, the Corporation or the Special Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

           (b) for the deposit of instruments appointing proxies at some approved place other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed or delivered before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

           (c)        for the form of the instrument of proxy; and

           (d) generally for the calling of meetings of Special Warrantholders and the conduct of business thereat.

                     Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Special Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to section 6.9), shall be Special Warrantholders or persons holding proxies of Special Warrantholders.

6.9        CORPORATION, TRUSTEE AND COUNSEL MAY BE REPRESENTED

                     The Corporation and the Trustee, by their respective employees, directors and officers, and the counsel for each of the Corporation, the Special Warrantholders and the Trustee may attend any meeting of the Special Warrantholders and speak thereto but shall have no vote as such.

6.10       POWERS EXERCISABLE BY EXTRAORDINARY RESOLUTION

                     In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Special Warrantholders at a meeting shall have the power, exercisable from time to time by extraordinary resolution to:

           (a) agree with the Corporation to any modification, alteration, compromise or arrangement of the rights of Special Warrantholders and/or, subject to the Trustee's prior consent, the Trustee in its capacity as trustee hereunder, or on behalf of the Special Warrantholders against the Corporation (including, without limitation, an amendment to any date or deadline herein), whether such rights arise under this Indenture or the Special Warrants or otherwise;

           (b) amend or repeal any extraordinary resolution previously passed or sanctioned by the Special Warrantholders;

           (c) direct or authorize the Trustee, subject to receipt of funding and indemnity, to enforce any of the covenants on the part of the Corporation contained in this Indenture or the Special Warrants or to enforce any of the rights of the Special Warrantholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

           (d) waive and direct the Trustee to waive any default on the part of the Corporation in complying with any provisions of this Indenture or the Special Warrants, either unconditionally or upon any conditions specified in such extraordinary resolution;

           (e) restrain any Special Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation contained in this Indenture or the Special Warrants or to enforce any of the rights of the Special Warrantholders;

           (f) direct any Special Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with any such suit, action or proceeding, upon payment of the costs, charges and expenses reasonably and properly incurred by such Special Warrantholder in connection therewith; and

           (g)        remove the Trustee and appoint a successor trustee.

6.11       MEANING OF EXTRAORDINARY RESOLUTION

                     (a) The expression "EXTRAORDINARY RESOLUTION" when used in this Indenture means, subject as hereinafter in this section 6.11 and in section
6.14 provided, a resolution proposed at a meeting of Special Warrantholders duly convened for that purpose and held in accordance with this Article 6 at which there are present in person or represented by proxy Special Warrantholders holding at least 25% of the aggregate number of the then unexercised and outstanding Special Warrants and passed by the affirmative votes of Special Warrantholders holding not less than 66?% of the outstanding Special Warrants represented at the meeting and voted on the poll upon such resolution.

                     (b) If, at any meeting called for the purpose of passing an extraordinary resolution, Special Warrantholders holding at least 25% of the then unexercised and outstanding Special Warrants, as required by section 6.11(a), are not present in person or by proxy within a half-hour after the time appointed for the meeting, then the meeting, if convened by Special Warrantholders or on a Special Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than four or more than 10 Business Days later, and to such place and time as may be appointed by the Chair. Not less than three Business Days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in
Article 9. Such notice shall state that at the adjourned meeting the Special Warrantholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Special Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in section 6.11(a) shall be an extraordinary resolution within the meaning of this Indenture notwithstanding that Special Warrantholders holding at least 25% of the then unexercised and outstanding Special Warrants are not present in person or represented by proxy at such adjourned meeting.

                     (c) Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

6.12       POWERS CUMULATIVE

                     It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Special Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Special Warrantholders to exercise such powers or combination of powers then or thereafter from time to time.

6.13       MINUTES

                     Minutes of all resolutions and proceedings at every meeting of Special Warrantholders shall be made and duly entered in minute books of the Corporation, and any such minutes as aforesaid, if signed by the Chair of the meeting at which such resolutions were passed or proceedings held, or by the Chair of the next succeeding meeting of the Special Warrantholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

6.14       INSTRUMENTS IN WRITING

                     All actions that may be taken and all powers that may be exercised by the Special Warrantholders at a meeting held as provided in this
Article 6 also may be taken and exercised by Special Warrantholders holding, in case of such actions and powers not requiring an extraordinary resolution, at least 51%, and, in the case of such actions and powers requiring an extraordinary resolution, at least 66?%, of the then unexercised and outstanding Special Warrants by an instrument in writing signed in one or more counterparts by such Special Warrantholders in person or by attorney duly appointed in writing, and the expression "extraordinary resolution" when used in this Indenture shall include an instrument so signed.

6.15       BINDING EFFECT OF RESOLUTIONS

                     Every resolution and every extraordinary resolution passed in accordance with this Article 6 at a meeting of Special Warrantholders shall be binding upon all the Special Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Special Warrantholders in accordance with section 6.14 shall be binding upon all the Special Warrantholders, whether signatories thereto or not, and each and every Special Warrantholder and the Trustee (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing. In the case of an instrument in writing, the Trustee, on direction by the Corporation, shall give notice in the manner contemplated in section 9.1 of the effect of the instrument in writing to all Special Warrantholders and the Corporation as soon as is reasonably practicable.

6.16       HOLDINGS BY THE CORPORATION OR AFFILIATES OF THE CORPORATION
           DISREGARDED

                     In determining whether Special Warrantholders holding Special Warrants evidencing the right to acquire the required number of Underlying Securities are present at a meeting of Special Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Special Warrantholders' Request or other action under this Indenture, Special Warrants owned legally or beneficially by the Corporation or any affiliate (as that term is defined in the Securities Act (Ontario)) of the Corporation shall be disregarded. The Corporation shall provide to the Trustee, upon request, a certificate of the Corporation detailing the number of Special Warrants owned legally or beneficially by the Corporation or any affiliate (as that term is defined in the Securities Act (Ontario)) of the Corporation, together with the registration particulars thereof.

                                    ARTICLE 7
                             SUPPLEMENTAL INDENTURES

7.1        SUPPLEMENTAL INDENTURES

                     From time to time the Corporation and the Trustee may, subject to the provisions of this Indenture, and they shall, when so directed by this Indenture, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

           (a)        setting forth adjustments in the application of Article 2;

           (b) adding to the provisions hereof such additional covenants and enforcement provisions as in the opinion of counsel are necessary or advisable, provided that the same are not in the opinion of the Trustee, relying on the opinion of counsel, prejudicial to the interests of the Special Warrantholders as a group;

           (c) giving effect to any extraordinary resolution passed as provided in Article 6;

           (d) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, relying on the opinion of counsel, prejudicial to the interests of the Special Warrantholders as a group;

           (e) adding to or amending the provisions hereof in respect of the transfer of Special Warrants, making provision for the exchange of Special Warrants, and making any modification in the form of the Special Warrant Certificates that does not affect the substance thereof;

           (f) evidencing any succession or successions of other bodies corporate to the Corporation and the assumption by any successor of the covenants of the Corporation herein and in the Special Warrants contained, as hereinafter provided in this Article 7;

           (g) amending any of the provisions of this Indenture or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such amendment or relief shall be or become operative or effective if, in the opinion of the Trustee, such amendment or relief impairs any of the rights of the Special Warrantholders as a group or of the Trustee, and provided further that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which may in its opinion not afford adequate protection to the Trustee when the same shall become operative; and

           (h) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein, provided that, in the opinion of the Trustee, relying on the opinion of counsel, the rights of the Trustee and of the Special Warrantholders as a group are not prejudiced thereby and provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which may in its opinion not afford adequate protection to the Trustee when the same shall become operative.

7.2        SUCCESSOR CORPORATIONS

                     In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another person (a "SUCCESSOR"), forthwith following the occurrence of such event the successor resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Trustee and executed and delivered to the Trustee, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

                                    ARTICLE 8
                             CONCERNING THE TRUSTEE

8.1        TRUST INDENTURE LEGISLATION

                     (a) In this Article 8, the term "APPLICABLE LEGISLATION" means the provisions, if any, of the Business Corporations Act (Ontario) and any other statute of Canada or the United States or a province or state, respectively, thereof and of regulations under any such named or other statute relating to trust indentures and/or to the rights, duties and obligations of trustees and of corporations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Indenture.

                     (b) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

                     (c) The Corporation and the Trustee agree that each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefit of Applicable Legislation.

8.2        RIGHTS AND DUTIES OF TRUSTEE

                     (a) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith with a view to the best interests of the Special Warrantholders and shall exercise the degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law. No provision of this Indenture shall be construed to relieve the Trustee from, or require any other person to indemnify the Trustee against, liability for its own negligence, wilful misconduct or bad faith.

                     (b) Subject only to section 8.2(a), the Trustee, its directors, employees and agents shall not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Corporation under this Indenture unless and until it shall have received a Special Warrantholders' Request specifying the act, action or proceeding that the Trustee is requested to take. The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Special Warrantholders hereunder shall be conditional upon the Special Warrantholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

                     (c) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Special Warrantholders, at whose instance it is acting, to deposit with the Trustee the Special Warrants held by them, for which Special Warrants the Trustee shall issue receipts.

                     (d) Subject to section 8.2(a), the Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms of this Indenture, nor shall the Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee, and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any default.

                     (e) None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified by the Corporation.

                     (f) Every provision of this Indenture that by its terms relieves the Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation and of section 8.2(a).

8.3        EVIDENCE, EXPERTS AND ADVISERS

                     (a) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Trustee such additional evidence of compliance with any provision hereof in such form as may be prescribed by Applicable Legislation, or as the Trustee may reasonably require by written notice to the Corporation.

                     (b) In the exercise of its rights and duties hereunder, the Trustee may, if it is acting in good faith, rely not only as to the due execution and validity and the effectiveness of the provisions thereof but also as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Trustee.

                     (c) Whenever Applicable Legislation requires that evidence referred to in section 8.3(a) be in the form of a statutory declaration, the Trustee may accept such statutory declaration in lieu of a certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by one or more of the Chief Executive Officer or Chief Financial Officer of the Corporation.

                     (d) Proof of the execution of an instrument in writing, including a Special Warrantholders' Request, by any Special Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner that the Trustee may consider adequate.

                     (e) The Trustee may employ or retain such counsel, accountants or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder, may act on and rely upon the advice or opinions so obtained and may pay reasonable remuneration for all services so performed by any of them (any such remuneration paid by the Trustee to be repaid by the Corporation to the Trustee in accordance with section 4.3), without taxation of costs of any counsel, and shall not be responsible for any misconduct on the part of any of them.

8.4        DOCUMENTS HELD BY TRUSTEE

                     (a) Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank or trust company or deposited for safekeeping with any such bank or trust company. Unless herein otherwise expressly provided any monies so held, pending the application or withdrawal thereof under any provisions of this Indenture, may be deposited in the name of the Trustee in any Canadian chartered bank or Canadian trust company, including the Trustee's deposit department, at the rate of interest (if any) then current on similar deposits or may be deposited in such institutions or invested in such securities as the Agents may consent to. All interest or other income received by the Trustee in respect of such deposits and investments shall belong to Special Warrantholders.

                     (b) The Trustee shall maintain accurate books, records and accounts of the transactions effected or controlled by the Trustee hereunder and the receipt, investment, reinvestment and disbursement of the property hereunder and shall provide to the Corporation and the Agents records and statements thereof periodically upon request.

8.5        ACTIONS BY TRUSTEE TO PROTECT INTERESTS

                     The Trustee shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Special Warrantholders.

8.6        TRUSTEE NOT REQUIRED TO GIVE SECURITY

                     The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise.

8.7        PROTECTION OF TRUSTEE

                     By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

           (a) The Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Special Warrants (except the representation contained in section 8.9 or in the certificate of the Trustee on the Special Warrants) or be required to verify the same.

           (b) Nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

           (c) The Trustee shall not be bound to give notice to any person of the execution hereof.

           (d) The Trustee shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation.

8.8        REPLACEMENT OF TRUSTEE

                     (a) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation not less than 90 days' prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Special Warrantholders by extraordinary resolution shall have the power at any time to remove the existing Trustee and to appoint a new trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Special Warrantholders; failing such appointment by the Corporation, within 10 days the retiring Trustee or any Special Warrantholder may apply to a justice of the Ontario Court of Justice (General Division) at the Corporation's expense, on such notice as such justice may direct, for the appointment of a new trustee; but any new trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Special Warrantholders. Any new trustee appointed under this section 8.8 shall be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by Applicable Legislation of any other jurisdiction, in such other jurisdiction. On any such appointment, the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new trustee, provided that any resignation or removal of the Trustee and appointment of a successor trustee shall not become effective until the successor trustee shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Trustee, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor trustee an appropriate instrument transferring to such successor trustee all rights and powers of the Trustee hereunder.

                     (b) Upon the appointment of a successor trustee, the Corporation shall promptly notify the Special Warrantholders thereof.

                     (c) Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation succeeding to the trust business of the Trustee, shall be the successor to the Trustee hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new trustee under section 8.8(a).

                     (d) Any Special Warrants certified but not delivered by a predecessor trustee may be certified by the successor trustee in the name of the predecessor or successor trustee.

8.9        CONFLICT OF INTEREST

                     (a) The Trustee represents to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists in the Trustee's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within 30 days after ascertaining that it has such a material conflict of interest, either eliminate the same or resign its trust hereunder to a successor trustee approved by the Corporation. If any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Special Warrants shall not be affected in any manner whatsoever by reason thereof.

                     (b) Subject to section 8.9(a), the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any subsidiary of the Corporation without being liable to account for any profit made thereby.

8.10       ACCEPTANCE OF TRUSTS

                     The Trustee hereby accepts the covenants, trusts and obligations of this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold and exercise the rights, privileges and benefits conferred upon it hereby in trust for and on behalf of the persons who become Special Warrantholders from time to time.

8.11       TRUSTEE NOT TO BE APPOINTED RECEIVER

                     The Trustee and any person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

8.12       INDEMNITY OF TRUSTEE

                     The Corporation hereby indemnifies and holds harmless the Trustee and its directors, employees and agents from and against all reasonable costs, claims, demands, actions, causes of action, damages, liabilities, charges, expenses and disbursements (including reasonable legal fees and disbursements) that it might incur or to which it might have become subject in any action, suit or other similar legal proceeding that might be instituted against the Trustee arising from or out of any act, omission or error of the Trustee arising pursuant to this Indenture, provided that the Trustee acted in accordance with the standards set forth in section 8.2 and that any such act, omission or error did not constitute negligence, wilful misconduct or bad faith on the part of the Trustee. With respect to any indemnified party who is not a party to this Indenture, the Trustee shall obtain and hold the rights and benefits of this section 8.12 in trust for and on behalf of such indemnified party. This section 8.12 shall survive the resignation or removal of the Trustee or the termination of this Indenture.

                                    ARTICLE 9
                                     GENERAL

9.1        NOTICE

           (a) Unless herein otherwise expressly provided, any notice, document or thing required or permitted to be given or delivered hereunder shall be deemed to be properly given or delivered if:

                      (i) delivered in person to the address set out below and acknowledged by written receipt signed by the person receiving such notice;

                      (ii) faxed and confirmed by prepaid registered letter addressed to the party receiving such notice at its respective addresses set out below; or

                      (iii) sent by prepaid registered letter (provided that any notice to be so given is not unlikely to reach its destination as a result of any actual or threatened interruption of mail services) or courier delivery addressed to the party receiving such notice at its respective address set out below:

                               THE CORPORATION:

                               Hemosol Corp.
                               2585 Meadowpine Blvd.
                               Mississauga, Ontario L5N 8H9

                               Attention: President and Chief Executive Officer Fax No.: (905) 286-0021

                               WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE)
                               TO:

                               Davies Ward Phillips & Vineberg LLP
                               P.O. Box 63, Suite 4400
                               1 First Canadian Place
                               Toronto, Ontario M5X 1B1

                               Attention: Arthur Shiff and Peter Hong
                               Fax: (416) 863-0871

                               THE TRUSTEE:

                               Computershare Trust Company of Canada
                               100 University Avenue
                               9th Floor, North Tower
                               Toronto, Ontario  M5J 2Y1

                               Attention: Manager, Corporate Trust Services
                               Fax: (416) 981-9777

                               A SPECIAL WARRANTHOLDER:

                               the address appearing in the register of holders

                               WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE)
                               TO:

                               Loewen, Ondaatje, McCutcheon Limited
                               Hazelton Lanes, East Tower
                               55 Avenue Road
                               Suite 2250
                               Toronto, ON  M5R 3L2

                               Attention: Jason Attew
                               Fax:  (416) 964-4493

                               WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE)
                               TO:

                               Life Science Group, Inc.
                               One Sound Shore Drive
                               Suite 205
                               Greenwich, CT
                               U.S.A.  06830

                               Attention: David A. DeWahl, Jr.
                               Fax:  (203) 422 0601

                               WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE)
                               TO:

                               Aird & Berlis LLP
                               BCE Place, Box 754
                               181 Bay Street
                               Toronto, Ontario M5J 2T9

                               Attention: James Matthews
                               Fax:  (416) 863-1515

                               WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE)
                               TO:

                               Morrison & Foerster LLP
                               1290 Avenue of the Americas
                               New York, New York  10104

                               Attention: Anna T. Pinedo
                               Fax: (212) 468-7900

           (b)        Any notice or delivery given in accordance with this
                      section 9.1 shall be deemed to have been given and received:

                      (i)        if delivered in person in accordance with
                                 section 9.1(a)(i), on the day of delivery in person (provided that such day is a Business Day at the place of receipt and delivery occurs prior to 4:00 p.m. (local time of the recipient) and, if it is not, on the next following Business Day;

                      (ii) if faxed in accordance with section 9.1(a)(ii) during the business hours of the recipient, on the date of receipt of the fax (provided that such day is a Business Day at the place of receipt and, if it is not, on the next following Business Day) and if faxed other than during business hours, on the next following Business Day; and

                      (iii) if sent by prepaid registered letter or courier delivery in accordance with section 9.1(a)(iii), on the date the letter is actually received by the addressee.

           (c) For greater certainty, a letter delivered by courier where such courier obtains a written acknowledgment of receipt from the party receiving the letter shall be considered a delivery in person in accordance with section 9.1(a)(i) rather than the sending of a letter in accordance with section 9.1(a)(iii).

           (d) Any party may from time to time by notice in writing delivered in accordance with section 9.1 change its address for purposes hereof.

9.2        ACCIDENTAL FAILURE TO GIVE NOTICE TO SPECIAL WARRANTHOLDERS

                     Accidental error or omission in giving notice or accidental failure to give notice to any Special Warrantholder shall not invalidate any action or proceeding founded thereon.

9.3        COUNTERPARTS AND FORMAL DATE

                     This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the Closing Date.

9.4        SATISFACTION AND DISCHARGE OF INDENTURE

                     Upon the date by which all Special Warrants theretofore certified hereunder have been cancelled or deemed to be cancelled in accordance with section 3.4, this Indenture, except to the extent that Underlying Securities and certificates therefor have not been issued and delivered hereunder or the Corporation has not performed any of its obligations hereunder, shall cease to be of any further effect in respect of the Corporation, and the Trustee, on written demand of and at the cost and expense of the Corporation, and upon delivery to the Trustee of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Trustee of the expenses, fees and other remuneration payable to the Trustee, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture, provided that if the Trustee has not then performed any of its obligations hereunder, any such satisfaction and discharge of the Corporation's obligations hereunder shall not affect or diminish the rights of any Special Warrantholder or the Corporation against the Trustee.

9.5 PROVISIONS OF INDENTURE AND SPECIAL WARRANTS FOR THE SOLE BENEFIT OF PARTIES AND SPECIAL WARRANTHOLDERS

                     Except as provided in sections 5.2 and 5.3, nothing in this Indenture or the Special Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Special Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Special Warrantholders.

9.6        ASSIGNMENT

                     This Indenture may not be assigned by either party hereto without the consent in writing of the other party. This Indenture shall enure to and bind the parties and their lawful successors and permitted assigns.

9.7        NO WAIVER, ETC.

                     No act, omission, delay, acquiescence or course of conduct on the part of either party hereto, other than a specific written instrument, shall constitute a waiver of or consent to any breach or default by the other party hereto, or affect or limit the right of the party to insist on strict or timely performance of the obligation of the other party.

9.8        FURTHER ASSURANCES

                     Each of the parties hereto shall do or cause to be done all such acts and things and execute such further documents, agreements and assurances as may reasonably be necessary or advisable from time to time to carry out the provisions of this Indenture in accordance with their true intent.

                     IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf.



                                HEMOSOL CORP.

                                by  (signed) Lee Hartwell
                                    -------------------------------------------
                                    Lee Hartwell
                                    President and Chief Executive Officer


                                COMPUTERSHARE TRUST COMPANY OF CANADA

                                by  (signed) Patricia Wakelin
                                    -------------------------------------------
                                    Name:    Patricia Wakelin
                                    Title:   Professional, Corporate Trust


                                    (signed) Elizabeth Mealey
                                    -------------------------------------------
                                    Name:    Elizabeth Mealey
                                    Title:   Administrator, Corporate Trust

                                   SCHEDULE A
                       FORM OF SPECIAL WARRANT CERTIFICATE


                     The following is the form of Special Warrant Certificate referred to in section 2.1:

THE FOLLOWING LEGEND SHALL BE TYPED ON ALL CERTIFICATES:

UNLESS PERMITTED BY SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE AUGUST 9, 2005.

THE SPECIAL WARRANTS EVIDENCED BY THIS CERTIFICATE ARE EXERCISABLE ONLY DURING THE PERIOD COMMENCING AT THE CLOSING TIME (AS HEREINAFTER DEFINED) AND ENDING AT 5:00 P.M. (TORONTO TIME) ON THE DATE THAT IS THE EARLIER TO OCCUR OF: (A) FIVE BUSINESS DAYS IMMEDIATELY FOLLOWING THE QUALIFICATION DATE (AS HEREINAFTER DEFINED); AND (B) FOUR MONTHS PLUS ONE DAY IMMEDIATELY FOLLOWING THE CLOSING DATE.

THE FOLLOWING LEGEND SHALL BE TYPED ON ALL CERTIFICATES ISSUED TO "U.S. PERSONS", AS THAT TERM IS DEFINED IN REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ( THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS (PROVIDED THE AVAILABILITY OF SUCH EXEMPTION SHALL BE ESTABLISHED TO THE REASONABLE SATISFACTION OF COUNSEL TO HEMOSOL CORP. (THE "CORPORATION"), (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (C) IN A TRANSACTION NOT SUBJECT TO THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. IN THE EVENT THAT, PURSUANT TO CLAUSE
(C) ABOVE, THE SECURITIES ARE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN A TRANSACTION OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AT A TIME WHEN THE CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN RULE 902 UNDER THE SECURITIES ACT, THIS LEGEND MAY BE REMOVED BY PROVIDING A DECLARATION TO THE CORPORATION'S TRANSFER AGENT, IN SUCH FORM AS THE CORPORATION MAY REASONABLY PRESCRIBE, TO THE EFFECT THAT SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF THE SECURITIES ACT.

NO. _________                    Representing ________________________ special
                                 warrants (the "SPECIAL WARRANTS") of Hemosol
                                 Corp. (the "CORPORATION"), each such Special
                                 Warrant entitling the holder thereof to acquire one common share of the Corporation (a "COMMON
                                 SHARE") and one common share purchase warrant of the Corporation (a "WARRANT") for no additional consideration.


NOTE: THE SPECIAL WARRANTS EVIDENCED HEREBY ARE RESTRICTED AS TO TRANSFER AS SET FORTH HEREIN.

                                 SPECIAL WARRANT
                                       OF
                                  HEMOSOL CORP.

                     THIS CERTIFIES that, for value received, the holder hereof, _________________________________________________________, (the "HOLDER") of the
Special Warrants represented hereby is entitled at any time at or after the Closing Time (as hereinafter defined) and prior to 5:00 p.m. (Toronto time) (the "EXPIRY TIME") on the date (the "EXPIRY DATE") that is the earlier to occur of
(a) the fifth Business Day (as hereinafter defined) immediately following the Qualification Date (as hereinafter defined), and (b) four months plus one day immediately following the Closing Date (as hereinafter defined), to acquire in accordance with the provisions of the Special Warrant Indenture (as hereinafter defined) one Common Share and one Warrant for each Special Warrant represented hereby without payment of any consideration in addition to the issue price of such Special Warrant by surrendering to Computershare Trust Company of Canada (the "TRUSTEE") at the Trustee's Principal Office (as hereinafter defined) this certificate together with an exercise form of the attached exercise form or any other written notice in a form satisfactory to the Trustee, in either case duly completed and executed; PROVIDED THAT UNLESS THE HOLDER HAS SURRENDERED THE SPECIAL WARRANTS REPRESENTED HEREBY FOR EXERCISE PURSUANT TO THE PROVISIONS HEREOF AND OF THE SPECIAL WARRANT INDENTURE ON OR PRIOR TO THE EXPIRY TIME, THE SPECIAL WARRANTS REPRESENTED HEREBY SHALL BE EXERCISED BY THE TRUSTEE ON BEHALF OF THE HOLDER AT THE EXPIRY TIME, WITHOUT FURTHER NOTICE TO OR ACTION ON THE PART OF THE HOLDER. UPON THE EXERCISE OF THE SPECIAL WARRANTS IN ACCORDANCE WITH THE FOREGOING, THE HOLDER WILL BE REQUIRED TO SURRENDER THIS SPECIAL WARRANT CERTIFICATE TO THE TRUSTEE AT THE TRUSTEE'S PRINCIPAL OFFICE (AS HEREINAFTER DEFINED) PRIOR TO RECEIVING A CERTIFICATE EVIDENCING THE COMMON SHARES AND WARRANTS TO WHICH THE HOLDER IS ENTITLED.

                     For the purposes of this Special Warrant Certificate: (a) "BUSINESS DAY" means a day that is not a Saturday, Sunday or civic or statutory holiday in Toronto, Ontario or a day on which the Trustee is not open for business; (b) "CLOSING DATE" means April 8, 2005; (c) "CLOSING TIME" means 9:00 a.m. (Toronto time) on the Closing Date or such other time as the Corporation and Loewen, Ondaatje, McCutcheon Limited ("LOM"), and Life Science Group, Inc. ("LSG" and, together with LOM, the "AGENTS") may agree pursuant to the Agency Agreement; (d) "FINAL PROSPECTUS" means the (final) long form prospectus of the Corporation qualifying, among other securities, the distribution of the Common Shares and Warrants issuable upon the exercise of the Special Warrants; (e) "QUALIFICATION DATE" means the date on which a receipt for the Final Prospectus is issued by the Ontario Securities Commission; (f) "TRUSTEE'S PRINCIPAL OFFICE" means the offices of the Trustee located at 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1; and (g) "AGENCY AGREEMENT" means the Agency agreement dated as of March 30, 2005 between the Corporation and the Agents.

                     This Special Warrant Certificate shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by post or other means of transmission, upon receipt thereof by, the Trustee at the Trustee's Principal Office.

                     Upon the exercise of the Special Warrants evidenced hereby, the Corporation shall cause to be issued to the person(s) in whose name(s) the Common Shares and Warrants are to be issued (provided that if the Common Shares and Warrants are to be issued to a person other than the holder of this Special Warrant Certificate, the holder's signature on the exercise form herein shall be guaranteed by a Canadian chartered bank, by a Canadian trust company, by a Medallion Signature Guarantee from a member of a recognized Signature Medallion Guarantee Program, or in the United States by a bank, savings and loan association, building and loan association, cooperative bank or similar institution which is supervised or exercised by a state or federal authority having authority over such entity, the number of Common Shares and Warrants to which such person(s) is entitled and such person(s) shall become a holder of Common Shares and Warrants with effect from the date of such exercise and upon due surrender of this Special Warrant Certificate the Corporation will cause certificates representing such Common Shares and Warrants to be made available for pick-up by such person(s) at the Trustee's Principal Office, or mailed to such person(s) at the address(es) specified in such exercise, within three Business Days after receipt of notice from the Trustee of the exercise and due surrender of this Special Warrant.

                     This Special Warrant Certificate represents Special Warrants issued or issuable under the provisions of a special warrant indenture (which indenture, together with all other instruments supplemental or ancillary thereto, is herein referred to as the "SPECIAL WARRANT INDENTURE") made as of April 8, 2005 between the Corporation and the Trustee, as trustee, to which Special Warrant Indenture reference is hereby made for particulars of the rights of the holders of the Special Warrants and the Corporation and of the Trustee in respect thereof and the terms and conditions upon which the Special Warrants are issued and held, all to the same effect as if the provisions of the Special Warrant Indenture were herein set forth, to all of which the holder of this Special Warrant Certificate by acceptance hereof assents. A copy of the Special Warrant Indenture will be available for inspection at the Trustee's Principal Office. IF ANY CONFLICT EXISTS BETWEEN THE PROVISIONS CONTAINED HEREIN AND THE PROVISIONS OF THE SPECIAL WARRANT INDENTURE, THE PROVISIONS OF THE SPECIAL WARRANT INDENTURE SHALL GOVERN. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Special Warrant Indenture.

                     Upon presentation at the Trustee's Principal Office, subject to the provisions of the Special Warrant Indenture and upon compliance with the reasonable requirements of the Trustee, a Special Warrant Certificate may be exchanged for Special Warrant Certificate(s) entitling the holder thereof to acquire one Common Share and one Warrant for each Special Warrant represented by the Special Warrant Certificate. The Corporation and the Trustee may treat the registered holder of this Special Warrant Certificate for all purposes as the absolute owner hereof. The holding of this Special Warrant Certificate shall not constitute the holder hereof a holder of Common Shares or Warrants nor entitle the holder to any right or interest in respect thereof except as herein and in the Special Warrant Indenture expressly provided.

                     The transfer of the Special Warrants evidenced hereby is restricted by applicable Ontario Securities Laws and U.S. Securities Laws. Special Warrants may only be transferred, upon compliance with the conditions prescribed in the Special Warrant Indenture, on the register to be kept at the Trustee's Principal Office, by the registered holder thereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee with signature guaranteed by a Canadian chartered bank, a Canadian trust company, a Medallion Signature Guarantee from a member of a recognized Signature

Medallion Guarantee Program, or in the United States by a bank, savings and loan association, building and loan association, cooperative bank or similar institution which is supervised or exercised by a state or federal authority having authority over such entity and upon compliance with such reasonable requirements as the Trustee may prescribe (including, without limitation, the requirement to provide evidence of satisfactory compliance with applicable Ontario Securities Laws and U.S. Securities Laws).

                     PRIOR TO THE QUALIFICATION DATE, THE TRANSFER OF COMMON SHARES AND WARRANTS, OR ANY COMPONENT PART THEREOF, ISSUABLE UPON THE EXERCISE OF THE SPECIAL WARRANTS EVIDENCED HEREBY IS RESTRICTED BY APPLICABLE SECURITIES LEGISLATION.

                     The Special Warrant Indenture contains provisions making binding upon all holders of Special Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the holders of Special Warrants holding a specified percentage of the then outstanding Special Warrants.

                     The Special Warrants and the Special Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

                     This Special Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Trustee for the time being under the Special Warrant Indenture. The certification of the Trustee on this Special Warrant Certificate shall not be construed as a representation or a warranty by the Trustee as to the validity of the Special Warrant Indenture or this Special Warrant (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Special Warrants or of the consideration therefor except as otherwise specified herein and in the Special Warrant Indenture.

                     IN WITNESS WHEREOF the Corporation has caused this Special Warrant Certificate to be signed by its duly authorized officer as of April 8, 2005.

                                     HEMOSOL CORP.

                                     by
                                        --------------------------------------
                                        Authorized Signing Officer

This Special Warrant Certificate
represents Special Warrants referred
to in the Special Warrant Indenture
within mentioned.

DATED as of April 8, 2005.

COMPUTERSHARE TRUST COMPANY OF CANADA,
in its capacity as Trustee under
the Special Warrant Indenture

by
   ----------------------------------------
   Authorized Signing Officer

                                  TRANSFER FORM

                     FOR VALUE RECEIVED, _____________________________________
hereby sells, assigns and transfers unto

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PLEASE PRINT OR TYPE NAME AND ADDRESS OF ASSIGNEE

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

______________________________________Special Warrants represented by the within
Special Warrant Certificate and does hereby irrevocably constitute and appoint

--------------------------------------------------------------------------------
attorney to transfer the said Special Warrants on the books of the Trustee with full power of substitution in the premises.

                DATED this ___________ day of ________________, 20___.

SIGNED,  SEALED & DELIVERED
    in the presence of:

------------------------------               ----------------------------------
          Witness                            Signature of Special Warrantholder



guaranteed by:

------------------------------               ----------------------------------
            Name                                (Authorized Signature Number)


NOTICE: The signature on this assignment must correspond exactly with the name as written upon the face of this certificate. If Common Shares and Warrants are to be issued to a person other than the registered holder, the registered holder must pay to the Trustee all exigible taxes and the signature of the registered holder must be guaranteed by a Canadian chartered bank, a Canadian trust company, a Medallion Signature Guarantee from a member of a recognized Signature Medallion Guarantee Program, or in the United States by a bank, savings and loan association, building and loan association, cooperative bank or similar institution which is supervised or exercised by a state or federal authority having authority over such entity.

                                  EXERCISE FORM

TO:       Hemosol Corp.
          2585 Meadowpine Blvd.
          Mississauga, Ontario L5N 8H9

          Attention:President and Chief Executive Officer

AND TO:   Computershare Trust Company of Canada
          100 University Avenue
          9th Floor, North Tower
          Toronto, Ontario M5J 2Y1

          Attention:Manager, Corporate Trust Services

                     The undersigned holder of the within Special Warrants hereby irrevocably subscribes for the maximum number of Common Shares and Warrants (or other shares or securities or property issuable in accordance with the Special Warrant Indenture) of Hemosol Corp. issuable pursuant to the within Special Warrants on the terms specified in the said Special Warrants and the Special Warrant Indenture.

                     The undersigned hereby directs that the said Common Shares and Warrants be issued in the name of the undersigned and delivered to the address of the undersigned as shown on the register of holders of Special Warrants, unless otherwise specified in the space provided below (please print).

-------------- --------------------- ------------------- ---------------------
   NAME(S)          ADDRESS(ES)           NUMBER OF           NUMBER OF
   IN FULL     (include Postal Code)    COMMON SHARES          WARRANTS
-------------- --------------------- ------------------- ---------------------



-------------- --------------------- ------------------- ---------------------



-------------- --------------------- ------------------- ---------------------


Please note that if Common Shares and Warrants are to be issued to a person other than the registered holder, the registered holder must pay to the Trustee all exigible taxes and duly execute the form of transfer.

DATED this _________ day of ________________, 20___.

SIGNED,  SEALED & DELIVERED
      in the presence of:

-------------------------------              ----------------------------------
          Witness                            Signature of Special Warrantholder

                                             ----------------------------------
                                             Print Full Name

                                             ----------------------------------
                                             Address in Full


[ ] Please check box if these certificates are to be delivered to the office where this Special Warrant Certificate is surrendered, failing which the certificates will be mailed to the address shown on the register.

(The Trustee may require that the signature above be guaranteed, in which event the following must be completed.)

SIGNATURE OF SPECIAL WARRANTHOLDER
GUARANTEED BY:

                                             ----------------------------------
Name                                         (Signature of Guarantor)


                                             ----------------------------------
                                             (Authorized Signature Number)


Note: If the signature of the person executing this form is to be guaranteed, it must be guaranteed by a Canadian chartered bank, a Canadian trust company, a Medallion Signature Guarantee from a member of a recognized Signature Medallion Guarantee Program, or in the United States by a bank, savings and loan association, building and loan association, cooperative bank or similar institution which is supervised or exercised by a state or federal authority having authority over such entity.

                                   SCHEDULE B
             REPRESENTATIONS, WARRANTIES AND COVENANTS OF PURCHASER
                      EXCERPTED FROM SUBSCRIPTION AGREEMENT



Representations, Warranties and Covenants of the Purchaser.
-----------------------------------------------------------
                     ...

                     The Purchaser further represents, warrants and covenants to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

           (a) the Purchaser is acquiring the Purchaser's Special Warrants as principal for investment purposes only, for its own account and not as a nominee or agent for any other person, and not with a view to, or for resale in connection with, any distribution thereof in violation of any Canadian Securities Laws;

           (b) in the case of a subscription for the Special Warrants by the Purchaser acting as trustee or agent (including, for greater certainty, a portfolio manager or comparable adviser) for a principal, the Purchaser is duly authorized to execute and deliver the Subscription Agreement and all other necessary documentation in connection with such subscription on behalf of each such beneficial person, each of whom is subscribing as principal for its own account, not for the benefit of any other person and not with a view to the resale or distribution of the Special Warrants, Common Shares or Warrants, and the Subscription Agreement has been duly authorized, executed and delivered by or on behalf of and constitutes a legal, valid and binding agreement of, such principal, and the Purchaser acknowledges that the Corporation and/or the Agents may be required by law to disclose the identity of each beneficial purchaser for whom the Purchaser is acting;

           (c) the Purchaser or the beneficial person for whom the Purchaser is contracting hereunder is resident in the jurisdiction set out on the first page of the Subscription Agreement;

           (d) the Purchaser is aware of the restrictions with respect to trading in the Securities imposed by applicable Canadian Securities Laws or U.S. Securities Laws and confirms that no representation has been made respecting the restrictions with respect to trading in the Securities and the Purchaser further covenants that it will not resell the Common Shares and Warrants comprising the Purchaser's Special Warrants and the Common Shares issuable upon the exercise of such Warrants except in accordance with the provisions of applicable Canadian Securities Laws and U.S. Securities Laws;

           (e) the Purchaser has had an opportunity to conduct such due diligence and to ask and have answered all questions that the Purchaser sought to raise with respect to the business and affairs of the Corporation, the Purchaser's Special Warrants and the Subscription Agreement. The Purchaser has such knowledge of financial and business affairs as to be capable of evaluating the merits and risks of its investment and it is able to bear the economic risk of its investment;

           (f) upon acceptance by the Corporation, the Subscription Agreement will constitute a legal, valid and binding contract of the Purchaser enforceable against it in accordance with its terms (subject to bankruptcy, insolvency and other laws limiting the enforceability of creditors' rights and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction) and will not violate or conflict with the terms and provisions of any law applicable to, or the constating documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser is a party or by which the Purchaser is bound;

           (g) neither the Purchaser, nor (if applicable) any beneficial purchaser for whom the Purchaser is contracting hereunder, is acting jointly or in concert with any other Purchaser or any other such beneficial purchaser, as the case may be, for the purpose of acquiring the Purchaser's Special Warrants;

           (h) other than the Agents, there is no person acting or purporting to act in connection with the transactions contemplated herein who is entitled to any brokerage or finder's fee. If any person establishes a claim that any fee or other compensation is payable in connection with the subscription for the Purchaser's Special Warrants, the Purchaser covenants to indemnify and hold harmless the Corporation and the Agents with respect thereto and with respect to all costs reasonably incurred in the defence thereof;

           (i) the Purchaser, or (if applicable) any beneficial purchaser for whom the Purchaser is contracting hereunder, will execute, deliver or assist the Corporation in completing all documentation as may be required by applicable Canadian Securities Laws and U.S. Securities Laws to permit the purchase of the Purchaser's Special Warrants on the terms set forth herein;

           (j) if the Purchaser, or (if applicable) any beneficial purchaser for whom the Purchaser is contracting hereunder, is an individual, such person has obtained the age of majority and in every case is legally competent to execute the Subscription Agreement and to take all actions required pursuant thereto and is not a resident in or otherwise subject to Canadian Securities Laws applicable in the Province of Manitoba;

           (k) if the Purchaser, or (if applicable) any beneficial purchaser for whom the Purchaser is contracting hereunder, is a corporation, the corporation is duly incorporated and validly subsisting under the laws of the jurisdiction of its incorporation and has all requisite legal and corporate power and authority to execute and deliver the Subscription Agreement, to subscribe for the Special Warrants as contemplated herein and to carry out and perform its obligations under the terms of the Subscription Agreement;

           (l) if the Purchaser, or (if applicable) any beneficial purchaser for whom the Purchaser is contracting hereunder, is a partnership, syndicate or other form of unincorporated organization, it has the necessary legal capacity and authority to execute and deliver the Subscription Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof;

           (m) if the Purchaser, or (if applicable) any beneficial purchaser for whom the Purchaser is contracting hereunder, is resident in or otherwise subject to Canadian Securities Laws applicable in the Province of Ontario, the Purchaser is an "accredited investor" (as defined in Ontario Securities Commission Rule 45-501) and the Purchaser has identified in Schedule B the appropriate category(ies) of accredited investor that correctly and in all respects describes the Purchaser;

           (n) if the Purchaser, or (if applicable) any beneficial purchaser for whom the Purchaser is contracting hereunder, is resident in or otherwise subject to Canadian Securities Laws applicable in the Provinces of Alberta, British Columbia, Manitoba or Saskatchewan, the Purchaser is an "accredited investor" (as defined in Multilateral Instrument 45-103 - Capital Raising Exemptions) and the Purchaser has identified in Schedule C the appropriate category(ies) of accredited investor that correctly and in all respects describes the Purchaser;

           (o) if the Purchaser, or (if applicable) any beneficial purchaser for whom the Purchaser is contracting hereunder, is resident in the United States or otherwise subject to U.S. Securities Laws, the Purchaser is an "accredited investor" (as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act) and the Purchaser has identified in Schedule D the appropriate category(ies) of accredited investor that correctly and in all respects describes the Purchaser; and

           (p) the Purchaser's decision to subscribe for the Purchaser's Special Warrants was based solely upon the term sheet attached as Schedule E to the Subscription Agreement provided by the Agents and information about the Corporation which is publicly available (any such information having been obtained by the Purchaser without independent investigation or verification by the Agents).

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                HEMOSOL CORP.


                                By:  (signed)  Lee Hartwell
                                     -------------------------------------------
                                     Name:   Lee D. Hartwell
                                     Title:  President, Chief Executive Officer
                                             and  Chief Financial Officer

Date:  April 15, 2005